
CYCLE & CARRIAGE

03 AUG 28 AM 7:21

26 August 2003


03029609

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

URGENT
BY COURIER

Dear Sir /Madam

Re: Exemption No. 82-3163
Issuer: Cycle & Carriage Limited

SUPPL

The attached materials are being furnished to the Securities and Exchange Commission pursuant to exemption No. 82-3163 granted to Cycle & Carriage Limited under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned (@ Tel: 65-64708108/Fax: 65-64757088) if you have any questions.

For and on behalf of
Cycle Carriage Limited

HO YENG TAT
Group Company Secretary

PROCESSED
SEP 04 2003
THOMSON FINANCIAL

Encl.

C:\My Documents\ADR\SEC(Aug2003)\SLL

RECORD OF ANNOUNCEMENTS RELEASED (YEAR 2003)
(From 6 May to 26 August 2003)

No.	Date	Description
1	21-May-03	C&C scrip dividend scheme - Issue Price of New Shares
2	28-May-03	C&C scrip dividend scheme - Despatch of Election Notices to Members
3	29-May-03	Striking off of subsidiary, CCL Myanmar Pte Ltd
4	20-Jun-03	Notice of change in substantial shareholder's interests
5	23-Jun-03	Notice of change in substantial shareholder's interests
6	25-Jun-03	Notice of change in substantial shareholder's interests
7	27-Jun-03	Notice of change in substantial shareholder's interests
8	27-Jun-03	Notice of change in substantial shareholder's interests
9	01-Jul-03	Notice of change in substantial shareholder's interests
10	02-Jul-03	Appointment of new share registrar and change of address of office where register of members is kept
11	02-Jul-03	C&C scrip dividend scheme - Allotment & issue of shares
12	02-Jul-03	Notice of change in substantial shareholder's interests
13	02-Jul-03	Notice of change in substantial shareholder's interests
14	03-Jul-03	Notice of change in substantial shareholder's interests
15	04-Jul-03	Notice of change in substantial shareholder's interests
16	08-Jul-03	PT Astra International Tbk - *Series II Debt Buyback*
17	10-Jul-03	Notice of change in substantial shareholder's interests
18	10-Jul-03	Notice of change in substantial shareholder's interests
19	15-Jul-03	Notice of change in substantial shareholder's interests
20	17-Jul-03	Notice of change in substantial shareholder's interests
21	17-Jul-03	Notice of change in substantial shareholder's interests
22	28-Jul-03	Second quarter 2003 report of Cycle & Carriage Bintang Berhad
23	29-Jul-03	Request for suspension of trading
24	29-Jul-03	2003 interim results announcement (CCL)
25	29-Jul-03	Second quarter results announcement (CCL)
26	29-Jul-03	Proposed rights issue of Cycle & Carriage Limited
27	29-Jul-03	Request for lifting of suspension of trading
28	29-Jul-03	2003 interim results announcement (presentation material) - CCL
29	31-Jul-03	First Half 2003 Report of PT Astra International Tbk
30	31-Jul-03	Notice of change in substantial shareholder's interests
31	04-Aug-03	Notice of change in substantial shareholder's interests
32	05-Aug-03	Notice of change in substantial shareholder's interests

RECORD OF ANNOUNCEMENTS RELEASED (YEAR 2003)
(From 6 May to 26 August 2003)

No.	Date	Description
35	08-Aug-03	Notice of change in substantial shareholder's interests
36	11-Aug-03	Notice of change in substantial shareholder's interests
37	11-Jan-00	Notice of change in substantial shareholder's interests
38	18-Aug-03	Notice of change in substantial shareholder's interests
39	18-Aug-03	C&C's Rights Issue: Trading of Nil-Paid Rights
40	19-Aug-03	C&C's Rights Issue: Despatch of Abridged Prospectus
41	20-Aug-03	Notice of change in substantial shareholder's interests

MASNET No. 61 OF 20.08.2003
Announcement No. 61


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Change In Substantial Shareholder's Interests

Name of substantial shareholder:	Employees Provident Fund Board of Malaysia (EPF Board)
Date of notice to company:	20/08/2003
Date of change of interest:	08/08/2003
Name of registered holder:	Employees Provident Fund Board of Malaysia
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Dividends in specie in respect of equity interest to the shareholders of Edaran Otomobil Nasional Berhad

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	4,064,988
% of issued share capital:	1.65
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	N.A.
No. of shares held before the transaction:	18,401,582
% of issued share capital:	7.48
No. of shares held after the transaction:	22,466,570
% of issued share capital:	9.14

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:		18,401,582
% of issued share capital:		7.48
No. of shares held after the transaction:		22,466,570
% of issued share capital:		9.14
Total shares:		22,466,570

Submitted by Ho Yeng Tat, Group Company Secretary on 20/08/2003 to the SGX

MASNET No. 74 OF 19.08.2003
Announcement No. 74


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE LIMITED'S RIGHTS ISSUE: DESPATCH OF ABRIDGED PROSPECTUS

THIS ANNOUNCEMENT IS NOT FOR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES



CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED
(Incorporated in the Republic of Singapore)

RENOUNCEABLE RIGHTS ISSUE (THE "RIGHTS ISSUE") OF 81,959,696 NEW ORDINARY SHARES OF S$1.00 EACH ("RIGHTS SHARES") IN THE CAPITAL OF CYCLE & CARRIAGE LIMITED (THE "COMPANY") AT S$3.00 FOR EACH RIGHTS SHARE, ON THE BASIS OF ONE RIGHTS SHARE FOR EVERY THREE EXISTING ORDINARY SHARES OF S$1.00 EACH IN THE CAPITAL OF THE COMPANY ("SHARES") HELD AS AT 5.00 P.M. ON 14 AUGUST 2003 (THE " BOOKS CLOSURE DATE"), FRACTIONS OF A RIGHTS SHARE BEING DISREGARDED

Despatch of Abridged Prospectus

The Board of Directors of Cycle & Carriage Limited wishes to announce that the abridged prospectus dated 15 August 2003 relating to the Rights Issue ("**Abridged Prospectus**") has today been despatched to shareholders of the Company (i) with registered addresses (a) in Singapore or (b) upon the execution and return of an investor letter in a form satisfactory to the Company, in the United States, in each case as at the Books Closure Date or (ii) who had, by 7 August 2003, being five market days prior to the Books Closure Date, provided The Central Depository (Pte) Limited ("**CDP**") or the Company, as the case may be, with addresses (a) in Singapore or (b) upon the execution and return of an investor letter in a form satisfactory to the Company, in the United States, in each case for the service of notices and documents ("**Entitled Shareholders**"), together with the related subscription and other documents.

Acceptances of Provisional Allotments of Rights Shares and Excess Rights Shares Applications

Acceptances of provisional allotments of Rights Shares and applications for excess Rights Shares under the Rights Issue may only be made (in the case of Entitled Shareholders whose Shares are registered in their own name) on Provisional Allotment Letters and (in the case of Entitled Shareholders whose Shares are registered in the name of CDP) on the Application Form for Rights Shares and Excess Rights Shares ("**ARE**") issued with the Abridged Prospectus. The ARE need not be forwarded to the purchasers of the provisional allotments of Rights Shares ("**Purchasers**") as arrangements will be made by CDP for a separate Application Form for Rights Shares ("**ARS**") to be issued to the Purchasers. Purchasers should note that CDP will, on behalf of the Company, send the ARS accompanied by the Abridged Prospectus, by ordinary post and at the Purchasers' own risk, to their respective Singapore addresses as recorded with CDP.

Where to Collect Abridged Prospectus

Entitled Shareholders who do not receive the Abridged Prospectus and the related subscription and other documents within a week from the date of this announcement, may obtain copies of the same from:

The Central Depository (Pte) Limited 4 Shenton Way #02-01 SGX Centre 2 Singapore 068807	**M & C Services Private Limited** 138 Robinson Road #17-00 The Corporate Office Singapore 068906

Purchasers who do not receive the ARS accompanied by the Abridged Prospectus may also obtain copies of the same from CDP or M & C Services Private Limited (at the addresses stated above), or from any stockbroking firm which is member company of the Singapore Exchange Securities Trading Limited.

Important Dates and Times

Entitled Shareholders should note the following important dates and times relating to the Rights Issue (as disclosed in the Abridged Prospectus):

Last date and time for splitting	:	27 August 2003 at 4.45 p.m.
Last date and time for acceptance and payment*	:	2 September 2003 at 4.45 p.m
Last date and time for renunciation and payment	:	2 September 2003 at 4.45 p.m
Last date and time for excess Rights Shares application and payment*	:	2 September 2003 at 4.45 p.m

* The last date and time for acceptance and payment and excess Rights Shares application and payment through an automated teller machine of a Participating Bank (as defined in the Abridged Prospectus) is 2 September 2003 at 9.30 p.m.

Purchasers should also note the last date and time for acceptance and payment as stated above.

FURTHER INFORMATION

For further information, please contact the following:

The Company: Ho Yeng Tat Group Company Secretary Tel: +65 6470 8108	
UBS: Vineet Mishra Director, Investment Banking Department Tel: +65 6836 5744 Mobile: +65 9730 3894	 Ganen Sarvananthan Director, Equity Capital Markets Tel: +65 6836 5729 Mobile: +65 9862 3803

BY ORDER OF THE BOARD

Ho Yeng Tat
Group Company Secretary

19 August 2003
Singapore

This announcement is not for distribution, directly or indirectly, in or into the United States. *This announcement is not, and is not intended to be, an offer of securities for sale in the* United States. Securities may not be offered or sold in the United States or to, or for the benefit of, U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act of 1933) absent registration or an exemption from registration. There will be no public offer of securities in the United States.

Submitted by Ho Yeng Tat, Group Company Secretary on 19/08/2003 to the SGX

MASNET No. 61 OF 18.08.2003
Announcement No. 61


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE LIMITED'S RIGHTS ISSUE: TRADING OF NIL-PAID RIGHTS

THIS ANNOUNCEMENT IS NOT FOR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED
(Incorporated in the Republic of Singapore)

RENOUNCEABLE RIGHTS ISSUE OF 81,959,696 NEW ORDINARY SHARES OF S$1.00 EACH (" RIGHTS SHARES") IN THE CAPITAL OF CYCLE & CARRIAGE LIMITED (THE "COMPANY") AT S$3.00 FOR EACH RIGHTS SHARE, ON THE BASIS OF ONE RIGHTS SHARE FOR EVERY THREE EXISTING ORDINARY SHARES OF S$1.00 EACH IN THE CAPITAL OF THE COMPANY HELD AS AT 5.00 P.M. ON 14 AUGUST 2003, FRACTIONS OF A RIGHTS SHARE BEING DISREGARDED

The Board of Directors of the Company is pleased to announce that the provisional allotments of Rights Shares (the "**Nil-Paid Rights**") shall commence trading with effect from 9.00 a.m. on 19 August 2003 on two trading counters on the Singapore Exchange Securities Trading Limited.

The counters shall trade in board lots of Nil-Paid Rights to subscribe for 1,000 Rights Shares (trading name: C&C R) and in board lots of Nil-Paid Rights to subscribe for 333 Rights Shares (trading name: C&C R333), respectively.

For further information, please contact the following:

The Company:

Ho Yeng Tat
Group Company Secretary
Tel: +65 6470 8108

UBS:

Vineet Mishra
Director, Investment Banking Department
Tel: +65 6836 5744
Mobile: +65 9730 3894

Ganen Sarvananthan
Director, Equity Capital Markets
Tel: +65 6836 5729
Mobile: +65 9862 3803

BY ORDER OF THE BOARD

Ho Yeng Tat
Group Company Secretary

18 August 2003
Singapore

This announcement is not for distribution, directly or indirectly, in or into the United States. This announcement is not, and is not intended to be, an offer of securities for sale in the United States. Securities may not be offered or sold in the United States or to, or for the benefit of, U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act of 1933) absent registration or an exemption from registration. There will be no public offer of securities in the United States.

Submitted by Ho Yeng Tat, Group Company Secretary on 18/08/2003 to the SGX

MASNET No. 52 OF 18.08.2003
Announcement No. 52


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Change In Substantial Shareholder's Interests

Name of substantial shareholder:	Employees Provident Fund Board of Malaysia (EPF Board)
Date of notice to company:	18/08/2003
Date of change of interest:	04/08/2003
Name of registered holder:	Employees Provident Fund Board of Malaysia
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Sale of Shares

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	1,000
% of issued share capital:	0.0004
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$5.40 per share
No. of shares held before the transaction:	18,402,582
% of issued share capital:	7.48
No. of shares held after the transaction:	18,401,582
% of issued share capital:	7.48

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:		18,402,582
% of issued share capital:		7.48
No. of shares held after the transaction:		18,401,582
% of issued share capital:		7.48
Total shares:		18,401,582

Submitted by Ho Yeng Tat, Group Company Secretary on 18/08/2003 to the SGX

MASNET No. 43 OF 11.08.2003
Announcement No. 43


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Change In Substantial Shareholder's Interests

Name of substantial shareholder:	JSH Asian Holdings Limited Jardine Strategic Holdings Limited JMH Investments Limited Jardine Matheson Holdings Limited
Date of notice to company:	11/08/2003
Date of change of interest:	08/08/2003
Name of registered holder:	DBS Trustee Limited / DBS Nominees Pte Ltd
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Dividends in specie of C&C shares from Edaran Otomobil Nasional Berhad (please also see (**) below)

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	5,616,829
% of issued share capital:	2.28
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	N/A
No. of shares held before the transaction:	123,632,864
% of issued share capital:	50.28
No. of shares held after the transaction:	129,249,693
% of issued share capital:	52.57

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	123,632,864	0
% of issued share capital:	50.28	0
No. of shares held after the transaction:	129,249,693	0
% of issued share capital:	52.57	0
Total shares:	129,249,693	0

No. of Warrants : Nil
No. of Options : Nil
No. of Rights : Nil
No. of Indirect Interest : Please see (**) below

(**)
Jardine Strategic Malaysian Investments Pte Limited ("JSMI"), being a shareholder of Edaran Otomobil Nasional Berhad ("EON") received 5,616,829 shares in the capital of Cycle & Carriage Limited ("C&C") on 8th August 2003, representing dividends in specie of C&C shares from EON.

By way of direct/indirect substantial shareholding interest in JSMI, JSH Asian Holdings Limited ("JSH Asian"), Jardine Strategic Holdings Limited ("JSH"), JMH Investments Limited ("JMHI") and Jardine Matheson Holdings Limited ("JMH") are deemed to be interested in JSMI's interest in C&C.

In addition, JSH Asian, JSH, JMHI and JMH are also deemed to be interested in the 123,632,864 C&C shares held by Jardine Strategic Singapore Pte Limited ("JSS") by way of direct/indirect substantial shareholding interest in JSS.

Accordingly, JSH Asian, JSH, JMHI and JMH are deemed to be interested in a total of 129,249,693 C&C shares on 8th August 2003 (through the direct/indirect interest in JSMI and JSS).

JSMI's C&C shares are held in CDP through its account with DBS Nominees Pte Ltd and JSS's C&C shares are held in the name of DBS Trustee Limited.

Submitted by Ho Yeng Tat, Group Company Secretary on 11/08/2003 to the SGX

MASNET No. 42 OF 11.08.2003
Announcement No. 42


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Change In Substantial Shareholder's Interests

Name of substantial shareholder:	Edaran Otomobil Nasional Berhad
Date of notice to company:	11/08/2003
Date of change of interest:	08/08/2003
Name of registered holder:	CDP-Raffles Nominees Pte Ltd
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Distribution of Dividends in specie of Cycle & Carriage Ltd shares to shareholders of Edaran Otomobil Nasional Berhad

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	27,754,361
% of issued share capital:	11.29
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	N/A
No. of shares held before the transaction:	28,073,886
% of issued share capital:	11.42
No. of shares held after the transaction:	319,525
% of issued share capital:	0.13

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:		28,073,886
% of issued share capital:		11.42
No. of shares held after the transaction:		319,525
% of issued share capital:		0.13
Total shares:		319,525

Submitted by Ho Yeng Tat, Group Company Secretary on 11/08/2003 to the SGX

MASNET No. 40 OF 08.08.2003
Announcement No. 63


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Edaran Otomobil Nasional Berhad
Date of notice to company:	08/08/2003
Date of change of interest:	07/08/2003
Name of registered holder:	CDP-Raffles Nominees Pte Ltd
Circumstance(s) giving rise to the interest:	Sales in open market at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	100,000
% of issued share capital:	0.04
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$5.1115 per share
No. of shares held before the transaction:	28,173,886
% of issued share capital:	11.46
No. of shares held after the transaction:	28,073,886
% of issued share capital:	11.42

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:		28,173,886
% of issued share capital:		11.46
No. of shares held after the transaction:		28,073,886
% of issued share capital:		11.42
Total shares:		28,073,886

Submitted by Ho Yeng Tat, Group Company Secretary on 08/08/2003 to the SGX

MASNET No. 7 OF 08.08.2003
Announcement No. 27


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Change In Substantial Shareholder's Interests

Name of substantial shareholder:	Edaran Otomobil Nasional Berhad
Date of notice to company:	07/08/2003
Date of change of interest:	06/08/2003
Name of registered holder:	CDP-Raffles Nominees Pte Ltd
Circumstance(s) giving rise to the interest:	Sales in open market at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	147,000
% of issued share capital:	0.06
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$5.1194 per share
No. of shares held before the transaction:	28,320,886
% of issued share capital:	11.52
No. of shares held after the transaction:	28,173,886
% of issued share capital:	11.46

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:		28,320,886
% of issued share capital:		11.52
No. of shares held after the transaction:		28,173,886
% of issued share capital:		11.46
Total shares:		28,173,886

Submitted by Ho Yeng Tat, Group Company Secretary on 08/08/2003 to the SGX

MASNET No. 62 OF 06.08.2003
Announcement No. 62


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE INCREASES ITS SHAREHOLDING IN PT ASTRA INTERNATIONAL TBK

Cycle & Carriage Limited ("CCL") wishes to announce that it has today purchased from the market 11.713 million shares of Rp500 each ("Additional Shares") in PT Astra International Tbk ("Astra") at approximately IDR3,628 per share for a total consideration of about IDR42.5 billion (equivalent to approximately S$8.9 million).

The Additional Shares increased CCL's shareholding in Astra from 35.06% to 35.35%.

None of the substantial shareholders or directors of CCL have any interest, direct or indirect, in the acquisition of the Additional Shares.

Submitted by Ho Yeng Tat, Group Company Secretary on 06/08/2003 to the SGX

MASNET No. 65 OF 05.08.2003
Announcement No. 73


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Change In Substantial Shareholder's Interests

Name of substantial shareholder:	Edaran Otomobil Nasional Berhad
Date of notice to company:	05/08/2003
Date of change of interest:	04/08/2003
Name of registered holder:	CDP-Raffles Nominees Pte Ltd
Circumstance(s) giving rise to the interest:	Sales in open market at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	30,000
% of issued share capital:	0.012
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$5.40 per share
No. of shares held before the transaction:	28,350,886
% of issued share capital:	11.53
No. of shares held after the transaction:	28,320,886
% of issued share capital:	11.52

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:		28,350,886
% of issued share capital:		11.53
No. of shares held after the transaction:		28,320,886
% of issued share capital:		11.52
Total shares:		28,320,886

Submitted by Ho Yeng Tat, Group Company Secretary on 05/08/2003 to the SGX

MASNET No. 12 OF 04.08.2003
Announcement No. 12


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Change In Substantial Shareholder's Interests

Name of substantial shareholder:	Edaran Otomobil Nasional Berhad
Date of notice to company:	01/08/2003
Date of change of interest:	31/07/2003
Name of registered holder:	CDP-Raffles Nominees Pte Ltd
Circumstance(s) giving rise to the interest:	Sales in open market at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	200,000
% of issued share capital:	0.081
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$5.532 per share
No. of shares held before the transaction:	28,550,886
% of issued share capital:	11.622
No. of shares held after the transaction:	28,350,886
% of issued share capital:	11.541

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:		28,550,886
% of issued share capital:		11.622
No. of shares held after the transaction:		28,350,886
% of issued share capital:		11.541
Total shares:		28,350,886

Submitted by Ho Yeng Tat, Group Company Secretary on 04/08/2003 to the SGX

MASNET No. 83 OF 31.07.2003
Announcement No. 95


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Change In Substantial Shareholder's Interests

Name of substantial shareholder:	Edaran Otomobil Nasional Berhad
Date of notice to company:	31/07/2003
Date of change of interest:	30/07/2003
Name of registered holder:	CDP-Raffles Nominees Pte Ltd
Circumstance(s) giving rise to the interest:	Sales in open market at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	200,000
% of issued share capital:	0.081
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$5.262 per share
No. of shares held before the transaction:	28,750,886
% of issued share capital:	11.704
No. of shares held after the transaction:	28,550,886
% of issued share capital:	11.622

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:		28,750,886
% of issued share capital:		11.704
No. of shares held after the transaction:		28,550,886
% of issued share capital:		11.622
Total shares:		28,550,886

Submitted by Ho Yeng Tat, Group Company Secretary on 31/07/2003 to the SGX

MASNET No. 6 OF 31.07.2003
Announcement No. 18


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

FIRST HALF 2003 REPORT OF PT ASTRA INTERNATIONAL TBK

We append below the First Half 2003 Report, comprising the progress report and the unaudited financial statements for the 6 months ended 30 June 2003 released by our 35.1% associated company, PT Astra International Tbk, to the Jakarta Stock Exchange today for information.



Astra Consolidated FinStatement (31jul03)



Astra Progress Report (31jul03).p

Submitted by Ho Yeng Tat, Group Company Secretary on 31/07/2003 to the SGX

PT Astra International, Tbk

Company Consolidated Progress Report (Unaudited) for 1H 2003

Group consolidated net revenue for 1H 2003 reached **Rp 15.7 tn**, an increase of 2.9% on the previous year's figures. Group **operating income** increased from **Rp 1.31 tn** (1H 2002) to **Rp 1.67 tn** (1H 2003), contributed mainly by the automotive business (especially Toyota), financial services, and agribusiness.

In addition, due to lower outstanding loans and the appreciation of the IDR against the USD, net financing charges decreased from Rp. 280 bn to Rp. 149 bn., but net profit fell from **Rp 2.2 tn** bio (1H 2002) to **Rp 1.8 tn** (1H 2003) due mainly to the reduction in forex income from **Rp 1.3 tn** (1H 2002) to **Rp 288 bn** (1H 2003);.

The progress of the Group's business performance is described below:

1. **Automotive Division**

   a. **Four Wheeler Group**

   In 1H 2003, total domestic car sales rose to **170,811 units** from **158,910 units** in 1H 2002 or **6.6%** higher yoy. Astra itself recorded total sales of **61,919 units**, increasing from **60,677 units** for 1H 2002, mainly due to Toyota Products whilst Isuzu products decreased due to the fall in demand for diesel vehicles. Astra's market share dropped from **44.2%** in 1H 2002 to **42.1%** in 1H 2003.

   b. **Two Wheeler Group (Honda)**

   The motorcycle business experienced a much higher growth compared to four wheelers. Total sales volume in the domestic market reached **1,352,386 units** in 1H 2003 or **16.0%** higher than 1H 2002 sales volume of **1,166,231 units.**

   Honda motorcycle sales recorded the highest domestic sales volume of **722,112 units** in 1H 2003 or **7.1%** higher yoy. Honda was still the leading brand in the 2W market with a market share of **53.4%** (1H 2003), although lower than the previous year's of **57.8%** (1H 2002). During the same period, the market share for CBU motorcycles *(non AISI members)* fell from **8.7%** (1H 2002) to **7.7%** (1H 2003).

c. **Components Group**

The components division recorded total sales of **Rp 1.04** tn in 1H 2003 or slightly lower than that of 1H 2002 ***(Rp 1.07 tn).*** The lower sales were due to the decrease in export sales. The biggest contribution to revenue came from the replacement market ***(53%)***, followed by the original equipment market *(31%)* and export sales ***(16%).***

2. **Automotive Financing Division**

The number of motorcycles financed in 1H 2003 increased by **12.6%** to **206,233 units** from **183,096 units** in 1H 2002 in line with the high growth of the motorcycle market in Indonesia. Cars financed increased by **17.9%** from **25,981 units** in 1H 2002 to **30,634 units** in 1H 2003.

3. **Information Technology Division**

The information technology division booked net sales value of **Rp 341 bn** in 1H 2003 or **12.1%** lower than that of 1H 2002 of **Rp 388 bn**. Document solution which was still the biggest contributor to sales, recorded **62%** of total sales while the remainder came from IT Solution **(38%).**

4. **Agribusiness Division**

For 1H 2003, the agribusiness division experienced an increase in both sales volume and net revenue. In terms of revenue, the agribusiness division recorded **Rp 1.19 tn** in 1H 2003 or **31.6%** higher yoy. Meanwhile, crude palm oil ("CPO") production increased by **16.6%** to reach **284,990 tons** in 1H 2003 compared **to 244,322 tons** in 1H 2002. Average selling price of AAL's CPO increased by **18.2%** from **Rp 2,874/kg** in 1H 2002 to **Rp 3,397/kg** in 1H 2003.

Important events :

1. **Debt Buy Back and Regular Debt Payment**

   a. **Debt Buy Back**

   - **Series III**

     The Company conducted a Debt Buyback Program of its Series III debt on February 2003, buying back **USD 10.3 mn** and **Rp. 59.9 bn** (present value) at an average price **70%** using the Bond Sinking Funds.

- **Series II**

  The Company conducted a Debt Buyback Program of its Series II debt on July 2003 buying back **USD 113.5 mn** and **Rp. 7.7 bn** at an average price of **97.5%** using the Rights Issue Funds.

b. Regular Debt Payment

On March 2003 and June 2003, the company paid debts which had become due of US$ 21.74 mn and Rp. 27 bn for each payment.

As a consequence of the debt buy back and regular debt payments, total company debt reduced from **USD 690 mn** and **Rp. 878.14 bn** in December 2002 to **USD 522.3 mn** and **Rp. 756.7 bn**.

2. Toyota Restructuring

Following Astra shareholders' approval of 22 May 2003 on the plan to sell **46%** of the shares in PT. Toyota-Astra Motor owned by Astra to Toyota Motor Corporation ("TMC"), a sale and purchase agreement of the said shares was signed on 4 July 2003 at a price of **US$ 226 million** ("Toyota Divestment Transaction").

The Toyota Divestment Transaction is part of the Toyota business restructuring, whereby, the Toyota business in Indonesia will be handled through 2 (two) companies, i.e. distribution company where Astra and TMC own **51%** and **49%** respectively; and manufacturing company where Astra and TMC own **5%** and **95%** respectively.

On completion of the Toyota Divestment Transaction, Astra will receive US$ 226 million of which **75%,** after 30% tax deduction or **US$ 118.65 million**, would be used to pay Astra's debt, both Series II and III, in compliance with Astra's debt restructuring agreement.

After paying the debt using funds from the Toyota Divestment Transaction and other routine payments, it is estimated that Astra's debt will decrease further to **US$ 422.11** million and **Rp. 605.34.**

PT ASTRA INTERNATIONAL Tbk
DAN ANAK PERUSAHAAN/*AND SUBSIDIARIES*

LAPORAN KEUANGAN KONSOLIDASIAN/
CONSOLIDATED FINANCIAL STATEMENTS

30 JUNI/*JUNE* 2003 DAN/*AND* 2002

PT ASTRA INTERNATIONAL Tbk
DAN ANAK PERUSAHAAN/*AND SUBSIDIARIES*

NERACA KONSOLIDASIAN
30 JUNI 2003 DAN 2002
(Dinyatakan dalam jutaan Rupiah, kecuali nilai nominal per saham)

CONSOLIDATED BALANCE SHEETS
AS AT 30 JUNE 2003 AND 2002
(Expressed in millions of Rupiah, except par value per share)

	2003 Tidak Diaudit/ *Unaudited*	Catatan/ *Notes*	2002 Diaudit/ *Audited*	
AKTIVA				***ASSETS***
Aktiva Lancar				***Current Assets***
Kas dan setara kas	5,498,577	2a, 4	4,378,617	*Cash and cash equivalents*
Investasi jangka pendek	536,940	2d, 5	346,058	*Short-term investments*
Piutang usaha (setelah dikurangi penyisihan piutang ragu-ragu sebesar Rp 48.169 pada 30/06/2003 dan Rp 37.343 pada 30/06/2002) :				*Trade receivables (net of provision for doubtful accounts of Rp 48,169 at 30/06/2003 and Rp 37,343 at 30/06/2002) :*
Pihak yang mempunyai hubungan istimewa	221,259	2e, 6, 26e	206,278	*Related parties*
Pihak ketiga	1,870,103	2e, 6	1,726,090	*Third parties*
Piutang lain-lain (setelah dikurangi penyisihan piutang ragu-ragu sebesar Rp 16.626 pada 30/06/2003 dan Rp 24.157 pada 30/06/2002)	250,817	2e	325,520	*Other receivables (net of provision for doubtful accounts of Rp 16,626 at 30/06/2003 and Rp 24,157 at 30/06/2002)*
Piutang derivatif	195,691	2o, 8	101,195	*Derivative receivables*
Persediaan	2,470,755	2f, 7	2,840,291	*Inventories*
Uang muka	199,956		255,679	*Advances*
Pajak dibayar di muka	282,754	2t, 9a	247,548	*Prepaid taxes*
Biaya dibayar di muka	139,219		144,154	*Prepaid expenses*
Jumlah aktiva lancar	**11,666,071**		**10,571,430**	***Total current assets***

PT ASTRA INTERNATIONAL Tbk
DAN ANAK PERUSAHAAN/*AND SUBSIDIARIES*

NERACA KONSOLIDASIAN
30 JUNI 2003 DAN 2002
(Dinyatakan dalam jutaan Rupiah, kecuali nilai nominal per saham)

CONSOLIDATED BALANCE SHEETS
AS AT 30 JUNE 2003 AND 2002
(Expressed in millions of Rupiah, except par value per share)

	2003 Tidak Diaudit/ *Unaudited*	Catatan/ *Notes*	2002 Diaudit/ *Audited*	
Aktiva Tidak Lancar				*Non-Current Assets*
Kas dan deposito berjangka yang dibatasi penggunaannya	1,388,668	2a, 4c	251,380	*Restricted cash and time deposits*
Dana pelunasan obligasi	5,312	21	144,518	*Bond sinking funds*
Piutang pembiayaan (setelah dikurangi penyisihan piutang ragu-ragu sebesar Rp 275.786 pada 30/06/2003 dan Rp 218.159 pada 30/06/2002)	3,756,451	2g, 10	2,766,621	*Financing receivables (net of provision for doubtful accounts of Rp 275,786 at 30/06/2003 and Rp 218,159 at 30/06/2002)*
Piutang lain-lain (setelah dikurangi penyisihan piutang ragu-ragu sebesar Rp 28.145 pada 30/06/2003 dan Rp 42.352 pada 30/06/2002) :				*Other receivables (net of provision for doubtful accounts of Rp 28,145 at 30/06/2003 and Rp 42,352 at 30/06/2002) :*
Pihak yang mempunyai hubungan istimewa	84,887	2e, 26f	102,414	*Related parties*
Pihak ketiga	4,805	2e	6,005	*Third parties*
Investasi pada perusahaan asosiasi	3,940,264	2h, 11	3,129,472	*Investment in associates*
Investasi jangka panjang lain-lain (setelah dikurangi penyisihan penurunan nilai sebesar Rp 5.667 pada 30/06/2003 dan 30/06/2002)	246,754	2i	119,385	*Other long term investments (net of provision for decline in value of Rp 5,667 at 30/06/2003 and 30/06/2002)*
Hutan tanaman industri	-	2j	349,114	*Industrial timber plantations*
Hutan tanaman industri dalam pengembangan	-	2j	8,031	*Industrial timber plantations under development*
Uang muka proyek perkebunan plasma	-	2k	137,152	*Advances for plasma projects*
Aktiva tetap (setelah dikurangi akumulasi penyusutan sebesar Rp 4.284.655 pada 30/06/2003 dan Rp 4.185.194 pada 30/06/2002)	6,602,007	2l, 12	7,095,242	*Fixed assets (net of accumulated depreciation of Rp 4,284,655 at 30/06/2003 and Rp 4,185,194 at 30/06/2002)*
Aktiva yang belum digunakan dalam usaha	253,454		285,528	*Assets not used in operations*
Goodwill	285,208	2b	284,244	*Goodwill*
Aktiva pajak tangguhan	1,079,819	2t, 9d	1,370,360	*Deferred tax assets*
Piutang derivatif	462	2o, 8	173,446	*Derivative receivables*
Piutang karyawan	235,989	2c, 26g	223,024	*Loan to officers and employees*
Biaya tangguhan	23,394	2m	61,191	*Deferred charges*
Aktiva lain-lain	56,258		57,088	*Others assets*
Jumlah aktiva tidak lancar	**17,963,732**		**16,564,215**	***Total non-current assets***
JUMLAH AKTIVA (termasuk total aktiva dari operasi dalam penghentian sebesar Rp 1.509.985 pada 30/06/2002, lihat Catatan 31b)	**29,629,803**		**27,135,645**	***TOTAL ASSETS*** *(including total assets of discontinuing operation of Rp 1,509,985 at 30/06/2002, refer to Note 31b)*

PT ASTRA INTERNATIONAL Tbk
DAN ANAK PERUSAHAAN/*AND SUBSIDIARIES*

NERACA KONSOLIDASIAN
30 JUNI 2003 DAN 2002
(Dinyatakan dalam jutaan Rupiah, kecuali nilai nominal per saham)

CONSOLIDATED BALANCE SHEETS
AS AT 30 JUNE 2003 AND 2002
(Expressed in millions of Rupiah, except par value per share)

	2003 Tidak Diaudit/ *Unaudited*	Catatan/ *Notes*	2002 Diaudit/ *Audited*	
KEWAJIBAN DAN EKUITAS				***LIABILITIES AND EQUITY***
Kewajiban Jangka Pendek				***Current Liabilities***
Pinjaman jangka pendek	1,291,344	13	1,459,402	*Short-term loans*
Hutang usaha :				*Trade payables :*
Pihak yang mempunyai hubungan istimewa	1,111,333	14, 26h	1,242,091	*Related parties*
Pihak ketiga	1,069,598	14	1,211,766	*Third parties*
Hutang lain-lain	383,439		454,706	*Other payables*
Uang muka pelanggan dan penjualan	188,384		159,704	*Customer deposits and sales advances*
Hutang pajak	485,506	2t, 9b	491,773	*Taxes payable*
Biaya yang masih harus dibayar	1,306,568		1,105,465	*Accrued expenses*
Kewajiban diestimasi	1,050	2u, 15	58,795	*Provisions*
Penghasilan tangguhan	628,836	2s	567,989	*Unearned income*
Bagian hutang jangka panjang yang jatuh tempo dalam waktu satu tahun :				*Current maturities of long-term debt :*
Hutang bank dan pinjaman lain-lain	1,297,168	16	3,233,099	*Bank and other loans*
Obligasi	756,367	17	1,072,803	*Bonds*
Pinjaman dana reboisasi	-	18	285,204	*Reforestation loans*
Sewa guna usaha	9,238	12	11,918	*Finance leases*
Jumlah kewajiban jangka pendek	**8,528,831**		**11,354,715**	***Total current liabilities***
Kewajiban Jangka Panjang				***Non-Current Liabilities***
Hutang lain-lain :				*Other payables :*
Pihak yang mempunyai hubungan istimewa	28,550	26i	34,380	*Related parties*
Pihak ketiga	2,339		4,038	*Third parties*
Penghasilan tangguhan	24,610	2s	31,902	*Unearned income*
Proyek perkebunan plasma - bersih	27,558		-	*Plasma projects - net*
Kewajiban pajak tangguhan	205,185	2t, 9d	185,248	*Deferred tax liabilities*
Kewajiban diestimasi	463,360	2u, 15	371,212	*Provisions*
Hutang jangka panjang - setelah dikurangi bagian yang jatuh tempo dalam waktu satu tahun :				*Long-term debt - net of current maturities :*
Hutang bank dan pinjaman lain-lain	4,165,493	16	4,824,082	*Bank and other loans*
Obligasi	3,824,567	17	3,178,686	*Bonds*
Sewa guna usaha	6,725	12	8,365	*Finance leases*
Jumlah kewajiban jangka panjang	**8,748,387**		**8,637,913**	***Total non-current liabilities***
Hak minoritas atas aktiva bersih anak perusahaan	2,659,605	19	2,176,354	***Minority interest in net assets of subsidiaries***

Catatan atas laporan keuangan konsolidasian merupakan bagian yang tidak terpisahkan dari laporan keuangan konsolidasian.

The accompanying notes form an integral part of these consolidated financial statements.

PT ASTRA INTERNATIONAL Tbk
DAN ANAK PERUSAHAAN/*AND SUBSIDIARIES*

NERACA KONSOLIDASIAN
30 JUNI 2003 DAN 2002
(Dinyatakan dalam jutaan Rupiah, kecuali nilai nominal per saham)

CONSOLIDATED BALANCE SHEETS
AS AT 30 JUNE 2003 AND 2002
(Expressed in millions of Rupiah, except par value per share)

	2003 Tidak Diaudit/ *Unaudited*	Catatan/ *Notes*	2002 Diaudit/ *Audited*	
EKUITAS				***EQUITY***
Modal saham				*Share capital*
Modal dasar - 6.000.000.000 saham dengan nilai nominal Rp 500 per saham				*Authorised - 6,000,000,000 shares with par value of Rp 500 per share*
Modal ditempatkan dan disetor penuh - 4.016.933.116 saham pada 30/06/2003 dan 2.605.333.236 saham pada 30/06/2002	2,008,467	20	1,302,667	*Issued and fully paid 4,016,933,116 shares at 30/06/2003 and 2,605,333,236 shares at 30/06/2002*
Tambahan modal disetor	1,097,781	21	452,207	*Additional paid-in capital*
Selisih penilaian kembali aktiva tetap	430,121	21	430,121	*Fixed assets revaluation reserve*
Selisih transaksi restrukturisasi entitas sepengendali	124,361	2v	-	*Difference arising from restructuring transactions of entities under common control*
Selisih transaksi perubahan ekuitas perusahaan afiliasi	1,429,794	2h	1,377,211	*Capital transactions of affiliates*
Akumulasi selisih kurs karena penjabaran laporan keuangan	(6,576)	2b	(6,576)	*Exchange difference due to financial statement translation*
Akumulasi penyesuaian nilai wajar investasi	(331,547)	2i	(300,253)	*Investment fair value revaluation reserve*
Saldo laba yang telah ditentukan penggunaannya	44,700	22	4,700	*Appropriated retained earnings*
Saldo laba yang belum ditentukan penggunaannya	4,895,879		1,706,586	*Unappropriated retained earnings*
Jumlah ekuitas	**9,692,980**		**4,966,663**	***Total equity***
JUMLAH KEWAJIBAN DAN EKUITAS (termasuk total kewajiban dari operasi dalam penghentian sebesar Rp 1.634.794 pada 30/06/2002, lihat Catatan 31b)	29,629,803		27,135,645	***TOTAL LIABILITIES AND EQUITY*** *(including total liabilities of discontinuing operation of Rp 1,634,794 at 30/06/2002, refer to Note 31b)*

PT ASTRA INTERNATIONAL Tbk
DAN ANAK PERUSAHAAN/*AND SUBSIDIARIES*

LAPORAN LABA RUGI KONSOLIDASIAN
UNTUK ENAM BULAN YANG BERAKHIR
30 JUNI 2003 DAN 2002
(Dinyatakan dalam jutaan Rupiah,
kecuali laba bersih per saham)

CONSOLIDATED STATEMENT OF INCOME
FOR THE SIX MONTHS ENDED
30 JUNE 2003 AND 2002
(Expressed in millions of Rupiah,
except net earnings per share)

	2003 Tidak Diaudit/ *Unaudited*	Catatan/ *Notes*	2002 Diaudit/ *Audited*	
OPERASI YANG DILANJUTKAN				*CONTINUING OPERATIONS*
Penghasilan bersih	15,673,734	2s, 23, 25	14,810,350	*Net revenues*
Beban pokok penghasilan	(11,954,868)	2s, 25	(11,677,832)	*Cost of revenues*
Laba kotor	3,718,866		3,132,518	*Gross profit*
Beban usaha	(2,049,469)	2s, 24	(1,755,018)	*Operating expenses*
Laba usaha	1,669,397	25	1,377,500	*Operating income*
Penghasilan/(beban) lain-lain :				*Other income /(expenses) :*
Laba selisih kurs	288,482	2p	1,112,807	*Foreign exchange gain*
Penghasilan bunga	197,677		175,596	*Interest income*
Penyisihan kerugian	23,455		191,937	*Provision for losses*
Laba/(rugi) penjualan investasi	164		(26,567)	*Gain/(loss) on sale of investments*
Beban bunga	(347,123)	25	(405,878)	*Interest expense*
Penghasilan lain-lain	224,199		125,192	*Other income*
	386,854		1,173,087	
Bagian laba bersih perusahaan asosiasi	869,827	11	862,667	*Equity in net income of associates*
Laba sebelum pajak penghasilan	2,926,078		3,413,254	*Profit before income tax*
Beban pajak penghasilan	(717,979)	2t, 9c	(951,443)	*Income tax expense*
Laba dari aktivitas normal	2,208,099		2,461,811	*Profit from ordinary activities*
OPERASI DALAM PENGHENTIAN		31		*DISCONTINUING OPERATION*
Penghasilan bersih	-	2s, 23, 25	418,428	*Net revenues*
Beban pokok penghasilan	-	2s, 25	(454,808)	*Cost of revenues*
Rugi kotor	-		(36,380)	*Gross loss*
Beban usaha	-	2s, 24	(35,569)	*Operating expenses*
Rugi usaha	-	25	(71,949)	*Operating loss*
Penghasilan lain-lain	-		153,724	*Other income*
Bagian laba bersih perusahaan asosiasi	-	11	646	*Equity in net income of associates*
Penyisihan penurunan nilai	-	31d	(58,795)	*Provision for impairment*
Laba sebelum pajak penghasilan	-		23,626	*Profit before income tax*
Beban pajak penghasilan	-	2t, 9c	(6,963)	*Income tax expense*
Laba dari aktivitas normal	-		16,663	*Profit from ordinary activities*

**LAPORAN LABA RUGI KONSOLIDASIAN
UNTUK ENAM BULAN YANG BERAKHIR
30 JUNI 2003 DAN 2002
(Dinyatakan dalam jutaan Rupiah,
kecuali laba bersih per saham)**

***CONSOLIDATED STATEMENT OF INCOME
FOR THE SIX MONTHS ENDED
30 JUNE 2003 AND 2002
(Expressed in millions of Rupiah,
except net earnings per share)***

	2003 Tidak Diaudit/ *Unaudited*	Catatan/ *Notes*	2002 Diaudit/ *Audited*	
SELURUH OPERASI				*TOTAL OPERATIONS*
Laba dari aktivitas normal	2,208,099		2,478,474	*Profit from ordinary activities*
Pendapatan luar biasa, setelah pajak penghasilan	590	16	36,947	*Extraordinary income, net of income tax*
Laba sebelum hak minoritas	2,208,689		2,515,421	*Income before minority interest*
Hak minoritas atas laba bersih anak perusahaan	(408,921)	19	(308,338)	*Minority interest in net income of subsidiaries*
Laba bersih	1,799,768		2,207,083	*Net income*
Laba bersih per saham :				*Net earnings per share :*
Dasar (Rupiah penuh)	448	2w, 27	626 *)	*Basic (full Rupiah)*
Dilusian (Rupiah penuh)	446	2w, 27	620 *)	*Diluted (full Rupiah)*

* Disajikan kembali, lihat Catatan 27

* *Restated, refer to Note 27*

**AHAN
LIDASIAN
LAN YANG BERAKHIR
2002
Jutaan Rupiah)**

***CONSOLIDATED STATEMENT
OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED
30 JUNE 2003 AND 2002
(Expressed in millions of Rupiah)***

	Modal saham/ *Share capital*	Tambahan modal disetor / *Additional paid-in capital*	Selisih penilaian kembali aktiva tetap/ *Fixed assets revaluation reserve*	Selisih transaksi perubahan ekuitas perusahaan afiliasi / *Capital transactions of affiliates*	Akumulasi selisih kurs karena penjabaran laporan keuangan / *Exchange difference due to financial statement translation*	Akumulasi penyesuaian nilai wajar investasi / *Investment fair value revaluation reserve*	Saldo laba telah ditentukan penggunaannya / *Appropriated retained earnings*	Saldo (defisit)/ laba yang belum ditentukan penggunaannya / *Unappropriated (accumulated losses)/ retained earnings*	Jumlah / *Total*	
	1,269,090	339,113	430,121	1,376,832	(6,576)	(345,957)	4,700	(500,497)	2,566,826	*Balance at 1 January 2002*
	-	-	-	-	-	-	-	2,207,083	2,207,083	*Net income*
	33,577	-	-	-	-	-	-	-	33,577	*Shares issued*
r	-	113,094	-	-	-	-	-	-	113,094	*Additional paid-in capital*
han ekuitas i	-	-	-	379	-	-	-	-	379	*Capital transactions of affiliates*
investasi	-	-	-	-	-	45,704	-	-	45,704	*Investment fair value revaluation*
	1,302,667	452,207	430,121	1,377,211	(6,576)	(300,253)	4,700	1,706,586	4,966,663	*Balance at 30 June 2002*

ngan konsolidasian merupakan bagian
i laporan keuangan konsolidasian.

The accompanying notes form an integral part of these consolidated financial statements.

LAPORAN PERUBAHAN EKUITAS KONSOLIDASIAN UNTUK ENAM BULAN YANG BERAKHIR 30 JUNI 2003 DAN 2002 (Dinyatakan dalam Jutaan Rupiah)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE SIX MONTHS ENDED 30 JUNE 2003 AND 2002 (Expressed in millions of Rupiah)

	Modal saham/ *Share capital*	Tambahan modal disetor / *Additional paid-in capital*	Selisih penilaian kembali aktiva tetap/ *Fixed assets revaluation reserve*	Selisih transaksi restukturisasi entitas sepengendali/ *Difference arising from restructuring transactions of entities under common control*	Selisih transaksi perubahan ekuitas perusahaan afiliasi / *Capital transactions of affiliates*	Akumulasi selisih kurs karena penjabaran laporan keuangan / *Exchange difference due to financial statement translation*	Akumulasi penyesuaian nilai wajar investasi / *Investment fair value revaluation reserve*	Saldo laba yang telah ditentukan penggunaannya / *Appropriated retained earnings*	Saldo laba yang belum ditentukan penggunaannya / *Unappropriated retained earnings*	Jumlah / *Total*	
Saldo 1 Januari 2003	1,304,044	453,209	430,121	124,361	1,405,002	(6,576)	(352,411)	4,700	3,136,111	6,498,561	*Balance at 1 January 2003*
Laba bersih	-	-	-	-	-	-	-	-	1,799,768	1,799,768	*Net income*
Pembentukan cadangan umum	-	-	-	-	-	-	-	40,000	(40,000)	-	*Appropriation for general reserve*
Penerbitan saham	704,423	-	-	-	-	-	-	-	-	704,423	*Shares issued*
Tambahan modal disetor	-	644,572	-	-	-	-	-	-	-	644,572	*Additional paid-in capital*
Selisih transaksi perubahan ekuitas perusahaan afiliasi	-	-	-	-	24,792	-	-	-	-	24,792	*Capital transactions of affiliates*
Penyesuaian nilai wajar investasi	-	-	-	-	-	-	20,864	-	-	20,864	*Investment fair value revaluation*
Saldo 30 Juni 2003 - tidak diaudit	2,008,467	1,097,781	430,121	124,361	1,429,794	(6,576)	(331,547)	44,700	4,895,879	9,692,980	*Balance at 30 June 2003 - unaudited*

Catatan atas laporan keuangan konsolidasian merupakan bagian yang tidak terpisahkan dari laporan keuangan konsolidasian.

The accompanying notes form an integral part of these consolidated financial statements.

PT ASTRA INTERNATIONAL Tbk
DAN ANAK PERUSAHAAN/*AND SUBSIDIARIES*

LAPORAN ARUS KAS KONSOLIDASIAN
UNTUK ENAM BULAN YANG BERAKHIR
30 JUNI 2003 DAN 2002
(Dinyatakan dalam jutaan Rupiah)

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED
30 JUNE 2003 AND 2002
(Expressed in milions of Rupiah)

	2003 Tidak Diaudit/ *(Unaudited)*	2002 Diaudit/ *(Audited)*	
OPERASI YANG DILANJUTKAN			***CONTINUING OPERATIONS***
Arus kas dari aktivitas operasi			***Cash flows from operating activities***
Penerimaan dari pelanggan	14,356,611	14,434,740	*Receipts from customers*
Penghasilan bunga yang diterima	107,461	148,660	*Interest income received*
Pembayaran kepada pemasok	(11,016,603)	(10,319,979)	*Payments to suppliers*
Pembayaran kepada karyawan	(775,715)	(861,426)	*Payments to employees*
Pembayaran untuk beban usaha	(960,388)	(1,259,219)	*Payments for operating expenses*
Kenaikan kas dan deposito berjangka yang dibatasi penggunaannya sehubungan dengan margin deposit atas fasilitas *letter of credit*	(20,706)	(11,937)	*Additions to restricted cash and time deposits in respect of margin deposits for letter of credit facilities*
Pembayaran pajak penghasilan	(660,431)	(355,269)	*Payments of corporate income tax*
Penerimaan dari aktivitas operasi lainnya	240,944	85,773	*Receipts from other operating activities*
Arus kas bersih yang diperoleh dari aktivitas operasi	1,271,173	1,861,343	***Net cash flows provided from operating activities***
Arus kas dari aktivitas investasi			***Cash flows from investing activities***
(Penurunan)/penambahan penempatan jangka pendek	(152,032)	182,212	*Deductions/(additions) to short-term investments*
Dividen kas yang diterima	572,203	110,796	*Cash dividends received*
Hasil penjualan penyertaan	154,802	25,971	*Proceeds from sale of investments*
Penerimaan dari pengembalian uang muka penyertaan dalam konsorsium	106,647	106,479	*Advances returned from investments in consortium*
Hasil penjualan aktiva tetap	70,126	51,288	*Proceeds from sale of fixed assets*
Penerimaan dari pengembalian uang muka penyertaan saham	-	(949)	*Advances returned from purchase of shares of stock*
Perolehan aktiva tetap dan aktiva yang belum digunakan dalam usaha	(579,570)	(431,534)	*Acquisitions of fixed assets and assets not used in operation*
Penambahan biaya tangguhan	(2,620)	(4,153)	*Additions to deferred charges*
Penambahan uang muka proyek perkebunan plasma	(1,394)	(10,850)	*Additions to advances for plasma projects*
Penambahan penyertaan	(199,556)	(1,829)	*Additions to investments*
Arus kas bersih yang (digunakan untuk)/ diperoleh dari aktivitas investasi	(31,394)	27,431	***Net cash flows (used in)/provided from investing activities***

Catatan atas laporan keuangan konsolidasian merupakan bagian yang tidak terpisahkan dari laporan keuangan konsolidasian.

The accompanying notes form an integral part of these consolidated financial statements.

PT ASTRA INTERNATIONAL Tbk
DAN ANAK PERUSAHAAN/*AND SUBSIDIARIES*

LAPORAN ARUS KAS KONSOLIDASIAN
UNTUK ENAM BULAN YANG BERAKHIR
30 JUNI 2003 DAN 2002
(Dinyatakan dalam jutaan Rupiah)

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED
30 JUNE 2003 AND 2002
(Expressed in milions of Rupiah)

	2003 Tidak Diaudit/ *(Unaudited)*	2002 Diaudit/ *(Audited)*	
OPERASI YANG DILANJUTKAN			***CONTINUING OPERATION***
Arus kas dari aktivitas pendanaan			***Cash flows from financing activities***
Perolehan hutang jangka panjang	1,041,831	489,662	*Proceeds from long-term loans*
Perolehan bersih pinjaman jangka pendek	120,238	(300,262)	*Net proceeds from short-term loans*
Penambahan modal saham	1,361,096	146,671	*Proceeds from issuance of share capital*
Penerimaan dari pengembalian uang muka kepada pihak yang mempunyai hubungan istimewa	-	33,995	*Advances returned from related parties*
Pembayaran kembali hutang jangka panjang	(1,196,276)	(783,614)	*Repayment of long-term loans*
Pengembalian dana yang ada di rekening *escrow*	-	21,336	*Refund of funds held in escrow*
Pembayaran bunga	(295,059)	(421,455)	*Interest paid*
Pembayaran dividen kas oleh anak perusahaan untuk pemegang saham minoritas	(178,931)	(125,746)	*Cash dividends paid by subsidiaries to minority shareholders*
(Penambahan)/penurunan kas dan deposito berjangka yang dibatasi penggunaannya, selain untuk margin deposit atas fasilitas *letter of credit*	(1,262,208)	107,592	*(Additions)/deductions to restricted cash and time deposits, except for margin deposits for letter of credit fasilities*
Penurunan/(penambahan) dana pelunasan obligasi	148,062	(13,135)	*Reduction of/(additions to) bond sinking funds*
Arus kas bersih yang digunakan untuk aktivitas pendanaan	(261,247)	(844,956)	***Net cash flows used in financing activities***
Kenaikan bersih kas dan setara kas	978,532	1,043,818	***Net increase in cash and cash equivalents***
OPERASI DALAM PENGHENTIAN			***DISCONTINUING OPERATION***
Arus kas yang diperoleh dari aktivitas operasi	-	51,988	***Net cash flow provided from operating activities***
Arus kas yang digunakan untuk aktivitas investasi	-	(15,580)	***Net cash flow used in investing activities***
Arus kas yang digunakan untuk aktivitas pendanaan	-	(39,599)	***Net cash flow used in financing activities***
Arus kas bersih	-	(3,191)	
Kas dan setara kas pada awal periode - sebelum penyesuaian	4,779,330	3,552,385	***Cash and cash equivalents at the beginning of the period - before adjustments***
Penyesuaian :			***Adjustments :***
Dampak perubahan selisih kurs terhadap kas dan setara kas	(259,285)	(214,395)	*Effect of foreign exchange losses on cash and cash equivalents*
Kas dan setara kas pada awal periode - setelah penyesuaian	4,520,045	3,337,990	***Cash and cash equivalents at the beginning of the period - adjusted***
Kas dan setara kas pada akhir periode	5,498,577	4,378,617	***Cash and cash equivalents at the end of the period***

Catatan atas laporan keuangan konsolidasian merupakan bagian yang tidak terpisahkan dari laporan keuangan konsolidasian.

The accompanying notes form an integral part of these consolidated financial statements.

PT ASTRA INTERNATIONAL Tbk
DAN ANAK PERUSAHAAN/*AND SUBSIDIARIES*

LAPORAN ARUS KAS KONSOLIDASIAN
UNTUK ENAM BULAN YANG BERAKHIR
30 JUNI 2003 DAN 2002
(Dinyatakan dalam jutaan Rupiah)

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED
30 JUNE 2003 AND 2002
(Expressed in milions of Rupiah)

	2003 Tidak Diaudit/ *(Unaudited)*	2002 Diaudit/ *(Audited)*	
Kegiatan-kegiatan yang tidak mempengaruhi arus kas :			***Activities not affecting cash flows :***
Reklasifikasi dari hutan tanaman industri dalam pengembangan ke hutan tanaman industri	-	3,109	*Reclassification of industrial timber plantations under development to industrial timber plantations*
Laba yang belum direalisasi atas efek tersedia untuk dijual	20,864	45,704	*Unrealised gains on securities available for sale*

Catatan atas laporan keuangan konsolidasian merupakan bagian yang tidak terpisahkan dari laporan keuangan konsolidasian.

The accompanying notes form an integral part of these consolidated financial statements

(Expressed in millions of Rupiah)

1. UMUM

PT Astra International Tbk ("Perseroan") didirikan pada tahun 1957 dengan nama PT Astra International Incorporated, berdasarkan Akta Notaris Sie Khwan Djioe No. 67 tanggal 20 Februari 1957. Akta pendirian ini disahkan oleh Menteri Kehakiman Republik Indonesia dalam Surat Keputusan No. J.A.5/53/5 tanggal 1 Juli 1957. Anggaran Dasar Perseroan telah mengalami beberapa kali perubahan. Perubahan seluruh anggaran dasar sesuai dengan Undang Undang Perseroan Terbatas No. 1 tahun 1995 dilakukan dengan Akta Notaris Benny Kristianto No. 61 tanggal 11 Juni 1997. Perubahan ini telah disetujui oleh Menteri Kehakiman Republik Indonesia dalam Surat Keputusan No. C2-6452HT.01.04.Th.97 tanggal 9 Juli 1997. Perubahan terakhir dilakukan dengan Akta Notaris P.S.A. Tampubolon, SH, M,Kn., No. 30 tanggal 25 Maret 1999. Perubahan tersebut meliputi, pemberian wewenang kepada direksi Perseroan untuk melakukan penerbitan saham dan/atau efek bersifat ekuitas tanpa memberikan hak kepada para pemegang saham untuk memesan terlebih dahulu saham yang diterbitkan menurut peraturan pasar modal yang berlaku saat itu dengan persetujuan Rapat Umum Pemegang Saham. Perubahan Anggaran Dasar ini telah disahkan oleh Menteri Kehakiman dan Hak Asasi Manusia (dahulu Menteri Kehakiman) Republik Indonesia dalam Surat Keputusan No. C2-5625.HT. 01.04.Th.99 tanggal 30 Maret 1999.

Perseroan saat ini berdomisili di Jakarta, Indonesia dengan kantor pusat berlokasi di Jl. Gaya Motor Raya No. 8, Sunter II, Jakarta dan memulai kegiatan komersialnya pada tahun 1957.

Pada tahun 1990, Perseroan melalui penawaran umum perdana menawarkan kepada masyarakat sejumlah 30 juta lembar saham dengan nilai nominal Rp 1.000 (Rupiah penuh) per saham dengan harga penawaran sebesar Rp 14.850 (Rupiah penuh) per saham. Pada tahun 1994, Perseroan melalui penawaran umum terbatas dengan hak memesan saham terlebih dahulu menawarkan 48.439.600 saham dengan harga Rp 13.850 (Rupiah penuh) per saham. Pada tahun yang sama, Perseroan membagikan saham bonus yang berasal dari kapitalisasi tambahan modal disetor sejumlah Rp 871,91 miliar atau setara dengan 871.912.800 saham.

1. GENERAL

PT Astra International Tbk ("the Company") was established in 1957 under the name of PT Astra International Incorporated, based on Notarial Deed No. 67 of Sie Khwan Djioe dated 20 February 1957, which was approved by the Minister of Justice of the Republic of Indonesia in decision letter No. J.A.5/53/5 dated 1 July 1957. The Company's Articles of Association have been amended several times. Amendments to the Articles of Association to conform with Company Law No. 1 of 1995 were effected by Notarial Deed No. 61 of Benny Kristianto dated 11 June 1997. The amendment was approved by the Ministry of Justice in decision letter No. C2-6452HT.01.04.Th.97 dated 9 July 1997. The latest amendment was through Notarial Deed No. 30 of P.S.A. Tampubolon, SH, M,Kn., dated 25 March 1999. This amendment included the authority granted to directors to conduct rights issues without pre-emptive rights to existing shareholders under the existing regulations of the capital market, subject to shareholders' approval at a General Shareholders' Meeting. The amendment was approved by the Ministry of Justice and Human Rights (formerly Ministry of Justice) of the Republic of Indonesia in decision letter No. C2-5625.HT.01.04.Th.99 dated 30 March 1999.

The Company is domiciled in Jakarta, Indonesia with its head office located at Jl. Gaya Motor Raya No. 8, Sunter II, Jakarta and commenced commercial operations in 1957.

In 1990, the Company through an initial public offering offered 30 million of its shares with a par value of Rp 1,000 (full Rupiah) per share at the offering price of Rp 14,850 (full Rupiah) per share. In 1994, the Company through a limited public offering with a rights issue offered 48,439,600 shares at the price of Rp 13,850 (full Rupiah) per share. In the same year, the Company distributed bonus shares from the capitalisation of additional paid-in capital amounting to Rp 871.91 billion, equivalent to 871,912,800 shares.

(Expressed in millions of Rupiah)

Pada tahun 1997, sebagian pemegang obligasi konversi mengkonversikan obligasi konversi menjadi 280.837 saham Perseroan. Pada tahun yang sama, Perseroan melakukan pemecahan nilai nominal saham dari Rp 1.000 (Rupiah penuh) per saham menjadi Rp 500 (Rupiah penuh) per saham yang mengakibatkan peningkatan pada jumlah saham beredar sebanyak 1.162.831.237 saham.

In 1997, certain convertible bondholders converted their bonds into 280,837 shares of the Company. In the same year, the Company conducted a stock split from Rp 1,000 (full Rupiah) per share to Rp 500 (full Rupiah) per share, resulting in an increase in the number of shares outstanding of 1,162,831,237 shares.

Pada tahun 1999, sehubungan dengan restrukturisasi pinjaman, Perseroan menerbitkan 258.398.155 *rights* kepada para kreditur dan pemegang obligasi Seri III, dimana setiap pemegang satu *right* berhak untuk membeli satu saham Perseroan dengan harga sebesar Rp 500 (Rupiah penuh) per saham. *Right* ini dapat dieksekusi sejak tanggal 1 Juli 1999 sampai dengan tanggal 31 Desember 2003. Pada tanggal 30 Juni 2003, sejumlah 227.970.467 (2002: 223.664.262) saham telah diterbitkan dari hasil eksekusi *right* tersebut.

In 1999, in relation to its debt restructuring, the Company issued 258,398,155 rights to its Series III creditors and bondholders, which allow holders to purchase one share of the Company for every right held at the price of Rp 500 (full Rupiah) per share. The rights are exercisable from 1 July 1999 until 31 December 2003. As at 30 June 2003, there were 227,970,467 (2002: 223,664,262) shares issued as a result of the rights exercised.

Pada bulan Mei 1999, pemegang saham Perseroan menyetujui untuk memberikan 70 juta saham Perseroan sebagai kompensasi berbasis saham bagi karyawan dan eksekutif Perseroan melalui program Opsi Saham Karyawan. Pada tanggal 30 Juni 2003, sejumlah 58.520.000 (2002: 56.006.500) saham telah diterbitkan dari hasil eksekusi opsi saham karyawan tersebut.

In May 1999, the shareholders agreed to grant 70 million shares of the Company as stock-based compensation to the Company's employees and executives through its Employee Stock Option Plan. As at 30 June 2003, there were 58,520,000 (2002: 56,006,500) shares issued as a result of the employee stock options exercised.

Seluruh saham Perseroan telah dicatatkan pada Bursa Efek Jakarta dan Surabaya.

All of the Company's issued shares are listed on the Jakarta and Surabaya Stock Exchanges.

Pada tanggal 20 Desember 2002, Pernyataan Pendaftaran sehubungan dengan "Penawaran Umum Terbatas II (PUT II) Kepada Para Pemegang Saham dalam rangka penerbitan Hak Memesan Efek Terlebih Dahulu" (HMETD) yang disampaikan oleh Perseroan kepada Badan Pengawas Pasar Modal (Bapepam) pada tanggal 18 November 2002 dinyatakan efektif, dimana setiap pemegang 13 (tiga belas) saham Perseroan berhak atas 7 (tujuh) HMETD untuk membeli 7 (tujuh) saham baru dengan harga penawaran Rp 1.000 (Rupiah penuh) per saham. PUT II tersebut diselesaikan pada 5 Februari 2003 dengan menerbitkan 1.404.780.175 lembar saham.

On 20 December 2002, the Company's Registration Statement in connection with Limited Public Offering II ("LPO II") to the shareholders in respect of a rights issue submitted on 18 November 2002 to Capital Market Supervisory Agency (Bapepam) became effective, at a subsription price of Rp 1,000 (full Rupiah) for each Rights Share on the basis of seven Rights Shares for every 13 existing shares. LPO II was completed on 5 February 2003, resulting in the issue of 1,404,780,175 shares.

Ruang lingkup kegiatan utama Perseroan dan anak perusahaan meliputi perakitan dan penyaluran mobil, sepeda motor berikut suku cadangnya, pertambangan, pengembangan perkebunan, perkayuan dan produk-produknya (telah dilepas pada tanggal 19 Agustus 2002, lihat Catatan 3b), jasa keuangan, dan teknologi informasi.

The Company's and subsidiaries' main activities are the assembly and distribution of automobiles, motorcycles and their related spare parts, mining, the development of plantations, logging and wood-based production (disposed of on 19 August 2002, refer to Note 3b) and financial and information technology services.

(Expressed in millions of Rupiah)

Perseroan mengendalikan (lihat Catatan 2b) dan karena itu mengkonsolidasi perusahaan-perusahaan berikut ini:

The Company controls (refer to Note 2b) and therefore consolidates the follow entities:

	Domisili/ *Domicile*	Operasi komersial/ *Commencement of commercial operations*	Persentase kepemilikan efektif/ *Effective percentage of ownership* %	Jumlah aktiva (sebelum dieliminasi)/ *Total assets (before eliminations)* 2003	2002	
OTOMOTIF						***AUTOMOTIVE***
PT Aryaloka Sentana dan anak perusahaan	Indonesia	1988	100.00	1,278,851	1,778,316	*PT Aryaloka Sentana and subsidiary*
PT Arya Kharisma	Indonesia	1988	100.00	17,464	16,904	*PT Arya Kharisma*
PT Astra France Motor	Indonesia	1972	100.00	167,033	181,750	*PT Astra France Motor*
PT Astra Isuzu Casting Company	Indonesia	2001	51.00	299,366	325,207	*PT Astra Isuzu Casting Company*
PT Astra Nissan Diesel Indonesia	Indonesia	1984	75.00	302,143	320,875	*PT Astra Nissan Diesel Indonesia*
PT Astra Otoparts Tbk dan anak perusahaan	Indonesia	1991	87.27	1,888,149	1,862,047	*PT Astra Otoparts Tbk. and subsidiaries*
PT Astra Persada Dinamika	Indonesia	1996	100.00	7,971	7,188	*PT Astra Persada Dinamika*
PT Gaya Motor	Indonesia	1968	100.00	168,459	142,128	*PT Gaya Motor*
PT Inti Pantja Press Industri	Indonesia	1990	89.36	249,823	245,652	*PT Inti Pantja Press Industri*
PT Pulogadung Pawitra Laksana	Indonesia	1980	100.00	79,677	106,961	*PT Pulogadung Pawitra Laksana*
PT Serasi Autoraya	Indonesia	1990	100.00	794,644	647,940	*PT Serasi Autoraya*
PT Suryanusa Sepeda Motor Indonesia	Indonesia	1996	100.00	18,285	18,116	*PT Suryanusa Sepeda Motor Indonesia*
PT Sinar Inti Telaga	Indonesia	1984	100.00	3,499	3,503	*PT Sinar Inti Telaga*
PT Tjahja Sakti Motor Corporation	Indonesia	1962	100.00	833,917	786,822	*PT Tjahja Sakti Motor Corporation*
PT Toyota Motor Manufacturing Indonesia (lihat Catatan 3c)	Indonesia	1972	51.00	3,568,609	2,593,695	*PT Toyota Motor Manufacturing Indonesia (refer to Note 3c)*
JASA KEUANGAN						***FINANCIAL SERVICES***
Astra Overseas Finance B.V.	Belanda/ *Netherland*	1994	100.00	2,646,665	2,869,628	*Astra Overseas Finance B.V.*
PT Astra Mitra Ventura	Indonesia	1991	99.74	26,850	26,321	*PT Astra Mitra Ventura*
PT Federal International Finance	Indonesia	1989	100.00	1,350,498	848,929	*PT Federal International Finance*
PT Sedaya Multi Investama dan anak perusahaan	Indonesia	1989	100.00	1,291,611	1,090,202	*PT Sedaya Multi Investama and subsidiaries*

(Expressed in millions of Rupiah)

	Domisili/ *Domicile*	Operasi komersial/ *Commencement of commercial operations*	Persentase kepemilikan efektif/ *Effective percentage of ownership* %	Jumlah aktiva (sebelum dieliminasi)/ *Total assets (before eliminations)* 2003	2002	
JASA KEUANGAN						***FINANCIAL SERVICES***
PT Astra Multi Finance	Indonesia	1991	54.00	325,694	340,915	*PT Astra Multi Finance*
PT Astra Sedaya Finance	Indonesia	1982	53.00	2,477,443	1,825,907	*PT Astra Sedaya Finance*
PT Sedaya Pratama	Indonesia	1993	53.00	141,216	131,231	*PT Sedaya Pratama*
PT Estika Sedaya Finance	Indonesia	1989	27.03	91,816	84,132	*PT Estika Sedaya Finance*
PT Stacomitra Sedaya Finance	Indonesia	1990	31.80	170,376	113,668	*PT Stacomitra Sedaya Finance*
PT Swadharma Bakti Sedaya Finance	Indonesia	1986	29.15	110,700	121,973	*PT Swadharma Bakti Sedaya Finance*
PERKEBUNAN						***AGRIBUSINESS***
PT Astra Agro Lestari Tbk dan anak perusahaan	Indonesia	1995	63.60	2,614,553	2,614,802	*PT Astra Agro Lestari Tbk and subsidiaries*
PERKAYUAN						***WOOD-BASED***
PT Sumalindo Lestari Jaya Tbk dan anak perusahaan	Indonesia	1983	-	-	1,509,985	*PT Sumalindo Lestari Jaya Tbk and subsidiaries*
TEKNOLOGI INFORMASI						***INFORMATION TECHNOLOGY***
PT Astra Graphia Tbk dan anak perusahaan	Indonesia	1975	77.86	713,642	790,917	*PT Astra Graphia Tbk and subsidiaries*
ALAT-ALAT BERAT						***HEAVY EQUIPMENT***
PT Traktor Nusantara dan anak perusahaan	Indonesia	1974	75.48	208,653	188,370	*PT Traktor Nusantara and subsidiary*
LAIN-LAIN						***OTHERS***
PT Astratel Nusantara dan anak perusahaan	Indonesia	1992	100.00	798,802	517,056	*PT Astratel Nusantara and subsidiaries*
PT Astra Persada Raya	Indonesia	1996	100.00	12,145	12,110	*PT Astra Persada Raya*
PT Brahmayasa Bahtera	Indonesia	1970	100.00	101,979	102,080	*PT Brahmayasa Bahtera*
PT Intertel Nusaperdana	Indonesia	1989	100.00	283,070	230,935	*PT Intertel Nusaperdana*
PT Suryaraya Prawira	Indonesia	1994	100.00	90,158	134,498	*PT Suryaraya Prawira*

Terdapat anak perusahaan dengan kepemilikan di atas 50% yang tidak dikonsolidasi karena anak perusahaan tersebut dalam proses likuidasi dan/atau tidak material. Anak perusahaan tersebut mencakup Cambodia Astra Motor, Ltd., Myanmar Astra Cinthe Motor, Ltd., Astra International (HK), Ltd., Eutas Investment Pte., Ltd., PT Kanko Seiki Teknik Pratama, dan PT Suryaraya Persada.

There are subsidiaries, owned more than 50% which are not consolidated as these subsidiaries are in the process of liquidation and/or are not material. These subsidiaries include Cambodia Astra Motor, Ltd., Myanmar Astra Cinthe Motor, Ltd., Astra International (HK), Ltd., Eutas Investment Pte., Ltd., PT Kanko Seiki Teknik Pratama, and PT Suryaraya Persada.

Pada tanggal 19 Agustus 2002, Perseroan telah melepaskan kepemilikannya pada PT Sumalindo Lestari Jaya Tbk ("SLJ" – lihat Catatan 3b).

On 19 August 2002, the Company disposed of its investment in PT Sumalindo Lestari Jaya Tbk ("SLJ" - refer to Note 3b).

(Expressed in millions of Rupiah)

Susunan anggota Dewan Komisaris dan Direksi Perseroan adalah sebagai berikut:

The members of the Company's Boards of Commissioners and Directors are as follows:

	30/06/2003	30/06/2002	
Komisaris Kehormatan	Abdul Rachman Ramly	-	***Honorary Commissioner***
Dewan Komisaris			***Board of Commissioners***
Presiden Komisaris	Theodore Permadi Rachmat	Theodore Permadi Rachmat	*President Commissioner*
Wakil Presiden Komisaris	Benny Subianto	Benny Subianto	*Vice President*
Komisaris Independen :	Benjamin Arman Suriadjaya	Sri Mulyani Indrawati	*Independent Commisioners:*
	Juwono Sudarsono	Benjamin Arman Suriadjaya	
	Mari Elka Pangestu	Juwono Sudarsono	
	Djunaedi Hadisumarto	Motonobu Takemoto	
	Motonobu Takemoto		
	Patrick Morris Alexander		
Komisaris:	Anthony John Liddell Nightingale	Anthony John Liddell Nightingale	*Commissioners:*
	Philip Eng Heng Nee	Vimala Menon	
	Neville Barry Venter	Philip Eng Heng Nee	
	Brian Richard Keelan	Neville Barry Venter	
	Adam Phillip Charles Keswick		
Direksi			***Board of Directors***
Presiden Direktur	Budi Setiadharma	Budi Setiadharma	*President Director*
Wakil Presiden Direktur	Michael Dharmawan Ruslim	Michael Dharmawan Ruslim	*Vice President Director*
Direktur:	Danny Bonifasius Walla	Danny Bonifasius Walla	*Directors:*
	Kour Nam Tiang	Kour Nam Tiang	
	John Stuart Anderson Slack	John Stuart Anderson Slack	
	Prijono Sugiarto	Prijono Sugiarto	
	Gunawan Geniusahardja	Gunawan Geniusahardja	

Pada tanggal 30 Juni 2003, Perseroan dan anak perusahaan mempunyai karyawan tetap kurang lebih 51.100 orang (2002: 55.900) dengan jumlah biaya karyawan untuk periode yang berakhir pada tanggal 30 Juni 2003 adalah kurang lebih Rp 776 miliar (2002: Rp 861 miliar).

As at 30 June 2003, the Company and subsidiaries had approximately 51,100 permanent employees (2002: 55,900) with total employee costs for the periods ended 30 June 2003 of approximately Rp 776 billion (2002: Rp 861 billion).

2. IKHTISAR KEBIJAKAN AKUNTANSI

2. *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

Berikut ini adalah kebijakan akuntansi yang diterapkan dalam penyusunan laporan keuangan konsolidasian Perseroan dan anak perusahaan yang sesuai dengan prinsip akuntansi yang berlaku umum di Indonesia.

Presented below are the significant accounting policies adopted in preparing the consolidated financial statements of the Company and subsidiaries, which are in conformity with generally accepted accounting principles in Indonesia.

a. Dasar penyusunan laporan keuangan konsolidasian

Laporan keuangan konsolidasian disusun berdasarkan konsep harga perolehan, kecuali untuk investasi efek yang diklasifikasi sebagai "untuk diperdagangkan" dan "tersedia untuk dijual" dan instrumen derivatif yang disajikan sebesar nilai wajarnya serta aktiva tetap tertentu yang telah dinilai kembali sesuai dengan peraturan pemerintah (lihat Catatan 2i, 2l dan 2o).

Laporan keuangan konsolidasian juga disusun menggunakan dasar akrual *(accrual basis)*, kecuali untuk laporan arus kas konsolidasian.

Laporan arus kas konsolidasian disusun dengan menggunakan metode langsung dengan mengelompokkan arus kas atas dasar kegiatan operasi, investasi dan pendanaan. Untuk tujuan laporan arus kas, kas dan setara kas mencakup kas, bank dan investasi jangka pendek yang jatuh tempo dalam waktu tiga bulan atau kurang, setelah dikurangi cerukan. Akun "Kas dan deposito berjangka yang dibatasi penggunaannya" merupakan saldo yang digunakan untuk melunasi pokok pinjaman dan biaya bunga, dan/atau yang ditempatkan sebagai *margin deposits* untuk fasilitas *letter of credit,* dan/atau untuk menampung dana hasil penerbitan saham baru serta dana hasil penjualan aktiva Perseroan.

Seluruh angka dalam laporan keuangan konsolidasian ini, kecuali dinyatakan secara khusus, dibulatkan menjadi jutaan Rupiah yang terdekat.

a. Basis of preparation of the consolidated financial statements

The consolidated financial statements have been prepared on the basis of historical cost, except for investments in securities classified as "trading" and "available for sale" and derivative financial instruments which are valued at fair value, and certain fixed assets which are stated at revalued amounts in accordance with government regulations (refer to Notes 2i, 2l and 2o).

The consolidated financial statements have also been prepared on the basis of the accruals concept except for the consolidated statements of cash flows.

The consolidated statements of cash flows are prepared based on the direct method by classifying cash flows on the basis of operating, investing and financing activities. For the purpose of the statements of cash flows, cash and cash equivalents include cash on hand, cash in bank and short-term investments with a maturity of three months or less, net of overdrafts. "Restricted cash and time deposits" account is used for loan principal repayments and interest payments and/or placed as margin deposits for letter of credit facilities and/or result from the net proceeds of any equity issue and the net proceeds of assets sales of the Company.

Figures in the consolidated financial statements are rounded to and stated in millions of Rupiah, unless otherwise stated.

b. Prinsip-prinsip konsolidasi

Laporan keuangan konsolidasian meliputi laporan keuangan Perseroan dan anak perusahaan dimana Perseroan mempunyai penyertaan saham dengan hak suara lebih dari 50%, baik langsung maupun tidak langsung, serta apabila Perseroan memiliki 50% atau kurang saham dengan hak suara tetapi dapat dibuktikan adanya pengendalian.

Akun-akun anak perusahaan tertentu yang dikonsolidasi dan berkedudukan di luar Indonesia, dikonversikan ke dalam mata uang Rupiah berdasarkan kurs tengah Bank Indonesia pada tanggal transaksi terakhir untuk periode yang bersangkutan untuk akun neraca dan kurs transaksi atau kurs rata-rata selama periode yang bersangkutan untuk akun laba rugi. Selisih yang timbul dari penjabaran laporan keuangan anak perusahaan yang berkedudukan di luar Indonesia disajikan dalam akun "Akumulasi selisih kurs karena penjabaran laporan keuangan" dalam kelompok ekuitas di neraca konsolidasian.

Porsi kepemilikan pemegang saham minoritas atas aktiva bersih anak perusahaan disajikan sebagai "Hak minoritas atas aktiva bersih anak perusahaan" di neraca konsolidasian.

Seluruh transaksi dan saldo yang material antara perusahaan-perusahaan yang dikonsolidasi telah dieliminasi dalam penyajian laporan keuangan konsolidasian.

Kebijakan akuntansi yang digunakan dalam penyusunan laporan keuangan konsolidasian ini telah diterapkan secara konsisten oleh anak-anak perusahaan kecuali dinyatakan lain.

Goodwill merupakan selisih lebih antara harga perolehan investasi dengan nilai wajar aktiva bersih pada saat perolehan investasi. *Goodwill* diamortisasi selama 20 tahun dengan menggunakan metode garis lurus, dengan pertimbangan bahwa taksiran masa manfaat ekonomis aktiva utama yang diakuisisi adalah 20 tahun.

Lihat Catatan 2h untuk kebijakan akuntansi transaksi modal anak perusahaan dan perusahaan asosiasi ("perusahaan terafiliasi").

b. Principles of consolidation

The consolidated financial statements include the accounts of the Company and subsidiaries in which the Company directly or indirectly has ownership of more than 50% of the voting rights, or if equal to or less than 50%, the Company has the ability to control the entity.

The assets and liabilities of foreign subsidiaries, based outside of Indonesia, are translated into Rupiah amounts based on middle rates published by Bank Indonesia as at the end of the period. Revenue and expenses have been translated using the rate on the date of the transaction, or an average rate when revenues and expenses are earned and incurred uniformly throughout the period. The resulting differences arising from translation of foreign subsidiaries' financial statements are presented as "Exchange difference due to financial statement translation" under the equity section in the consolidated balance sheets.

The proportionate share of minority shareholders in the net assets of the subsidiaries is reflected as "Minority interest in net assets of subsidiaries" in the consolidated balance sheets.

All material transactions and balances between consolidated companies have been eliminated in preparing the consolidated financial statements.

The accounting policies adopted in preparing the consolidated financial statements have been consistently applied by the subsidiaries unless otherwise stated.

Goodwill represents the excess of the acquisition cost over the fair value of the net assets at the date of acquisition. Goodwill is amortised over a period of 20 years using the straight-line method, with consideration that the estimated useful lives of the main assets acquired through the investments is 20 years.

Refer to Note 2h for the accounting policy related to capital transactions of subsidiaries and associated companies ("affiliates").

c. Transaksi dengan pihak-pihak yang mempunyai hubungan istimewa

Perseroan dan anak perusahaan mempunyai transaksi dengan pihak-pihak yang mempunyai hubungan istimewa. Definisi pihak yang mempunyai hubungan istimewa yang dipakai adalah sesuai dengan yang diatur dalam PSAK No. 7 "Pengungkapan Pihak-pihak yang Mempunyai Hubungan Istimewa".

Seluruh transaksi yang material dengan pihak-pihak yang mempunyai hubungan istimewa telah diungkapkan dalam catatan atas laporan keuangan konsolidasian.

c. Transactions with related parties

The Company and subsidiaries have transactions with related parties. The definition of related parties used is in accordance with PSAK No. 7 "Related Party Disclosures".

All major transactions with related parties are disclosed in the notes to the consolidated financial statements.

d. Penempatan jangka pendek

Penempatan jangka pendek mencakup deposito berjangka dengan jangka waktu lebih dari tiga bulan tetapi tidak lebih dari satu tahun, wesel tagih, obligasi dan efek untuk diperdagangkan dan efek yang dimiliki hingga jatuh tempo.

Penempatan jangka pendek disajikan sesuai dengan Pernyataan Standar Akuntansi Keuangan (PSAK) No. 50, "Akuntansi Investasi Efek Tertentu". Penempatan jangka pendek dalam efek digolongkan sebagai "efek yang diperdagangkan", "efek yang tersedia untuk dijual" dan "efek yang dimiliki hingga jatuh tempo".

e. Short-term investments

Short-term investments consist of time deposits, with maturity of greater than three months but not more than one year, notes receivable, bonds and securities held for trading and held to maturity.

Short-term investments are presented in accordance with Statement of Financial Accounting Standards (PSAK) No. 50, "Accounting for Investments in Certain Securities" whereby short-term investments in securities are classified as securities for trading, available for sale and held to maturity

e. Piutang usaha dan lain-lain

Piutang usaha dan lain-lain disajikan dalam jumlah neto setelah dikurangi dengan penyisihan piutang ragu-ragu, yang diestimasi berdasarkan penelaahan atas kolektibilitas saldo piutang. Piutang dihapuskan pada saat piutang tersebut dipastikan tidak akan tertagih.

e. Trade and other receivables

Trade and other receivables are recorded net of a provision for doubtful accounts, based on a review of the collectibility of outstanding amounts. Accounts are written-off as bad debts during the period in which they are determined to be not collectible.

f. Persediaan

Persediaan dinyatakan sebesar nilai yang lebih rendah antara harga perolehan dan nilai bersih yang dapat direalisasi. Harga perolehan persediaan pada umumnya dinyatakan berdasarkan metode 'masuk pertama, keluar pertama' untuk barang jadi dan barang dalam proses, kecuali anak perusahaan tertentu, yang dinyatakan berdasarkan metode rata-rata; metode rata-rata untuk suku cadang dan kayu bulat dan

f. Inventories

Inventories are stated at the lower of cost or net realisable value. The Company determines inventory cost by average method while most of subsidiaries determine inventory cost by the first-in, first-out method for finished goods and work-in-process, except for certain subsidiaries, which is determined by the weighted average method; weighted average method for spare parts and logs and by the specific identification

dapat direalisasi adalah estimasi harga penjualan dalam kegiatan usaha normal dikurangi taksiran biaya penyelesaian dan biaya penjualan.

selling price in the ordinary course of business, less the cost of completion and selling expenses.

Dengan adanya pengimplementasian sistem baru *(SAP Pygmalion)* yang dilakukan oleh Perseroan secara bertahap, maka untuk yang sudah menerapkan sistem baru tersebut digunakan metode rata-rata untuk persediaan barang jadi. Dampak perubahan kebijakan akuntansi tersebut tidak praktis untuk disajikan kembali atas laporan keuangan periode sebelumnya.

By gradually implementing a new system (SAP Pygmalion), the Company used the weighted average method to determine cost of inventory for finished goods. The effect of the accounting policy change is not practical to be restated in the previous financial statements.

Penyisihan untuk persediaan usang dan tidak lancar ditentukan berdasarkan estimasi penggunaan atau penjualan masing-masing jenis persediaan pada masa mendatang.

A provision for obsolete and slow moving inventory is determined on the basis of estimated future usage or sale of individual inventory items.

g. Piutang pembiayaan

g. Financing receivables

Piutang atas pembiayaan konsumen merupakan jumlah piutang setelah dikurangi dengan bagian pembiayaan bersama (untuk yang dengan *recourse* dan tanpa *recourse)*, pendapatan pembiayaan konsumen yang ditangguhkan dan penyisihan piutang ragu-ragu. Penerimaan dari piutang yang telah dihapus-bukukan diakui sebagai pendapatan lain-lain pada saat terjadinya.

Consumer finance receivables are stated net of joint financing (both with and without recourse), unearned consumer finance income and allowance for doubtful accounts. Recoveries from written off receivables are recognised as other income upon receipt.

Pendapatan pembiayaan konsumen yang ditangguhkan merupakan selisih antara jumlah keseluruhan pembayaran angsuran yang akan diterima dari konsumen dan jumlah pokok pembiayaan, yang akan diakui sebagai penghasilan sesuai dengan jangka waktu kontrak berdasarkan suatu tarif pengembalian yang dihitung secara berkala atas nilai investasi bersih terhitung sejak pembiayaan konsumen dilakukan.

Unearned consumer finance income is the difference between total installments to be received from consumers and total financing. This is recognised as earned income over the term of the contract based on a constant rate of return on the net investment commencing at the time the consumer finance contract is executed.

Penyelesaian kontrak sebelum masa pembiayaan konsumen berakhir diperlakukan sebagai pembatalan kontrak pembiayaan konsumen dan laba atau rugi yang timbul diakui dalam laporan laba rugi konsolidasian.

Early termination is treated as a cancellation of an existing contract and the resulting gain or loss is credited or charged to the consolidated statements of income.

Dalam pembiayaaan bersama, anak perusahaan berhak menentukan tingkat bunga yang lebih tinggi ke konsumen daripada tingkat bunga yang ditetapkan dalam perjanjian pembiayaan bersama. Selisihnya merupakan pendapatan dari transaksi pembiayaan bersama.

For joint financing arrangements, the subsidiary has the right to set a higher interest rates to customers than stated in the joint financing agreement. The difference is recognised as revenue from joint financing transactions.

Piutang sewa guna usaha bersih merupakan jumlah piutang ditambah nilai sisa yang akan diterima oleh perusahaan sewa guna usaha pada

Direct financing lease receivables are stated net of residual value at the end of the leasing period, unearned lease income, security

akhir masa sewa guna usaha dikurangi dengan pendapatan sewa guna usaha yang ditangguhkan, simpanan jaminan dan penyisihan piutang ragu-ragu. Selisih antara nilai piutang bruto dan nilai tunai piutang diakui sebagai pendapatan sewa guna usaha yang ditangguhkan. Pendapatan sewa guna usaha yang ditangguhkan dialokasikan secara konsisten sebagai pendapatan periode berjalan berdasarkan suatu tingkat pengembalian berkala atas penanaman neto.

deposits and allowance for doubtful accounts. The difference between the gross receivable and the present value of the receivable is recognised as unearned lease income. Unearned lease income is allocated consistently as current period income based on a constant rate of return on the net investment.

Kebijakan akuntansi yang diterapkan oleh salah satu anak perusahaan untuk anjak piutang adalah sebagai berikut:

Accounting policy applied by certain subsidiary for factoring as follows:

Anak perusahaan sebagai *factor*
Anjak piutang tanpa *recourse* dicatat sebagai anjak piutang berdasarkan jumlah yang dibayarkan atas piutang yang dibeli. Selisih antara jumlah yang dibayarkan dengan nilai buku piutang yang dibeli ditambah retensi, jika ada, diakui sebagai pendapatan pada saat terjadinya transaksi.

Subsidiary as factor
Factored receivables acquired without recourse are recognized as factoring receivables at the amount of the receivables obtained. The difference between the factoring receivable and the amount paid to the client plus retention, if any is recognized as factoring income at the time the factoring transaction occurs

Anak perusahaan sebagai nasabah
Jumlah yang diterima dari anjak piutang dengan *recourse* diakui sebagai kewajiban anjak piutang sebesar nilai piutang yang dialihkan. Selisih antara nilai piutang yang dialihkan dengan dana yang diterima ditambah retensi, jika ada, diakui sebagai biaya bunga selama periode anjak piutang.

Subsidiary as client
Funds received in factoring with recourse transactions are recognized as a factoring liabilitiy in the amount of the transferred receivable. The difference between the amount of the transferred receivables and the funds receivable puls the retention, if any is recognized as interest expense over the factoring period.

h. Investasi pada perusahaan asosiasi

Investasi pada perusahaan dimana Perseroan dan anak perusahaan memiliki antara 20% sampai dengan 50% hak suara dan mempunyai pengaruh signifikan tetapi tidak mengendalikan, dibukukan berdasarkan metode ekuitas *(equity method)*. Berdasarkan metode tersebut biaya perolehan investasi ditambahkan atau dikurangi dengan bagian Perseroan atau anak perusahaan atas laba/(rugi) bersih perusahaan asosiasi sejak tanggal perolehan dan dividen. Kerugian yang melebihi nilai tercatat investasi diakui bila Perseroan atau anak perusahaan mempunyai komitmen untuk menyediakan bantuan pendanaan atau menjamin kewajiban perusahaan asosiasi.

h. Investments in associates

Investments in companies in which the Company and subsidiaries have 20% to 50% of the voting rights, and over which the Company and subsidiaries exert significant influence, but which it does not control, are accounted for by the equity method. Based on this method the cost of investment is increased/(decreased) by the Company's and subsidiaries' share in the net income/(losses) of the associate from the date of acquisition and dividend. Once the investment's carrying value has been reduced to zero, further losses are taken up if the Company or subsidiaries have committed to provide financial support to or have guaranteed the

Bagian laba/(rugi) bersih perusahaan asosiasi disesuaikan dengan amortisasi selisih antara biaya perolehan investasi dengan bagian Perseroan atau anak perusahaan atas nilai wajar aktiva bersih pada saat perolehan *(goodwill)*. Amortisasi ini dihitung dengan metode garis lurus, pada umumnya selama 20 tahun.

Equity in the net income/(losses) of associates is adjusted for the difference between the cost of the investment and the Company's or subsidiaries' proportionate share in the underlying fair value of the net assets at the date of acquisition ("goodwill") using straight-line amortisation, generally over 20 years.

Laba yang belum direalisasi dari transaksi antara Perseroan dan anak perusahaan dengan perusahaan asosiasi dieliminasi sampai sebatas kepemilikan Perseroan dalam perusahaan asosiasi; rugi yang belum direalisasi juga dieliminasi kecuali transaksi tersebut menyediakan bukti terjadinya penurunan nilai aktiva yang ditransfer.

Unrealised gains on transactions between the Company and its subsidiaries with its associates are eliminated to the extent of the Company's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Transaksi modal dari perusahaan terafiliasi (anak perusahaan dan perusahaan asosiasi) yang mempengaruhi persentase pemilikan dan aktiva bersih anak perusahaan dan perusahaan asosiasi dicatat sebagai "Selisih transaksi perubahan ekuitas perusahaan afiliasi" dalam kelompok ekuitas pada neraca konsolidasian.

Capital transactions from affiliated company (subsidiaries and associated company) which affecting the percentage of ownership and equity in the net assets of affiliates are shown as "Capital transactions of affiliates" under the equity section in the consolidated balance sheets.

Penyisihan dibuat untuk penurunan nilai jangka panjang.

Provisions are made for long-term impairment in value.

Investasi pada Konsorsium Intertel Astratel dibukukan berdasarkan metode ekuitas.

Investment in Konsorsium Intertel Astratel is accounted for by the equity method.

i. Investasi pada efek hutang dan ekuitas

i. Investments in debt and equity securities

Investasi pada efek hutang dan ekuitas yang nilai wajarnya tidak tersedia diakui pada harga perolehan dan penyisihan penurunan nilai investasi dilakukan apabila manajemen menyimpulkan bahwa nilai investasi telah mengalami penurunan yang signifikan atau permanen.

Investments in debt and equity securities that do not have readily determinable fair values are stated at cost and a provision is only made where, in the opinion of management, there has been a significant reduction or a permanent decline in the value of the investment.

Untuk investasi pada efek hutang dan ekuitas yang nilai wajarnya tersedia, manajemen menentukan klasifikasi yang tepat untuk investasi tersebut pada saat perolehan dan mengevaluasi ulang klasifikasi tersebut pada setiap tanggal neraca.

For investments in debt and equity securities that have readily determinable fair values, management determines the appropriate classification of its investments at the time of purchase and re-evaluates such determinations at each balance sheet date.

Efek hutang diklasifikasi sebagai dimiliki hingga jatuh tempo apabila Perseroan dan anak perusahaan bermaksud dan mampu memiliki efek tersebut hingga jatuh tempo. Efek tersebut diakui pada harga perolehan setelah dikurangi diskonto atau premium yang belum diamortisasi.

Debt securities are classified as held to maturity when the Company and subsidiaries have the intent and ability to hold the securities to maturity. Held to maturity securities are stated at cost net of unamortised discount or premium.

Efek hutang dan ekuitas yang dibeli dan dimiliki untuk diperdagangkan dalam waktu dekat diklasifikasi sebagai efek yang diperdagangkan dan diakui sebesar nilai wajarnya, dengan keuntungan dan kerugian yang belum direalisasi diakui pada laporan laba rugi konsolidasian.

Debt and equity securities that are purchased and held principally for the purpose of selling them in the near future are classified as trading securities and carried at fair value, with unrealised gains and losses recognised in the consolidated statements of income.

Efek hutang dan ekuitas yang tidak diklasifikasi sebagai dimiliki hingga jatuh tempo atau diperdagangkan, diklasifikasikan sebagai efek yang tersedia untuk dijual dan diakui sebesar nilai wajarnya, dengan keuntungan dan kerugian yang belum direalisasi disajikan sebagai komponen terpisah "Akumulasi penyesuaian nilai wajar investasi" di bagian ekuitas.

Debt and equity securities not classified as either held to maturity securities or trading securities are classified as available for sale securities and carried at fair value, with unrealised gains and losses reported as a separate component of equity, "Investment fair value revaluation reserve".

Harga pokok efek yang dijual ditentukan dengan metode rata-rata tertimbang.

Cost of securities sold is determined on the weighted average method.

Dividen dari investasi pada efek hutang dan ekuitas diakui pada saat diumumkan.

Dividends from investments in debt and equity securities are recognised when declared.

j. Hutan tanaman industri

Pengeluaran-pengeluaran sehubungan dengan kegiatan pengembangan hutan tanaman industri (HTI), seperti penanaman dan pemeliharaan HTI dalam daur pertama termasuk biaya pinjaman, dikapitalisasi dan disajikan dalam neraca konsolidasian sebagai "Hutan tanaman industri dalam pengembangan". Pada saat areal HTI menghasilkan/siap ditebang, akumulasi biaya tersebut dipindahkan ke akun "Hutan tanaman industri" dan diamortisasi selama sisa masa manfaat (35 tahun) hak pengusahaan HTI tersebut dengan menggunakan metode garis lurus.

j. Industrial timber plantations

Expenditures incurred for the development of industrial timber plantations, such as planting and cultivation costs during the first cycle, including financing costs, are capitalised and presented in the consolidated balance sheets as "Industrial timber plantations under development". When the plantation becomes commercially productive, the accumulated costs are reclassified to "Industrial timber plantations" and amortised over the remaining period (35 years) of the concession rights using the straight-line method.

k. Proyek perkebunan plasma – bersih

Biaya-biaya yang terjadi dalam tahap pengembangan perkebunan plasma sampai perkebunan tersebut siap dikonversi dikapitalisasi ke akun perkebunan plasma. Pengembangan perkebunan ini dibiayai oleh kredit investasi perkebunan plasma dari bank. Akumulasi biaya pengembangan perkebunan plasma disajikan dalam jumlah bersih sebagai akun "Uang muka proyek perkebunan plasma" atau "Proyek perkebunan plasma – bersih", setelah dikurangi dengan kredit investasi perkebunan plasma yang diterima.

k. Plasma projects - net

Costs incurred during the development phase up to conversion of plasma plantations are capitalised to the plasma plantation account. Development of the plasma plantations is financed by plasma plantation investment credits from banks. The accumulated development costs are presented net of investment credit receipts, as "Advances for plasma projects" or "Plasma projects – net".

Selisih antara akumulasi biaya pengembangan

The difference between accumulated

(Expressed in millions of Rupiah)

Perubahan kebijakan akuntansi

Sebelumnya, selisih antara akumulasi biaya pengembangan dengan nilai konversi perkebunan plasma ditangguhkan dan diamortisasi dengan metode garis lurus selama taksiran masa manfaat ekonomis perkebunan plasma.

i) Dasar perubahan kebijakan akuntansi.

Perubahan kebijakan akuntansi ini sesuai dengan ketentuan Surat Edaran Ketua Badan Pengawas Pasar Modal No SE-02/PM/2002 tanggal 27 Desember 2002 lampiran 13 mengenai Pedoman Penyajian dan Pengungkapan Laporan Keuangan Perusahaan Publik untuk industri perkebunan.

ii) Perlakuan perubahan kebijakan akuntansi ini oleh PT Astra Agro Lestari Tbk ("AAL").

Dengan adanya perubahan kebijakan akuntansi ini maka AAL menyajikan kembali laporan keuangannya untuk periode yang berakhir pada 30 Juni 2002 sebagai berikut saldo debit/(kredit):

Change in accounting policy

Previously, the difference between accumulated development costs and convertion value of plasma plantations was deferred and amortised using the straight-line method over the estimated useful lives of the plasma plantations.

i) Basis for change in accounting policy.

This change in accounting policy is in accordance with the Circular Letter of the Chairman of the Bapepam No SE-02/PM/2002 dated 27 December 2002 on appendix 13 regarding Guidance on Presentation and Disclosures of Financial Statements for the plantation industry.

ii) The treatment of this change in accounting policy by PT Astra Agro Lestari Tbk ("AAL").

In respect of the above change in accounting policy, AAL restated its financial statements for the six months ended 30 June 2002 as follows debit/(credit) balance:

	Dilaporkan sebelumnya/ *Before restatement*	Disajikan kembali/ *After restatement*	
Neraca			***Balance sheet***
Perkebunan plasma, bersih (dilaporkan sebelumnya sebagai aktiva tidak lancar, dan disajikan kembali sebagai kewajiban tidak lancar)	137,152	(25,041)	*Plasma plantations, net (previously reported as non-current assets, and currently restated as non-current liabilities)*
Aktiva pajak tangguhan, bersih	78,314	112,784	*Deferred tax assets, net*
Hak minoritas atas aktiva bersih anak perusahaan	46,325	37,804	*Minority interest in net assets of subsidiaries*
Saldo laba yang belum ditentukan penggunaannya	464,008	358,565	*Unappropriated retained earnings*
Laporan laba rugi			***Statements of income***
Amortisasi selisih lebih biaya pengembangan perkebunan plasma atas nilai konversinya yang ditangguhkan	2,531	-	*Amortisation of deferred excess plasma plantation development costs over conversion value*
Selisih antara akumúlasi biaya pengembangan perkebunan plasma dengan nilai konversinya	-	16,983	*Difference between accumulated plasma plantation development costs and conversion value*
Manfaat tangguhan pajak penghasilan	1,054	(1,297)	*Deferred tax benefit*
Hak minoritas atas laba bersih anak perusahaan	4,322	3,938	*Minority interest in net income of subsidiaries*
Laba bersih	106,877	96,715	*Net income*

(Expressed in millions of Rupiah)

iii) Perlakuan perubahan kebijakan akuntansi dalam laporan keuangan konsolidasian.

Dalam laporan keuangan konsolidasian ini, semua penyesuaian tersebut di atas tidak dibukukan sebagai penyesuaian periode sebelumnya untuk enam bulan yang berakhir 30 Juni 2002 dengan pertimbangan dampak penyesuaian tersebut tidak material terhadap laporan keuangan konsolidasian secara keseluruhan.

Pada laporan keuangan konsolidasian untuk enam bulan yang berakhir 30 Juni 2003, penyesuaian tersebut diatas bersama dengan transaksi selama tahun 2002 sejumlah Rp188,7 miliar telah dibukukan pada laporan keuangan untuk tahun yang berakhir 31 Desember 2002. Dampak pajak dan bagian minoritas dari penyesuaian tersebut juga telah disesuaikan.

iii) Treatment of changes in accounting policy in the consolidated financial statements.

In these consolidated financial statements, the above mentioned adjustments are not treated as prior period adjustments for the six months ended 30 June 2002, as the impact is not material to the consolidated financial statements

In the consolidated financial statements for the six months ended 30 June 2003, the above mentioned adjustment, together with the 2002 transactions amounting to Rp 188.7 billion, has been recorded in financial statements for the year ended 31 December 2002. The tax effect and minority portion of the adjustment have also been recorded.

l. Aktiva tetap dan penyusutan

Pemilikan langsung

Aktiva tetap diakui sebesar harga perolehan, kecuali aktiva tetap tertentu yang telah dinilai kembali sesuai dengan peraturan Pemerintah yang berlaku yang dinyatakan dengan nilai revaluasi, dikurangi akumulasi penyusutan. Selisih yang timbul dari penilaian kembali aktiva tetap dikreditkan ke akun "Selisih penilaian kembali aktiva tetap" yang disajikan pada bagian ekuitas.

Biaya-biaya piranti lunak komputer yang terjadi selama tahap awal proyek dan setelah tahap penerapan dibebankan pada tahun berjalan. Biaya-biaya sehubungan dengan tahap pengembangan aplikasi dikapitalisasi.

Penyusutan pada umumnya dihitung dengan menggunakan metode garis lurus, kecuali untuk aktiva tetap tertentu yang dimiliki PT Toyota Motor Manufacturing Indonesia ("TMMI", lihat Catatan 3c), anak perusahaan. TMMI menghitung penyusutan dengan menggunakan metode saldo menurun ganda untuk seluruh aktiva tetap kecuali bangunan dan prasarana. Penyusutan tersebut

l. Fixed assets and depreciation

Direct ownership

Fixed assets are stated at cost, except for certain fixed assets which are stated at revalued amounts in accordance with existing Government regulations, less accumulated depreciation. The difference resulting from the revaluation of such fixed assets is credited to the "Fixed assets revaluation reserve" account presented in the equity section.

Computer software costs that are incurred during the preliminary project and post implementation stages are expensed. Costs incurred during the application development stage are capitalised.

Depreciation is generally calculated on the straight-line method, except for certain fixed assets of PT Toyota Motor Manufacturing Indonesia ("TMMI", refer to Note 3c), a subsidiary. TMMI calculates depreciation using the double declining method for all fixed assets except for buildings and improvements. Depreciation is calculated based on the

	Tahun/*Years*		
	Perseroan/ *Company*	Anak perusahaan/ *Subsidiaries*	
Bangunan dan fasilitasnya	4 - 30	4 - 25	*Buildings and building improvements*
Mesin dan peralatan	4 - 5	2 - 20	*Machinery and equipment*
Alat-alat pengangkutan	5	4 - 8	*Transportation equipment*
Perabot dan peralatan kantor	4 - 5	2 - 10	*Furniture and office equipment*
Tanaman menghasilkan	-	20	*Mature plantations*
Alat-alat berat yang disewakan	-	5	*Heavy equipment for lease*

Hak atas tanah tidak diamortisasi.

Land rights are not amortised.

Biaya pemeliharaan dan perbaikan diakui sebagai beban pada saat terjadinya. Pengeluaran yang memperpanjang masa manfaat aktiva atau yang memberikan manfaat ekonomis berupa peningkatan kapasitas atau mutu produksi, dikapitalisasi dan disusutkan sesuai dengan tarif penyusutan yang sesuai.

The cost of repairs and maintenance is charged as an expense as incurred. Expenditures which extend the future life of assets or provide further economic benefits by increasing capacity or quality of production are capitalised and depreciated based on applicable depreciation rates.

Apabila nilai tercatat aktiva lebih besar dari nilai yang dapat diperoleh kembali, nilai tercatat aktiva diturunkan menjadi sebesar nilai yang dapat diperoleh kembali, yang ditentukan sebagai nilai tertinggi antara harga jual neto dan nilai pakai.

When the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount, which is determined as being the higher of net selling price or value in use.

Apabila aktiva tetap tidak digunakan lagi atau dijual, maka nilai tercatat dan akumulasi penyusutannya dikeluarkan dari laporan keuangan konsolidasian, dan keuntungan dan kerugian yang dihasilkan diakui dalam laporan laba rugi konsolidasian.

When assets are retired or otherwise disposed of, their carrying values and the related accumulated depreciation are eliminated from the consolidated financial statements, and the resulting gains and losses on the disposal of fixed assets are recognised in the consolidated statements of income.

Akumulasi biaya persiapan lahan, penanaman, pemupukan, pemeliharaan dan biaya tidak langsung lainnya dikapitalisasi sebagai "Aktiva dalam penyelesaian - tanaman belum menghasilkan". Biaya tersebut direklasifikasi ke akun "Tanaman menghasilkan" pada saat tanaman yang bersangkutan siap menghasilkan. Penyusutan mulai dibebankan pada saat tanaman dinyatakan menghasilkan.

The accumulated costs of field preparation, planting, fertilizers, maintenance and overheads are capitalised as "Assets under construction - immature plantations". These costs are reclassified to "Mature plantations" when the plantations becomes productive and are ready for use. Depreciation is charged from the date when a plantation is ready for use.

Akumulasi biaya konstruksi bangunan, pabrik, dan pemasangan mesin dikapitalisasi sebagai "Aktiva dalam penyelesaian - bangunan dan mesin". Biaya tersebut direklasifikasi ke akun aktiva tetap pada saat proses konstruksi atau pemasangan selesai. Penyusutan mulai dibebankan pada saat aktiva tersebut mulai digunakan.

The accumulated costs of the construction of buildings and plant and the installation of machinery are capitalised as "Assets under construction – buildings and machinery". These costs are reclassified to the fixed asset accounts when the construction or installation is complete. Depreciation is charged from the date when assets are brought into use.

Biaya bunga dan biaya pinjaman lain, seperti diskonto dan keuntungan atau kerugian selisih kurs, baik yang secara langsung ataupun tidak langsung digunakan untuk mendanai proses pembangunan aktiva tertentu *(qualifying assets)*, dikapitalisasi sampai dengan saat proses pembangunan tersebut selesai. Untuk pinjaman yang dapat diatribusi secara langsung, jumlah yang dikapitalisasi adalah sebesar biaya pinjaman yang terjadi selama periode berjalan, dikurangi pendapatan investasi jangka pendek dari pinjaman tersebut.

Interest and other borrowing costs, such as discount fees and foreign exchange gains or losses on loans either directly or indirectly used in financing construction of a qualifying asset are capitalised up to the date when construction is complete. For borrowings directly attributable to a qualifying asset, the amount to be capitalised is determined as the actual borrowing costs incurred during the period, less any income earned on the temporary investment of such borrowings.

Untuk pinjaman yang tidak secara khusus digunakan untuk perolehan aktiva tertentu, jumlah biaya pinjaman yang dikapitalisasi ditentukan dengan mengalikan tingkat kapitalisasi dengan pengeluaran untuk aktiva tertentu. Tingkat kapitalisasi adalah rata-rata tertimbang biaya pinjaman dari seluruh pinjaman terkait dalam periode tertentu, dengan mengecualikan jumlah pinjaman yang secara khusus digunakan untuk perolehan aktiva tertentu.

For borrowings that are not directly attributable to a qualifying asset, the amount to be capitalised is determined by applying a capitalisation rate to the amount expended on the qualifying asset. The capitalisation rate is the weighted average of the borrowing costs applicable to the total borrowings outstanding during the period, excluding borrowings directly attributable to finance certain qualifying asset.

Aktiva sewa guna usaha

Fixed assets under finance leases

Aktiva tetap yang diperoleh dengan sewa guna usaha pembiayaan disajikan sejumlah nilai tunai dari jumlah pembayaran minimum sewa guna usaha ditambah harga opsi pada awal periode sewa. Kewajiban yang terkait juga diakui dan setiap pembayaran angsuran dialokasi sebagai pelunasan kewajiban atau hutang dan pembayaran beban bunga. Aktiva sewa guna usaha disusutkan dengan metode yang sama seperti aktiva yang dimiliki.

Fixed assets acquired by means of finance leases are presented at the present value of the minimum lease payments plus purchase option at the beginning of the lease term. A corresponding liability is also established and each lease payment is allocated between the liability and finance charges. The assets are depreciated similarly to owned assets.

Keuntungan atau kerugian atas penjualan dan penyewaan kembali dimana penyewaan kembali tersebut merupakan sewa guna usaha pembiayaan, ditangguhkan dan diamortisasi selama sisa masa manfaat aktiva sewa guna usaha yang bersangkutan dengan menggunakan metode garis lurus.

Gains or losses on sale-and-leaseback, in which the leaseback is a finance lease, are deferred and amortised over the remaining useful lives of the leased assets using the straight-line method.

m. Biaya tangguhan

m. Deferred charges

Biaya tangguhan terdiri dari biaya yang dikeluarkan sehubungan dengan perolehan atau perpanjangan izin atas tanah dan biaya tangguhan

Deferred charges consist of costs associated with the acquisition or renewal of legal titles and other deferred charges and are amortised

n. Manfaat pensiun

Perseroan dan anak perusahaan tertentu menyelenggarakan program pensiun manfaat pasti untuk seluruh karyawan tetapnya. Jumlah kontribusi terdiri dari kontribusi karyawan dan kontribusi Perseroan dan anak perusahaan yang dihitung secara aktuarial, kecuali kontribusi TMMI (lihat Catatan 3c), anak perusahaan. Kontribusi atas dana pensiun TMMI seluruhnya ditanggung oleh TMMI.

Biaya jasa kini diakui sebagai beban periode berjalan. Biaya jasa lalu diamortisasi selama rata-rata sisa masa kerja dari karyawan yang ada.

Metode penilaian aktuarial yang digunakan oleh aktuaris independen adalah metode *projected benefit* dengan *"attained-age-normal"* dan dilakukan minimal setiap tiga tahun sekali.

n. Retirement benefits

The Company and certain subsidiaries, have contributory defined benefit retirement plans covering all of their permanent employees. Contributions are funded and consist of employees' contributions and actuarially computed Company and subsidiaries' contributions, except for TMMI (refer to Note 3c), a subsidiary. Contributions to the retirement fund of TMMI are all borne by TMMI.

Current service cost is expensed in the prevailing period. Past service costs are amortised over the average expected remaining working lives of existing employees.

The valuation method used by the independent qualified actuaries is the projected benefit method with "attained-age-normal" and is performed at least once every three years.

o. Instrumen keuangan derivatif

Perseroan dan anak perusahaan melakukan kontrak berjangka valuta asing dan kontrak swap valuta asing secara periodik dengan pihak lain dalam rangka penerapan kebijakan manajemen risiko.

Berdasarkan PSAK 55, "Akuntansi untuk Instrumen Derivatif dan Aktivitas Lindung Nilai", instrumen derivatif diakui pada neraca sebagai aktiva atau kewajiban, tergantung pada hak atau kewajiban sebagaimana diatur dalam kontrak, dan dicatat sebesar nilai wajarnya.

Perubahan nilai wajar derivatif yang tidak memenuhi kriteria lindung nilai diakui pada laporan laba rugi konsolidasian. Sedangkan perubahan nilai wajar yang berhubungan dengan lindung nilai pada dasarnya diperlakukan sesuai perlakuan terhadap unsur yang dilindungnilaikan.

Untuk dapat menggunakan akuntansi lindung nilai, PSAK 55 mengharuskan beberapa persyaratan tertentu dipenuhi antara lain mengenai dokumentasi sejak tanggal mulainya lindung nilai.

o. Derivative financial instruments

The Company and certain subsidiaries periodically enter into forward foreign currency contracts and foreign currency swap contracts with external counterparts, in implementing its risk management policies.

Based on PSAK 55 "Accounting for Derivative Instruments and Hedging Activities", all derivative financial instruments should be recognised in the balance sheet as either assets or liabilities, depending on the rights or obligations under the contracts, and measured at their fair values.

Changes in the fair value of derivatives that do not meet the criteria of a hedge are recorded in the consolidated statements of income. Changes in the fair value in respect of hedges are principally treated in accordance with the treatment of the hedged item.

To qualify for hedge accounting, PSAK 55 requires certain criteria to be met, including documentation required to have been in place at the inception of the hedge.

(Expressed in millions of Rupiah)

p. Transaksi dan saldo dalam mata uang asing

p. Foreign currency transactions and balances

Transaksi dalam mata uang asing dicatat ke dalam Rupiah berdasarkan kurs pada saat transaksi dilakukan. Pada tanggal neraca, aktiva dan kewajiban moneter dalam mata uang asing, dijabarkan dengan kurs yang berlaku pada tanggal neraca.

Transactions denominated in a foreign currency are converted into Rupiah at the exchange rate prevailing at the date of the transactions. At the balance sheet date, monetary assets and liabilities denominated in foreign currency are translated at the exchange rates prevailing at that date.

Kurs utama berdasarkan kurs tengah yang diterbitkan Bank Indonesia yang digunakan adalah sebagai berikut (dalam Rupiah penuh):

The major exchange rates used, based on the middle rates published by Bank Indonesia, are as follows (in full Rupiah amount):

	2003	2002	
Pound Sterling Inggris	13,698	13,342	*Great Britain Pounds Sterling*
US Dolar	8,285	8,730	*US Dollars*
Euro Eropa	9,476	8,629	*European Euros*
Yen Jepang	69	73	*Japanese Yen*

Selisih nilai tukar yang timbul dari transaksi atau penjabaran aktiva dan kewajiban moneter dalam mata uang asing dibebankan pada laporan laba rugi konsolidasian.

Exchange gains and losses arising on transactions in foreign currency and on the translation of foreign currency monetary assets and liabilities are recognised in the consolidated statements of income.

q. Kompensasi berbasis saham

q. Stock-based compensation

Perseroan dan anak perusahaan tertentu memberikan opsi saham kepada karyawan. Beban kompensasi ditentukan pada tanggal pemberian kompensasi berdasarkan nilai wajar dari seluruh opsi saham yang diberikan dan diakui pada laporan laba rugi konsolidasian selama periode jasa diberikan atau periode *vesting*.

The Company and certain subsidiaries provide stock options to employees. Compensation cost is measured at grant date based on the fair value of the stock option and is recognised in the consolidated statements of income over the service or vesting period.

Nilai wajar setiap opsi yang diberikan ditentukan dengan menggunakan metode penentuan harga opsi *"Black-Scholes"*.

The fair value of options granted is estimated using the "Black-Scholes" option pricing model.

r. *Rights*

r. Rights

Sehubungan dengan penerbitan Pinjaman dan Obligasi Seri III dalam rangka restrukturisasi pinjaman dan obligasi Perseroan pada tahun 1999, Perseroan menerbitkan *detachable rights*. *Rights* ini dapat diperdagangkan secara terpisah dari pinjaman dan obligasi tersebut.

Detachable rights were issued in relation to the issuance of Series III Loans and Bonds under the debt restructuring of the Company's loans and bonds in 1999 and can be traded separately from the loans and the bonds.

Rights ini dicatat sebesar nilai wajar dan diakui

The rights are recorded at fair value and

dicatat sebagai pengurang nilai pokok pinjaman bank dan obligasi dan diamortisasi sesuai dengan jangka waktu pinjaman dan obligasi tersebut. Dana yang diperoleh pada saat eksekusi *rights* dan jumlah yang dialokasikan sebagai nilai wajar *rights* yang bersangkutan akan dicatat sebagai modal saham dan tambahan modal disetor.

recorded as a deduction from the loans and bonds and amortised over the period of the loans and bonds. The funds received upon the exercise of the rights and the amount allocated as the fair value of such rights is recorded as share capital and additional paid-in capital.

s. Pengakuan penghasilan dan beban

Penghasilan bersih adalah penghasilan Perseroan dan anak perusahaan yang diperoleh dari penjualan produk dan jasa, setelah dikurangi diskon, retur, potongan penjualan, pajak penjualan barang mewah dan pajak pertambahan nilai.

Penghasilan dari penjualan domestik diakui pada saat barang ditagih dan siap dikirimkan. Penghasilan dari penjualan ekspor diakui pada saat penyerahan barang di atas kapal pelabuhan pengiriman. Penghasilan jasa diakui pada saat jasa telah diberikan kepada pelanggan.

Penghasilan dari penjualan *real estate* diakui dengan menggunakan metode persentase penyelesaian sepanjang memenuhi kondisi tertentu.

Penghasilan dari piutang pembiayaan yang merupakan selisih antara seluruh pembayaran angsuran yang akan diterima dari pelanggan dengan biaya perolehan aktiva yang dibiayai, dicatat sebagai penghasilan tangguhan dan diakui sebagai penghasilan sesuai dengan jangka waktu kontrak pembiayaan. Penghasilan tersebut tidak diakui apabila kolektibilitasnya diragukan.

Beban diakui pada saat terjadinya berdasarkan metode akrual.

s. Revenue and expense recognition

Net revenues represent revenue earned from the sale of the Company's and subsidiaries' products and services, net of discounts, returns, trade allowances, luxury and value added taxes.

Revenue from domestic sales of goods is recognised when goods are billed and ready for delivery. Revenue from export sales is recognised upon shipment of the goods to the customers. Revenue from rendering of services is recognised when services are rendered.

Revenue from real estate sales is recognised based on the percentage-of-completion method, provided certain criteria are met.

Income from financing receivables, which is the excess of aggregate instalment payments collectible from the customers over the cost of financed assets, is recorded as unearned income and subsequently recognised as income over the term of the respective financing contracts. Income is not recognised when there is an indication that collectibility is doubtful.

Expenses are recognised as incurred on an accruals basis.

t. Perpajakan

Semua perbedaan temporer antara jumlah tercatat aktiva dan kewajiban dengan dasar pengenaan pajaknya diakui sebagai pajak tangguhan dengan metode kewajiban (*liability*). Pajak tangguhan diukur dengan tarif pajak yang berlaku saat ini.

Aktiva pajak tangguhan diakui apabila besar kemungkinan bahwa jumlah penghasilan kena pajak pada masa mendatang akan memadai untuk dikompensasi dengan perbedaan temporer.

Koreksi terhadap kewajiban perpajakan diakui pada saat surat ketetapan pajak diterima atau jika mengajukan keberatan/banding pada saat keputusan atas keberatan/banding tersebut telah ditetapkan.

t. Taxation

Deferred income tax is provided using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred income tax.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences the tax losses can be utilised.

Adjustments to taxation obligations are recorded when an assessment is received or, if an appeal is filed when decision of the appeal is made.

(Expressed in millions of Rupiah)

u. Penyisihan atas manfaat uang jasa karyawan

Hak karyawan yang berhubungan dengan peraturan Menteri Tenaga Kerja dan Transmigrasi diakui dengan metode akrual sesuai dengan jasa yang diberikan oleh karyawan sampai dengan tanggal neraca dan dihitung sesuai dengan peraturan Menteri Tenaga Kerja dan Transmigrasi, dan PSAK 57 "Kewajiban Diestimasi, Aktiva Kontijensi dan Kewajiban Kontijensi"

Undang-undang (UU) No. 13/2003 tentang Ketenagakerjaan disahkan dan dinyatakan berlaku terhitung sejak tanggal 25 Maret 2003. Saat ini, Perseroan dan Anak Perusahaan sedang mempelajari dampak dari UU tersebut, sehingga belum ada penyesuaian yang dilakukan dalam laporan keuangan konsolidasian ini.

v. Transaksi restrukturisasi antara entitas sepengendali

Selisih antara harga pengalihan dengan nilai buku setiap transaksi restrukturisasi antara entitas sepengendali dibukukan dalam akun "Selisih transaksi restrukturisasi entitas sepengendali". Saldo akun tersebut selanjutnya disajikan sebagai unsur ekuitas.

Saldo akun tersebut tidak berubah akibat pengalihan lebih lanjut aktiva, kewajiban, saham atau instrumen kepemilikan lainnya tersebut kepada entitas lain.

w. Laba per saham

Laba per saham dasar, dihitung dengan membagi laba bersih dengan jumlah rata-rata tertimbang saham yang beredar pada periode yang bersangkutan. Laba per saham dasar untuk periode yang berakhir pada tanggal 30 Juni 2002 telah disajikan kembali dengan didasarkan pada jumlah baru saham yang beredar sesuai dengan penerbitan saham baru yang telah dilakukan sehubungan dengan PUT II (lihat Catatan 1).

Laba per saham dilusian, dihitung dengan membagi laba bersih dengan rata-rata tertimbang saham yang beredar pada periode yang bersangkutan yang disesuaikan untuk mengasumsikan konversi efek berpotensi saham yang sifatnya dilutif. Laba bersih disesuaikan untuk menghilangkan pengaruh beban bunga dari

u. Provision for employee entitlements

Employee entitlements in relation to Minister of Manpower and Transmigration regulations are recognised when they vest with the employee. A provision is recorded for the liability as a result of past services rendered by employees, up to the balance sheet date, and is calculated based on the Minister of Manpower and Transmigration regulations, and PSAK 57 "Provisions, Contingent Liabilities and Contingent Assets"

Law No. 13/2003 regarding to the Manpower was ratified and became effective since 25 March 2003. At present, the Company and subsidiaries are still studying the impact of that law, no adjustments have been made in the consolidated financial statements.

v. Restructuring transactions of entities under common control

In restructuring transactions of entities under common control, any difference between the transfer price and the book value is recorded under the account "Difference arising from restructuring transactions of entities under common control" and presented under the equity sections.

The balance of this account does not change as a result of a further transfer of assets, liabilities, equity or other ownership instruments to another entity.

w. Earnings per share

Basic earnings per share is computed by dividing the net income with the weighted average number of shares outstanding during the period. Basic earnings per share for the six months ended 30 June 2002 has been restated based on adjusted weighted average number of shares outstanding due to the issuance of new shares in connection with LPO II (refer to Note 1).

Diluted earnings per share is computed by dividing net income with the weighted average number of shares outstanding during the period adjusted to assume conversion of all dilutive potential ordinary shares. Net income is adjusted to eliminate the interest expense of the dilutive potential ordinary shares during the

(Expressed in millions of Rupiah)

x. Penggunaan estimasi

Penyusunan laporan keuangan konsolidasian sesuai dengan prinsip akuntansi yang berlaku umum mengharuskan manajemen untuk membuat estimasi dan asumsi yang mempengaruhi jumlah aktiva dan kewajiban dan pengungkapan aktiva dan kewajiban kontinjen pada tanggal laporan keuangan konsolidasian serta jumlah pendapatan dan beban selama periode pelaporan. Hasil yang sebenarnya mungkin berbeda dari jumlah yang diestimasi.

x. Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. AKUISISI DAN PELEPASAN SIGNIFIKAN ATAS ANAK PERUSAHAAN, DAN PERUSAHAAN ASOSIASI SERTA RESTRUKTURISASI USAHA

3. MAJOR ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES AND ASSOCIATES AND BUSINESS RESTRUCTURING

Transaksi signifikan sehubungan dengan pelepasan anak perusahaan dan perusahaan asosiasi serta restrukturisasi usaha pada tahun 2003 dan 2002 adalah sebagai berikut:

Significant acquisitions and disposals of subsidiaries and associates and business restructuring in 2003 and 2002 are as follows:

a. Akuisisi yang signifikan

Akuisisi yang signifikan pada PT Gaya Motor

Pada tanggal 15 April 2003 Perseroan dan PT Arya Loka Sentana, anak perusahaan, telah menandatangani dokumen Akta Jual Beli Saham untuk pembelian 1.500 saham prioritas dan 42.735 saham biasa PT Gaya Motor ("GM") milik PT Rajawali Nusantara Indonesia ("Rajawali"), untuk meningkatkan kepemilikannya menjadi 100%.

Rincian aktiva bersih yang diakuisisi dan goodwill adalah sebagai berikut:

a. Significant acquisition

Significant acquisition in PT Gaya Motor

On 15 April 2003, the Company and PT Arya Loka Sentana, a subsidiary, signed a Sale and Purchase of Shares Agreement for the purchase of 1,500 shares of preferred stocks and 42,735 shares of common stock of PT Gaya Motor ("GM") owned by PT Rajawali Nusantara Indonesia ("Rajawali") to increase their investment to 100%.

Detail of net asset acquired and goodwill are as follow:

	2002	
Jumlah aktiva	164,543	*Total assets*
Jumlah kewajiban	48,370	*Total liabilities*
Nilai wajar aktiva bersih	116,173	*Fair value of net assets*
Nilai wajar aktiva bersih yang diperoleh	27,974	*Fair value of net assets aquired*
Goodwill	13,526	*Goodwill*
Harga perolehan	41,500	*Purchase consideration*

Goodwill diamortisasi selama 20 tahun

Goodwill is being amortized over 20 years

(Expressed in millions of Rupiah)

b. Pelepasan yang signifikan

b. Major disposals

Perusahaan induk/ *Holding Company*	Pelepasan/ *Disposal*	Tanggal/ *Date*	% kepemilikan sebelum pelepasan/ *% interest before disposal*	% kepemilikan setelah pelepasan/ *% interest after disposal*	Aktiva bersih yang dijual/ *Net assets sold* Rp miliar/ *Rp billion*	Harga jual/ *Consideration* Rp miliar/ *Rp billion*	Laba/(rugi) pelepasan/ *Profit/(loss) on disposal* Rp miliar/ *Rp billion*
Pelepasan tahun 2002/*2002 disposals*							
PT Astra International Tbk	PT Sumalindo Lestari Jaya Tbk	19/08/2002	74.56	-	23.79	13.98	(9.81)
PT Astra Otoparts Tbk	PT Adiwira Presisi Industri	28/08/2002	51.00	-	16.48	15.54	(0.94)
PT Astratel Nusantara	PT Pramindo Ikat Nusantara	17/09/2002	35.00	24.50	127.01	338.36	211.35

Pelepasan investasi pada PT Sumalindo Lestari Jaya Tbk

Berdasarkan Perjanjian Novasi tertanggal 5 Juli 2002, PT Sumber Graha Sejahtera ("SGS") telah setuju untuk membeli investasi Perseroan pada SLJ dan piutang yang terkait. Perjanjian ini merupakan penyempurnaan dari Perjanjian Pembelian dan Penjualan Bersyarat ("P3B") antara PT Nelly Jaya Pratama dan Perseroan yang ditandatangani pada tanggal 25 Juni 2002.

Pada tanggal 8 Agustus 2002, Perseroan menandatangani Perubahan dan Pernyataan Kembali P3B ("P5B") untuk penjualan kepemilikan Perseroan sebesar 74,56% di SLJ kepada SGS dan pengalihan piutang Perseroan di SLJ kepada PT Rifan Financindo Asset Management ("Rifan"). P5B tersebut juga memuat kondisi-kondisi tertentu yang harus dipenuhi oleh semua pihak terkait pada tanggal 19 Agustus 2002. Pada tanggal tersebut, Perseroan menandatangani Akta Pengalihan Saham dengan SGS untuk menjual semua saham miliknya di SLJ dengan harga Rp 13,98 miliar, dan menandatangani dokumen Pengalihan Piutang dengan Rifan untuk penjualan tagihan sejumlah US$ 10,45 juta berikut bunganya sejumlah US$ 1,53 juta dari SLJ dengan harga US$ 1 juta.

Lihat Catatan 31 untuk rincian operasi dalam penghentian.

Pelepasan investasi pada PT Pramindo Ikat Nusantara (perusahaan asosiasi dari PT Astratel Nusantara)

Pada tanggal 17 September 2002, PT Astratel Nusantara ("Astratel") telah mentransfer 30% dari 35% saham PT Pramindo Ikat Nusantara ("PIN") yang dimilikinya ke PT Persero Telekomunikasi Indonesia Tbk ("Telkom") sehingga kepemilikan Astratel pada PIN turun menjadi 24,5% (lihat

Disposal of investment in PT Sumalindo Lestari Jaya Tbk

Pursuant to a Novation Agreement dated 5 July 2002, PT Sumber Graha Sejahtera ("SGS") agreed to purchase the Company's investment in SLJ and associated receivable. This agreement followed the assignment of a Conditional Sale and Purchase Agreement between PT Nelly Jaya Pratama and the Company, signed on 25 June 2002.

On 8 August 2002, the Company signed an Amended and Restated Conditional Sale and Purchase Agreement ("ARCSPA") for the disposal of its 74.56% investment in SLJ to SGS and to assign an associated receivable in SLJ to PT Rifan Financindo Asset Management ("Rifan"). For the transaction to take place, certain conditions precedent contained in the ARCSPA fulfilled by the parties on 19 August 2002. On this date, the Company signed the Share Transfer Deed with SGS to finalise the disposal of its shares in SLJ for Rp 13.98 billion, and signed the Assignment of Receivables with Rifan to dispose of its receivables from SLJ of US$ 10.45 million, together with interest of US$ 1.53 million, for US$ 1 million.

Refer to Note 31 for details of the discontinuing operation.

Disposal of investment in PT Pramindo Ikat Nusantara (an associate of PT Astratel Nusantara)

On 17 September 2002, PT Astratel Nusantara ("Astratel") sold 30% of its 35% interest in PT Pramindo Ikat Nusantara ("PIN") to PT Persero Telekomunikasi Indonesia Tbk ("Telkom"), which resulted in a decrease in Astratel's ownership in PIN to 24.5% (refer to

(Expressed in millions of Rupiah)

c. Restrukturisasi usaha

PT Astra Daihatsu Motor

Pada tanggal 30 Agustus 2002, sebagai pelaksanaan atas kesepakatan para pemegang saham PT Astra Daihatsu Motor ("ADM"), Daihatsu Motor Corporation ("DMC") menyetorkan modal sejumlah kurang lebih Rp 427,5 miliar kepada ADM untuk meningkatkan kinerja produksi dan distribusi ADM. Dengan setoran modal tersebut, kepemilikan DMC atas saham ADM meningkat dari 40,00% menjadi 61,75% dan kepemilikan Perseroan atas saham ADM berkurang dari 50,00% menjadi 31,87%, kepemilikan Nichimen Corporation atas saham ADM juga berkurang dari 10,00% menjadi 6,38%.

Perseroan akan tetap berperan sebagai distributor mobil Daihatsu di Indonesia dan akan didukung kerja sama yang lebih kuat dengan DMC.

PT Astra Otoparts Tbk

Pada tanggal 13 Desember 2002 PT Astra Otoparts Tbk ("AOP"), anak perusahaan, dan Toyoda Gosei Co., Ltd., Jepang mendirikan PT Toyoda Gosei Safety Systems Indonesia ("TGSSI") yang akan memproduksi dan memasarkan produk roda kemudi. Akta pendirian TGSSI disahkan oleh Menteri Kehakiman dan Hak Asasi Manusia tanggal 16 Januari 2003. AOP mengambil bagian 3.000 saham TGSSI (20% dari modal disetor) sebesar US$ 300 ribu.

PT Toyota Motor Manufacturing Indonesia (dahulu PT Toyota-Astra Motor)

Pada tanggal 20 Februari 2003, Perseroan dan Toyota Motor Corporation ("TMC"), sebagai pemegang saham PT Toyota-Astra Motor ("TAM"), menandatangani Nota Kesepahaman untuk melakukan reorganisasi usaha menjadi dua perusahaan terpisah yang masing-masing bergerak dalam bidang manufaktur dan distribusi.

Pada tanggal 6 Juni 2003, nama perusahaan TAM secara resmi berubah menjadi PT Toyota Motor Manufacturing Indonesia ("TMMI"). Sementara nama PT Toyota-Astra Motor ("TAM Baru") disepakati untuk tetap dipakai sebagai nama untuk perusahaan distribusi, yang baru akan didirikan kemudian.

c. Business restructuring

PT Astra Daihatsu Motor

On 30 August 2002, Daihatsu Motor Corporation ("DMC") contributed capital of approximatelly Rp 427.5 billion to PT Astra Daihatsu Motor ("ADM") to improve ADM performance in production and distribution as part of an agreement between shareholders of ADM. As a result of the capital contribution, DMC's ownership in ADM incresed from 40.00% to 61.75% and the Company's ownership decreased from 50.00% to 31.87% Nichimen Corporation's ownership also decreased from 10.00% to 6.38%.

The Company will continue to play its role as the distributor of Daihatsu vehicles in Indonesia and will be supported by stronger collaboration with DMC.

PT Astra Otoparts Tbk

On 13 December 2002, PT Astra Otoparts Tbk ("AOP"), a subsidiary, and Toyoda Gosei Co., Ltd., Japan, established PT Toyoda Gosei Safety Systems Indonesia ("TGSSI") which will manufacture and market automotive steering wheels. The deed of establishment was approved by the Minister of Justice and Human Rights on 16 January 2003. AOP subscribed and paid-up 3,000 TGSSI's shares (20% ownership interest) for US$ 300 thousand.

PT Toyota Motor Manufacturing Indonesia (formerly PT Toyota-Astra Motor)

On 20 February 2003, the Company and Toyota Motor Corporation ("TMC"), as the shareholders of PT Toyota-Astra Motor ("TAM"), entered into a Memorandum of Understanding in respect of TAM reorganisation split manufacturing and distribution activities through separate entities.

On 6 June 2003, TAM's name legally changed to PT Toyota Motor Manufacturing Indonesia ("TMMI"). While the name of PT Toyota-Astra Motor ("New TAM") was agreed to be used by the distribution entity which will be established later.

(Expressed in millions of Rupiah)

4. KAS & SETARA KAS DAN KAS & DEPOSITO BERJANGKA YANG DIBATASI PENGGUNAANNYA

4. CASH & CASH EQUIVALENTS AND RESTRICTED CASH & TIME DEPOSITS

	2003	2002	
Kas	37,071	40,126	*Cash on hand*
Bank	1,602,828	1,474,437	*Cash in bank*
Deposito berjangka dan *call deposits*	5,181,946	2,932,055	*Time and call deposits*
Sertifikat Bank Indonesia	65,400	183,379	*Certificates of Bank Indonesia*
	6,887,245	4,629,997	
Dikurangi:			*Less:*
Kas dan deposito yang dibatasi penggunaannya	(1,388,668)	(251,380)	*Restricted cash and time deposits*
	5,498,577	4,378,617	

a. Bank — ***a. Cash in bank***

	2003	2002	
Pihak ketiga:			*Third Parties:*
Rupiah:			*Rupiah:*
PT Bank Permata Tbk	745,480	542,294	*PT Bank Permata Tbk*
PT Bank Danamon Indonesia Tbk	183,398	31,480	*PT Bank Danamon Indonesia Tbk*
PT Bank Central Asia Tbk	92,099	52,163	*PT Bank Central Asia Tbk*
PT Bank Negara Indonesia (Persero) Tbk	78,053	130,996	*PT Bank Negara Indonesia (Persero) Tbk*
ABN-AMRO Bank, N.V.	39,827	112,396	*ABN-AMRO Bank, N.V.*
Lain-lain (masing-masing di bawah Rp 50 miliar)	198,928	99,354	*Others (below Rp 50 billion each)*
	1,337,785	968,683	
Mata uang asing:			*Foreign currencies:*
PT Bank Permata Tbk	54,883	59,802	*PT Bank Permata Tbk*
PT Bank Danamon Indonesia Tbk	35,852	98,905	*PT Bank Danamon Indonesia Tbk.*
Citibank, N.A.	18,174	79,644	*Citibank, N.A.*
Lain-lain (masing-masing di bawah Rp 50 miliar)	156,134	267,403	*Others (below Rp 50 billion each)*
	265,043	505,754	
	1,602,828	1,474,437	

b. Deposito berjangka dan *call deposit* — ***b. Time and call deposits***

	2003	2002	
Pihak ketiga:			*Third parties:*
Rupiah:			*Rupiah:*
PT Bank Permata Tbk	772,494	431,245	*PT Bank Permata Tbk*
Standard Chartered Bank	410,253	218,500	*Standard Chartered Bank*
ABN-AMRO Bank, N.V.	274,137	84,734	*ABN-AMRO Bank, N.V.*

(Expressed in millions of Rupiah)

	2003	2002	
PT Bank Rakyat Indonesia (Persero)	157,334	9,816	*PT Bank Rakyat Indonesia (Persero)*
PT Sanwa Indonesia Bank	131,800	2,000	*PT Sanwa Indonesia Bank*
PT Bank Danamon Indonesia Tbk	85,557	30,837	*PT Bank Danamon Indonesia Tbk*
PT Bank Niaga Tbk	76,000	15,000	*PT Bank Niaga Tbk*
PT Bank Tabungan Negara (Persero)	68,105	88,970	*PT Bank Tabungan Negara (Persero)*
PT Bank Bukopin	63,242	33,100	*PT Bank Bukopin*
PT Bank International Indonesia Tbk	56,755	17,623	*PT Bank International Indonesia Tbk*
Lain-lain (masing-masing di bawah Rp 50 miliar)	254,006	161,852	*Others (below Rp 50 billion each)*
	2,597,942	1,241,424	
Mata uang asing:			*Foreign currencies:*
ABN-AMRO Bank, N.V.	1,426,950	179,075	*ABN-AMRO Bank, N.V.*
PT Bank Permata Tbk	194,590	214,177	*PT Bank Permata Tbk*
PT Bank Niaga Tbk	189,229	-	*PT Bank Niaga* Tbk
PT Bank Mandiri (Persero)	164,313	241,037	*PT Bank Mandiri (Persero)*
PT Bank Danamon Indonesia Tbk	156,772	408,937	*PT Bank Danamon Indonesia Tbk.*
PT Bank Daiwa Perdania	128,997	150	*PT Bank Daiwa Perdania*
PT Bank Negara Indonesia (Persero) Tbk	89,358	13,986	*PT Bank Negara Indonesia (Persero)* Tbk.
PT Sanwa Indonesia Bank	71,665	119,164	*PT Sanwa Indonesia Bank*
PT Bank International Indonesia Tbk	12,058	105,808	*PT Bank International Indonesia* Tbk.
Citibank N.A.	3,935	75,078	*Citibank N.A.*
PT Mitsui Swadharma	-	130,950	*PT Mitsui Swadharma*
JP Morgan Chase Bank	-	68,720	*JP Morgan Chase Bank.*
Lain-lain (masing-masing di bawah Rp 50 miliar)	146,137	133,549	*Others (below Rp 50 billion each)*
	2,584,004	1,690,631	
	5,181,946	2,932,055	

c. Kas dan deposito berjangka yang dibatasi penggunaannya

Kas dan deposito berjangka yang dibatasi penggunaannya merupakan kas dan deposito yang berasal dari:

- *Charged accounts* sebagai bagian dari mekanisme pengendalian dan pengawasan kas sehubungan dengan perjanjian restrukturisasi pinjaman Perseroan dan anak perusahaan tertentu untuk pembayaran pinjaman dan bunga;
- *Supplementary bank accounts* yang dibentuk sehubungan dengan perjanjian restrukturisasi hutang Perseroan tahun 2002, dipergunakan untuk menampung dana hasil penerbitan saham baru serta proporsi dana hasil penjualan aktiva Perseroan; dan
- *Margin deposits* untuk fasilitas *letter of credit* yang diperoleh anak perusahaan tertentu.

Lihat Catatan 13 dan 16a.

c. Restricted cash and time deposits

Restricted cash and time deposits represent cash and time deposits from:

- *Charged accounts as part of the cash monitoring and control mechanism in respect of debt restructuring agreements of the Company and certain subsidiaries for loan and interest payments;*
- *Supplementary bank accounts, was established in connection with the 2002 debt restructuring of the Company, which only be funded from the net proceeds of any equity issue and the net proceeds of assets sales; and*
- *Margin deposits for letter of credit facilities obtained by certain subsidiaries.*

Refer to Notes 13 and 16a.

(Expressed in millions of Rupiah)

Suku bunga tahunan atas deposito berjangka dan *call deposit* termasuk Sertifikat Bank Indonesia adalah:

Time and call deposits, including the Certificates of Bank Indonesia, attracted annual interest at the following rates:

	2003	2002	
Rupiah	5.00% - 18.54%	12.00% - 20.50%	*Rupiah*
Mata uang asing	0.09% - 3.84%	0.05% - 15.25%	*Foreign currencies*

Pada tanggal 30 Juni 2003, kas dan setara kas Perseroan dan anak perusahaan telah diasuransikan terhadap risiko kehilangan dalam perjalanan dengan nilai pertanggungan sejumlah Rp 459,16 miliar dan US$ 0,63 juta, yang mana menurut pendapat manajemen cukup untuk menutup kemungkinan kerugian.

As at 30 June 2003, cash and cash equivalents of the Company and subsidiaries are covered by insurance against losses during transit for Rp 459.16 billion and US$ 0.63 million, which management believes is adequate to cover possible losses.

Rincian kas dan setara kas dalam mata uang asing adalah sebagai berikut:

Details of cash and cash equivalents in foreign currencies are as follows:

	2003		2002		
	Mata uang asli/ *Original currency*	Ekuivalen Rp/ *Rp equivalent*	Mata uang asli/ *Original currency*	Ekuivalen Rp/ *Rp equivalent*	
JPY	615,661,994	42,559	1,737,580,539	126,996	*JPY*
US$	334,521,253	2,771,508	235,210,027	2,053,384	*US$*
EUR	3,617,570	34,280	1,365,334	11,781	*EUR*
GBP	3,707	51	27,187	363	*GBP*
Lain-lain *	267,855	2,219	601,107	5,248	*Others* *
Jumlah		2,850,617		2,197,772	*Total*

* Kas dalam mata uang asing lainnya disajikan dalam jumlah yang setara dengan US Dolar dengan menggunakan kurs pada tanggal neraca.

* *Cash denominated in other foreign currencies are presented as US$ equivalents using the exchange rate prevailing at balance sheet date.*

Rincian kas dan setara kas dalam mata uang asing tersebut di atas termasuk kas dalam mata uang asing sejumlah Rp 1,57 miliar (2002: 1,39 miliar).

Detail of cash and cash equivalents in foreign currencies above include cash on hand balance amounting to Rp 1.57 billion (2002:1.39 billion).

5. INVESTASI JANGKA PENDEK / *5. SHORT TERM INVESTMENT*

	2003	2002	
Deposito berjangka	8,279	47,162	*Time deposit*
Sertifikat deposito	-	39,513	*Negotiable Certificate of deposit*
Efek :			*Securities :*
Dimiliki hingga jatuh tempo	179,521	155,176	*Held to maturity*
Tersedia untuk dijual	66,610	1,802	*Available for sale*
Diperdagangkan	282,530	102,405	*Trading*
	536,940	346,058	

a. Deposito berjangka / *a. Time deposit*

	2003	2002	
Pihak ketiga:			*Third Parties:*
Rupiah:			*Rupiah:*
ABN-AMRO Bank, N.V.	1,550	4,650	*ABN-AMRO Bank, N.V.*
PT Bank Tabungan Negara (Persero)	1,007	1,031	*PT Bank Tabungan Negara (Persero)*

(Expressed in millions of Rupiah)

	2003	2002	
PT Bank Permata Tbk	250	15,200	*PT Bank Permata Tbk*
Lain-lain (masing-masing dibawah Rp 1 miliar)	-	1,468	*Others (below Rp 1 million each)*
	3,117	24,503	
Mata uang asing:			*Foreign currencies:*
PT Bank Mandiri (Persero)	3,919	12,386	*PT Bank Mandiri (Persero)*
PT Bank Negara Indonesia (Persero) Tbk	1,243	1,310	*PT Bank Negara Indonesia (Persero) Tbk*
PT Bank Permata Tbk	-	5,936	*PT Bank Permata Tbk*
PT Bank Danamon Indonesia Tbk	-	1,577	*PT Bank Danamon Indonesia Tbk.*
Lain-lain (masing-masing dibawah Rp 1 miliar)	-	1,450	*Others (below Rp 1 million each)*
	5,162	22,659	
	8,279	47,162	

b. Sertifikat deposito / ***b. Negotiable certificate of deposit***

	2003	2002	
Pihak ketiga:			*Third Parties:*
Rupiah:			*Rupiah:*
PT Bank Negara Indonesia (Persero) Tbk	-	39,513	*PT Bank Negara Indonesia (Persero) Tbk*
	-	39,513	

c. Efek / ***c. Securities***

	2003	2002	
Dimiliki hingga jatuh tempo:			*Held to maturity:*
Wesel tagih			*Notes receivables*
Pihak yang mempunyai hubungan istimewa:			*Related parties:*
Mata uang asing:			*Foreign currencies:*
PT Mesin Isuzu Indonesia	16,570	-	*PT Mesin Isuzu Indonesia*
Rupiah:			*Rupiah:*
PT Mesin Isuzu Indonesia	16,000	16,000	*PT Mesin Isuzu Indonesia*
PT Pinafal Nusantara	-	310	*PT Pinafal Nusantara*
	32,570	16,310	
Pihak ketiga			*Third parties:*
Mata uang asing			*Foreign currencies:*
PT Mobile Selular Indonesia	1,262	-	*PT Mobile Selular Indonesia*
Eastco Finance Limited	-	73,551	*Eastco Finance Limited*
Telstar Limited	-	48,015	*Telstar Limited*
Rupiah			*Rupiah:*
PT Mobile Selular Indonesia	2,300	-	*PT Mobile Selular Indonesia*
	3,562	121,566	

(Expressed in millions of Rupiah)

	2003	2002	
Investment in participation	139,889	-	*Investment in participation*
Reksadana	3,500	-	*Mutual fund*
Obligasi	-	17,300	*Bonds*
Jumlah efek dimiliki hingga jatuh tempo	179,521	155,176	*Total held to maturity securities*
Tersedia untuk dijual, setelah penyesuaian nilai wajar:			*Available for sale, net of provision for decline in fair value:*
Reksadana	66,610	-	*Mutual fund*
Diperdagangkan setelah penyesuaian nilai wajar:			*Trading, net of provision for decline in fair value:*
Saham	110,417	8,124	*Share*
Obligasi	83,056	63,984	*Bonds*
Reksadana	89,057	30,297	*Mutual fund*
Jumlah efek diperdagangkan	282,530	102,405	*Total trading securities*

6. PIUTANG USAHA / *6. TRADE RECEIVABLES*

	2003	2002	
Pihak yang mempunyai hubungan istimewa (lihat Catatan 26e)	250,723	212,914	*Related parties: (refer to Note 26e)*
Dikurangi:			*Less:*
Penyisihan piutang ragu-ragu	(29,464)	(6,636)	*Provision for doubtful accounts*
	221,259	206,278	

Umur piutang usaha yang mempunyai hubungan istimewa, adalah sebagai berikut:

The ageing of trade receivables related parties is as follows:

	2003	2002	
Belum jatuh tempo	202,561	187,454	*Current*
Lewat jatuh tempo:			*Overdue:*
1 - 30 hari	38,521	14,441	*1- 30 days*
31 - 60 hari	969	3,412	*31 - 60 days*
61 - 90 hari	500	304	*61 - 90 days*
lebih dari 90 hari	8,172	7,303	*over 90 days*
	250,723	212,914	
Dikurangi:			*Less:*
Penyisihan piutang ragu-ragu	(29,464)	(6,636)	*Provision for doubtful accounts*
	221,259	206,278	

Mutasi penyisihan piutang ragu-ragu yang mempunyai hubungan istimewa adalah sebagai berikut:

The movement of the provision for doubtful accounts for related parties is as follows:

	2003	2002	
Saldo awal	9,880	7,068	*Beginning balance*
Tambahan/(pengurangan) penyisihan	19,584	(432)	*Increase/(decrease) in provision*

(Expressed in millions of Rupiah)

	2003	2002	
Pihak ketiga:			*Third parties:*
Rupiah	1,744,302	1,581,586	*Rupiah*
Mata uang asing	144,506	175,211	*Foreign currencies*
	1,888,808	1,756,797	
Dikurangi:			*Less:*
Penyisihan piutang ragu-ragu	(18,705)	(30,707)	*Provision for doubtful accounts*
	1,870,103	1,726,090	

Umur piutang usaha pihak ketiga, adalah sebagai berikut:

The ageing of trade receivables third parties is as follows:

	2003	2002	
Belum jatuh tempo	1,263,976	1,276,162	*Current*
Lewat jatuh tempo:			*Overdue:*
1 - 30 hari	348,279	319,111	*1 - 30 days*
31 - 60 hari	156,104	60,836	*31 - 60 days*
61 - 90 hari	49,096	40,168	*61 - 90 days*
lebih dari 90 hari	71,353	60,520	*over 90 days*
	1,888,808	1,756,797	
Dikurangi:			*Less:*
Penyisihan piutang ragu-ragu	(18,705)	(30,707)	*Provision for doubtful accounts*
	1,870,103	1,726,090	

Mutasi penyisihan piutang ragu-ragu pihak ketiga adalah sebagai berikut:

The movement of the provision for doubtful accounts third parties is as follows:

	2003	2002	
Saldo awal	34,900	37,036	*Beginning balance*
Pengurangan penyisihan	(15,600)	(4,398)	*Decrease in provision*
Penghapusan piutang	(595)	(1,931)	*Write off*
Saldo akhir	18,705	30,707	*Ending balance*

Manajemen berkeyakinan bahwa penyisihan piutang ragu-ragu tersebut cukup untuk menutup kerugian dari tidak tertagihnya piutang usaha di kemudian hari.

Management believes that the provision for doubtful accounts is adequate to cover possible losses on non-collection of receivables.

Pada tanggal 30 Juni 2003, piutang usaha sejumlah Rp 240,37 miliar digunakan sebagai jaminan untuk pinjaman tertentu (lihat Catatan 13 dan 16d).

As at 30 June 2003, trade receivables amounting to Rp 240.37 billion are used as collateral for certain loans (refer to Notes 13 and 16d).

(Expressed in millions of Rupiah)

Rincian piutang usaha dalam mata uang asing adalah sebagai berikut:

Details of trade receivables in foreign currency are as follows:

	2003		2002		
	Mata uang asli/ *Original currency*	Ekuivalen Rp/ *Rp equivalent*	Mata uang asli/ *Original currency*	Ekuivalen Rp/ *Rp equivalent*	
JPY	88,652,877	6,128	214,795,775	15,699	*JPY*
US$	38,479,316	318,801	33,918,852	296,111	*US$*
GBP	-	-	361,203	4,819	*GBP*
Lain-lain *	138,047	1,145	222,471	1,942	*Others* *
Jumlah		326,074		318,571	*Total*

* Piutang usaha dalam mata uang asing lainnya disajikan dalam jumlah yang setara dengan US Dolar dengan menggunakan kurs pada tanggal neraca.

* *Account receivables denominated in other foreign currencies are presented as US$ equivalents using the exchange rate prevailing at balance sheet date.*

Rincian piutang berdasarkan segmen adalah sebagai berikut:

Details of trade receivables by segment are as follows:

	2003	2002	
Otomotif	1,529,100	1,337,079	*Automotive*
Non otomotif	562,262	595,289	*Non-automotive*
	2,091,362	1,932,368	

7. PERSEDIAAN / 7. *INVENTORIES*

	2003	2002	
Barang jadi termasuk CBU	1,206,929	1,327,443	*Finished goods including CBU units*
Barang dalam proses	237,656	198,741	*Work in process*
Bahan baku dan unit CKD	370,825	366,241	*Raw materials and CKD units*
Suku cadang	293,807	356,079	*Spare parts*
Kayu bulat	-	48,316	*Logs*
Barang dalam perjalanan	144,977	76,143	*Goods in transit*
Lain-lain	261,191	518,502	*Others*
	2,515,385	2,891,465	
Dikurangi:			*Less:*
Penyisihan persediaan usang dan tidak lancar	(44,630)	(51,174)	*Provision for obsolete and slow moving inventory*
	2,470,755	2,840,291	

Pada tanggal 30 Juni 2003, persediaan sejumlah Rp 272,23 miliar digunakan sebagai jaminan untuk pinjaman tertentu (lihat Catatan 13 dan 16d).

As at 30 June 2003, inventories amounting to Rp 272.23 billion are used as collateral for certain loans (refer to Notes 13 and 16d).

(Expressed in millions of Rupiah)

Pada tanggal 30 Juni 2003, persediaan Perseroan dan anak perusahaan telah diasuransikan terhadap risiko kerugian dari kebakaran dan risiko lainnya dengan nilai pertanggungan sejumlah Rp 2,61 triliun, US$ 102,98 juta dan JPY 7,60 miliar, yang mana menurut pendapat manajemen cukup untuk menutup kemungkinan kerugian.

As at 30 June 2003, inventories of the Company and subsidiaries are covered by insurance against losses by fire and other risks for Rp 2.61 trillion, US$ 102.98 million and JPY 7.60 billion, which management believes is adequate to cover possible losses.

Mutasi penyisihan persediaan usang dan tidak lancar adalah sebagai berikut:

The movement of the provision for obsolete and slow moving inventory is as follows:

	2003	2002	
Saldo awal	46,444	49,949	*Beginning balance*
Tambahan penyisihan	504	2,374	*Increase in provision*
Penghapusan	(2,318)	(1,149)	*Write off*
Saldo akhir	44,630	51,174	*Ending balance*

8. PIUTANG DAN HUTANG DERIVATIF

8. *DERIVATIVE RECEIVABLES AND PAYABLES*

Rincian/*Details*	2003 Jumlah Nosional/ *Aggregate Notional amount*		Piutang derivatif/ *Derivative receivables*	Hutang derivatif*/ *Derivative payables* *
Kontrak dalam US$/*Contracts in US$*	US$	97,787,756	196,059	40,693
Kontrak dalam JPY/*Contracts in JPY*	JPY	597,665,000	94	195
			196,153	40,888
Jangka pendek/*Current*			(195,691)	(36,086)
Jangka panjang/*Non-current*			462	4,802

Rincian/*Details*	2002 Jumlah Nosional/ *Aggregate Notional amount*		Piutang derivatif/ *Derivative receivables*	Hutang derivatif*/ *Derivative Payables* *
Kontrak dalam US$/*Contracts in US$*	US$	114,379,624	274,629	45,762
Kontrak dalam EUR/*Contracts in EUR*	EUR	900,000	12	-
			274,641	45,762
Jangka pendek/*Current*			(101,195)	(34,959)
Jangka panjang/*Non-current*			173,446	10,803

* Hutang derivatif disajikan sebagai bagian hutang lain-lain/*Derivative payables are presented under other payables.*

Pihak lawan dalam kontrak tersebut diatas meliputi Credit Suisse First Boston International, Sumitomo Bank, Hongkong Shanghai Banking Corp., Mizuho Corporate Bank, UBS Singapore, Citibank N.A, Standard Chartered Bank, dan JP Morgan Chase.

Counterparties for the above contracts include Credit Suisse First Boston International, Sumitomo Bank, Hongkong Shanghai Banking Corp., Mizuho Corporate Bank, UBS Singapore, Citibank N.A, Standard Chartered Bank, and JP Morgan Chase.

Perseroan dan anak perusahaan tertentu melakukan transaksi derivatif untuk periode yang berakhir pada tanggal 30 Juni 2003 dan 2002, dengan tujuan untuk lindung nilai akan tetapi karena dokumentasi yang ada tidak memenuhi kriteria sebagaimana diatur dalam PSAK 55 maka perubahan nilai wajar dari semua instrumen derivatif telah diakui dalam laporan laba rugi konsolidasian.

The Company and certain subsidiaries entered into derivative transactions during the six months ended 30 June 2003 and 2002, for the purpose of hedging. However, the existing documentation does not fulfil the criteria contained in PSAK 55 to qualify as hedges. Therefore, changes in the fair value of the derivative financial instruments are recognised in the consolidated statements of income.

(Expressed in millions of Rupiah)

9. PERPAJAKAN / *9. TAXATION*

a. Pajak dibayar dimuka / *a. Prepaid taxes*

	2003	2002	
Perseroan			***The Company***
Pajak Penghasilan Badan:			*Corporate Income Tax:*
2003	54,872	-	*2003*
2002	680	10,588	*2002*
2001	-	28,709	*2001*
Pajak Penjualan Barang Mewah	31,412	16,568	*Luxury Sales Tax*
	86,964	55,865	
Anak perusahaan			***Subsidiaries***
Pajak Penghasilan Badan	142,201	119,353	*Corporate Income Tax*
Pajak Pertambahan Nilai	53,589	72,330	*Value Added Tax*
	195,790	191,683	
	282,754	247,548	

b. Hutang pajak / *b. Taxes payable*

	2003	2002	
Perseroan			***The Company***
Pajak penghasilan:			*Income taxes:*
Pasal 21	4,050	3,291	*Article 21*
Pasal 23	6,858	4,565	*Article 23*
Pasal 26	6,117	7,355	*Article 26*
Pajak Penjualan Barang Mewah	394	188	*Luxury Sales Tax*
Pajak Pertambahan Nilai	435	14,109	*Value Added Tax*
	17,854	29,508	
Anak perusahaan			***Subsidiaries***
Pajak penghasilan:			*Income taxes:*
Pasal 21	8,992	11,912	*Article 21*
Pasal 22	4,618	578	*Article 22*
Pasal 23	11,279	11,804	*Article 23*
Pasal 25	18,826	13,227	*Article 25*
Pasal 26	5,588	13,529	*Article 26*
Pasal 29	178,860	135,216	*Article 29*
Pajak Penjualan Barang Mewah	178,692	185,089	*Luxury Sales Tax*
Pajak Pertambahan Nilai	55,514	86,167	*Value Added Tax*
Pajak Bumi dan Bangunan	5,283	4,743	*Land and Buildings Tax*
	467,652	462,265	
	485,506	491,773	

(Expressed in millions of Rupiah)

c. **(Beban)/manfaat pajak penghasilan** — c. ***Income tax (expense)/benefit***

	2003	2002	
Operasi yang dilanjutkan			***Continuing operations***
Perseroan:			***The Company:***
Kini	-	-	*Current*
Tangguhan	(198,579)	(546,078)	*Deferred*
	(198,579)	(546,078)	
Anak Perusahaan:			***Subsidiaries:***
Kini	(477,369)	(341,708)	*Current*
Tangguhan	(42,031)	(63,657)	*Deferred*
	(519,400)	(405,365)	
Konsolidasian:			***Consolidated:***
Kini	(477,369)	(341,708)	*Current*
Tangguhan	(240,610)	(609,735)	*Deferred*
	(717,979)	(951,443)	
Operasi dalam penghentian			***Discontinuing operation***
Perseroan:			***The Company:***
Kini	-	-	*Current*
Tangguhan	-	17,639	*Deferred*
	-	17,639	
Anak Perusahaan:			***Subsidiaries:***
Kini	-	-	*Current*
Tangguhan	-	(24,602)	*Deferred*
	-	(24,602)	
Konsolidasian:			***Consolidated:***
Kini	-	-	*Current*
Tangguhan	-	(6,963)	*Deferred*
	-	(6,963)	
Jumlah dari aktivitas normal:			***Total from normal activities:***
Jumlah beban pajak penghasilan	(717,979)	(958,406)	***Total income tax expense***
Dikurangi:			***Less:***
Beban pajak penghasilan - anak perusahaan	(519,400)	(429,967)	**Income tax expense - subsidiaries**
Beban pajak Penghasilan - Perseroan	(198,579)	(528,439)	**Income tax expense - *- the Company***

Rekonsiliasi antara beban pajak penghasilan dengan hasil perkalian laba sebelum pajak penghasilan dan tarif pajak yang berlaku adalah sebagai berikut:

The reconciliation between income tax expense and the theoriticcal tax amount on profit before income tax is as follows:

(Expressed in millions of Rupiah)

	2003	2002	
Laba konsolidasian sebelum pajak penghasilan			*Consolidated profit before income tax*
- operasi yang dilanjutkan	2,926,078	3,413,254	*continuing operations -*
- operasi dalam penghentian	-	23,626	*discontinuing operation -*
Ditambahkan kembali dengan eliminasi konsolidasi	934,948	871,296	*Add back consolidation eliminations*
Laba konsolidasian sebelum pajak penghasilan dan sebelum eliminasi	3,861,026	4,308,176	*Consolidated profit before tax and before eliminations*
Ditambah/(dikurangi)kembali:			*Add/(deduct):*
Laba sebelum pajak penghasilan anak perusahaan			*Profit before income tax of subsidiaries*
- operasi yang dilanjutkan	(1,864,353)	(1,493,413)	*continuing operations -*
- operasi dalam penghentian	-	(82,421)	*discontinuing operation -*
Pendapatan bunga *intercompany* dari operasi dalam penghentian	-	3,180	*Intercompany interest from discontinuing operation*
Pembatalan kerugian melebihi nilai investasi pada anak perusahaan	-	(14,330)	*Reversal of losses in excess of investments in subsidiaries*
Jumlah laba sebelum pajak penghasilan Perseroan	1,996,673	2,721,192	*Total profit before income tax attributable to the Company*
Pajak dihitung pada tarif pajak 30%	(599,002)	(816,358)	*Tax calculated at the rate of 30%*
Penghasilan tidak kena pajak	495,487	438,507	*Income not subject to tax*
Penghasilan kena pajak final	11,418	(18,923)	*Income subject to final tax*
Beban yang tidak dapat dikurangkan	(22,689)	(5,888)	*Non-deductible expenses Income*
Penyesuaian pajak karena pembetulan SPT tahun 2002	(74,820)	68,255	*Tax adjustment from amendment of 2002 tax return*
Aktiva pajak tangguhan yang Tidak dapat digunakan	-	(194,032)	*Deferred tax assets that cannot be utililsed*
Penyesuaian akumulasi kerugian pajak hasil pemeriksaan pajak	(8,973)	-	*Adjustment to accumulated tax losses from tax assesment*
Beban pajak penghasilan dari pendapatan luar biasa Perseroan	(717)	-	*Tax expense from extraordinary income of the Company*
Jumlah beban pajak penghasilan Perseroan	(199,296)	(528,439)	*Total income tax expense of the Company*
Jumlah beban pajak penghasilan anak perusahaan	(519,400)	(436,708)	*Total income tax expense of subsidiaries*
Jumlah beban pajak konsolidasian	(718,696)	(965,147)	*Total consolidated income tax expense*

(Expressed in millions of Rupiah)

	2003	2002	
Jumlah beban pajak penghasilan - Perseroan dari aktivitas normal	(199,296)	(528,439)	*Total income tax expense of the Company from normal activity*
Dikurangi:			*Less:*
Beban pajak penghasilan dari pendapatan luar biasa Perseroan	(717)	-	*Income tax expense from extraordinary income of the Company*
Beban pajak penghasilan Perseroan dari aktivitas normal	(198,579)	(528,439)	*Income tax expense of the Company from normal activity*
Jumlah beban pajak penghasilan anak perusahaan dari aktivitas normal	(519,400)	(436,708)	*Total income tax expense of subsidiaries from normal activity*
Dikurangi:			*Less:*
Beban pajak penghasilan anak perusahaan dari aktivitas normal - operasi dalam penghentian	-	6,741	*Income tax benefit of the subsidiaries from normal activity - discontinuing operation*
Jumlah beban pajak penghasilan anak perusahaan dari aktivitas normal – operasi yang dilanjutkan	(519,400)	(429,967)	*Total income tax expense of subsidiaries from normal activity - continuing operation*

Rekonsilisi antara laba sebelum pajak dan laba luar biasa menurut laporan laba rugi konsolidasian dengan laba pajak perseroan untuk periode yang berakhir pada tanggal-tanggal 30 Juni 2003 dan 2002 adalah sebagai berikut :

The reconciliation between profit before income tax and extraordinary income as shown in the consolidated statements of income, and the company's tax income for the periods ended 30 June 2003 and 2002 is as follows :

	2003	2002	
Laba sebelum penyisihan pajak Perseroan	1,996,673	2,721,192	*Profit before provision for tax benefit attributable to the Company*
Koreksi positif:			***Positive corrections:***
Pemberian kenikmatan kepada karyawan	17,124	-	*Employees' benefits*
Sumbangan dan biaya representasi	5,324	62,763	*Donations and representation*
Rugi atas penjualan saham yang diperdagangkan yang telah dikenakan pajak final	-	102,515	*Loss on sale of marketable securities already subjected to final tax*
Penyisihan kerugian	-	126,458	*Provision for loss*
Lain-lain (masing-masing di bawah Rp 10 miliar)	50,517	8,444	*Others (below Rp 10 billion each)*
	72,965	300,180	
Koreksi negatif:			***Negative corrections:***
Bagian laba bersih perusahaan asosiasi dan anak perusahaan, setelah amortisasi *goodwill*	(1,651,624)	(1,461,689)	*Equity in net income of associates and subsidiaries, net of goodwill amortisation*
Penghasilan bunga yang dikenakan pajak final	(36,899)	(38,235)	*Interest income subject to final tax*
Penyisihan kewajiban estimasian dan kewajiban lain-lain	(23,455)	(191,937)	*Provision for estimated and other liabilities*

(Expressed in millions of Rupiah)

	2003	2002	
Insentif pelanggan	(16,809)	-	*Customers' incentives*
Lain-lain (masing-masing di bawah Rp 10 miliar)	(4,016)	(63,566)	*Others (below Rp 10 billion each)*
	(1,732,803)	(1,755,427)	
Penghasilan kena pajak Perseroan periode berjalan	336,835	1,265,945	*Taxable income of the Company, current period*
Akumulasi kerugian pajak tahun sebelumnya	(2,326,582)	(3,117,619)	*Accumulated tax losses from previous years*
Penyesuaian akumulasi kerugian pajak tahun sebelumnya	263,137	(227,516)	*Adjustment to accumulated tax losses previous years*
Pendapatan luar biasa atas laba pembelian kembali hutang Perseroan	2,390	-	*Extraordinary income from gain of buyback debt - Company*
Akumulasi kerugian pajak - Perseroan	(1,724,220)	(2,079,190)	*Accumulated tax losses - Company*

Beban pajak penghasilan kini terdiri dari: *Current income tax expense consists of:*

	2003	2002	
Perseroan	-	-	*The Company*
Anak perusahaan – operasi yang dilanjutkan:			*Subsidiaries – continuing operations:*
Jumlah beban pajak penghasilan kini	(477,369)	(341,708)	*Total current income tax expense*

Taksiran hutang pajak penghasilan konsolidasi sebagai berikut: *Estimated income tax payable consists of:*

	2003	2002	
Perseroan	-	-	*The Company*
Anak perusahaan – operasi yang dilanjutkan:			*Subsidiaries – continuing operations:*
Jumlah beban pajak penghasilan kini	477,369	341,708	*Total current income tax expense*
Pembayaran pajak di muka	(298,509)	(206,492)	*Prepayment of income taxes*
	178,860	135,216	

Jumlah penghasilan kena pajak untuk enam bulan yang berakhir pada 30 Juni 2003 dan 2002 berdasarkan perhitungan sementara, karena Perseroan tidak diharuskan menyampaikan Surat Pemberitahuan Tahunan untuk periode-periode yang bersangkutan.

The amount of taxable income for the six months ended 30 June 2003 and 2002 are based on a preliminary calculation, as the Company is not required to submit a tax return for the respective periods.

(Expressed in millions of Rupiah)

d. Aktiva dan kewajiban pajak tangguhan

d. Deferred tax assets and liabilities

	31/12/2002	Dibebankan ke laporan laba rugi/ *Charged to statement of income*	Lain-lain/ *Others*	30/06/2003	
Aktiva pajak tangguhan					***Deferred tax assets***
Perseroan:					***The Company:***
Akumulasi kerugian fiskal	697,975	(180,709)	-	517,266	*Accumulated tax losses*
Penyertaan	37,919	-	-	37,919	*Investments*
Penghasilan tangguhan	126,000	(10,500)	-	115,500	*Deferred income*
Biaya masih harus dibayar	57,623	(5,244)	-	52,379	*Accrued expenses*
Penyisihan atas piutang ragu-ragu	25,391	33	-	25,424	*Provision for doubtful accounts*
Penyisihan penurunan nilai atas investasi jangka pendek	1,026	(120)	-	906	*Provision for decline in the value of short term investments*
Penyisihan atas persediaan usang dan tidak lancar	2,295	(464)	-	1,831	*Provision for slow moving and obsolete inventory*
Biaya tangguhan	194	(193)	-	1	*Deferred charges*
Perbedaan antara nilai buku bersih aktiva tetap komersial dan fiskal	(38,766)	(4,224)	-	(42,990)	*Difference between commercial and tax fixed assets' net book value*
Kewajiban diestimasi untuk uang jasa karyawan	13,362	2,125	-	15,487	*Provision for employee entitlements*
	923,019	(199,296)	-	723,723	
Aktiva pajak tangguhan anak perusahaan, bersih	376,662	(17,895)	(2,671)	356,096	***Deferred tax assets of subsidiaries, net***
	1,299,681	(217,191)	(2,671)	1,079,819	
Kewajiban pajak tangguhan anak perusahaan, bersih	(181,049)	(24,136)	-	(205,185)	***Deferred tax liabilities of subsidiaries, net***

	31/12/2001	Dibebankan ke laporan laba rugi/ *Charged to statement of income*	Lain-lain *Others*	30/06/2002	
Aktiva pajak tangguhan					***Deferred tax assets***
Perseroan:					***The Company:***
Akumulasi kerugian fiskal	935,286	(311,529)	-	623,757	*Accumulated tax losses*
Penyertaan	368,755	(194,151)	-	174,604	*Investments*
Penghasilan tangguhan	147,000	(10,500)	-	136,500	*Deferred income*
Penyisihan penurunan nilai	-	17,639	-	17,639	*Provision for impairment*
Biaya masih harus dibayar	74,908	(9,690)	-	65,218	*Accrued expenses*
Hutang lain-lain	12,480	(12,480)	-	-	*Other payables*
Penyisihan atas piutang	28,712	799	-	29,511	*Provision for doubtful accounts*
Penyisihan penurunan nilai atas investasi jangka pendek	13,704	(12,796)	-	908	*Provision for decline in the value of short term investments*
Penyisihan atas persediaan usang dan tidak lancar	2,229	16	-	2,245	*Provision for slow moving and obsolete inventory*
Biaya tangguhan	344	(77)	-	267	*Deferred charges*
Perbedaan antara nilai buku bersih aktiva tetap komersial dan fiskal	(40,614)	1,829	-	(38,785)	*Difference between commercial and tax fixed assets' net book value*
Kewajiban diestimasi untuk manfaat karyawan	10,201	2,501	-	12,702	*Provision for employee entitlements*
	1,553,005	(528,439)	-	1,024,566	
Aktiva pajak tangguhan anak perusahaan, bersih	406,399	(70,991)	10,386	345,794	***Deferred tax assets of subsidiaries, net***
	1,959,404	(599,430)	10,386	1,370,360	
Kewajiban pajak tangguhan anak perusahaan, bersih	(157,594)	(17,268)	(10,386)	(185,248)	***Deferred tax liabilities of subsidiaries, net***

Mempertimbangkan rencana perusahaan dan kondisi perekonomian sekarang, manajemen telah memutuskan untuk menyesuaikan aktiva pajak tangguhan sehubungan dengan penyertaan.

In consideration of the Company's plans and current economic conditions, management has decided to adjust the deferred tax assets arising from investments.

(Expressed in millions of Rupiah)

e. Surat ketetapan pajak

Perseroan

Pada 20 Maret 2002, DJP menerbitkan SKPLB untuk pajak penghasilan badan tahun 2000 sebesar Rp 27,6 miliar dari Rp 28,4 miliar yang dilaporkan dalam SPT. Dalam SKPLB tersebut DJP mengoreksi kerugian pajak yang dilaporkan dalam SPT sehingga dapat menyebabkan akumulasi kerugian pajak Perseroan sampai dengan akhir tahun 2000 turun menjadi lebih kurang Rp 1,3 triliun. Pada saat yang bersamaan, DJP menerbitkan Surat Ketetapan Pajak Kurang Bayar ("SKPKB") dan Surat Tagihan Pajak sebesar Rp 82,2 miliar termasuk denda bunga untuk pajak–pajak lainnya.

Perseroan tidak dapat menerima seluruh koreksi fiskal sebagaimana tersebut dalam SKP tersebut di atas dan mengajukan surat keberatan kepada DJP pada tanggal 11 Juni 2002.

Pada bulan Mei 2003, DJP menerbitkan keputusan atas keberatan SKPLB untuk pajak penghasilan badan tahun 2000 yang mengubah penghasilan kena pajak dari Rp 1,4 triliun (berdasarkan Surat Ketetapan Pajak Maret 2002) menjadi Rp 116 miliar. Dengan adanya keputusan tersebut, maka akumulasi kerugian pajak Perseroan sampai dengan akhir tahun 2000 meningkat kembali menjadi Rp 2,5 triliun. Pada bulan yang sama, DJP menerbitkan keputusan atas keberatan SKPKB dan Surat Tagihan Pajak sebesar Rp 162 miliar (dari sebelumnya Rp 82,2 miliar) termasuk denda bunga untuk pajak-pajak lainnya. Perseroan tidak dapat menerima sebagian koreksi fiskal sebagaimana tersebut dalam surat keputusan keberatan diatas dan akan mengajukan surat banding kepada pengadilan pajak, sedangkan sebagian lainnya telah dicadangkan dalam pembukuan Perseroan.

Tanggal 27 Juni 2003, Direktorat Jenderal Pajak ("DJP") menerbitkan Surat Ketetapan Pajak Lebih Bayar ("SKPLB") untuk pajak penghasilan badan tahun 2001 sebesar Rp 28,6 miliar dari Rp 28,7 miliar yang dilaporkan dalam Surat Pemberitahuan Tahunan ("SPT") sehingga akumulasi kerugian pajak Perseroan menjadi Rp 2,9 triliun per akhir

e. Tax assessments

The Company

On 20 March 2002, the DGT issued a tax assessment for 2000 corporate income tax confirming an overpayment of corporate income tax of Rp 27.6 billion from Rp 28.4 billion as reported in the 2000 tax return. In the tax assessment, the DGT adjusted the tax loss reported in the tax return so that there is a possibility that accumulated tax losses up to the end of 2000 may be reduced to approximately Rp 1.3 trillion. At the same time, the DGT also issued tax assessments and tax collection letters for other taxes amounting to Rp 82.2 billion, including penalty interest.

The Company disagrees with all of the corrections stated in the above-mentioned tax assessments and issued an objection letters to DGT on 11 June 2002.

In May 2003, DGT issued a decree regarding the tax objection for 2000 corporate income tax in which it adjusted the taxable income from Rp 1.4 trillion (based on the 2002 tax assessment) to become Rp 116 billion. Based on this decision, the Company accumulated tax losses has increased to Rp 2.5 trillion up to the end of 2000. In the same month, DGT also issued a decree regarding tax assessment for income tax underpayment and tax collection letters amounted to Rp 162 billion (previously Rp 82.2 billion) including interest penalty for other taxes. The Company disagrees with portion of the corrections and will propose an appeal to tax court, while the other portion of corrections has been recorded as a provision in the consolidated statements of income.

On 27 June 2003, DGT issued a tax assessment for 2001 corporate income tax confirming an overpayment of corporate income tax of Rp 28.6 billion from Rp 28.7 billion reported in the 2001 tax return, therefore the Company accumulated tax losses became Rp 2.9 trillion up to end of 2001. At the same time, DGT also

(Expressed in millions of Rupiah)

Perseroan telah membukukan seluruh ketetapan pajak tersebut. Seluruh pengembalian kelebihan pajak penghasilan badan telah dikompensasi dengan Surat Ketetapan Pajak Kurang Bayar ("SKPKB") tahun 2000.

recorded all assessment accordingly. All tax refund has been compensated through underpaid tax assessment letter for 2000 corporate income tax.

f. Administrasi

Berdasarkan peraturan perpajakan Indonesia, Perseroan dan anak perusahaan menghitung, menetapkan dan membayar sendiri jumlah pajak yang terhutang. Perseroan dan anak Perusahaan melakukan perhitungan dan melaporkan SPT sendiri. SPT konsolidasi tidak diperkenankan dalam peraturan perpajakan Indonesia. Direktorat Jenderal Pajak dapat menetapkan dan mengubah kewajiban pajak dalam batas waktu sepuluh tahun sejak tanggal terhutangnya pajak.

f. Administration

Under the taxation laws of Indonesia, the Company and subsidiaries submit tax returns on the basis of self assessment. The Company and subsidiaries calculate and submits their annual tax calculations and returns. Consolidated tax return are prohibited under the taxation laws of Indonesia. The tax authorities may assess or amend taxes within ten years from the date the tax became due.

10. PIUTANG PEMBIAYAAN

10. FINANCING RECEIVABLES

Akun ini terdiri dari piutang pembiayaan anak perusahaan dari segmen jasa keuangan dengan rincian sebagai berikut:

This account consists of financing receivables of subsidiaries engaged in financial services, with details as follows:

	2003	2002	
Piutang pembiayaan konsumen	4,007,134	2,965,004	*Consumer financing receivables*
Anjak piutang	2,232	-	*Factoring receivable*
Investasi bersih dalam sewa guna usaha	22,871	19,776	*Net investment in direct financing leases*
	4,032,237	2,984,780	
Dikurangi:			*Less:*
Penyisihan piutang ragu-ragu	(275,786)	(218,159)	*Provision for doubtful accounts*
	3,756,451	2,766,621	

a. Piutang pembiayaan konsumen

a. Consumer financing receivables

Rincian piutang pembiayaan konsumen adalah sebagai berikut:

Details of consumer financing receivables are as follows:

	2003	2002	
Piutang pembiayaan konsumen	13,193,957	10,483,770	*Consumer financing receivables*
Pembiayaan bersama	(7,206,141)	(6,201,031)	*Joint financing*

(Expressed in millions of Rupiah)

	2003	2002	
Pendapatan pembiayaan konsumen yang ditangguhkan	(1,980,682)	(1,317,735)	*Unearned consumer financing income*
	4,007,134	2,965,004	
Dikurangi:			*Less:*
Penyisihan piutang ragu-ragu	(272,390)	(204,348)	*Provision for doubtful accounts*
	3,734,744	2,760,656	

Rincian piutang pembiayaan konsumen yang diklasifikasikan sesuai periode jatuh temponya adalah sebagai berikut:

A schedule of consumer financing receivables, classified according to period of maturity, is as follows:

	2003	2002	
Dalam 1 tahun	8,687,868	6,305,539	*Within 1 year*
Lebih dari 1 tahun	4,506,089	4,178,231	*More than 1 year*
	13,193,957	10,483,770	

Pada tanggal 30 Juni 2003, piutang pembiayaan konsumen sejumlah Rp 1,83 triliun digunakan sebagai jaminan untuk pinjaman bank yang diterima oleh anak perusahaan tertentu yang bergerak di bidang jasa keuangan (lihat Catatan 13, 16d dan 17b).

As at 30 June 2003, consumer financing receivables amounting to Rp 1.83 trillion are used as collateral for loans obtained by certain financial services subsidiaries (refer to Notes 13, 16d and 17b).

b. Investasi bersih dalam sewa guna usaha

b. Net investment in direct financing leases

Kegiatan sewa guna usaha terutama mencakup sewa guna usaha alat-alat berat dan kendaraan bermotor dengan masa sewa berkisar antara 2 sampai dengan 4 tahun.

Leasing operations consist principally of leasing heavy equipment and motor vehicles, with lease terms ranging from 2 to 4 years.

Rincian investasi bersih dalam sewa guna usaha adalah sebagai berikut:

Details of net investment in direct financing leases are as follows:

	2003	2002	
Piutang sewa guna usaha	28,179	21,264	*Lease receivables*
Nilai sisa yang terjamin	10,174	2,373	*Guaranteed residual values*
Setoran jaminan	(10,174)	(2,373)	*Security deposits*
Penghasilan sewa guna usaha yang ditangguhkan	(5,308)	(1,488)	*Unearned lease income*
	22,871	19,776	
Dikurangi:			*Less:*
Penyisihan piutang ragu-ragu sewa guna usaha	(1,172)	(13,811)	*Provision for doubtful leases accounts*
	21,699	5,965	

(Expressed in millions of Rupiah)

disewakan pada akhir masa sewa jika penyewa menggunakan hak opsinya untuk membeli aktiva yang bersangkutan. Jika hak opsi tersebut tidak digunakan, maka uang jaminan akan dikembalikan kepada penyewa.

the end of the lease term if the lessee exercises the option to purchase the leased asset. The deposit is refunded to the lessee if the purchase option is not exercised.

Rincian piutang sewa guna usaha minimum yang diklasifikasikan sesuai periode temponya adalah sebagai berikut:

A schedule of future minimum lease receivables classified according to year of maturity is as follows:

	2003	2002	
Dalam 1 tahun	14,839	20,240	*Within 1 year*
Lebih dari 1 tahun	13,340	1,024	*More than 1 year*
	28,179	21,264	

Pada tanggal 30 Juni 2003, investasi bersih dalam sewa guna usaha sejumlah Rp 1,1 miliar digunakan sebagai jaminan untuk pinjaman yang diterima oleh PT Surya Artha Nusantara Finance, anak perusahaan tidak langsung (lihat Catatan 16d).

As at 30 June 2003, net investment in direct financing leases amounting to Rp 1.1 billion is used as collateral for the loans obtained by PT Surya Artha Nusantara Finance, an indirect subsidiary (refer to Note16d).

c. Anjak piutang / ***c. Factoring receivable***

	2003	2002	
Anjak piutang	2,232	-	*Factoring receivable*
Dikurangi:			*Less:*
Penyisihan piutang ragu-ragu anjak piutang	(2,224)	-	*Provision for doubtful factoring receivable*
	8	-	

Keseluruhan saldo anjak piutang pada tanggal 30 Juni 2003 akan jatuh tempo dalam waktu satu tahun.

The total balance of factoring receivable as of 30 June 2003 will mature within one year.

d. Rincian piutang pembiayaan menurut umur / ***d. Ageing schedule of financing receivables***

	2003	2002	
Piutang pembiayaan konsumen	13,193,957	10,483,770	*Consumer financing receivables*
Anjak piutang	2,232	-	*Factoring receivable*
Piutang sewa guna usaha	28,179	21,264	*Lease receivables*
	13,224,368	10,505,034	

Rincian piutang pembiayaan menurut umur adalah sebagai berikut:

The ageing of financing receivables is as follows:

	2003	2002	
Belum jatuh tempo	13,015,901	10,403,264	*Current*
Lewat jatuh tempo:			*Overdue:*
1 - 30 hari	102,390	62,330	*1 - 30 days*
31 - 60 hari	20,426	7,710	*31 - 60 days*
Lebih dari 60 hari	85,651	31,730	*Over 60 days*
	13,224,368	10,505,034	

(Expressed in millions of Rupiah)

Mutasi penyisihan piutang ragu-ragu adalah sebagai berikut:

The movement of the provision for doubtful accounts is as follows:

	2003	2002	
Saldo awal	253,865	202,828	*Beginning balance*
Tambahan penyisihan	93,866	33,426	*Increase in provision*
Penghapusan piutang	(71,945)	(18,095)	*Write off*
Saldo akhir	275,786	218,159	*Ending balance*

Manajemen berkeyakinan bahwa penyisihan piutang ragu-ragu yang ada cukup untuk menutup kemungkinan tidak tertagihnya piutang pembiayaan.

Management believes that the provision for doubtful accounts is adequate to cover possible losses on non-collection of financing receivables.

11. INVESTASI PADA PERUSAHAAN ASOSIASI

11. INVESTMENTS IN ASSOCIATES

	2003					
Investee	% pemilikan/ *% of ownership* 30/06/2003	31/12/2002	Laba bersih/*Net income*	Dividen/ *Dividends*	Lain-lain/ *Others*	30/06/2003
Otomotif/*Automotive*						
PT Astra Honda Motor	50.00	1,886,366	595,764	(542,430)	-	1,939,700
PT Astra Daihatsu Motor	31.87	318,254	4,249	-	-	322,503
PT GS Battery Inc.	43.66	125,050	14,892	(10,276)	-	129,666
PT Kayaba Indonesia	43.66	124,860	21,352	(23,667)	-	122,545
PT Denso Indonesia Corporation	22.40	94,036	12,441	-	-	106,477
Lain-lain (dibawah Rp 50 miliar)/ *Others (belows Rp 50 billion each)*		135,802	15,397	(4,267)	393	147,325
		2,684,368	664,095	(580,640)	393	2,768,216
Jasa keuangan/*Financial service*		44,598	3,981	(1,839)	19,735	66,475
Alat-alat berat/*Heavy equipment*						
PT United Tractor Tbk	49.90	544,305	125,054	-	16,845	686,204
Lain-lain/*Others*						
PT Pramindo Ikat Nusantara	24.50	296,717	16,024	-	-	312,741
Konsorsium Intertel Astratel	100.00	143,288	60,673	-	(106,647)	97,314
Lain-lain (dibawah Rp 50 miliar)/ *Others (belows Rp 50 billion each)*		6,624	-	-	2,690	9,314
		446,629	76,697	-	(103,957)	419,369
		3,719,900	869,827	(582,479)	(66,984)	3,940,264

	2002					
Investee	% pemilikan/ *% of ownership* 30/06/2003	31/12/2002	Laba bersih/*Net income*	Dividen/ *Dividends*	Lain-lain/ *Others*	30/06/2003
Otomotif/*Automotive*						
PT Astra Honda Motor	50.00	889,235	478,267	(101,556)	-	1,265,946
PT Astra Daihatsu Motor	50.00	267,234	30,619	-	-	297,853
PT GS Battery Inc.	43.66	108,176	12,244	(7,500)	-	112,920
PT Kayaba Indonesia	43.66	94,638	22,655	(8,455)	-	108,838
PT Denso Indonesia Corporation	22.40	75,948	13,047	(5,496)	-	83,499
Lain-lain (dibawah Rp 50 miliar)/ *Others (belows Rp 50 billion each)*		103,451	29,962	(2,750)	89	130,752
		1,538,682	586,794	(125,757)	89	1,999,808
Jasa keuangan/*Financial service*		40,618	2,132	(459)	154	42,445
Perkayuan/*Wood based**		6,478	646	-	-	7,124

(Expressed in millions of Rupiah)

Investee	% pemilikan/ *% of ownership* 30/06/2003	31/12/2002	2002 Laba bersih/*Net income*	Dividen/ *Dividends*	Lain-lain/ *Others*	30/06/2003
Alat-alat berat/*Heavy equipment*						
PT United Tractor Tbk	50.00	398,807	167,693	-	380	566,880
Lain-lain/*Others*						
PT Pramindo Ikat Nusantara	35.00	321,517	45,659	-	-	367,176
Konsorsium Intertel Astratel	100.00	232,088	60,389	-	(153,279)	139,198
Lain-lain (dibawah Rp 50 miliar)/ *Others (belows Rp 50 billion each)*		4,725	-	-	2,116	6,841
		558,330	106,048	-	(151,163)	513,215
		2,542,915	863,313	(126,216)	(150,540)	3,129,472

* Lihat Catatan 3b/*Refer to Note 3b*

Laba bersih perusahaan asosiasi sejumlah Rp 869,83 miliar (2002: Rp 863,31 miliar) telah dicatat Perseroan dan anak perusahaan dan dialokasikan sebagai berikut:

Equity net income of associated companies of Rp 869.83 billion (2002: Rp 863.31 billion) was recorded by the Company and subsidiaries and is allocated as follows:

	2003	2002	
Operasi dalam penghentian	-	646	*Discontinuing operation*
Operasi yang dilanjutkan	869,827	862,667	*Continuing operations*
	869,827	863,313	

Pada bulan Maret 2003, PT Astra Daihatsu Motor ("ADM") melepas 2.750.000 lembar saham yang dikeluarkan PT Astra Auto Finance ("AAF") kepada PT Astra Sedaya Finance ("ASF") senilai Rp 9 miliar yang mencerminkan 11% kepemilikan. Pada saat yang sama ADM juga melepas 3.500.000 lembar saham AAF senilai Rp 11,46 miliar kepada PT Sedaya Pratama ("SP") yang mencerminkan 14% kepemilikan. Dari transaksi tersebut, ADM membukukan laba atas penjualan investasi sebesar Rp 2,2 miliar, dimana sejumlah Rp 693 juta yang mencerminkan bagian efektif kepemilikan Perseroan di ADM telah di eliminasi di laporan keuangan konsolidasian. Dengan adanya pelepasan tersebut, kepemilikan ADM di AAF turun menjadi 10% dari 35%. Sedangkan kepemilikan ASF dan SP di AAF masing-masing menjadi 25% dan 14%.

In March 2003, PT Astra Daihatsu Motor ("ADM") sold 2,750,000 shares issued by PT Astra Auto Finance ("AAF") to PT Astra Sedaya Finance ("ASF") amounting to Rp 9 billion representing 11% interest. At the same time, ADM also sold 3,500,000 AAF shares amounts of Rp 11.46 billion to PT Sedaya Pratama ("SP") representing 14% interest. Of the transaction, ADM recorded gain on sale of investment amounted Rp 2.2 billion, of which Rp 693 million representing Company's effective ownership in ADM has been eliminated in the consolidated financial statements. The disposal has reduced ADM's interest in AAF to 10% from 35%. While ASF's and SP's interest in AAF became 25% and 14% respectively.

Per tanggal 30 Juni 2003, penyertaan Perseroan pada PT Astra Honda Motor dan PT United Tractors Tbk dengan nilai buku sebesar Rp 2,63 triliun (2002: Rp 1,83 miliar) digunakan sebagai jaminan untuk pinjaman dan obligasi Perseroan yang telah direstrukturisasi (lihat Catatan 16a).

As at 30 June 2003, investments owned by the Company in PT Astra Honda Motor and PT United Tractors Tbk with a net book value of Rp 2.63 trillion (2002: Rp 1.83 billion) are used as collateral for the Company's restructured debt (refer to Note 16a).

PIN mempunyai perjanjian Kerja Sama Operasi ("KSO") dengan Telkom untuk wilayah Sumatera. Pada tanggal 19 April 2002 Astratel, anak perusahaan yang seluruh

PIN has a Joint Operating Scheme agreement ("KSO") with Telkom covering Sumatera. On 19 April 2002, Astratel a wholly owned subsidiary, and

(Expressed in millions of Rupiah)

sahamnya dimiliki, dan Telkom menandatangani Perjanjian Pembelian dan Penjualan Bersyarat mengenai rencana akuisisi seluruh saham PIN oleh Telkom. Pada tanggal 17 September 2002, Astratel telah menjual 30% dari 35% saham PIN yang dimilikinya ke Telkom sehingga kepemilikan Astratel pada PIN turun menjadi 24,5% (lihat Catatan 3b dan 28j).

Telkom entered into a Conditional Sale and Purchase Agreement in respect of the proposed acquisition of all of PIN's shares by Telkom. On 17 September 2002, Astratel sold 30% of its 35% interest in PIN to Telkom, which resulted in a decrease in Astratel's ownership in PIN to 24.5% (refer to Notes 3b and 28j).

Pada tanggal 19 Agustus 2002, Perseroan telah melepas kepemilikannya pada SLJ (lihat Catatan 3b), yang memiliki investasi pada perusahaan asosiasi untuk bisnis perkayuan.

On 19 August 2002, the Company disposed of its investment in SLJ (refer to Note 3b), which held the investments in associates for the wood-based business.

12. AKTIVA TETAP

12. FIXED ASSETS

	2003				
	Saldo awal/ *Beginning balance*	Penambahan dan reklasifikasi/ *Additions and reclassifications*	Pengurangan dan reklasifikasi/ *Disposals and reclassifications*	Saldo akhir/ *Ending balance*	
Harga Perolehan / Nilai Revaluasi					***Acquisition Cost/ Revalued Amount***
Tanah	1,582,575	19,537	(12,576)	1,589,536	*Land*
Bangunan dan prasarana	2,101,800	102,386	(24,492)	2,179,694	*Buildings and buildings improvements*
Mesin dan peralatan	3,162,925	273,560	(43,275)	3,393,210	*Machinery and equipment*
Alat-alat pengangkutan	975,810	204,595	(42,980)	1,137,425	*Transportation equipment*
Perabot dan peralatan kantor	744,821	74,485	(14,101)	805,205	*Furniture and office equipment*
Tanaman menghasilkan	1,337,538	3,556	-	1,341,094	*Mature plantations*
Aktiva sewa guna usaha	77,890	7,324	(13,132)	72,082	*Assets under finance leases*
Alat-alat berat yang disewakan	11,275	4,149	(6,927)	8,497	*Heavy equipment for lease*
Aktiva dalam penyelesaian:					*Assets under construction:*
Tanaman belum menghasilkan	42,400	4,945	(3,557)	43,788	*Immature plantations*
Bangunan dan mesin	343,071	195,058	(221,998)	316,131	*Buildings and machinery*
	10,380,105	889,595	(383,038)	10,886,662	
Akumulasi Penyusutan					***Accumulated Depreciation***
Tanah	(652)	-	380	(272)	*Land*
Bangunan dan prasarana	(735,190)	(67,483)	5,105	(797,568)	*Buildings and buildings improvements*
Mesin dan peralatan	(2,117,426)	(170,901)	34,376	(2,253,951)	*Machinery and equipment*
Alat-alat pengangkutan	(320,000)	(77,106)	28,209	(368,897)	*Transportation equipment*
Perabot dan peralatan kantor	(451,913)	(54,325)	11,605	(494,633)	*Furniture and office equipment*
Tanaman menghasilkan	(300,120)	(33,477)	-	(333,597)	*Mature plantations*
Aktiva sewa guna usaha	(28,206)	(4,839)	3,283	(29,762)	*Assets under finance leases*
Alat-alat berat yang disewakan	(5,792)	(977)	794	(5,975)	*Heavy equipment for lease*
	(3,959,299)	(409,108)	83,752	(4,284,655)	

(Expressed in millions of Rupiah)

	2002				
	Saldo awal/ *Beginning balance*	Penambahan dan reklasifikasi/ *Additions and reclassifications*	Pengurangan dan reklasifikasi/ *Disposals and reclassifications*	Saldo akhir/ *Ending balance*	
Harga Perolehan / Nilai Revaluasi					***Acquisition Cost/ Revalued Amount***
Tanah	1,482,289	156,813	(13,503)	1,625,599	*Land*
Bangunan dan prasarana	2,268,402	53,214	(138,916)	2,182,700	*Buildings and buildings improvements*
Mesin dan peralatan	4,138,686	124,127	(43,797)	4,219,016	*Machinery and equipment*
Alat-alat pengangkutan	769,695	166,165	(34,287)	901,573	*Transportation equipment*
Perabot dan peralatan kantor	504,895	61,789	(19,933)	546,751	*Furniture and office equipment*
Tanaman menghasilkan	1,288,640	51,999	(1)	1,340,638	*Mature plantations*
Aktiva sewa guna usaha	57,777	13,132	(871)	70,038	*Assets under finance leases*
Alat-alat berat yang disewakan	10,097	5,249	(806)	14,540	*Heavy equipment for lease*
Aktiva dalam penyelesaian:					*Assets under construction*
Tanaman belum menghasilkan	87,862	2,687	(51,999)	38,550	*Immature plantations*
Bangunan dan mesin	296,233	124,054	(79,256)	341,031	*Buildings and machinery*
	10,904,576	759,229	(383,369)	11,280,436	
Akumulasi Penyusutan					***Accumulated Depreciation***
Tanah	(10,024)	(758)	6,906	(3,876)	*Land*
Bangunan dan prasarana	(700,413)	(60,209)	3,770	(756,852)	*Buildings and buildings improvements*
Mesin dan peralatan	(2,331,779)	(200,601)	22,150	(2,510,230)	*Machinery and equipment*
Alat-alat pengangkutan	(243,765)	(61,770)	24,898	(280,637)	*Transportation equipment*
Perabot dan peralatan kantor	(306,525)	(50,573)	21,413	(335,685)	*Furniture and office equipment*
Tanaman menghasilkan	(236,339)	(33,516)	-	(269,855)	*Mature plantations*
Aktiva sewa guna usaha	(15,988)	(5,968)	103	(21,853)	*Assets under finance leases*
Alat-alat berat yang disewakan	(7,149)	-	943	(6,206)	*Equipment for lease*
	(3,851,982)	(413,395)	80,183	(4,185,194)	
Nilai Buku Bersih	7,052,594			7,095,242	***Net Book Value***

Rincian laba penjualan aktiva tetap adalah sebagai berikut:

Details of the gain from disposal of fixed assets is follows:

	2003	2002	
Harga jual	70,126	51,288	*Proceeds*
Nilai buku	(28,730)	(12,658)	*Net book value*
Laba	41,396	38,630	*Gain*

Penyusutan sejumlah Rp 377,86 miliar (2002: Rp 381,33 miliar) telah dibebankan pada usaha dan dialokasikan sebagai berikut:

Depreciation of Rp 377.86 billion (2002: Rp 381.33 billion) was charged to operations and allocated as follows:

(Expressed in millions of Rupiah)

	2003	2002	
Beban pokok penghasilan	268,000	289,406	*Cost of revenues*
Beban usaha	109,860	91,926	*Operating expenses*
	377,860	381,332	

Jumlah beban bunga yang dikapitalisasi ke dalam aktiva tetap sejumlah Rp nihil (2002: Rp 2 juta)

Total interest expense capitalised to fixed assets amounted to Rp nil (2002: Rp 2 million)

Sebagian hak atas tanah sedang dalam proses pengurusan balik nama menjadi atas nama Perseroan dan anak perusahaan.

The Company and certain subsidiaries are in the process of transferring the title of certain land rights to their name.

Hak atas tanah Perseroan adalah berupa Sertifikat Hak Guna Bangunan yang habis masa berlakunya antara tahun 2003 – 2031.

The Company's land has "Hak Guna Bangunan" titles which expire between 2003 – 2031.

Pada tanggal 30 Juni 2003, aktiva tetap tertentu dengan nilai buku sejumlah Rp 3,77 triliun digunakan sebagai jaminan untuk pinjaman jangka pendek, hutang bank jangka panjang tertentu dan obligasi (lihat Catatan 13, 16d dan 17).

As at 30 June 2003, certain fixed assets with a net book value of Rp 3.77 trillion are used as collateral for short-term loans, long-term bank loans and bonds (refer to Notes 13, 16d and 17).

Pada tanggal 30 Juni 2003, aktiva tetap Perseroan dan anak perusahaan telah diasuransikan terhadap risiko kerugian akibat kebakaran dan risiko lainnya dengan nilai pertanggungan sejumlah Rp 3,58 triliun, US$ 457,06 juta, EUR 1,78 juta dan JPY 1,63 miliar, yang mana menurut pendapat manajemen cukup untuk menutup kemungkinan kerugian atas kebakaran dan risiko lainnya.

As at 30 June 2003, certain fixed assets of the Company and subsidiaries are covered by insurance against losses by fire and other risks for Rp 3.58 trillion, US$ 457.06 million, EUR 1.78 million and JPY 1.63 billion, which management believe is adequate to cover possible losses.

Estimasi penyelesaian untuk aktiva dalam penyelesaian, diluar tanaman belum menghasilkan adalah sebagai berikut:

Estimation of completion for assets under construction, excludes the immature plantations is as follows:

	2003	2002	
Dalam 1 tahun	284,330	295,537	*Within 1 year*
Lebih dari 1 tahun	31,802	45,494	*More than 1 year*
	316,132	341,031	

(Expressed in millions of Rupiah)

Pada tanggal 30 Juni 2003, beberapa anak perusahaan tertentu memiliki saldo kewajiban sewa guna usaha dengan pihak-pihak lawan sebagai berikut:

On 30 June 2003, certain subsidiaries have finance leases obligation with the following counterparties:

	2003	
PT ABN-AMRO Finance Indonesia	5,709	*PT ABN-AMRO Finance Indonesia*
PT Orix Indonesia Finance	7,575	*PT Orix Indonesia Finance*
United Financial of Japan Bank	2,679	*United Financial of Japan Bank*
Jumlah	15,963	*Total*
Dikurangi:		*Less:*
bagian yang jatuh tempo dalam waktu satu tahun	(9,238)	*current portion*
Bagian jangka panjang	6,725	*Long term portion*

13. PINJAMAN JANGKA PENDEK

13. SHORT-TERM LOANS

	2003	2002	
Pinjaman bank	1,291,344	1,439,402	*Bank loans*
Wesel bayar rupiah	-	20,000	*Rupiah promissory notes*
	1,291,344	1,459,402	

Pinjaman bank			***Bank loans***
US Dolar			*US Dollars*
The Bank of Tokyo - Mitsubishi Ltd.	49,710	52,380	*The Bank of Tokyo - Mitsubishi Ltd.*
The Asahi Bank Ltd.	4,143	4,365	*The Asahi Bank Ltd.*
Lain-lain	-	30,925	*Others*
	53,853	87,670	
Rupiah			*Rupiah*
PT Bank Mandiri (Persero)	188,907	128,723	*PT Bank Mandiri (Persero)*
PT Bank Danamon Indonesia Tbk	160,000	105,000	*PT Bank Danamon Indonesia Tbk*
Citibank, N.A.	108,000	130,000	*Citibank, N.A.*
PT Bank NISP Tbk	80,000	20,000	*PT Bank NISP Tbk*
HSBC	80,000	80,000	*HSBC*
Mizuho Corporate Bank	30,000	30,000	*Mizuho Corporate Bank*
JP Morgan Chase Bank	20,000	-	*JP Morgan Chase Bank*
PT Rabobank Int'l Indonesia	16,368	25,344	*PT Rabobank Int'l Indonesia*
PT Bank Central Asia Tbk	10,000	75,000	*PT Bank Central Asia Tbk*
PT Bank Panin Tbk	-	25,000	*PT Bank Panin Tbk*
Lain-lain	4,350	170	*Others*
	697,625	619,237	
Yen Jepang			*Japanese Yen*
Mizuho Corporate Bank	414,770	438,529	*Mizuho Corporate Bank*
PT Bank Danamon Indonesia Tbk	73,689	127,602	*PT Bank Danamon Indonesia Tbk*
PT Bank Mandiri (Persero)	3,075	125,042	*PT Bank Mandiri (Persero)*
PT Bank Negara Indonesia Tbk	7,814	-	*PT Bank Negara Indonesia Tbk*
	499,348	691,173	

(Expressed in millions of Rupiah)

	2003	2002	
Euro Eropa			*European Euros*
PT Bank Danamon Indonesia Tbk	40,518	-	*PT Bank Danamon Indonesia Tbk*
PT Bank Permata Tbk	-	65	*PT Bank Permata Tbk*
PT Bank Central Asia Tbk	-	41,257	*PT Bank Central Asia Tbk*
	40,518	41,322	
	1,291,344	1,439,402	

Pinjaman jangka pendek di atas dibebani suku bunga tahunan sebagai berikut:

The above short-term loans attracted interest at the following annual rates:

	2003	2002	
US$	2.17% - 2.72%	2.75% - 3.22%	*US$*
Rupiah	11.21% - 22.15%	18.30% - 22.00%	*Rupiah*
JPY	1.12% - 2.35%	0.84% - 0.98%	*JPY*

Pinjaman jangka pendek sejumlah EUR 4,28 juta, JPY 237,33 juta dan Rp 671,26 miliar pada tanggal 30 Juni 2003 dijamin dengan deposito berjangka, piutang usaha, persediaan, piutang pembiayaan dan aktiva tetap yang dimiliki anak perusahaan serta jaminan para pemegang saham asing dari anak perusahaan tersebut (lihat Catatan 4, 6, 7, 10 dan 12).

Short-term loans amounting to EUR 4.28 million, JPY 237.33 million and Rp 671.26 billion as at 30 June 2003 are secured by time deposits, trade receivables, inventories, financing receivables, fixed assets of subsidiaries and guarantees issued by the foreign shareholders of those subsidiaries (refer to Notes 4, 6, 7,10 and 12).

Deposito berjangka yang dijaminkan untuk pinjaman bank diatas disajikan sebagai "Kas dan deposito yang dibatasi penggunaannya" pada neraca konsolidasian (lihat Catatan 4c).

Time deposits which are secured for the above loans are presented as "Restricted cash and time deposits" on the consolidated balance sheets (refer to Note 4c).

PT Federal Izumi Manufacturing ("FIM"), anak perusahaan dari PT Astra Otoparts Tbk ("AOP"), belum membayar pokok pinjaman dari "revolving credit" dan pinjaman modal kerja yang jatuh tempo pada tanggal masing-masing 29 Maret 2002 dan 8 Mei 2002 sejumlah US$ 6 juta dan US$ 0,5 juta. FIM juga belum memenuhi rasio keuangan seperti yang tercantum dalam perjanjian restrukturisasi hutang. Pada tanggal laporan ini, FIM masih bernegosiasi untuk restrukturisasi atas hutang banknya.

PT Federal Izumi Manufacturing ("FIM"), a subsidiary of PT Astra Otoparts Tbk ("AOP"), has not paid the principal of revolving credit and working capital loans which were due on 29 March 2002 and 8 May 2002, respectively amounting to US$ 6 million and US$ 0.5 million. Further, FIM has not complied with the financial ratios as stipulated in the loan restructuring agreement. At the date of this report, FIM is still negotiating with the bank for a rescheduling of the loans.

14. HUTANG USAHA / *14. TRADE PAYABLES*

	2003	2002	
Pihak yang mempunyai hubungan istimewa (lihat Catatan 26h)	1,111,333	1,242,091	*Related parties (refer to Note 26h)*
Pihak ketiga:			*Third parties:*
Rupiah	951,884	1,057,160	*Rupiah*
Mata uang asing	117,714	154,606	*Foreign currencies*
	1,069,598	1,211,766	

(Expressed in millions of Rupiah)

Rincian hutang usaha dalam mata uang asing adalah sebagai berikut:

Details of trade payables in foreign currencies are as follows:

	2003		2002		
	Mata uang asli/ *Original currency*	Ekuivalen Rp/ *Rp equivalent*	Mata uang asli/ *Original currency*	Ekuivalen Rp/ *Rp equivalent*	
JPY	1,399,026,282	96,712	3,121,015,080	228,109	*JPY*
US$	49,390,596	409,201	56,252,149	491,081	*US$*
EUR	1,879,368	17,809	446,234	3,851	*EUR*
GBP	316,318	4,333	458,309	6,115	*GBP*
Lain-lain *	165,339	1,370	156,969	1,370	*Others**
Jumlah		529,425		730,526	*Total*

* Piutang usaha dalam mata uang asing lainnya disajikan dalam jumlah yang setara dengan US Dolar dengan menggunakan kurs pada tanggal neraca.

* *Account receivables denominated in other foreign currencies are presented as US$ equivalents using the exchange rate prevailing at balance sheet date.*

15. KEWAJIBAN DIESTIMASI / *15. PROVISIONS*

	2003	2002	
Jangka pendek			***Current***
Penyisihan atas manfaat uang jasa karyawan	1,050	-	*Employee entitlements*
Penurunan nilai aktiva	-	58,795	*Impairment*
	1,050	58,795	
Jangka panjang			***Non current***
Penyisihan kerugian	283,960	213,460	*Provision for loss*
Penyisihan atas manfaat uang jasa karyawan	179,400	157,752	*Employee entitlements*
	463,360	371,212	
	464,410	430,007	

Lihat Catatan 31d untuk rincian penyisihan penurunan nilai. Saldo ini hanya berhubungan dengan operasi dalam penghentian

Refer to Note 31d for details of the provision for impairment. This balance relates solely to the discontinuing operation.

Lihat Catatan 28b untuk rincian penyisihan kerugian. Perubahan saldo penyisihan disebabkan oleh perubahan kurs Rupiah terhadap US Dolar dan perubahan nilai saham dari perjanjian tersebut.

The movement is solely due to the movement of the Rupiah against the US Dollar and the value of the underlying shares subject to the agreement detailed in Note 28b.

Penyisihan atas manfaat uang jasa karyawan berhubungan dengan peraturan Menteri Tenaga Kerja dan Transmigrasi, sebagaimana diungkapkan dalam Catatan 2u. Perubahan saldo penyisihan adalah sebagai berikut:

Provision for employee entitlements relates to Minister of Manpower and Transmigration Regulations, as discussed in Note 2u. The movement in this provision is as follows:

	2003	2002	
Saldo awal	162,724	119,605	*Beginning balance*
Tambahan penyisihan	24,190	44,486	*Increase in provision*
Pembayaran	(6,464)	(6,339)	*Payments*
Saldo akhir	180,450	157,752	*Ending balance*
Dikurangi :			*Less:*
Bagian yang jatuh tempo dalam waktu satu tahun	(1,050)	-	*Current portion*
Saldo akhir	179,400	157,752	*Ending balance*

16. HUTANG BANK DAN PINJAMAN LAIN-LAIN JANGKA PANJANG

16. LONG-TERM BANK AND OTHER LOANS

	2003	2002	
Pinjaman hasil restrukturisasi	4,027,213	6,203,142	*Restructured loans*
Pinjaman bank lainnya	797,992	915,224	*Other bank loans*
Pinjaman dari pihak yang mempunyai hubungan istimewa	637,456	938,815	*Related party loans*
	5,462,661	8,057,181	
Dikurangi:			*Less:*
Bagian jatuh tempo dalam waktu satu tahun	(1,297,168)	(3,233,099)	*Current maturities*
Bagian jangka panjang	4,165,493	4,824,082	*Long-term portion*

a. Pinjaman hasil restrukturisasi

a. Restructured loans

	2003	2002	
Perseroan	3,234,160	4,079,621	*The Company*
Anak perusahaan	793,053	2,123,521	*Subsidiaries*
	4,027,213	6,203,142	

Perseroan

Pada tanggal 30 Juni 1999, Perseroan berhasil merestrukturisasi pinjamannya diluar hutang usaha yang berlaku efektif sejak 1 Januari 1999. Sebagai hasilnya, pada Tanggal Penutupan (30 Juni 1999), perjanjian pinjaman baru yang disetujui dengan para kreditur terkait adalah sebagai berikut:

The Company

On 30 June 1999, the Company successfully concluded a restructuring of non-trade related debts effective on 1 January 1999. As a result, on the Closing Date (30 June 1999), new financing agreements were concluded with all of the affected creditors as follows:

	Seri I/ *Series I*	Seri II/ *Series II*	Seri III/ *Series III*	
Tranche A (dalam ribuan US Dolar):				*Tranche A (in thousands of US Dollars):*
Pinjaman	118,930	413,269	17,853	*Loans*
Obligasi	81,070	281,779	82,147	*Bonds*
	200,000	695,048	100,000	
Tranche B (dalam jutaan Rupiah):				*Tranche B (in millions of Rupiah):*
Pinjaman	104,760	434,698	27,680	*Loans*
Obligasi	94,100	384,583	71,790	*Bonds*
	198,860	819,281	99,470	

Obligasi Tranche A dikeluarkan oleh Astra

Tranche A bonds are issued by Astra Overseas

(Expressed in millions of Rupiah)

tersebut dicatatkan pada Bursa Efek Luxembourg. Obligasi Seri III Tranche A merupakan obligasi *zero coupon* dengan nilai nominal sebesar US$ 131,68 juta. Obligasi Tranche B merupakan obligasi Seri III PT Astra International Tbk yang dicatatkan pada Bursa Efek Surabaya.

bonds are listed on the Luxembourg Stock Exchange. Series III Tranche A Bonds represent zero coupon bonds with a face value of US$ 131.68 million. Tranche B bonds, namely PT Astra International Tbk Series III Bonds, are listed on the Surabaya Stock Exchange.

Meskipun kinerja Perseroan sangat baik, jadwal pembayaran hutang yang telah disepakati berdasarkan Restrukturisasi Hutang 1999 telah mengakibatkan beban signifikan pada Perseroan. Oleh karena itu, Perseroan telah mengajukan usulan untuk merestrukturisasi kembali hutang dan memperoleh persetujuan dari para kreditur dan pemegang obligasi atas restukturisasi hutang 2002 pada tanggal 12 Desember 2002. Pada tanggal 31 Desember 2002 semua persyaratan restrukturisasi telah dipenuhi.

Despite its strong trading performance the debt repayment schedule under the agreed terms of the 1999 Debt Restructuring placed a significant burden on the Company. As a result, the Company proposed to restructure its debts and obtained creditors and bondholders' approval for this 2002 debt restructuring on 12 December 2002. As at 31 December 2002, all conditions precedent for the restructuring had been achieved.

Pada tanggal 27 Desember 2002, Perseroan melakukan pembayaran sebesar 10% dari total hutang Seri II yang direstrukturisasi berdasarkan Restrukturisasi Hutang 2002 sejumlah US$ 66,5 juta dan Rp 82,7 miliar.

On 27 December 2002, the Company paid 10% of the total restructured Series II debt in accordance with 2002 Debt Restructuring amounting to US$ 66.5 million and Rp 82.7 billion.

Syarat-syarat dan ketentuan dalam Restrukturisasi Hutang 2002 mencakup syarat-syarat dan ketentuan apabila Perseroan melakukan penerbitan saham baru dengan jumlah minimum ekuivalen US$ 100 juta maupun apabila Perseroan tidak melakukan penerbitan saham baru.

Terms and conditions contained in the 2002 Debt Restructuring include terms and conditions which assume an equity issue raising a minimum of the equivalent of US$ 100 million, and alternative terms and conditions without an equity issue.

Sehubungan dengan telah dilakukan PUT II maka syarat-syarat dan ketentuan Restrukturisasi Hutang tahun 2002 yang berlaku adalah sebagai berikut:

Following the completion of the LPO II equity issue, the applicable terms and conditions of the 2002 Debt Restructuring are as follows:

Keterangan/ *Description*	Seri II/ *Series II*	Seri III/ *Series III*
Jangka waktu/ *Term*	Diperpanjang dari 30 Juni 2005 menjadi 30 Juni 2006 dengan hak opsi apabila Perseroan tidak dapat memperoleh pembiayaan pengganti maka jangka waktu dapat diperpanjang sampai dengan 30 Juni 2009. Jika jatuh tempo diperpanjang maka akan diberlakukan *extention fee*/ *Extended initially from 30 June 2005 to 30 June 2006. If the Company does not refinance its debt in 2006, the Company has the option to extend the final maturity date to 30 June 2009. If the maturity is extended an extention fee will apply.*	Tetap sampai dengan 30 Juni 2006 dengan hak opsi apabila Perseroaan tidak dapat memperoleh pembiayaan pengganti maka jangka waktu dapat diperpanjang sampai dengan 30 Juni 2009. Jika jatuh tempo diperpanjang maka akan diberlakukan *extention fee*./ *Unchanged(i.e. 30 June 2006). If the Company does not refinance its debt in 2006, the Company has the option to extend the final maturity date to 30 June 2009. If the maturiy is extended an extention fee were apply.*

(Expressed in millions of Rupiah)

Keterangan/ *Description*	**Seri II/** *Series II*	**Seri III/** *Series III*
Tingkat bunga/ *Interest rate*	US$ SIBOR + margin atau Reference Rate Rupiah + margin/ *US$ SIBOR + margin or Rupiah Reference Rate + margin*	6,5% untuk Tranche A dan 15,0% untuk Tranche B. Apabila tanggal jatuh tempo terakhir diperpanjang menjadi 30 Juni 2009, maka sejak tanggal 30 Juni 2006 tingkat bunga yang berlaku sama dengan interest yang berlaku untuk Seri II./ *6.5% on Tranche A and 15% on Tranche B. If the final maturity date is extended to 30 June 2009, starting on 30 June 2006 interest shall accrue at the same rate as Series II debt.*
Margin/ *Margin*	2003 – 3,25% 2004 – 3,50% 2005 – 3,75% 2006 – 4,00% 2007 – 4,25% 2008 – 4,50% 2009 – 4,75%	Berlaku setelah 30 Juni 2006/ *Effective starting 30 June 2006*: 2006 – 4,00% 2007 – 4,25% 2008 – 4,50% 2009 – 4,75%
Penyesuaian margin/ *Margin adjustment*	Penyesuaian secara terbatas bagi penurunan margin yang memungkinkan pemotongan pajak penghasilan dan *gross-up* bunga Tranche A, yang dibayar penuh berdasarkan margin yang lebih rendah tersebut. Dikompensasi dengan penyesuaian kenaikan margin pada saat Tranche A jatuh tempo atau sebelum *Release Date*/ *Limited downward adjustment to margin to allow withholding tax and gross-up on Tranche A interest to be paid in full on the basis of the lower margin. Compensated by upward adjustment in margin either at maturity of Tranche A or before the Release Date.*	Tidak ada/ *None*
Pembayaran bunga/ *Interest payment*	Setiap tiga bulan/ *Quarterly basis*	Pada saat jatuh tempo tanggal 30 Juni 2006. Apabila tanggal jatuh tempo diperpanjang menjadi 30 Juni 2009, maka bunga sampai dengan 30 Juni 2006 akan dikapitalisasi ke pokok pinjaman dan mulai 30 September 2006, bunga akan dibayar setiap tiga bulan./ *At maturity on 30 June 2006. If the final maturity date is extended to 30 June 2009, all interest accrued to 30 June 2006 shall be capitalised to principal, and starting 30 September 2006, the interest shall be paid on a quarterly basis.*
Pembayaran kembali pokok pinjaman/	Terhutang pembayaran sebagai berikut (dalam ribuan US Dolar dan jutaan Rupiah): Sebelum dilaksanakannya *Extention Option:* 31 Desember 2002 – US$ 66.493 dan Rp 82.724 2003 – US$ 86.974 dan Rp 108.203 2004 – US$ 86.974 dan Rp 108.203 2005 – US$ 86.974 dan Rp 108.203 Maret 2006 – US$ 21.743 dan Rp 27.051 30 Juni 2006 – sisa jumlah pokok terhutang	Terhutang pada tanggal 30 Juni 2006. Apabila tanggal jatuh tempo terakhir diperpanjang menjadi 30 Juni 2009 maka pembayaran kembali adalah sebagai berikut (dalam ribuan US Dolar dan jutaan Rupiah): Pada saat dan dengan terjadinya *Reset Date.* 2006 – US$ 18.574 dan Rp 34.815 2007 – US$ 43.869 dan Rp 82.231 2008 – US$ 43.869 dan Rp 82.231 Maret 2009 – US$ 22.716 and Rp 42.580 30 Juni 2009 – sisa jumlah pokok terhutang

(Expressed in millions of Rupiah)

Keterangan/ ***Description***	**Seri II/** ***Series II***	**Seri III/** ***Series III***
	Pada saat dan dengan terjadinya *Reset Date*: 2006 – US$ 53.661 dan Rp 66.758 2007 – US$ 75.404 dan Rp 93.809 2008 – US$ 75.404 dan Rp 93.809 Maret 2009 – US$ 39.032 dan Rp 48.559 30 Juni 2009 – sisa jumlah pokok terhutang. Total pembayaran kembali pokok tersebut diatas diperhitungkan dari seluruh jumlah pinjaman seri II per 1 Januari 1999 ditambah dengan pinjaman yang terjadi kemudian dan dikurangi dengan pembatalan pinjaman seri II, sampai dengan akhir tahun 2002. Pembayaran dilakukan setiap tiga bulan secara proporsional.	Total pembayaran kembali pokok tersebut diatas adalah seluruh jumlah pinjaman seri III yang tercatat pada tanggal 30 Juni 2006 ditambah dengan kapitalisasi bunga sampai dengan tanggal tersebut. Pembayaran dilakukan setiap tiga bulan secara proporsional, dimulai pada 30 September 2006.
Principal repayment	*Principal repayments:* *(in thousand of US Dolar and million of Rupiah):* *Before the Extention Option is taken:* *31 December 2002 – US$ 66,493 and Rp 82,724* *2003 – US$ 86,974 and Rp 108,203* *2004 – US$ 86,974 and Rp 108,203* *2006 – US$ 86,974 and Rp 108,203* *March 2006 – US$ 21,743 and Rp 27,051* *30 June 2006 – the balance outstanding* *On and in the event of Reset Date* 2006 – US$ 53,661 and Rp 66,758 2007 – US$ 75,404 and Rp 93,809 2008 – US$ 75,404 and Rp 93,809 March 2009 – US$ 39,032 and Rp 48,559 30 June 2009 – the balance outstanding *The above mentioned accumulated principal repayment is the total aggregate amounts outstanding under Series II on 1 January 1999 as adjusted to reflect the addition of subsequent Series II debt and the cancellation of any Series II debt.* *Payments will be executed proportionally on a quarterly basis.*	*Payable on 30 June 2006.* *If the Final Maturity Date is extended to 30 June 2009, the amortisation schedule will be as follows(in thousand of US Dolar and million of Rupiah):* *On and in the event of Reset Date:* *2006 – US$ 18,574 and Rp 34,815* *2007 – US$ 43,869 and Rp 82,231* *2008 – US$ 43,869 and Rp 82,231* *March 2009 – US$ 22,716 and Rp 42,580* *30 June 2009 – the balance outstanding* *The above mentioned accumulated principal repayment is the total aggregate amount outstanding under Series III on 30 June 2006 as adjusted to reflect the capitalised interest up to that date.* *Payments will be executed proportionally on a quarterly basis, starting from 30 September 2006.*
Pembayaran dengan sukarela/ *Voluntary prepayment*	Diperkenankan secara pro rata untuk semua Tranche/ *Allowed and will be pro rated across Tranches.*	Diperhitungkan (saat Seri II telah dilunasi) secara pro rata untuk semua Tranche/ *Allowed (once Series II are repaid) and will be pro rated across Tranches.*
Alokasi *Rights*/ *Rights allocation*	Tidak ada/ None	Tidak ada tambahan rights, selain dari 258.398.155 *rights* yang telah diperjanjikan sebelumnya./ *No addition of rights other than 258,398,155 rights which were agreed previously.*

(Expressed in millions of Rupiah)

Keterangan/ *Description*	**Seri II/** *Series II*	**Seri III/** *Series III*
Jenis *Rights*/ *Rights characteristics*	Tidak ada/ *None*	Dapat diperdagangkan setelah Tanggal Penutupan restrukturisasi pinjaman tahun 1999 dan dapat dieksekusi dengan harga sebesar Rp 500 (Rupiah penuh) per right pada setiap saat setelah Tanggal Penutupan restrukturisasi pinjaman tahun 1999 dan sebelum 31 Desember 2003, dan tidak berlaku apabila *rights* telah kadaluarsa. Dana pelunasan yang diperoleh dari penerimaan pelaksanaan *rights* dapat digunakan sebagai jaminan dan untuk pembelian kembali pinjaman Seri III/ *Can be traded after the Closing Date of debt restructuring 1999 and exercisable at Rp 500 (full Rupiah) per right at any time after the Closing Date of debt restructuring 1999 and prior to 31 December 2003, and will no longer be valid when the rights expire. Sinking fund established from the proceeds of the rights exercised will stand as security for, and a partial payment of Series III debt.*

Restrukturisasi Hutang tahun 2002 juga mencakup persyaratan sebagai berikut:

- Pembayaran *restructuring fee* dimuka pada Tanggal Restrukturisasi kepada *"Secured Creditors"* sebesar 0,25% dari total Seri II Tranche A dan Tranche B yang masih belum dibayar pada tanggal restrukturisasi dan total Seri III Tranche A dan Tranche B yang akan terhutang per tanggal 30 Juni 2006. *Fee* ini akan dibayarkan secara pro rata kepada seluruh kreditur.
- Jika Perseroan tidak dapat membiayai kembali hutangnya pada tahun 2006, Perseroan memiliki opsi untuk memperpanjang tanggal jatuh tempo terakhir hutang Seri II dan Seri III menjadi 30 Juni 2009, dengan ketentuan bahwa *extention fee* sebesar 1,125% dari jumlah terhutang untuk Seri II dan Seri III pada tanggal 30 Juni 2006 dibayarkan kepada seluruh kreditur secara prorata.
- Pembentukan *Supplementary bank accounts*, yang terdiri dari:
  - *Equity account* untuk menampung dana hasil dari penerbitan saham baru
  - *Asset Sales account* untuk menampung proporsi dana hasil penjualan aktiva Perseroan.

Cash sweep mechanism tidak diberlakukan pada dana yang terdapat dalam *Supplementary accounts*

The 2002 Debt Rustructuring also includeds the following terms and conditions:

- *Upfront restructuring fee paid on the Restructuring Date to the "Secured Creditors" equal to 0.25% of the total Series II Tranche A and Tranche B outstandings as at the Restructuring Date and the total Series III Tranche A and Tranche B outstandings debt anticipated as at 30 June 2006. The fee paid was distributed pro rata among the holders of such Series.*
- *If the Company is not able to refinance its debt in 2006, the Company has the option to extend the final maturity date for Series II debt and Series III debt to 30 June 2009, provided that an extension fee of 1.125% of the total outstanding debt under Series II and Series III as at 30 June 2006 is paid to all creditors on a prorata basis.*
- *Establishment of Supplementary bank accounts, which consist of:*
  - *An equity account which can only be funded from the net proceeds of any equity issue*
  - *An asset Sales account which can only be funded from the net proceeds from assets sales.*

The cash sweep mechanism will not apply to the Supplementary accounts.

(Expressed in millions of Rupiah)

- Pembentukan *Mandatory Prepayment account* untuk menampung dana hasil penjualan aktiva Perseroan dengan proporsi sebagai berikut:
  - Sebelum *Release Date*: 75% dari penerimaan bersih dari penjualan aktiva; dan
  - Setelah *Release Date*: 60% dari penerimaan bersih dari penjualan aktiva.

- Amortisasi hutang dalam Restrukturisasi Hutang 2002 telah menghilangkan keharusan bagi Perseroan untuk menjual aktivanya. Apabila Perseroan melakukan pelepasan aktiva, maka hasil dari pelepasan tersebut:
  - Sebelum *Release Date*: 75% wajib untuk pembayaran dini pokok pinjaman dan sisanya masuk dalam *Asset Sales Account*.
  - Setelah *Release Date*: 60% wajib untuk pembayaran dini pokok pinjaman dan sisanya masuk dalam *Asset Sales Account*.

- Pembayaran yang berasal dari penerimaan bersih penjualan aktiva akan dipakai sebagai berikut:
  (i) Sebelum 30 Juni 2006:
    a) 50% akan dipakai untuk melakukan pembayaran sesuai dengan jadwal pembayaran Seri II untuk 2003, dan apabila sudah nil, dipakai untuk melakukan pembayaran sesuai dengan urutan jatuh tempo dan seterusnya; dan
    b) 50% akan dipakai untuk melakukan pembayaran sesuai dengan jadwal pembayaran Seri II dan jadwal amortisasi Seri III untuk 30 Juni 2006, secara pro rata terhadap Seri II yang masih belum dibayar pada saat itu dan jumlah agregat dari Nilai Awal Seri III, dan apabila sudah nil, dipakai untuk pembayaran sesuai dengan urutan terbalik dari jatuh tempo dan seterusnya.

  (ii) Setelah 30 Juni 2006, apabila tanggal jatuh tempo terakhir untuk Seri II dan III diperpanjang menjadi 30 Juni 2009 maka:
    a) 50% akan dipakai untuk pembayaran

- *Establishment of a Mandatory Prepayment account which will be funded from the net proceeds of asset sales in the following proportions:*
  - *Prior to the Release Date: 75% of such asset sale proceeds; and*
  - *After the Release Date: 60% of such asset sale proceeds.*

- *The 2002 Debt Restructuring amortisation has removed the Company's obligation to sell assets. If the Company sells assets, net proceeds from asset sales will be applied as follows:*
  - *Before release date: 75% for voluntary repayment of loan principal and the remaining balance will be transferred to the Asset Sales account; and*
  - *After release date: 60% for voluntary repayment of loan principal and the remaining balance will be transferred to the Asset Sales account.*

- *Any prepayments derived from net asset sales proceeds will be applied as follows:*
  (i) prior to 30 June 2006:
    a) 50% will be applied against 2003 Series II repayments and, if reduced to zero, against the subsequent repayments in chronological order of maturity; and
    b) 50% will be applied against the Series II repayments and the Series III bullet repayment scheduled for 30 June 2006, prorated to the aggregate amounts outstanding under Series II at that time and the aggregate Initial Value of Series III, and, if reduced to zero, against subsequent repayments in inverse order of maturity.

  (ii) after 30 June 2006, if the Final Maturity Dates for Series II and III are extended to 30 June 2009:

(Expressed in millions of Rupiah)

Seri II dan III sesuai dengan jadwal pembayaran untuk 2006 dan, apabila sudah nil, dipakai untuk melakukan pembayaran sesuai dengan urutan jatuh tempo dan seterusnya; dan

b) 50% akan dipakai untuk pembayaran Seri II dan III sesuai dengan jadwal pembayaran untuk 2009, secara pro rata untuk Seri II dan III dan, apabila sudah nil, dipakai untuk pembayaran sesuai dengan urutan terbalik dari jatuh tempo dan seterusnya.

- Sebelum *Release Date*, Perseroan diperkenankan untuk membayar dividen setinggi-tingginya 10% dari laba setelah pajak, tidak termasuk pendapatan luar biasa, dan setelah *Release Date*, Perseroan diperkenankan untuk membayar dividen setinggi-tingginya 50% dari laba setelah pajak, tidak termasuk pendapatan luar biasa, dan berlaku apabila tidak terjadi keadaan *Defaults*.

- Jumlah maksimum per tahun yang diperbolehkan untuk pembelian barang modal akan ditingkatkan dari US$ 15 juta per tahun saat ini menjadi US$ 20 juta per tahun, kecuali untuk tahun 2003 dimana pengeluaran barang modal yang diperbolehkan adalah US$ 42 juta. Perseroan dapat menggunakan dana pembelian barang modal yang tidak digunakan untuk tahun berikutnya.

- Pembayaran atas kewajiban yang timbul dari Perjanjian Penjualan dan Pembelian Saham AAL (lihat Catatan 28b) yang akan jatuh tempo pada 15 Juni 2004 harus dibiayai (jika perlu) melalui penerbitan pinjaman seri II baru, yang akan diamortisasi sebagai berikut:
  2004 – 41,16%
  2005 – 13,08%
  2006 – 11,34%
  2007 – 11,36%
  2008 – 11,36%
  2009 – sisa jumlah pokok terhutang.

- Perseroan diperbolehkan untuk melakukan pembelian kembali hutang Seri II dan Seri III dengan diskon terhadap nilai nominalnya. Sumber pendanaan untuk pembelian kembali hutang tersebut akan diambil dari

a) 50% will be applied against 2006 Series II and III prepayment, prorated to Series II and III and, if reduced to zero, against subsequent repayments in chronological order of maturity; and

b) 50% will be applied against 2009 Series II and III repayments, prorated to Series II and III and, if reduced to zero, against subsequent repayments in inverse order of maturity.

- *Prior to the Release Date, the Company will be entitled to pay dividends of up to 10% of net profit after tax, excluding extraordinary items, and after the Release Date, the Company will be entitled to pay dividends up to 50% of net profit after tax, excluding extraordinary items, provided there have been no defaults.*

- *The maximum annual amount permitted for capital expenditure will be increased from the current level of US$ 15 million per year to US$ 20 million per year, except in 2003, when permitted capital expenditure will be US$ 42 million. The Company may use unutilised permitted capital expenditure in subsequent years.*

- *Payments in respect of the Agreement to Sell and Purchase Shares of AAL (refer to Note 28b) due on 15 June 2004 shall be financed (if required) by issuing new Series II debt, which will be amortised as follows:*
  2004 – 41.16%
  2005 – 13.08%
  2006 – 11.34%
  2007 – 11.36%
  2008 – 11.36%
  2009 – the balance outstanding.

- *The Company may conduct debt buybacks of both Series II and Series III debt at a discount to their face value. The funding of such debt buybacks will be from amounts credited to the Supplementary accounts*

(Expressed in millions of Rupiah)

aset), dan *Series III Sinking Fund* untuk hutang Seri III.

Series III debt only, the Series III Sinking Fund.

Berikut ini adalah kondisi dan persyaratan dari Restrukturisasi Hutang 1999 yang masih berlaku:

The terms and conditions of the 1999 Debt Restructuring which are still applicable are as follows:

- Pemberian jaminan seluruh penyertaan saham milik Perseroan;
- Mencatatkan hipotik atas seluruh tanah dan bangunan material milik Perseroan;
- Membatasi penarikan pinjaman baru; dan
- Tidak menjaminkan seluruh aktiva, kecuali aktiva baru yang dibiayai dari pinjaman baru dan sebagai jaminan untuk fasilitas *trade finance.*

- *A pledge of the Company's shareholdings;*
- *A fully registered mortgage over all of the Company's material land and buildings;*
- *Limited amounts of new debt; and*
- *A negative pledge on all assets, except for new assets purchased with new money and security for trade finance facilities.*

Rincian pinjaman hasil restrukturisasi Perseroan adalah pada tanggal 30 Juni 2003 dan 2002 sebagai berikut:

Details of the Company's restructured loans as at 30 June 2003 and 2002 are as follows:

	2003	2002	
Tranche A:			*Tranche A:*
Seri II	2,686,415	3,427,442	*Series II*
Seri III (termasuk biaya bunga yang akan dibayar)	154,104	198,667	*Series III (including accrued interest)*
Tranche B:			*Tranche B:*
Seri II	348,331	419,451	*Series II*
Seri III (termasuk biaya bunga yang akan dibayar)	52,043	45,255	*Series III (including accrued interest)*
	3,240,893	4,090,815	
Diskonto yang belum diamortisasi	(6,733)	(11,194)	*Unamortised discount*
	3,234,160	4,079,621	
Dikurangi:			*Less:*
Bagian yang jatuh tempo dalam waktu satu tahun	(505,752)	(1,316,145)	*Current maturities*
Bagian jangka panjang	2,728,408	2,763,476	*Long-term portion*

Kas yang diperuntukkan untuk melunasi biaya bunga dan pokok pinjaman ditempatkan pada PT Bank Negara Indonesia (Persero) Tbk dan JP Morgan Chase Bank, Hong Kong berjumlah masing-masing Rp 916,37 juta dan US$ 452,01 ribu pada tanggal 30 Juni 2003, dan Rp 26,87 miliar dan US$ 6,87 juta pada tanggal 30 Juni 2002. Jumlah tersebut disajikan dalam akun "Kas dan deposito berjangka yang dibatasi penggunaannya" dalam neraca konsolidasian (lihat Catatan 4c).

Cash designated for interest payments and principal repayments placed with PT Bank Negara Indonesia (Persero) Tbk and with JP Morgan Chase Bank, Hong Kong, as at 30 June 2003 amounted to Rp 916.37 million and US$ 452.01 thousand, and as at 30 June 2002 amounted to Rp 26.87 billion and US$ 6.87 million. These amounts are classified as "Restricted cash and time deposits" in the consolidated balance sheets (refer to Note 4c).

Perseroan melakukan penawaran untuk pembelian kembali hutang dan obligasi Seri III baik Tranche A dan Tranche B dalam periode 3 sampai dengan tanggal 14 Februari 2003 sesuai dengan ketentuan yang telah disepakati dalam Restrukturisasi Hutang 2002. Jumlah hutang yang berhasil dibeli kembali adalah sebesar US$ 10,7 juta dan Rp 34,2 miliar dengan harga rata-rata 68,76% dari *Future Value.*

The Company offered the creditors to buyback loans and bonds Series III, both Tranche A and Tranche B, in the period 3 up to 14 February 2003, in accordance with terms agreed in the 2002 Debt Restructuring. The amount of liabilities repurchased is US$ 10.7 million and Rp 34.2 billion with the average price 68.76% of the Future Value.

Termasuk dalam restrukturisasi Perseroan juga kewajiban kepada pihak yang mempunyai hubungan istimewa, dengan saldo per tanggal 30 Juni 2003 adalah sebagai berikut:

Included in the Company's debt restructuring are liabilities to related parties, details of which as at 30 June 2003 are as follows:

Obligasi	Seri II/ *Series II*	Seri III/ *Series III*	Jumlah/ *Total*	*Bonds*
Tranche A				***Tranche A***
(dalam ribuan US Dolar):				*(in thousands of US Dollars):*
PT Federal International Finance	7,682	10,205	17,887	*PT Federal International Finance*
PT Astra Graphia Tbk	4,019	5,337	9,356	*PT Astra Graphia Tbk*
PT United Tractors Tbk	284	376	660	*PT United Tractors Tbk*
PT Surya Artha Nusantara Finance	284	376	660	*PT Surya Artha Nusantara Finance*
PT Fuji Technica Indonesia	165	219	384	*PT Fuji Technica Indonesia*
	12,434	16,513	28,947	
Tranche B				***Tranche B***
(dalam jutaan Rupiah):				*(in millions of Rupiah):*
PT Tjahja Sakti Motor Corporation	18,214	-	18,214	*PT Tjahja Sakti Motor Corporation*
PT Astra Honda Motor	6,716	2,740	9,456	*PT Astra Honda Motor*
PT Astra Otoparts Tbk	317	120	437	*PT Astra Otoparts Tbk*
	25,247	2,860	28,107	

Kewajiban kepada pihak yang mempunyai hubungan istimewa yang telah direstrukturisasi tersebut telah dieliminasi dalam laporan keuangan konsolidasian, kecuali PT United Tractors Tbk, PT Fuji Technica Indonesia, dan PT Astra Honda Motor yang disajikan dalam akun "Obligasi" (lihat Catatan 17a).

The restructured liabilities to related parties above have been eliminated in the consolidated financial statements, except for PT United Tractors Tbk, PT Fuji Technica Indonesia, and PT Astra Honda Motor which are presented under the "Bonds" account (refer to Note 17a).

(Expressed in millions of Rupiah)

Anak perusahaan

Rincian pinjaman hasil restrukturisasi anak perusahaan adalah sebagai berikut:

Subsidiaries

Details of restructured loans of subsidiaries are as follows:

Debitur/ *Borrowers*	2003 Jumlah/ *Total*	2003 Jangka pendek/ *Current*	2003 Jangka panjang/ *Non-current*	2002 Jumlah/ *Total*	2002 Jangka pendek/ *Current*	2002 Jangka panjang/ *Non-current*
US Dolar/*US Dollars*						
PT Tjahja Sakti Motor Corporation (2003: US$ 39.3 million, 2002: US$ 47.9 million)	325,399	46,396	279,003	417,731	32,738	384,993
PT Astra Graphia Tbk (2003: US$ 27.14 million, 2002: US$ 39.5 million)	224,897	35,460	189,437	345,228	67,483	277,745
PT Astra Otoparts Tbk (2003: US$ 11.48 million, 2002: US$ 13.6 million)	95,097	36,247	58,850	118,809	12,958	105,851
PT Federal Superior Chain Manufacturing (2003: US$ 8.0 million, 2002: US$ 8.3 million)	66,073	66,073	-	72,459	2,837	69,622
PT Traktor Nusantara (2003: nil, 2002: US$ 4.86 million)	-	-	-	42,417	11,796	30,621
PT Surya Artha Nusantara Finance (2003: nil, 2002: US$ 14.8 million)	-	-	-	128,810	128,810	-
PT Sumalindo Lestari Jaya Tbk (2003: nil, 2002: US$ 92.7 million)	-	-	-	809,170	809,170	-
	711,466	184,176	527,290	1,934,624	1,065,792	868,832
Yen Jepang/*Japanese Yen*						
PT Surya Artha Nusantara Finance (2003: nil, 2002: JPY 1.02 billion)	-	-	-	74,340	74,340	-
Rupiah/*Rupiah*						
PT Surya Artha Nusantara Finance	79,441	8,346	71,095	112,368	112,368	-
PT Federal Superior Chain Manufacturing	2,146	2,146	-	2,189	43	2,146
	81,587	10,492	71,095	114,557	112,411	2,146
Jumlah/*Total*	793,053	194,668	598,385	2,123,521	1,252,543	870,978

(Expressed in millions of Rupiah)

Informasi lain mengenai pinjaman hasil restrukturisasi tersebut adalah sebagai berikut:

Other information relating to restructured loans is as follows:

Debitur/ *Borrowers*	**Restrukturisasi pada/** *Restructured in*	**Jadwal pengembalian/** *Repayment schedule*	**Tingkat bunga/** *Interest rates*
US Dolar/*US Dollars*			
PT Astra Graphia Tbk ("AG")	1999	10 cicilan (2000 - 2004) dapat diperpanjang 1,5 tahun / *10 instalments (2000 - 2004) renewable for 1.5 years*	SIBOR + 2%
PT Astra Otoparts Tbk ("AOP")	2000	8 cicilan/*instalments* (2002 - 2005)	SIBOR + (1.5% up to 2.75%)
PT Federal Superior Chain Manufacturing ("FSCM")	2001	7 cicilan/*instalments* (2001 - 2004)	SIBOR + (1.25% up to 3%)
PT Tjahja Sakti Motor Corporation	2000	8 cicilan/*instalments* (2002 - 2005)	SIBOR + 1.8%
Rupiah/*Rupiah*			
PT Federal Superior Chain Manufacturing	2001	7 cicilan/ *instalments* (2001 - 2004)	Suku bunga rata-rata deposito Rupiah 3 bulanan (maks. 35%)/ *Average Rupiah three-month deposit rate (max. 35%)*
PT Surya Artha Nusantara Finance	2003	5 cicilan/ *instalments* (2004 - 2008)	2% dan/*and* 15.5%

Perjanjian restrukturisasi hutang mengharuskan anak perusahaan tersebut di atas untuk mengikuti mekanisme *cash monitoring*. AOP, FSCM, TN dan AG telah mencapai *Release Date*, sehingga mekanisme tersebut tidak berlaku lagi.

The above companies are subject to certain cash monitoring requirements under the restructuring agreements. AOP, FSCM, TN and AG have reached the Release Date, and as such are no longer subject to cash monitoring.

Aktiva dari anak perusahaan tersebut di atas telah digunakan sebagai jaminan. Anak perusahaan juga tidak diijinkan untuk melakukan tindakan-tindakan tertentu tanpa persetujuan dari kreditur dan harus mempertahankan rasio keuangan tertentu (lihat Catatan 16d untuk rincian jumlah jaminan).

The assets of the above borrowers have been used as collateral. The companies are also prohibited from taking certain corporate actions without written approval from the lenders, and must maintain certain financial ratios (refer to Note 16d for details of loan security).

Sejak tahun 2001 sampai tanggal penjualan, SLJ tidak dapat membayar kewajiban bunga atas pinjaman hasil restrukturisasinya dan oleh karenanya melanggar syarat-syarat pinjaman hasil restrukturisasi. Berdasarkan keadaan gagal bayar tersebut, maka seluruh pinjaman jangka panjang tersebut telah diklasifikasi sebagai kewajiban lancar. Pada tanggal 19 Agustus 2002, Perseroan telah menjual investasinya di SLJ (lihat Catatan 3b).

From 2001 to the date of disposal, SLJ was not able to fulfil its interest payment obligations on its restructured loans and had therefore breached the restructured loan's terms and conditions. Based on the events of default, the above mentioned long-term loans have been classified as current liabilities. On 19 August 2002, the Company disposed of its investment in SLJ (refer to Note 3b).

(Expressed in millions of Rupiah)

sejumlah Rp 265 miliar pada harga 19% dari pokok pinjamannya dan membebaskan bunga yang terutang. Keuntungan sejumlah Rp 218,90 miliar dari transaksi ini setelah pajak telah diakui sebagai pendapatan luar biasa pada laporan laba rugi konsolidasian untuk tahun yang berakhir 31 Desember 2002.

19% of the outstanding amount and to waive accrued interest at that date. The resulting gain of Rp 218.90 billion, net of tax, is presented as extraordinary income in the consolidated statements of income for the year ended 31 December 2002.

Pada tanggal 10 Maret 2003, SANF dan para kreditur lainnya yang mewakili saldo pinjaman sebesar Rp 81 miliar per tanggal 30 Juni 2003 telah sepakat untuk mengubah jadwal pelunasan dengan cicilan bervariasi mulai 2005 sampai 2008. Dari kesepakatan ini SANF mendapatkan potongan atas bunga terhutang di mana jumlah sebesar kurang lebih Rp 1 miliar telah dihapuskan dan seluruh hutang dalam mata uang asing dikonversikan dalam mata uang rupiah.

On 10 March 2003, SANF agreed with the remaining creditors representing loans amounting to Rp 81 billion as at 30 June 2003, to extend the repayment schedule to various installments commencing from 2005 to 2008. As part of the agreement, SANF's accrued interest of approximately Rp 1 billion has been forgiven and all foreign currency debt has been converted into Rupiah term.

Pada bulan April 2003, TN telah melunasi sisa hutang restrukturisasinya sebesar US$ 3,74 juta yang seharusnya baru akan jatuh tempo pada bulan Juni dan September 2003.

In April 2003, TN has repaid in full its outstanding restructuring loan amounted to US$ 3.74 million which was due in June and September 2003.

b. Pinjaman bank lainnya / ***b. Other bank loans***

Kreditur/ *Lenders*	2003 Jumlah/ *Total*	2003 Jangka pendek/ *Current*	2003 Jangka panjang/ *Non-current*	2002 Jumlah/ *Total*	2002 Jangka pendek/ *Current*	2002 Jangka panjang/ *Non-current*
Kredit Investasi US Dolar/ *US Dollars investment credit*						
The Japan Bank for International Cooperation (2003: nil, 2002: US$ 8.7 million)	-	-	-	76,387	76,387	-
PT Bank Central Asia Tbk (2003: nil, 2002: US$ 1.6 million)	-	-	-	13,641	13,641	-
	-	-	-	90,028	90,028	-
Kredit modal kerja Yen Jepang/ *Japanese Yen working capital credit*						
PT Bank Daiwa Perdania (2003: nil, 2002: JPY 170.9 million)	-	-	-	12,495	3,640	8,855
Kredit investasi Rupiah/ *Rupiah investment credit*						
PT Bank Negara Indonesia (Persero) Tbk	218,803	67,795	151,008	291,007	61,318	229,689
PT Bank Central Asia Tbk	160,845	48,243	112,602	127,645	51,340	76,305
PT Bank Niaga Tbk	152,031	41,151	110,880	53,061	11,117	41,944
PT Bank Danamon Indonesia Tbk	81,078	13,910	67,168	95,195	13,750	81,445
PT Bank Panin Tbk	33,125	33,125	-	51,875	10,500	41,375
PT Bank Mega Tbk	31,250	12,500	18,750	46,875	12,500	34,375
PT Bank Bumiputera	31,406	5,979	25,427	2,406	1,000	1,406

(Expressed in millions of Rupiah)

Kreditur/ *Lenders*	2003 Jumlah/ *Total*	2003 Jangka pendek/ *Current*	2003 Jangka panjang/ *Non-current*	2002 Jumlah/ *Total*	2002 Jangka pendek/ *Current*	2002 Jangka panjang/ *Non-current*
PT Bank NISP Tbk	20,667	9,067	11,600	18,622	6,400	12,222
PT Bank Mandiri (Persero)	13,112	10,139	2,973	71,180	26,765	44,415
Standard Chartered Bank	-	-	-	25,000	25,000	-
Lain-lain/*Others*	55,675	12,659	43,016	29,835	12,025	17,810
	797,992	254,568	543,424	812,701	231,715	580,986
Jumlah/*Total*	797,992	254,568	543,424	915,224	325,383	589,841

Informasi lain mengenai pinjaman bank lainnya adalah sebagai berikut:

Further information relating to other bank loans is as follows:

Kreditur/ *Lenders*	Jenis fasilitas/ *Type of facility*	Jadwal pengembalian/ *Repayment schedule*	Tingkat bunga/ *Interest rates*
Kredit modal kerja Yen Jepang/ *Japanese Yen working capital credit*			
PT Bank Daiwa Perdania	Working capital	47 cicilan/*instalments* (2002 - 2005)	LIBOR + 0.875%
Kredit investasi Rupiah/ *Rupiah investment credit*			
PT Bank Negara Indonesia (Persero) Tbk	Investment credit	beberapa cicilan/*monthly instalments* (2002 - 2010)	12% - 17.5%
PT Bank Mandiri (Persero)	Investment credit	beberapa cicilan/ *monthly instalments* (2000 - 2006)	12% - 21%
PT Bank Central Asia Tbk	Investment credit	2-10 cicilan/*instalments* (2000 - 2005)	15% - 18%
PT Bank Panin Tbk	Investment credit	beberapa cicilan/*several instalments* (2003 - 2005)	16% - 19.18%
PT Bank Danamon Indonesia Tbk	Investment credit	beberapa cicilan/*several instalments* (2003 - 2006)	18.35% - 20.87%
PT Bank Niaga Tbk	Investment credit	beberapa cicilan/*several instalments* (2003 - 2006)	19% - 21.5%
	Working capital	jatuh tempo April 2007/ *will be matured in April 2007*	17.5%
PT Bank Mega Tbk	Investment credit	beberapa cicilan/*several instalments* (2003 - 2005)	17% - 21%
Standard Chartered Bank	Investment credit	jatuh tempo Mei 2003/ *matured in May 2003*	17.13%
Bank Bumiputera	Investment credit	beberapa cicilan/*several instalments* (2003 - 2004)	18% - 20%
Bank NISP Tbk	Investment credit	beberapa cicilan/*several instalments* (2003 - 2006)	18.5% - 20%

Pada tanggal 19 Maret 2002, PT Federal Superior Chain Manufacturing ("FSCM"), anak perusahaan AOP, melakukan pembayaran atas 50% dari seluruh jumlah pinjaman hasil restrukturisasi melalui skema Penawaran Umum Pelunasan dimana

On 19 March 2002, PT Federal Superior Chain Manufacturing ("FSCM"), a subsidiary of AOP, settled 50% of its restructured loans under a General Buyback Offer whereby it redeemed loans from Peak Securities, PT United Capital

(Expressed in millions of Rupiah)

sejumlah Rp 36,95 miliar setelah pajak. Keuntungan atas pelunasan ini disajikan sebagai pendapatan luar biasa pada laporan laba rugi konsolidasian.

extraordinary income in the consolidated statements of income.

Lihat Catatan 16d untuk jaminan atas pinjaman-pinjaman ini.

Refer to Note 16d for details of security for the loans.

c. Pinjaman dari pihak yang mempunyai hubungan istimewa

c. Related party loans

Kreditur/ *Lenders*	2003 Jumlah/ *Total*	2003 Jangka pendek/ *Current*	2003 Jangka panjang/ *Non-current*	2002 Jumlah/ *Total*	2002 Jangka pendek/ *Current*	2002 Jangka panjang/ *Non-current*
Marubeni Corporation (2003: US$ 15 million and JPY 1.7 billion, 2002: US$ 21 million and JPY 1.7 billion)	238,959	49,710	189,249	304,583	52,380	252,203
Isuzu Motors Asia Ltd. (2003: US$ 28.3 million, 2002: US$ 42.5 million)	234,466	234,466	-	371,025	196,425	174,600
Itochu Corporation (2003: US$ 15 million, 2002: US$ 25 million)	124,275	49,710	74,565	218,250	87,300	130,950
Nissan Diesel Motor Co., Ltd. (2003 : JPY 575 million, 2002 : JPY 615 million)	39,756	8,295	31,461	44,957	2,923	42,034
	637,456	342,181	295,275	938,815	339,028	599,787

Informasi lain mengenai pinjaman dari pihak yang mempunyai hubungan istimewa adalah sebagai berikut:

Other information on related party loans is as follows:

Kreditur/ *Lenders*	Jadwal pengembalian/ *Repayment schedule*	Tingkat bunga/ *Interest rates*
Isuzu Motors Asia Ltd.	4 - 7 cicilan/*instalments* (2001 – 2005)	LIBOR + 1%
Marubeni Corporation	5 cicilan/*instalments* (2001 – 2005)	LIBOR + (0.5% up to 1%) Japanese LTPR + 2%
Itochu Corporation	5 cicilan/*instalments* (2001 – 2005)	LIBOR + 1%
Nissan Diesel Motor Co., Ltd.	6 cicilan/*instalments* (2003 – 2006)	2.8%

Pada bulan September 2002, PT Astra Isuzu Casting Company ("AICC"), anak perusahaan yang menerima pinjaman dari Isuzu Motor Asia Ltd., tidak dapat membayar cicilan pokok hutangnya yang jatuh tempo, sesuai dengan perjanjian pinjaman maka AICC berada dalam keadaan gagal bayar dan karenanya seluruh pinjaman dari Isuzu Motor Asia Ltd., diklasifikasikan sebagai kewajiban lancar pada tanggal 30 Juni 2003.

In September 2002, PT Astra Isuzu Casting Company ("AICC"), a subsidiary, has a loan from Isuzu Motor Asia Ltd., which is in default for repayment of instalment of the principal. In accordance with the terms and conditions of the loan agreement, AICC is in default and therefore the loan is due and payable, and has been classified as current as at 30 June 2003.

Pada bulan Maret 2003, PT Astra Nissan Diesel Indonesia ("ANDI") dan PT Pantja Motor ("PM") (anak perusahaan tidak langsung) melunasi pinjamannya masing-masing ke Marubeni Corp. dan Itochu Corp.

In March 2003, PT Astra Nissan Diesel Indonesia ("ANDI") and PT Pantja Motor ("PM") (indirect subsidiary) have paid the loan to Marubeni Corp. and Itochu Corp., respectively.

(Expressed in millions of Rupiah)

Lihat Catatan 16d untuk rincian jaminan atas pinjaman ini dan Catatan 28i untuk pengungkapan kewajiban kontijensi yang berhubungan dengan penalti dari pinjaman-pinjaman yang "*default*".

Refer to Note 16d for details of loan security and note 28i for disclosure of the contingent liability relating to penalties for loans in default.

d. Jaminan pinjaman anak perusahaan

Pada tanggal 30 Juni 2003, pinjaman tertentu sejumlah US$ 104,90 juta, JPY 2,23 miliar dan Rp 1,34 triliun yang diperoleh anak perusahaan tertentu dijamin dengan piutang usaha, persediaan, piutang pembiayaan dan aktiva tetap anak perusahaan serta jaminan dari pemegang saham asing anak perusahaan tertentu (lihat Catatan 6, 7, 10 dan 12).

d. Loan security - subsidiaries

As at 30 June 2003, loans amounting to US$ 104.90 million, JPY 2.23 billion and Rp 1.34 Trillion obtained by certain subsidiaries are secured by trade receivables, inventories, financing receivables and fixed assets and corporate guarantees from foreign shareholders of the subsidiaries (refer to Notes 6, 7, 10 and 12).

17. OBLIGASI / *17. BONDS*

	2003	2002	
Obligasi hasil restrukturisasi Perseroan	2,549,588	3,090,591	*The Company's restructured bonds*
Obligasi PT Astra Agro Lestari Tbk	495,291	487,535	*PT Astra Agro Lestari Tbk. bonds*
Obligasi PT Astra Sedaya Finance	1,242,697	673,363	*PT Astra Sedaya Finance bonds*
Obligasi PT Federal International Finance	293,358	-	*PT Federal International Finance bonds*
	4,580,934	4,251,489	
Dikurangi:			*Less:*
Bagian yang jatuh tempo dalam waktu satu tahun	(756,367)	(1,072,803)	*Current maturities*
Bagian jangka panjang	3,824,567	3,178,686	*Long-term portion*

a. Obligasi hasil restrukturisasi Perseroan / ***a. The Company's restructured bonds***

	2003	2002	
Terdiri dari:			*The bonds consist of:*
Tranche A (dalam US Dolar):			*Tranche A (in US Dollars):*
Seri II	1,536,679	1,960,555	*Series II*
Seri III (termasuk biaya bunga yang akan dibayar)	829,259	925,510	*Series III (including accrued interest)*
Tranche B (dalam Rupiah):			*Tranche B (in Rupiah):*
Seri II	283,939	343,796	*Series II*
Seri III (termasuk biaya bunga yang akan dibayar)	70,456	109,823	*Series III (including accrued interest)*
	2,720,333	3,339,684	
Dikurangi:			*Less:*
Diskonto yang belum diamortisasi	(170,745)	(249,093)	*Unamortised discount*
Bersih	2,549,588	3,090,591	*Net*
Dikurangi:			*Less:*
Bagian yang jatuh tempo			

(Expressed in millions of Rupiah)

Lihat Catatan 16a mengenai restrukturisasi hutang Perseroan yang juga berlaku untuk obligasi Perseroan tersebut di atas. Berdasarkan surat dari PT Pemeringkat Efek Indonesia ("PT Pefindo") No. 019/PEF-Dir/I/2003 tanggal 17 Januari 2003, obligasi Rupiah Tranche B Perseroan yang telah direstrukturisasi mendapat peringkat idB+.

Please refer to Note 16a in respect of the Company's debt restructuring which is also applicable for the Company's bonds mentioned above. According to a letter from PT Pemeringkat Efek Indonesia ("PT Pefindo") No. 019/PEF-Dir/I/2003 dated 17 January 2003, the credit rating of the Company's Tranche B restructured Rupiah bonds is idB+.

b. Obligasi lain / ***b. Other bonds***

Berikut ini disajikan rincian obligasi lain:

Details of other bonds are presented below:

Debitur/ *Borrowers*	Pefindo peringkat/ *rating*	2003 Jangka Jumlah/ *Total*	2003 Jangka pendek/ *Current*	2003 Jangka panjang/ *Non-current*	2002 Jangka Jumlah/ *Total*	2002 Jangka pendek/ *Current*	2002 Jangka panjang/ *Non-current*
PT Astra Agro Lestari Tbk	idA-	495,291	-	495,291	487,535	-	487,535
PT Astra Sedaya Finance	idA-	1,242,697	424,729	817,968	673,363	284,471	388,892
PT Federal International Finance	idA-	293,358	28,125	265,233	-	-	-
		2,031,346	452,854	1,578,492	1,160,898	284,471	876,427

Debitur/ *Borrowers*	Jatuh tempo/ *Maturity*	Tingkat bunga/ *Interest rates*	Lain-lain/ *Security*
PT Astra Agro Lestari Tbk	15 Mar 2005	17.7%	Tanpa jaminan. Dana pelunasan obligasi perlu disiapkan/ *Unsecured, with a sinking fund required to be set up.*
PT Astra Sedaya Finance (Obligasi Seri II)/ *(Bond Series II)*	24 May 2005	18.75%	Dijamin dengan jaminan fiducia dari piutang pembiayaan konsumen sampai dengan 60% dari total pokok obligasi, jika peringkat obligasi jatuh dibawah BBB/ *Secured by fiduciary guarantee over consumer financing receivables amounting to 60% of the total principal of the bonds, if the rating of the bonds falls below in credit rating of BBB.*
PT Astra Sedaya Finance (Obligasi Seri III A, B, C)/ *(Bond Series III A, B, C)*	20 May 2005 sampai dengan/*until* 20 May 2007	12.5%-13.5%	Dijamin dengan jaminan fiducia dari piutang pembiayaan konsumen sampai dengan 60% dari total pokok obligasi, jika peringkat obligasi jatuh dibawah BBB/ *Secured by fiduciary guarantee over consumer financing receivables amounting to 60% of the total principal of the bonds, if the rating of the bonds falls below in credit rating of BBB.*
PT Federal International Finance (Obligasi Seri A, B, C)/ *(Bond Series A, B, C)*	2 Sep 2005	18.5%	Dijamin dengan jaminan fiducia dari piutang pembiayaan konsumen sampai dengan 110% dari total pokok obligasi, jika peringkat obligasi jatuh dibawah BBB/ *Secured by fiduciary guarantee over consumer financing receivables amounting to 110% of the total principal of the bonds, if the rating of the bonds falls below in credit rating of BBB.*

(Expressed in millions of Rupiah)

Pada tanggal 29 Maret 2003, ASF melunasi Obligasi Seri I dengan nilai nominal Rp 300 miliar.

On 29 March, 2003, ASF has paid the Bonds Series I amounting Rp 300 billion.

Anak perusahaan tersebut di atas juga tidak diijinkan untuk melakukan tindakan-tindakan tertentu tanpa persetujuan dari kreditur dan harus mempertahankan rasio keuangan tertentu.

The subsidiaries are also prohibited from taking certain corporate actions without written approval from the lenders, and must maintain certain financial ratios.

18. PINJAMAN DANA REBOISASI

18. REFORESTATION LOANS

Pinjaman Dana Reboisasi (DR) merupakan pinjaman dari Departemen Kehutanan dan Perkebunan Republik Indonesia yang disalurkan melalui PT Bank Mandiri (Persero) untuk membiayai pengembangan Hutan Tanaman Industri PT Sumalindo Hutani Jaya dan PT Surya Hutani Jaya, anak perusahaan tidak langsung, dengan rincian sebagai berikut:

Reforestation loans represent loans from the Ministry of Forestry and Plantations of the Republic of Indonesia through PT Bank Mandiri (Persero), to finance the industrial timber plantations of PT Sumalindo Hutani Jaya and PT Surya Hutani Jaya, indirect subsidiaries. Details are as follows:

	2003	2002	
Pinjaman DR - tanpa bunga	-	96,731	*Reforestation loans - without interest*
Pinjaman DR - dengan bunga komersial	-	86,406	*Reforestation loans - with interest*
Bunga pinjaman DR	-	102,067	*Interest on reforestation loans*
	-	285,204	

Pinjaman ini dijamin oleh SLJ, serta dijamin dengan aktiva tetap dan persediaan milik PT Sumalindo Hutani Jaya dan PT Surya Hutani Jaya dan dibayar melalui angsuran tengah tahunan sampai dengan tanggal 15 Januari 2008.

The loans were guaranteed by SLJ, and were secured by the fixed assets and inventories of PT Sumalindo Hutani Jaya and PT Surya Hutani Jaya, payable in semi-annual instalments up to 15 January 2008.

Sejak tahun 1998, sampai dengan tanggal pelepasan SLJ, kedua anak perusahaan tidak langsung dari SLJ tidak dapat memenuhi kewajiban pembayaran angsuran pinjaman dana reboisasi yang jatuh tempo. Sejak tahun 1998, kedua anak perusahaan tersebut telah mengajukan permohonan restrukturisasi pinjaman dana reboisasi kepada Departemen Kehutanan dan Perkebunan Republik Indonesia.

From 1998, to the date of disposal of SLJ, neither indirect subsidiary of SLJ had been able to fulfil their obligations in respect to the amounts due. Since 1998, both indirect subsidiaries had requested the restructuring of their reforestation loans from the Ministry of Forestry and Plantation of the Republic of Indonesia.

Sesuai dengan perjanjian pinjaman, kegagalan dalam memenuhi kewajiban pinjaman tersebut mengakibatkan bank berhak untuk menerbitkan *enforcement notice* pinjaman dana reboisasi ini sewaktu-waktu dapat diminta pembayarannya sekaligus. Oleh karena itu, pada tanggal 30 Juni 2002, kewajiban tersebut diklasifikasikan sebagai kewajiban jangka pendek.

Under the loan agreements, due to the above mentioned default of obligations the banks have the rights to issue an enforcement notice with the effect that the debt are declared immediately due and payable and therefore they were classified as current liabilities as at 30 June 2002.

Sehubungan dengan penjualan investasi perseroan di SLJ pada tanggal 19 Agustus 2002, maka saldo pinjaman ini tidak lagi tercermin dalam laporan

Due to the disposal of Company's investment in SLJ on 19 August 2002, the balance of the loans are no longer included in the consolidated financial

(Expressed in millions of Rupiah)

19. HAK MINORITAS ATAS AKTIVA BERSIH ANAK PERUSAHAAN

19. *MINORITY INTEREST IN NET ASSETS OF SUBSIDIARIES*

Rincian proporsi pemilikan pemegang saham minoritas atas aktiva bersih dan laba/(rugi) bersih anak perusahaan yang dikonsolidasi berdasarkan segmen industri adalah sebagai berikut:

Details of minority interest in the net assets and net income/(loss) of consolidated subsidiaries, by industry segment, are as follows:

	2003					
Investee	31/12/2002	Laba/(rugi) bersih/ *Net income/ (loss)*	Dividen/ *Dividends*	Lain-lain/ *Others*	30/06/2003	*Investee*
Otomotif	1,335,910	272,414	(75,129)	372	1,533,567	*Automotive*
Jasa keuangan	483,024	66,556	(65,542)	458	484,496	*Financial services*
Perkebunan	513,229	61,947	(38,010)	6,193	543,359	*Agribusiness*
Teknologi informasi	66,775	6,286	(3,070)	3,421	73,412	*Information technology*
Alat-alat berat	23,117	1,722	(1,007)	249	24,081	*Heavy equipment*
Lain-lain	694	(4)	-	-	690	*Others*
	2,422,749	408,921	(182,758)	10,693	2,659,605	

	2002					
Investee	31/12/2001	Laba/(rugi) bersih/ *Net income/ (loss)*	Dividen/ *Dividends*	Lain-lain/ *Others*	30/06/2002	*Investee*
Otomotif	1,040,893	170,598	(73,726)	17,946	1,155,711	*Automotive*
Jasa keuangan	421,895	72,602	(60,307)	331	434,521	*Financial services*
Perkebunan	449,389	39,193	(7,300)	11,493	492,775	*Agribusiness*
Perkayuan	7	11,465	-	(2,435)	9,037	*Wood-based*
Teknologi informasi	49,594	11,465	-	695	61,754	*Information technology*
Alat-alat berat	21,071	3,019	(2,229)	(4)	21,857	*Heavy equipment*
Lain-lain	703	(4)	-	-	699	*Others*
	1,983,552	308,338	(143,562)	28,026	2,176,354	

Laba bersih hak minoritas dari anak perusahaan sejumlah Rp 408,92 miliar (2002: Rp 308,34 miliar), telah dialokasikan sebagai berikut:

The minority interest in the net income of subsidiaries of Rp 408.92 billion (2002: Rp 308.34 billion), was allocated as follows:

	2003	2002	
Operasi dalam penghentian	-	11,465	*Discontinuing operation*
Operasi yang dilanjutkan	408,921	296,873	*Continuing operations*
	408,921	308,338	

(Expressed in millions of Rupiah)

20. MODAL SAHAM

20. *SHARE CAPITAL*

Susunan pemegang saham pada tanggal 30 Juni 2003 dan 2002 berdasarkan catatan yang dibuat oleh PT Raya Saham Registra, biro administrasi efek adalah sebagai berikut:

Details of shareholders based on records maintained by PT Raya Saham Registra, share administrator as at 30 June 2003 and 2002, are as follows:

	2003			
	Jumlah saham ditempatkan dan disetor penuh/ *Number of shares issued and fully paid*	Persentase pemilikan/ *Percentage of ownership*	Jumlah/ *Amount*	
Cycle & Carriage (Mauritius) Ltd.	1,408,975,504	35.08%	704,488	*Cycle & Carriage (Mauritius) Ltd.*
Norbax Inc.	330,347,002	8.22%	165,174	*Norbax Inc.*
GSIC C.	212,289,127	5.29%	106,145	*GSIC C.*
Brian Richard Keelann (Komisaris)	3,384,615	0.08%	1,692	*Brian Richard Keelan (Commisioners)*
Lain-lain (masing-masing kepemilikan di bawah 5%)	2,061,936,868	51.33%	1,030,968	*Others (each ownership less than 5%)*
	4,016,933,116	100%	2,008,467	

	2002			
	Jumlah saham ditempatkan dan disetor penuh/ *Number of shares issued and fully paid*	Persentase pemilikan/ *Percentage of ownership*	Jumlah/ *Amount*	
Cycle & Carriage (Mauritius) Ltd.	812,386,875	31.18%	406,193	*Cycle & Carriage (Mauritius) Ltd.*
Toyota Motor Corporation	192,000,000	7.37%	96,000	*Toyota Motor Corporation*
Norbax Inc.	172,773,504	6.63%	86,387	*Norbax Inc.*
GSIC C.	137,987,933	5.30%	68,994	*GSIC C.*
Lain-lain (masing-masing kepemilikan di bawah 5%)	1,290,184,924	49.52%	645,093	*Others (each ownership less than 5%)*
	2,605,333,236	100.00 %	1,302,667	

Penambahan saham yang beredar berasal dari eksekusi *rights* dan opsi pemilikan saham oleh karyawan (lihat Catatan 21).

The increase in issued share capital is from the exercise of rights and employee stock options (refer to Note 21).

Lihat Catatan 1 sehubungan dengan penjelasan mengenai Penawaran Umum Terbatas II kepada Pemegang Saham Dalam Rangka Penerbitan Hak Memesan Efek Terlebih Dahulu.

Refer to Note 1 for details of Limited Public Offering II respect of Rights Issue.

21. TAMBAHAN MODAL DISETOR

21. *ADDITIONAL PAID-IN CAPITAL*

	2003	2002	
Selisih antara pembayaran yang diterima dengan nilai nominal - bersih	1,074,511	423,142	*Excess of proceeds over par value - net*
Rights yang belum dieksekusi	12,171	13,893	*Rights not yet exercised*
Opsi saham karyawan			*Employee stock options not*

(Expressed in millions of Rupiah)

Perseroan telah menerbitkan sejumlah 258.398.155 *rights* kepada kreditur dan pemegang obligasi Seri III dengan nilai wajar sebesar Rp 400 per *right* dimana setiap pemegang satu *right* berhak membeli satu saham dengan harga Rp 500 (Rupiah penuh) per saham. *Rights* ini dapat dieksekusi sejak tanggal 1 Juli 1999 sampai dengan 31 Desember 2002 (lihat Catatan 16a). Jumlah *rights* yang telah dieksekusi sampai dengan 30 Juni 2003 dan 2002 adalah masing-masing sejumlah 227.970.467 dan 223.664.262 saham.

The Company has issued 258,398,155 rights to Series III creditors and bondholders at a fair value of Rp 400 per right, which allow the rights holder to purchase one share at the price of Rp 500 (full Rupiah) per share for each right. The rights are exercisable commencing 1 July 1999 expiring 31 December 2002 (refer to Note 16a). Rights already exercised up to 30 June 2003 and 2002 are 227,970,467and 223,664,262 shares respectively.

Berdasarkan perjanjian restrukturisasi hutang Perseroan, dana yang diterima pada saat eksekusi *rights* harus ditempatkan sebagai dana pelunasan obligasi. Saldo dana pelunasan obligasi pada tanggal 30 Juni 2003 adalah Rp 1,59 miliar dan US$ 0,5 juta (setara dengan Rp 5,31 miliar). Jumlah dana tersebut pada tanggal 30 Juni 2002 adalah Rp 105,53 miliar dan US$ 4,5 juta (setara dengan Rp 144,52 miliar).

Based on the debt restructuring agreement relating to the bonds, funds received from the rights exercised are deposited into a bond sinking fund. The balance of the bonds sinking fund as at 30 June 2003 amounted to Rp 1.59 billion and US$ 0.5 million (total equivalent of Rp 5.31 billion). The balance as at 30 June 2002 amounted to Rp 105.53 billion and US$ 4.5 million (total equivalent of Rp 144.52 billion).

Sehubungan dengan opsi pemilikan saham yang diberikan kepada karyawan dan eksekutif Perseroan dan anak perusahaan, selama tahun 2003 tidak ada opsi yang dieksekusi. Per tanggal 30 Juni 2003 jumlah opsi yang masih beredar sebanyak 10.948.000 lembar (lihat Catatan 29).

In respect of stock options granted to the Company's and subsidiaries' employees and executives, there is no options have been exercised during 2003. As at 30 June 2003, 10,948,000 options are still outstanding (refer to Note 29).

22. SALDO LABA TELAH DITENTUKAN PENGGUNAANNYA

22. APPROPRIATED RETAINED EARNINGS

Berdasarkan Undang-Undang No. 1 tahun 1995 tentang Perseroan Terbatas, perusahaan Indonesia diwajibkan untuk menyisihkan cadangan umum hingga sekurang-kurangnya 20% dari modal yang ditempatkan. Cadangan tersebut disisihkan dari saldo laba atau laba bersih, dan hanya dapat digunakan untuk menutup kerugian yang tidak dapat dipenuhi oleh cadangan lain. Undang-Undang tersebut tidak mengatur jangka waktu untuk penyisihan cadangan umum tersebut.

Under Indonesian Company Law No. 1/1995, Indonesian companies are required to set up a reserve fund of at least 20% of the subscribed capital. This reserve has to be created from retained earnings or net income, and can only be used to cover losses that can not be covered by other reserves. The period of time over which this amount should be provided is not stipulated.

Pada tahun 1997, Perseroan telah membentuk cadangan umum sebesar Rp 4,7 miliar.

In 1997, the Company has appropriated a reserve fund of Rp 4.7 billion.

Dalam Rapat Umum Pemegang Saham Tahunan Perseroan tanggal 22 Mei 2003, yang telah diaktakan dengan akta notaris P.S.A. Tampubolon, SH, M,Kn., No. 27 pada tanggal yang sama, para pemegang saham menyetujui penambahan pembentukan cadangan umum sebesar Rp 40 miliar yang berasal dari laba bersih tahun 2002, sehingga total saldo laba yang telah ditentukan penggunaannya per 30 Juni 2003 menjadi sebesar Rp 44,7 miliar.

In the Company's Annual Shareholders' Meeting held on 22 May 2003, and notarised by the Notarial Deed No. 27 of Notary P.S.A. Tampubolon, SH, M,Kn., on the same date, the shareholders approved the addition of the appropriation of general reserve amounting to Rp 40 billion from the 2002 net income, therefore the total balance of appropriated retained earnings as of 30 June 2003 is Rp 44.7 billion.

(Expressed in millions of Rupiah)

23. PENGHASILAN BERSIH / *23. NET REVENUES*

	2003	2002	
Pihak ketiga	14,337,574	14,042,054	*Third parties*
Pihak yang mempunyai hubungan istimewa (lihat Catatan 26b)	1,336,160	1,186,724	*Related parties (refer to Note 26b)*
	15,673,734	15,228,778	
Dikurangi:			*Less:*
Penghasilan bersih - operasi dalam penghentian	-	(418,428)	*Net revenues - discontinuing operation*
Penghasilan bersih - operasi yang dilanjutkan	15,673,734	14,810,350	*Net revenues - continuing operations*

Tidak ada penjualan kepada pihak ketiga yang melebihi 10% dari total penjualan.

No sales to third parties exceed 10% of total sales.

Lihat Catatan 25 untuk penjualan berdasarkan segmen industri.

Refer to Note 25 for sales by industry segment.

24. BEBAN USAHA / *24. OPERATING EXPENSES*

	2003	2002	
Beban penjualan			***Selling expenses***
Iklan dan promosi	276,050	205,214	*Advertising and promotion*
Komisi penjualan	226,833	188,972	*Sales commissions*
Gaji, upah, bonus dan kesejahteraan (lihat Catatan 29 dan 30)	181,279	148,210	*Salaries, wages, bonuses and welfare (refer to Notes 29 and 30)*
Beban gudang dan pengepakan	108,153	104,981	*Warehousing and packaging*
Penyisihan piutang tak tertagih	102,190	34,730	*Bad debts*
Lain-lain (masing-masing di bawah Rp 20 miliar)	101,572	103,203	*Others (below Rp 20 billion each)*
	996,077	785,310	
Beban umum dan administrasi			***General and administrative expenses***
Gaji, upah, bonus dan kesejahteraan (lihat Catatan 29 dan 30)	542,579	502,001	*Salaries, wages, bonuses and welfare (refer to Notes 29 and 30)*
Penyusutan dan amortisasi	104,955	86,411	*Depreciation and amortisation*
Pajak dan perizinan	65,620	26,171	*Taxes and licenses*
Honorarium tenaga ahli	58,792	85,756	*Professional fees*
Alat tulis dan beban kantor lainnya	47,571	39,528	*Supplies and other office expenses*
Perbaikan dan pemeliharaan	44,943	44,876	*Repairs and maintenance*
Komunikasi	40,605	32,168	*Communications*
Perjalanan dan transportasi	28,496	33,598	*Travelling and transportation*
Sumbangan dan representasi	10,412	38,747	*Donations and representation*
Lain-lain (masing-masing di bawah Rp 20 miliar)	109,419	116,021	*Others (below Rp 20 billion each)*
	1,053,392	1,005,277	
	2,049,469	1,790,587	
Dikurangi:			*Less:*
Beban usaha - operasi dalam penghentian	-	(35,569)	*Operating expenses - discontinuing operation*

(Expressed in millions of Rupiah)

25. INFORMASI SEGMEN USAHA / *25. SEGMENT INFORMATION*

Informasi mengenai segmen industri Perseroan dan anak perusahaan adalah sebagai berikut:

Details of the Company's and subsidiaries' industry segments are as follows:

	Penghasilan bersih/ *Net revenues*		Laba/(rugi) usaha/ *Operating income/(loss)*		Jumlah aktiva/ *Total assets*		
	2003	2002	2003	2002	2003	2002	
Otomotif	12,966,220	12,613,603	995,146	845,380	23,224,314	20,070,404	*Automotive*
Jasa keuangan	990,396	760,396	281,465	239,496	5,843,015	4,432,030	*Financial services*
Perkebunan	1,186,699	902,134	345,928	247,942	2,614,553	2,614,802	*Agribusiness*
Perkayuan	-	418,428	-	(71,949)	-	1,509,985	*Wood-based*
Teknologi informasi	340,962	387,562	18,216	33,857	713,642	790,917	*Information technology*
Alat-alat berat	185,395	145,219	12,462	14,447	208,653	188,370	*Heavy equipment*
Lain-lain	12,610	9,793	(6,945)	(26,493)	1,182,600	994,240	*Others*
Jumlah	15,682,282	15,237,135	1,646,272	1,282,680	33,786,777	30,600,748	*Total*
Eliminasi*	(8,548)	(8,357)	23,126	22,871	(4,156,974)	(3,465,103)	*Eliminations**
Konsolidasian	15,673,734	15,228,778	1,669,420	1,305,551	29,629,803	27,135,645	*Consolidated*
Dikurangi: Operasi dalam penghentian	-	418,428	-	(71,949)	-	1,509,985	*Less: Discontinuing operation*
Operasi yang dilanjutkan	15,673,734	14,810,350	1,669,397	1,377,500	29,629,803	25,625,660	*Continuing operations*

	Beban pokok penghasilan / *Cost of revenues*		Beban bunga/ *Interest expense*		Jumlah kewajiban/ *Total liabilities*		
	2003	2002	2003	2002	2003	2002	
Otomotif	10,633,084	10,550,384	274,725	317,386	12,045,781	13,713,228	*Automotive*
Jasa keuangan	235,138	220,115	-	-	4,006,334	3,211,147	*Financial services*
Perkebunan	727,261	552,941	69,673	80,126	1,189,256	1,304,820	*Agribusiness*
Perkayuan	-	454,808	-	53,678	-	1,634,794	*Wood-based*
Teknologi informasi	225,638	264,469	5,115	10,605	381,612	489,282	*Information technology*
Alat-alat berat	152,303	112,367	2,574	1,307	110,509	99,289	*Heavy equipment*
Lain-lain	4,571	3,047	-	-	107,076	133,894	*Others*
Jumlah	11,977,995	12,158,131	352,087	463,102	17,840,568	20,586,454	*Total*
Eliminasi*	(23,127)	(25,491)	(4,964)	(6,726)	(563,350)	(593,826)	*Eliminations**
Konsolidasian	11,954,868	12,132,640	347,123	456,376	17,277,218	19,992,628	*Consolidated*
Dikurangi: Operasi dalam penghentian	-	454,808	-	53,498	-	1,634,794	*Less: Discontinuing operation*
Operasi yang dilanjutkan	11,954,868	11,677,832	347,123	405,878	17,277,218	18,357,834	*Continuing operations*

* Eliminasi antar segmen industri

** Elimination between industry segments*

(Expressed in millions of Rupiah)

	Depresiasi/ *Depreciation*		Pengeluaran modal/ *Capital expenditure*		
	2003	2002	2003	2002	
Otomotif	239,906	223,165	421,492	255,338	*Automotive*
Jasa keuangan	21,311	14,608	49,270	37,044	*Financial services*
Perkebunan	73,004	64,969	66,442	56,192	*Agribusiness*
Perkayuan	-	41,744	-	15,315	*Wood-based*
Teknologi informasi	38,951	35,027	36,773	48,361	*Information technology*
Alat-alat berat	3,569	646	6,341	7,673	*Heavy equipment*
Lain-lain	1,119	1,173	123	18,003	*Others*
Konsolidasian	377,860	381,332	580,442	437,926	*Consolidated*
Dikurangi:					*Less:*
Operasi dalam penghentian	-	(41,744)	-	(15,315)	*Discontinuing operation*
Operasi yang dilanjutkan	377,860	339,588	580,442	422,611	*Continuing operations*

26. INFORMASI MENGENAI PIHAK-PIHAK YANG MEMPUNYAI HUBUNGAN ISTIMEWA

Dalam kegiatan usahanya, Perseroan dan anak perusahaan mengadakan transaksi dengan pihak-pihak yang mempunyai hubungan istimewa yang terutama terdiri dari penjualan, pembelian, uang muka dan transaksi keuangan lainnya.

a. Sifat hubungan dan transaksi:

Rincian dari sifat hubungan dan transaksi pihak-pihak yang mempunyai hubungan istimewa adalah sebagai berikut:

i. Anak perusahaan langsung dan tidak langsung

Lihat Catatan 1 untuk daftar anak perusahaan langsung.

ii. Perusahaan terasosiasi secara langsung dan tidak langsung

Lihat Catatan 11 untuk perusahaan asosiasi langsung Perseroan dan anak perusahaan.

Lihat dibawah ini untuk perusahaan asosiasi tidak langsung:

26. RELATED PARTY INFORMATION

The Company and subsidiaries, in their regular conduct of business, have engaged in transactions with related parties principally consisting of sales, purchases, advances and financial transactions.

a. Nature of relationship and transactions:

Details of the nature of relationships and transactions with related parties are as follows:

i. Direct and indirect subsidiaries

Refer to Note 1 for the list of the Company's direct subsidiaries.

ii. Direct and indirect associates

Refer to Note 11 for the Company's and subsidiaries' direct associates.

Refer below for indirect associates:

(Expressed in millions of Rupiah)

- PT Kokusai Godo Denso Indonesia
- PT Pamapersada Nusantara
- PT Suryaraya Rubberindo Industries
- Sunray Pte., Ltd.
- PT Toyoda Gosei Safety Systems Indonesia

iii. Perusahaan yang hak suaranya dimiliki secara substansial, baik secara langsung maupun tidak langsung, oleh anggota manajemen kunci (termasuk anggota keluarga dekat) dan perusahaan yang memiliki anggota manajemen kunci yang sama:

iii. Companies for which a substantial portion of the voting power is owned, directly or indirectly, by key management personnel (including close members of family) and companies which have common key management personnel are as follows:

- Aisin Seiki Co., Ltd.
- Asahi Forging Co., Ltd.
- Cycle and Carriage Ltd.
- Daido Kogyo Co., Ltd.
- Isuzu Motors Asia Ltd.
- Isuzu Motors Ltd.
- Itochu Corporation
- Izumi Industrial Ltd.
- Japan Storage Battery Co., Ltd.
- Keihin Seimitsu Kogyo Co., Ltd.
- Nissan Diesel Motor Co., Ltd.
- PT Adira Dinamika Mobilindo
- PT Adira Dwi Mobilindo
- PT Artimas Kencana Murni *
- PT Chuhatsu Indonesia (dahulu/*formerly* PT Tri Satria Utama)
- PT Mandau Abadi *
- PT Toyota Tsusho Export Import
- PT Komatsu Indonesia
- PT Abadi Berindo Autotech (dahulu/*formerly* PT Kadera AR Indonesia)
- PT Katshusiro Indonesia
- PT Inti Ganda Perdana
- PT Wahana Eka Paramita
- PT Gemala Kempa Daya
- Marubeni Corporation
- PT Astra CMG Life
- Multico System Engineering Pte. Ltd., Singapore
- PT Century Batteries Indonesia Ltd.
- PT Daikin Clutch Indonesia
- PT EDS Manufacturing Indonesia *
- PT Inkoasku
- PT Nusa Toyotetsu Indonesia
- PT Palingda Nasional
- PT Pandu Dian Pertiwi *
- PT Batu Penggal Chemical Industry *
- Toyota Motor Corporation
- Toyota Tsusho Corporation
- Toyota Motor Asia Pacific, Pte., Ltd. (dahulu/*formerly* Toyota Motor Management Services Singapore Pte., Ltd., Singapore)
- PT Aisin Takaoka Indonesia
- PT Aisin Indonesia
- PT GE Finance Indonesia
- PT SKF Indonesia*
- PT Badhra Primasatya
- PT Tri Dharma Wisesa
- PT NHK Gasket Indonesia
- Daido Steel Co., Ltd.
- PT Federal Nittan Industries
- PT Sugity Creatives
- PT Federal Izumi Indonesia

* Bukan merupakan pihak yang mempunyai hubungan istimewa pada 30 Juni 2003. / *No longer related party as at 30 June 2003.*

iv. Dimiliki oleh karyawan Perseroan dan anak perusahaan:

iv. Owned by Astra Company and subsidiaries' employees:

- Koperasi Karyawan Astra

Selama periode yang berakhir 30 Juni 2003 dan 2002, tidak terdapat transaksi yang masuk dalam definisi benturan kepentingan sebagaimana diatur dalam Peraturan Bapepam No. IX.E1., kecuali rencana untuk reorganisasi TMMI (lihat Catatan 3c).

During the periods ended 30 June 2003 and 2002, there were no transactions that meet the definition of a conflict of interest pursuant to Bapepam Regulation No. IX.E1., except for TMMI reorganization plan (refer Note 3c).

(Expressed in millions of Rupiah)

b. Penjualan

Rincian penjualan kepada pihak-pihak yang mempunyai hubungan istimewa adalah sebagai berikut:

b. Sales

Details of sales to related parties are as follows:

	2003		2002		
	%*	Rp	%*	Rp	
Toyota Motor Asia Pacific, Pte., Ltd.	3.77	591,146	3.42	521,010	*Toyota Motor Asia Pacific, Pte., Ltd.*
Isuzu Motors Asia, Ltd.	1.36	212,407	0.05	7,223	*Isuzu Motors Asia, Ltd.*
Toyota Motor Corporation	1.07	167,195	1.00	152,613	*Toyota Motor Corporation*
PT Adira Dinamika Mobilindo	0.62	96,543	0.55	83,740	*PT Adira Dinamika Mobilindo*
PT Astra Honda Motor	0.54	84,443	0.97	147,339	*PT Astra Honda Motor*
Konsorsium Intertel Astratel	0.39	60,673	0.40	60,389	*Konsorsium Intertel Astratel*
PT Astra Daihatsu Motor	0.20	30,874	0.25	37,857	*PT Astra Daihatsu Motor*
PT Adira Dwi Mobilindo	0.17	26,083	0.34	51,317	*PT Adira Dwi Mobilindo*
PT Pamapersada Nusantara	0.16	25,450	0.18	27,508	*PT Pamapersada Nusantara*
PT Showa Indonesia Mfg.	0.08	12,196	0.07	11,338	*PT Showa Indonesia Mfg.*
PT Mesin Isuzu Indonesia	0.03	3,964	0.20	30,255	*PT Mesin Isuzu Indonesia*
PT Kayaba Indonesia	0.02	3,244	0.03	3,949	*PT Kayaba Indonesia*
PT Pramindo Ikat Nusantara	0.02	2,519	0.14	21,101	*PT Pramindo Ikat Nusantara*
PT United Tractors Tbk	0.01	2,339	0.05	7,315	*PT United Tractors Tbk*
PT Pandu Dayatama Patria	0.01	2,314	0.00	230	*PT Pandu Dayatama Patria*
PT Denso Indonesia Corp.	0.01	1,805	0.00	505	*PT Denso Indonesia Corp.*
PT Berau Coal	0.01	1,578	0.02	3,311	*PT Berau Coal*
Isuzu Motor, Ltd	0.01	1,146	0.00	-	*Isuzu Motor, Ltd*
PT Wahana Eka Paramitra	0.01	1,075	0.01	1,304	*PT Wahana Eka Paramitra*
PT Komatsu Indonesia	0.00	493	0.03	4,009	*PT Komatsu Indonesia*
PT Kokusai Godo Denso Indonesia	-	242	0.01	2,141	*PT Kokusai Godo Denso Indonesia*
PT EDS Manufacturing Indonesia **	-	-	0.02	3,668	*PT EDS Manufacturing Indonesia ** *
Lain-lain (masing-masing dibawah Rp 1 miliar)	0.05	8,431	0.06	8,602	*Others (below Rp 1 billion each)*
Total Penjualan	8.54	1,336,160	7.80	1,186,724	*Total Sales*

* % terhadap jumlah penjualan
** Bukan merupakan pihak yang mempunyai hubungan istimewa pada 30 Juni 2003.

* *% of total sales*
** *No longer related party as at 30 June 2003.*

Penjualan barang ke pihak yang mempunyai hubungan istimewa dilakukan berdasarkan persyaratan dan harga yang wajar *(arm's length basis)*.

Sales of goods to related parties are on an arm's length basis.

c. Pembelian

Rincian pembelian dari pihak-pihak yang mempunyai hubungan istimewa adalah sebagai berikut:

c. Purchases

Details of purchases from related parties are as follows:

	2003		2002		
	%*	Rp	%*	Rp	
Toyota Motor Asia Pacific, Pte., Ltd.	15.06	1,800,653	3.44	417,812	*Toyota Motor Asia Pacific, Pte., Ltd.*
PT Astra Honda Motor	13.41	1,603,671	14.34	1,739,995	*PT Astra Honda Motor*
PT Astra Daihatsu Motor	5.06	604,369	6.43	780,043	*PT Astra Daihatsu Motor*
Toyota Motor Corporation	2.75	328,756	13.50	1,638,416	*Toyota Motor Corporation*
PT Abadi Berindo Autotech	2.06	246,390	1.82	220,931	*PT Abadi Berindo Autotech*
PT Denso Indonesia Corporation	2.04	243,609	2.94	356,886	*PT Denso Indonesia Corporation*

(Expressed in millions of Rupiah)

	2003		2002		
	%*	Rp	%*	Rp	
Toyota Tsusho Corporation	0.88	104,876	0.50	60,525	*Toyota Tsusho Corporation*
PT Nusa Toyotetsu Indonesia	0.69	82,137	-	-	*PT Nusa Toyotetsu Indonesia*
PT Pandu Dayatama Patria	0.48	57,746	0.33	39,541	*PT Pandu Dayatama Patria*
Aisin Seiki Co., Ltd.	0.39	46,278	0.37	45,476	*Aisin Seiki Co., Ltd.*
PT Century Batteries Indonesia Ltd.	0.32	38,828	0.74	90,264	*PT Century Batteries Indonesia Ltd.*
PT Kayaba Indonesia	0.32	38,444	0.44	53,402	*PT Kayaba Indonesia*
PT Aisin Takaoka Indonesia	0.27	31,873	0.21	25,706	*PT Aisin Takaoka Indonesia*
PT Tri Dharma Wisesa	0.20	24,206	0.17	20,338	*PT Tri Dharma Wisesa*
PT Inti Ganda Perdana	0.19	23,041	0.09	11,147	*PT Inti Ganda Perdana*
PT Chuhatsu Indonesia	0.17	20,285	0.00	143	*PT Chuhatsu Indonesia*
PT Gemala Kempa Daya	0.16	19,531	0.05	5,615	*PT Gemala Kempa Daya*
PT Palingda Nasional	0.12	14,034	0.06	7,083	*PT Palingda Nasional*
PT United Tractors Tbk	0.11	12,846	0.03	4,103	*PT United Tractors Tbk.*
PT EDS Manufacturing Indonesia**	-	-	0.47	56,444	*PT EDS Manufacturing Indonesia***
PT Batu Penggal Chemical Industry**	-	-	0.13	15,297	*PT Batu Penggal Chemical Industry***
Lain-lain (masing-masing dibawah Rp 1 miliar)	0.49	59,009	0.80	97,040	*Others (below Rp 1 billion each)*
Total Pembelian	49.50	5,918,051	50.94	6,182,208	*Total Purchases*

* % terhadap jumlah beban pokok penghasilan / *% of total cost of revenues*
** Bukan merupakan pihak yang mempunyai hubungan istimewa pada 30 Juni 2003. / *No longer related party as at 30 June 2003.*

Pembelian barang dari pihak yang mempunyai hubungan istimewa dilakukan berdasarkan persyaratan dan harga yang wajar *(arm's length basis).*

Purchases of goods from related parties are on an arm's length basis.

d. Pendapatan dan beban lain-lain

d. Other income and charges

Anak perusahaan tertentu mempunyai berbagai perjanjian lisensi, bantuan teknis, royalti dan merek dagang dengan berbagai perusahaan asing yang mempunyai hubungan istimewa. Jumlah biaya royalti yang dibebankan ke dalam usaha berjumlah Rp 63,26 miliar pada tahun 2003 dan Rp 97,87 miliar pada tahun 2002 (lihat Catatan 28d).

Certain subsidiaries have various licensing, technical assistance, royalty and trade mark agreements with various related foreign companies. Royalty expenses charged to operations amounted to Rp 63.26 billion in 2003 and Rp 97.87 billion in 2002 (refer to Note 28d).

Sesuai dengan perjanjian yang dirinci pada Catatan 28b, Perseroan membayar kepada PT Pandu Dian Pertiwi ("PDP"), yang sudah tidak merupakan pihak yang mempunyai hubungan istimewa pada tanggal 30 Juni 2003, sejumlah US$ 2,5 juta (2002: US$ 2,5 juta).

Pursuant to the agreement detailed in Note 28b, the Company paid to PT Pandu Dian Pertiwi ("PDP"), which ceased to be a related party by 30 June 2003, an amount of US$ 2.5 million (2002: US$ 2.5 million).

e. Piutang usaha

e. Trade receivables

Piutang usaha dari pihak-pihak yang mempunyai hubungan istimewa adalah sebagai berikut:

Trade receivables from related parties are as follows:

	2003	2002	
Rupiah:			*Rupiah:*
PT Astra Honda Motor	39,119	29,237	*PT Astra Honda Motor*
PT Astra Daihatsu Motor	9,401	9,706	*PT Astra Daihatsu Motor*
Cambodia Astra Motor Ltd.	4,795	-	*Cambodia Astra Motor Ltd.*

(Expressed in millions of Rupiah)

	2003	2002	
PT Showa Indonesia Mfg.	2,368	1,947	*PT Showa Indonesia Mfg.*
PT Adira Dinamika Mobilindo	2,183	14,365	*PT Adira Dinamika Mobilindo*
Myanmar Astra Chinte Motor Ltd.	1,656	-	*Myanmar Astra Chinte Motor Ltd.*
PT United Tractors Tbk	1,458	346	*PT United Tractors Tbk*
PT Pamapersada Nusantara	1,443	979	*PT Pamapersada Nusantara*
PT Mesin Isuzu Indonesia	1,028	8,783	*PT Mesin Isuzu Indonesia*
Lain-lain (masing-masing dibawah Rp 1 miliar)	5,704	4,191	*Others (below Rp 1 billion each)*
	69,155	69,554	
Mata uang asing:			*Foreign currencies:*
Toyota Motor Asia Pacific, Pte., Ltd.	110,580	89,834	*Toyota Motor Asia Pacific, Pte., Ltd.*
Isuzu Motor Asia Ltd.	40,598	23,728	*Isuzu Motor Asia Ltd.*
Toyota Motor Corporation	28,321	16,605	*Toyota Motor Corporation*
PT Astra Honda Motor	1,078	1,069	*PT Astra Honda Motor*
PT Pama Persada Nusantara	133	2,726	*PT Pama Persada Nusantara*
Cambodia Astra Motor Ltd.	-	4,917	*Cambodia Astra Motor Ltd.*
Myanmar Astra Chinte Motor Ltd.	-	1,656	*Myanmar Astra Chinte Motor Ltd.*
Lain-lain (masing-masing dibawah Rp 1 miliar)	858	2,825	*Others (below Rp 1 billion each)*
	181,568	143,360	
Jumlah	250,723	212,914	*Total*
Dikurangi:			*Less:*
Penyisihan piutang ragu-ragu	(29,464)	(6,636)	*Provision for doubtful accounts*
	221,259	206,278	

f. Piutang lain-lain / ***f. Other receivables***

Piutang lain-lain dari pihak-pihak yang mempunyai hubungan istimewa adalah sebagai berikut:

Other receivables from related parties are as follows:

	2003	2002	
Rupiah:			*Rupiah:*
PT Astra CMG Life	18,836	9,173	*PT Astra CMG Life*
PT GS Battery Inc.	10,339	7,563	*PT GS Battery Inc.*
PT Badhra Primasatya	4,855	3,739	*PT Badhra Primasatya*
PT Astra Honda Motor	4,821	30,860	*PT Astra Honda Motor*
PT Bina Pertiwi	4,135	3,900	*PT Bina Pertiwi*
PT Astra Daihatsu Motor	1,326	2,015	*PT Astra Daihatsu Motor*
PT Toyoda Gosei Safety Systems Indonesia	1,090	-	*PT Toyoda Gosei Safety Systems Indonesia*
PT Aisin Takaoka Indonesia	634	1,420	*PT Aisin Takaoka Indonesia*
PT Tri Dharma Wisesa	8	1,393	*PT Tri Dharma Wisesa*
Lain-lain (masing-masing di bawah Rp 1 miliar)	1,056	2,489	*Others (below Rp 1 billion each)*

(Expressed in millions of Rupiah)

	2003	2002	
Mata uang asing:			*Foreign currencies:*
Fuji Technica Indonesia	52,574	59,589	*Fuji Technica Indonesia*
Cambodia Astra Motor Ltd.	6,788	7,152	*Cambodia Astra Motor Ltd.*
Myanmar Astra Chinte Motor Ltd.	4,708	4,961	*Myanmar Astra Chinte Motor Ltd.*
Sunray Pte., Ltd.	-	9,700	*Sunray Pte., Ltd.*
Lain-lain (masing-masing dibawah Rp 1 miliar)	1,862	812	*Others (below Rp 1 billion each)*
	65,932	82,214	
Jumlah	113,032	144,766	*Total*
Dikurangi:			*Less:*
Penyisihan piutang ragu-ragu	(28,145)	(42,352)	*Provision for doubtful accounts*
	84,887	102,414	

Manajemen berkeyakinan bahwa penyisihan piutang ragu-ragu tersebut cukup untuk menutup kemungkinan kerugian atas tidak tertagihnya piutang pihak yang mempunyai hubungan istimewa.

Management believes that the provision for doubtful accounts is adequate to cover possible losses from non-collection of receivables from related parties.

Kecuali piutang dari PT Bina Pertiwi, semua piutang lain-lain tidak dibebankan bunga. Piutang dari PT Bina Pertiwi dibebankan bunga sebesar 16,5% per tahun.

Except for the receivable from PT Bina Pertiwi, all other receivables are non-interest bearing. The receivable from PT Bina Pertiwi is subject to interest at 16.5% per annum.

g. Piutang karyawan

g. Loans to officers and employees

Perseroan dan anak perusahaan tertentu memberikan pinjaman, yang pada umumnya tidak dikenakan bunga, untuk pembelian rumah dan kendaraan bermotor kepada karyawannya. Pada tanggal 30 Juni 2003 dan 2002, saldo pinjaman tersebut masing-masing berjumlah Rp 235,99 miliar dan Rp 223,02 miliar.

The Company and certain subsidiaries granted housing and vehicle loans to their officers and employees, which are generally non-interest bearing. As at 30 June 2003 and 2002, outstanding balances of these loans amounted to Rp 235.99 billion and Rp 223.02 billion respectively.

h. Hutang usaha

h. Trade payables

Hutang usaha dari pihak-pihak yang mempunyai hubungan istimewa adalah sebagai berikut:

Related party trade payables are as follows:

	2003	2002	
Rupiah:			*Rupiah:*
PT Astra Honda Motor	352,433	290,215	*PT Astra Honda Motor*
PT GS Battery Inc.	79,869	78,212	*PT GS Battery Inc.*
PT Abadi Berindo Autorech	40,844	56,771	*PT Abadi Berindo Autorech*
PT Astra Daihatsu Motor	31,813	39,853	*PT Astra Daihatsu Motor*
PT Sugity Creatives	31,563	590	*PT Sugity Creatives*
PT Toyota Tsusho Corporation	27,255	-	*PT Toyota Tsusho Corporation*
PT Denso Indonesia Corporation	26,123	53,874	*PT Denso Indonesia Corporation*
PT Century Batteries Indonesia Ltd.	23,032	18,222	*PT Century Batteries Indonesia Ltd.*
PT Kayaba Indonesia	19,561	28,387	*PT Kayaba Indonesia*

(Expressed in millions of Rupiah)

	2003	2002	
PT Nusa Toyotetsu Corporation	17,817	-	*PT Nusa Toyotetsu Corporation*
PT Aisin Takaoka Indonesia	6,590	7,205	*PT Aisin Takaoka Indonesia*
PT Gemala Kempa Daya	5,671	1,477	*PT Gemala Kempa Daya*
PT Mesin Isuzu Indonesia	5,567	28,741	*PT Mesin Isuzu Indonesia*
PT United Tractors Tbk	5,061	8,336	*PT United Tractors Tbk*
PT Tri Dharma Wisesa	4,824	7,887	*PT Tri Dharma Wisesa*
Itochu Corporation	3,531	-	*Itochu Corporation*
PT Chuhatsu Indonesia	3,223	-	*PT Chuhatsu Indonesia*
PT Inti Ganda Perdana	3,053	6,675	*PT Inti Ganda Perdana*
PT Palingda Nasional	2,613	2,080	*PT Palingda Nasional*
PT Daikin Clutch Indonesia	1,934	2,518	*PT Daikin Clutch Indonesia*
PT NHK Gasket Indonesia	1,765	3,117	*PT NHK Gasket Indonesia*
PT Wahana Eka Paramitra	1,456	2,561	*PT Wahana Eka Paramitra*
PT Federal Nittan Industries	1,375	132	*PT Federal Nittan Industries*
PT Suryaraya Rubberindo Industries	1,105	1,224	*PT Suryaraya Rubberindo Industries*
PT Pandu Dayatama Patria	616	349	*PT Pandu Dayatama Patria*
PT SKF Indonesia	-	3,179	*PT SKF Indonesia*
PT Inkoasku	-	1,995	*PT Inkoasku*
PT Batu Penggal Chemical Industry*	-	1,671	*PT Batu Penggal Chemical Industry**
Lain-lain (masing-masing dibawah Rp 1 miliar)	928	20,900	*Others (below Rp 1 billion each)*
	699,622	666,171	
Mata uang asing:			*Foreign currencies:*
Toyota Motor Corporation	236,700	288,172	*Toyota Motor Corporation*
Toyota Motor Asia Pacific, Pte., Ltd.	67,406	51,999	*Toyota Motor Asia Pacific, Pte., Ltd.*
Aisin Seiki Co., Ltd.	35,600	37,786	*Aisin Seiki Co., Ltd.*
PT Century Batteries Indonesia Ltd.	22,864	16,696	*PT Century Batteries Indonesia Ltd.*
PT Mesin Isuzu Indonesia	12,801	116,578	*PT Mesin Isuzu Indonesia*
PT GS Battery Inc.	11,598	7,078	*PT GS Battery Inc.*
Daido Steel Co., Ltd	8,656	-	*Daido Steel Co., Ltd*
Isuzu Motors Asia Ltd.	6,833	5,373	*Isuzu Motors Asia Ltd.*
Izumi Industries Ltd.	3,200	4,667	*Izumi Industries Ltd.*
Isuzu Motors Ltd.	1,764	4,231	*Isuzu Motors Ltd.*
PT Tri Dharma Wisesa	1,166	181	*PT Tri Dharma Wisesa*
Keihin Seimitsu Kogyo Co., Ltd.	1,098	971	*Keihin Seimitsu Kogyo Co., Ltd.*
Itochu Corporation	1,012	4,109	*Itochu Corporation*
Daido Kogyo Co., Ltd	992	-	*Daido Kogyo Co., Ltd*
PT Batu Penggal Chemical Industry*	-	15,297	*PT Batu Penggal Chemical Industry**
Nittoh Kogaku K.K.	-	7,718	*Nittoh Kogaku K.K.*
Toyota Tsusho Corporation	-	4,955	*Toyota Tsusho Corporation*
PT Toyota Tsusho Export Import	-	4,923	*PT Toyota Tsusho Export Import*

* Bukan merupakan pihak yang mempunyai hubungan istimewa pada 30 Juni 2003.

* *No longer related party as at 30 June 2003.*

(Expressed in millions of Rupiah)

	2003	2002	
Multico System Engineering Pte., Ltd., Singapura	-	2,721	*Multico System Engineering Pte., Ltd., Singapore*
Lain-lain (masing-masing dibawah Rp 1 miliar)	21	2,465	*Others (below Rp 1 billion each)*
	411,711	575,920	
	1,111,333	1,242,091	

i. Hutang lain-lain

i. Other payables

Hutang lain-lain pada pihak-pihak yang mempunyai hubungan istimewa adalah sebagai berikut:

Other payables to related parties are as follows:

	2003	2002	
Rupiah :			*Rupiah :*
PT GE Finance Indonesia	4,777	-	*PT GE Finance Indonesia*
PT Astra Honda Motor	604	900	*PT Astra Honda Motor*
PT Fuji Technica Indonesia	316	-	*PT Fuji Technica Indonesia*
PT Multi Forest	-	4,661	*PT Multi Forest*
Itochu Corporation	-	3,631	*Itochu Corporation*
PT Astra Auto Finance	-	2,037	*PT Astra Auto Finance*
Isuzu Motor Ltd.	-	1,427	*Isuzu Motor Ltd.*
PT Pantja Niaga	-	1,155	*PT Pantja Niaga*
Lain-lain (masing-masing dibawah Rp 1 miliar)	513	557	*Others (below Rp 1 billion each)*
	6,210	14,368	
Mata uang asing:			*Foreign currencies:*
Sunray Pte., Ltd.	11,060	11,237	*Sunray Pte., Ltd.*
PT Keihin Seimitsu Kogyo Co., Ltd.	9,032	5,192	*PT Keihin Seimitsu Kogyo Co., Ltd.*
PT Fuji Technica Indonesia	2,248	3,554	*PT Fuji Technica Indonesia*
Lain-lain (masing-masing dibawah Rp 1 miliar)	-	29	*Others (below Rp 1 billion each)*
	22,340	20,012	
	28,550	34,380	

Hutang lain-lain dari pihak yang mempunyai hubungan istimewa tidak dikenakan bunga.

Other payables to related parties are non-interest bearing.

j. Hutang bank dan lain-lain jangka panjang

j. Long-term bank and other loans

Lihat Catatan 16c mengenai pinjaman dari pihak yang mempunyai hubungan istimewa.

Refer to Note 16c for loans from related parties.

27. LABA BERSIH PER SAHAM

27. NET EARNINGS PER SHARE

Laba per saham dasar dihitung dengan membagi laba bersih kepada pemegang saham dengan rata-rata tertimbang jumlah saham biasa yang beredar pada periode bersangkutan.

Basic earnings per share are calculated by dividing net income attributable to shareholders by the weighted average number of ordinary shares outstanding during the period.

	2003	2002*	
Laba bersih kepada pemegang saham	1,799,768	2,207,083	*Net income attributable to shareholders*
Rata-rata tertimbang jumlah saham biasa yang beredar (dalam ribuan)	4,014,689	2,572,230	*Weighted average number of ordinary shares outstanding (in thousands)*
Penyesuaian untuk rights dan opsi saham atas penerbitan rights (dalam ribuan)	-	956,103	*Adjustment for rights and stock options* for *rights issue (in thousand)*
Rata-rata tertimbang jumlah saham biasa yang beredar (dalam ribuan) setelah penyajian kembali untuk penerbitan *rights* (lihat Catatan 1)	4,014,689	3,528,333	*Weighted average number of ordinary shares outstanding (in thousands) restated for rights issue (refer to Note 1)*
Laba per saham dasar (Rupiah penuh) setelah penyajian kembali untuk penerbitan *rights*	448	626	*Basic earnings per share (full Rupiah) restated for rights issue*

* Disajikan kembali — *Restated* *

Dalam perhitungan laba bersih per saham dilusian, rata-rata tertimbang jumlah saham yang beredar disesuaikan untuk konversi seluruh potensi saham yang bersifat dilutif. Perseroan memiliki dua jenis potensi saham yang bersifat dilutif: *rights* dan opsi saham.

In the diluted earnings per share calculation, the weighted average number of shares outstanding is adjusted to assume conversion of all dilutive potential shares. The Company has two categories of dilutive potential shares: rights and stock options.

Perhitungan dilakukan untuk *rights* dan opsi saham untuk menentukan jumlah saham yang dapat diperoleh pada harga pasar (rata-rata harga saham Perseroan selama periode yang bersangkutan) berdasarkan nilai moneter atas hak yang melekat pada *rights* dan opsi saham untuk menentukan unsur bonus. Penyesuaian terhadap laba bersih dan rata-rata tertimbang jumlah saham biasa yang beredar adalah sebagai berikut:

A calculation is performed for rights and stock options to determine the number of shares that could have been acquired at market price (determined as the average share price of the Company during the period) based on the monetary value of the subscription rights attached to outstanding rights and stock options to determine the bonus element. The adjustment to net income and the weighted average number of ordinary shares outstanding is as follows:

	2003	2002*	
Laba kepada pemegang saham	1,799,768	2,207,083	*Net income attributable to shareholders*
Rata-rata tertimbang jumlah saham biasa yang beredar (dalam ribuan) setelah penyajian kembali untuk penerbitan *rights*	4,014,689	3,528,333	*Weighted average number of ordinary shares outstanding (in thousands) restated for rights issue*
Penyesuaian untuk *rights* dan opsi saham (dalam ribuan)	25,038	33,785	*Adjustment for rights and stock options (in thousands)*
Rata-rata tertimbang jumlah saham biasa untuk perhitungan laba bersih per saham dilusian			*Weighted average number of ordinary shares for diluted earnings per share*

(Expressed in millions of Rupiah)

	2003	2002*	
Laba per saham dilusian (Rupiah penuh) setelah penyajian kembali untuk penerbitan *rights*	446	620	*Diluted earnings per share (full Rupiah) restated for rights issue*

* Disajikan kembali / *Restated* *

28. PERJANJIAN, IKATAN DAN KEWAJIBAN KONTINJENSI

Perseroan dan anak perusahaan memiliki perjanjian, ikatan dan kewajiban kontinjensi penting per tanggal 30 Juni 2003 sebagai berikut:

a. Perjanjian penjaminan perusahaan

1. Penjaminan Perusahaan

PT Astra Multi Finance ("AMF")

Marubeni Corporation dan Itochu Corporation ("Penjamin") adalah pihak-pihak yang menjamin pinjaman AMF pada tahun 1991. Pada tahun 1998, Perseroan menandatangani perjanjian dengan para penjamin dimana dalam perjanjian tersebut disepakati bahwa Perseroan akan bertanggung jawab secara proporsional atas setiap pembayaran yang dilakukan oleh para Penjamin.

Pada tahun 1999, pinjaman-pinjaman ini di *re-finance*, dengan perjanjian lanjutan yang ditandatangani oleh Perseroan dan para penjamin dimana syarat-syarat dari perjanjian pada tahun 1998 tetap berlaku. Saldo pinjaman yang terkait pada tanggal 30 Juni 2003 dan 2002 adalah US$ 30 juta (lihat Catatan 16c).

2. Fasilitas kredit

Anak perusahaan tertentu mengeluarkan jaminan perusahaan untuk fasilitas kredit yang diperoleh anak perusahaan lainnya dan perusahaan asosiasi tertentu yang mencakup pinjaman sejumlah Rp 229,76 miliar per tanggal 30 Juni 2003 dan US$ 8,71 juta dan Rp 306,73 milliar per tanggal 30 Juni 2002.

Perseroan dan anak perusahaan tertentu juga mengeluarkan *"Letter of Comfort"* dan *"Letter of Awareness"* untuk fasilitas pinjaman yang diperoleh anak perusahaan dan perusahaan asosiasi lainnya. Perseroan menyerahkan Surat Kesanggupan (*"Letter of Comfort"*)

28. AGREEMENTS, COMMITMENTS AND CONTINGENCIES

The Company and subsidiaries have, or had during the period, the following significant outstanding agreements, commitments and contingencies as at 30 June 2003:

a. Corporate guarantees

1. Corporate Guarantees

PT Astra Multi Finance ("AMF")

Marubeni Corporation and Itochu Corporation (the "Guarantors") are parties to a guarantee for loans taken out by AMF in 1991. In 1998, the Company entered into an agreement with the Guarantors under which the Company will share proportionally with the Guarantors any payments called on them.

In 1999, these loans were refinanced, with a further agreement executed between the Company and the Guarantors so that the terms and conditions of the 1998 agreement remain unchanged. The balance of the underlying loans as at 30 June 2003 and 2002 is US$ 30 million (refer to Note 16c).

2. Credit facilities

Certain subsidiaries have issued corporate guarantees for credit facilities obtained by other subsidiaries and certain associated companies involving outstanding loans amounting to Rp 229.76 billion as at 30 June 2003 and US$ 8.71 million and Rp 306.73 million as at 30 June 2002.

The Company and certain subsidiaries also issued Letters of Comfort and Letters of Awareness for credit facilities obtained by other subsidiaries and associated companies. The Company has submitted Letters of Comfort to PT Bank Bukopin and

(Expressed in millions of Rupiah)

kepada PT Bank Bukopin, PT Bank Yudha Bhakti dan PT Bank Bumiputera Tbk sebesar Rp 31,5 miliar sehubungan dengan permohonan kredit Koperasi Karyawan Astra.

b. Perjanjian penjualan dan pembelian saham

Pada tanggal 22 Desember 1995, Perseroan melakukan Perjanjian Penjualan dan Pembelian Saham ("PPPS") dengan PDP dimana PDP mempunyai opsi untuk menjual sahamnya di PT Astra Agro Niaga (sekarang PT Astra Agro Lestari Tbk, "AAL"), anak perusahaan, kepada Perseroan dengan harga sebesar US$ 50 juta ("Harga"). Opsi tersebut harus dilaksanakan selama periode yang dimulai 15 Nopember 2000 sampai dengan 15 Desember 2000.

Pada tanggal 5 Desember 2000, PDP memilih untuk menggunakan hak opsinya untuk menjual saham dimaksud. Pada tanggal 15 Desember 2000, Perseroan dan PDP sepakat untuk menangguhkan pelaksanaan opsi jual tersebut untuk periode sampai dengan tanggal 15 Juni 2004, sesuai dengan Penyelesaian PPPS ("Penyelesaian"), dimana selama periode tersebut Perseroan mempunyai hak untuk melakukan pembelian saham tersebut. Sebagai kompensasi atas persetujuan untuk menangguhkan pelaksanaan opsi jual, Perseroan setuju untuk membayar denda tahunan kepada PDP sebesar 10% dari Harga.

Berdasarkan Penyelesaian, jika harga pasar dari saham tersebut sebelum 15 Juni 2004 mencapai US$ 52,5 juta, PDP berhak untuk menjual sahamnya kepada pihak ketiga setelah memberikan prioritas kepada Perseroan untuk melaksanakan pembeliannya. Perseroan dan PDP juga menandatangani Surat Tambahan dimana kedua belah pihak setuju untuk mengurangi jumlah saham dan Harga sesuai dengan Penyelesaian jika PDP mengurangi nilai pokok pinjamannya yang terutang dalam perjanjian pinjaman PDP dengan pihak ketiga. Saham-saham AAL terkait dengan PPPS saat ini digunakan sebagai jaminan untuk pinjaman tersebut.

PDP dan anak perusahaannya, PT Artimas Kencana Murni ("AKM"), juga mengeluarkan *"Letter of Undertaking"* pada tanggal 19 Desember 2000, dimana PDP dan AKM menyetujui bahwa jika PDP memiliki kelebihan dana, setelah membayar kewajibannya kepada pihak ketiga, maka PDP akan:

PT Bank Yudha Bhakti and PT Bank Bumiputera amounting to Rp 31.5 billion in respect of loan proposal of Koperasi Karyawan Astra.

b. Agreement to sell and purchase shares

On 22 December 1995, the Company entered into an Agreement to Sell and Purchase Shares ("ASPS") with PDP, whereby the letter was granted the option to sell its shares in PT Astra Agro Niaga (now PT Astra Agro Lestari Tbk, "AAL"), a subsidiary of the Company, to the Company for a total price of US$ 50 million ("Price"). The option exercise period was 15 November 2000 up to 15 December 2000.

On 5 December 2000, PDP elected to exercise its option to sell the shares. On 15 December 2000, the Company and PDP agreed to defer the implementation of the exercised option to 15 June 2004 in the manner stipulated in the Settlement to ASPS agreement (the "Settlement"), with the Company having the right to purchase the shares at any time during this period. As compensation for agreeing to defer the implementation of the exercised option, the Company agreed to pay an annual penalty to PDP amounting to 10% of the Price.

Under the Settlement, if the market value of the shares, at any time before 15 June 2004, reaches US$ 52.5 million, PDP has the right to sell the shares to a third party after giving priority to the Company to purchase the shares. In addition, the Company and PDP also signed a Side Letter whereby both parties agreed to reduce the number of shares and the Price subject to the Settlement if PDP reduces the principal amount outstanding under a PDP loan agreement with a third party. The AAL shares subject to the ASPS are currently used as collateral for this loan.

PDP and its subsidiary, PT Artimas Kencana Murni ("AKM"), also issued a "Letter of Undertaking" on 19 December 2000 whereby PDP and AKM undertake that should PDP have excess funds, after repaying its loans to a third party, PDP will:

(Expressed in millions of Rupiah)

- Sesuai permintaan Perseroan, segera membeli kembali seluruh saham yang telah dibeli oleh Perseroan dengan harga yang sama dengan yang dibayarkan Perseroan.

Sebelumnya, pada tanggal 21 Desember 1995, Perseroan melakukan Perjanjian Pembelian Saham ("PPS") dengan Giraffe International Limited ("Giraffe") dimana Perseroan setuju untuk bertindak sebagai perantara/komisioner bagi Giraffe untuk mengakuisisi AAL dari PDP. Berdasarkan PPS, Giraffe memiliki komitmen untuk menyediakan dana sebesar US$ 50 juta kepada Perseroan untuk membeli saham dari PDP. Giraffe juga setuju untuk membayar jasa perantara sejumlah US$ 500.000 kepada Perseroan, yang terhutang pada saat pembelian saham, dan menggantikan semua biaya yang terjadi sehubungan dengan pembelian saham tersebut.

Karena adanya ketidakpastian atas kemampuan Giraffe untuk membeli saham, manajemen Perseroan membuat penyisihan atas kemungkinan kerugian yang timbul dari transaksi ini sejak tahun 1999. Penyisihan tersebut dihitung berdasarkan harga pasar saham dan kurs US$ pada tanggal neraca. Pada tanggal 30 Juni 2003, jumlah penyisihan diestimasi sebesar Rp 283,96 miliar (30 Juni 2002: Rp 213,50 miliar).

Dengan diangkatnya Edwin Soeryadjaya ("ES") sebagai Komisaris Perseroan pada tanggal 30 Mei 2000 maka PDP dan AKM, yang dikelola dan dimiliki oleh ES, merupakan pihak yang mempunyai hubungan istimewa.

Pada RUPS tahunan Perseroan yang diselenggarakan pada tanggal 25 Juni 2002, terjadi perubahan susunan Direksi dan Komisaris Perseroan, dimana ES tidak lagi menjabat sebagai komisaris Perseroan efektif sejak berakhirnya RUPS tersebut.

Lihat Catatan 16a sehubungan pembiayaan yang disetujui di muka atas kewajiban tersebut diatas dalam restrukturisasi hutang tahun 2002.

c. Program penjaminan dan rekapitalisasi

Sehubungan dengan Program Penjaminan dan Rekapitalisasi Bank yang diselenggarakan oleh pihak Pemerintah Indonesia, Perseroan, sebagai pemegang saham kendali pada PT Bank Universal Tbk ("BU") pada saat itu :

- *Upon the Company's request, immediately buy back the shares purchased by the Company at the same price paid by the Company.*

Previously, on 21 December 1995, the Company entered into an Agreement to Purchase Shares ("APS") with Giraffe International Limited ("Giraffe"). Under the APS, the Company agreed to act as a "Commissionaire" for Giraffe to acquire shares in subsidiary AAL from PDP. Pursuant to the APS, Giraffe has irrevocably committed itself to provide the Company US$ 50 million to fund the purchase of the shares. In addition, Giraffe also agreed to pay the Company, for acting as Commissionaire, a fee of US$ 500,000, payable upon the purchase of the shares, and to reimburse the Company for all other expenses incurred in connection with the purchase of the shares.

Due to the uncertainty of the ability of Giraffe to purchase the shares, management has provided for the potential loss arising from this transaction since 1999. The provision is based on the market price of the share and the exchange rate of US$ prevailing on the balance sheet date. The amount of the provision as at 30 June 2003 is Rp 283.96 billion (30 June 2002: Rp 213.50 billion).

With the appointment of Edwin Soeryadjaya ("ES") as a Commissioner of the Company on 30 May 2000, PDP and AKM, of which ES is a director and majority shareholder, became related parties.

Changes in the Company's Board of Directors and Board of Commissioners approved by the Annual General Meeting of Shareholders on 25 June 2002 resulted in ES no longer being a Commissioner of the Company, with immediate effect.

Refer to Note 16a in relation to new debt to fund above mentioned obligation as agreed under the 2002 Debt Restructuring.

c. Guarantee and recapitalisation program

In connection with the Indonesian Government's Guarantee Program and Bank Recapitalisation Program, when it was the majority shareholder of PT Bank Universal Tbk ("BU"), the Company:

(Expressed in millions of Rupiah)

1. Menyerahkan Surat Pernyataan yang ditujukan kepada Bank Indonesia pada tahun 1998 yang menyatakan bahwa:
   - Perseroan bersedia memberikan kontra jaminan *(cross guarantee)* apabila diperlukan atau diminta oleh Badan Penyehatan Perbankan Nasional ("BPPN"); dan
   - Perseroan bertanggung jawab terhadap setiap kelalaian dan perbuatan melanggar hukum yang dilakukan oleh Perseroan sehubungan dengan BU.

1. Submitted a Letter to Bank Indonesia in 1998, which indicated that:
   - *The Company would grant a cross guarantee when it is requested to by The Indonesian Banking Restructuring Agency ("IBRA"); and*
   - *The Company would be responsible for any negligence and breach of laws that it commits in relation to BU.*

2. Berpartisipasi dalam Program Rekapitalisasi BU dan menyediakan dana sebesar Rp 489,79 miliar atau setara dengan 3.599.830.494 saham. Pemerintah Indonesia dan pemegang saham lainnya menyediakan Rp 4,57 triliun atau setara dengan 33.612.150.312 saham untuk meningkatkan modal BU. Persyaratan mengenai rekapitalisasi BU dituangkan dalam Perjanjian Investasi, Manajemen dan Kinerja Usaha antara Perseroan, BU dan BPPN pada tahun 1999. Isi perjanjian tersebut menetapkan antara lain untuk menerbitkan saham tambahan, menciptakan manajemen yang terpercaya, pengalihan dan pemulihan aktiva, menjual saham yang dimiliki oleh pemegang saham kendali dan pemerintah, serta menetapkan persyaratan dan jangka waktu atas obligasi yang diterbitkan oleh Pemerintah.

2. Participated in the recapitalisation program for BU and contributed Rp 489.79 billion or the equivalent of 3,599,830,494 shares. The Indonesian Government and other shareholders contributed Rp 4.57 trillion or the equivalent of 33,612,150,312 shares to increase BU's capital. The recapitalisation arrangements of BU are covered under the Investments, Management and Performance Agreement, entered into between the Company, BU and IBRA in 1999. The agreement includes provisions related to the issuance of additional shares, corporate governance, transfer and recovery of assets, divestment of shares held by majority shareholders and the Government, and terms and conditions of the bonds issued by the Government.

Perseroan juga menjadi bagian dari perjanjian mengenai pelunasan pinjaman pihak terafiliasi dan perjanjian mengenai pelunasan tagihan antar bank, keduanya ditandatangani sebagai bagian dari dokumen dalam Program Rekapitalisasi. Dalam perjanjian-perjanjian ini, Perseroan wajib untuk:

The Company is also party to agreements relating to the settlement of affiliated loans and the settlement of interbank claims, which were entered into as part of the Recapitalisation Program. Under these agreements, the Company has agreed to:

1. Membayar kembali pelunasan pinjaman pihak terafiliasi tertentu yang diterbitkan oleh BU sejalan dengan rencana kinerja usaha BU yang telah dilaporkan sebagai bagian dari Program Rekapitalisasi;

1. Ensure that certain affiliated loans made by BU are settled in accordance with the performance plan of BU submitted as part of the Recapitalisation Program;

2. Membayar kembali seluruh keringanan-keringanan dalam penyelesaian kredit, yang diberikan oleh BU dalam kurun waktu 12 bulan sebelum tanggal review atas rekapitalisasi bank, kepada pihak-pihak terafiliasi dan pihak tidak terafiliasi yang menurut penilaian BPPN diberikan tidak

2. Settle any "concessions" (i.e. discounts, etc.) given by BU to related parties and to non-related parties that are deemed unacceptable by IBRA where any such concessions were given within 12 months preceding the date of the bank recapitalisation review; and

(Expressed in millions of Rupiah)

3. Membayar kembali ke Pemerintah tagihan antar bank yang ditagih kepada BU, yang timbul dari transaksi-transaksi yang melibatkan pihak terkait BU dan transaksi-transaksi yang dilakukan oleh BU yang melanggar ketentuan-ketentuan yang berlaku dan transaksi-transaksi tersebut disetujui oleh Pemegang Saham Pengendali atau pihak-pihak yang terkait BU.

3. Repay to the Government any inter-bank amounts claimed from BU which arise from transactions involving related parties of BU or transactions involving other parties that were entered into on other than arm's length terms and which were approved by the Company or their related parties.

Pada tanggal 27 September 2002, dalam Rapat Umum Pemegang Saham Luar Biasa BU, sebagaimana tercantum dalam Akta No. 68 Notaris Benny Kristianto, pemegang saham menyetujui merger BU dengan PT Bank Bali Tbk, PT Bank Prima Express, PT Bank Artamedia dan PT Bank Patriot dan berganti nama menjadi PT Bank Permata Tbk ("BP"). Setelah merjer, kepemilikan Perseroan pada BP terdilusi menjadi 0,72%.

On 27 September 2002, in an Extraordinary General Meeting of Shareholders of BU, as notarised in Notarial Deed No. 68 of Benny Kristianto, the shareholders agreed to the merger of BU with PT Bank Bali Tbk., PT Bank Prima Express, PT Bank Artamedia, and PT Bank Patriot under the new name of PT Bank Permata Tbk ("BP"). After the merger, the Company's investment in BP was diluted to 0.72%.

Bank Indonesia (BI), dalam suratnya kepada BP tertanggal 18 Februari 2003, menyatakan bahwa Perseroan bukan merupakan pihak terkait dengan BP, sebagaimana diatur dalam peraturan perbankan, karena persentase kepemilikan Perseroan atas saham BP di bawah 10%.

Bank Indonesia (BI), in its letter to BP dated 18 February 2003, stated that the Company is not a related party of BP, as prescribed by the banking regulations, as the Company's investment in BP is below 10%.

Melalui surat Badan Penyehatan Perbankan Nasional (BPPN) tanggal 28 Maret 2003, Perseroan dinyatakan tidak terikat lagi dengan klausula kewajiban dalam Perjanjian Investasi, Manajemen dan Kinerja Usaha (Investment, Management and Performance Agreement/ "IMPA"), berdasarkan pertimbangan-pertimbangan sebagai berikut:

- Saat IMPA disusun, Perseroan masih memiliki 94,99% saham ex-BU dan berdasarkan BI, Perseroan saat itu adalah pihak terafiliasi dengan ex-BU sehingga kewajiban pemegang saham pengendali diberlakukan dalam IMPA, sedangkan kondisi saat ini adalah BI telah menyatakan Perseroan bukan merupakan pihak terafiliasi dari BP.
- Kredit Grup Astra tidak termasuk dalam kategori pelampauan BMPK di BP

Based on Indonesian Banking Restructuring Agency's (IBRA) letter dated 28 Maret 2003, the Company is no longer bound by the provisions under the Investment, Management and Performance Agreement or IMPA, for the following reasons :

- *When IMPA was drafted, the Company still owned 94.99% of ex-BU shares, and according to Bank Indonesia, the Company, at that time, was still an affiliated party of ex-BU, therefore the obligation of a controlling shareholders under IMPA applied; current conditions, however, Bank Indonesia stated that the Company is not an affiliated party to BP.*
- *Astra group's debt is not included in BP's over legal lending limit.*

d. Perjanjian lisensi, bantuan teknis, royalti dan merek dagang

d. Licensing, technical assistance, royalty and trademark agreements

Anak perusahaan tertentu mempunyai berbagai perjanjian lisensi, bantuan teknis, royalti dan merek dagang dengan para pemberi lisensi berikut:

Certain subsidiaries have existing licensing, technical assistance, royalty and trademark agreements with the following licensors:

(Expressed in millions of Rupiah)

- Metalart Corporation Japan
- Aisin Seiki Co., Ltd.
- Kawasaki Industrial Co., Ltd.
- Daido Kogyo Co., Ltd.
- Isuzu Motors Ltd.
- Automobiles Peugeot
- BMW AG
- Daido Amistar Co., Ltd.
- Aisin Chemical Co., Ltd.
- Kyoto Tools Co., Ltd.
- Toyota Motor Corporation Japan
- Nissan Diesel Motor Co., Ltd.
- Toyoda Gosei Co., Ltd.
- Izumi Industries Ltd.

Lihat Catatan 26d untuk jumlah royalti yang dibebankan ke laporan laba rugi konsolidasian.

Refer to Note 26d for the amount of royalty fees charged to consolidated statements of income.

e. Perjanjian distributor, *reseller* dan *system integrator*

Berdasarkan perjanjian distributor, *reseller* dan perjanjian *system integrator*, anak perusahaan tertentu ditunjuk sebagai distributor, *reseller d*an *system integrator* di Indonesia atas produk--produk dari pemberi lisensi. Berikut adalah pemberi lisensi utama:

e. Distributorship, reseller and system integrator agreements

Under their existing distributorship, reseller and system integrator agreements, certain subsidiaries have been appointed distributors, resellers and system integrators in Indonesia for the products of the licensors. Below are the main licensors:

- Fuji Xerox Co., Ltd., Japan
  (Distributor Tunggal/*Exclusive Distributor*)
- PT IBM Indonesia
  (Rekanan *reseller*/*Reseller Partner*)

f. Perjanjian usaha bersama *(joint operations)*

PT Intertel Nusaperdana dan PT Astratel Nusantara (keduanya merupakan anak perusahaan) mempunyai pemilikan *masing-masing 70% dan 30%* pada sebuah konsorsium yang dikenal sebagai "Konsorsium Intertel Astratel (Konsorsium)" yang membangun fasilitas telekomunikasi (paket I PBH-2) berdasarkan Pola Bagi Hasil dengan Telkom.

Berdasarkan Perjanjian Pola Bagi Hasil antara Konsorsium dan Telkom, Telkom akan mengoperasikan fasilitas telekomunikasi tersebut selama jangka waktu pola bagi hasil, yaitu selama 11 tahun yang akan berakhir hingga tanggal 28 Februari 2005. Setelah periode berakhir, kepemilikan atas fasilitas tersebut akan langsung beralih kepada Telkom.

Konsorsium akan menerima penghasilan tetap sebagaimana yang tertera pada amandemen Perjanjian Pola Bagi Hasil.

f. Joint operation agreements

PT Intertel Nusaperdana and PT Astratel Nusantara (both subsidiaries of the Company) have 70% and 30% equity interest respectively in a consortium known as "Konsorsium Intertel Astratel (Konsorsium)", which constructs telecommunication facilities (known as PBH-2 Package I) under a Revenue Sharing Program with Telkom.

Based on the Revenue Sharing Program Agreement, Telkom will operate the facility over the revenue-sharing period of 11 years, which expires on 28 February 2005. Upon the expiration of the revenue sharing period, the ownership over the facilities shall be automatically transferred to Telkom.

The revenue of the Konsorsium is fixed as specified in the amendment to the Revenue Sharing Program Agreement.

g. Proyek plasma

Sesuai dengan kebijakan Pemerintah Indonesia, hak guna usaha tertentu untuk perkebunan

g. Plasma projects

In accordance with Indonesian Government policy, land rights for plantations are granted

(Expressed in millions of Rupiah)

perkebunan miliknya sendiri. Pengembangan plasma ini didanai dengan kredit investasi dari bank, yang disalurkan kepada pengembang pada masa penanaman (termasuk masa persiapan sampai dengan periode sebelum tanaman menghasilkan). Perkebunan plasma akan dialihkan kepada petani plasma pada saat perkebunan mulai menghasilkan, dimana petani plasma berkewajiban menjual hasil panennya kepada pengembang (anak perusahaan) dan mencicil kredit investasi tersebut dengan cara pemotongan dari hasil penjualannya. Sehubungan dengan hal tersebut, anak perusahaan tertentu dari AAL mempunyai beberapa perjanjian dengan Pemerintah dan asosiasi petani lokal serta koperasi untuk membangun proyek plasma.

development is funded by bank loans (investment credit facilities), which are granted to the grower at the cultivation stage (inclusive of preparatory stage and the growing period of the crops). Upon maturity of the plantations, the plasma plantations are transferred to the plasma farmers, who are obliged to sell their harvest to the grower (subsidiaries) and repay the investment credit loans via deductions from sales proceeds. In this respect, the certain subsidiaries of AAL entered into agreements with the Government and local farmers associations and cooperatives to develop plasma projects.

Akumulasi nilai konversi perkebunan plasma sampai dengan tanggal 30 Juni 2003 adalah sebesar Rp 192,01 miliar (2002: Rp 179,87 miliar). Jumlah ini merupakan pinjaman petani plasma ke bank pada saat konversi kebun plasma.

The accumulated conversion value of converted plasma plantations as at 30 June 2003 amounting to Rp 192.01 billion (2002: Rp 179.87 billion). This amount represents plasma farmers' loans to the bank at conversion of the plasma plantations.

Fasilitas kredit investasi dijamin dengan perkebunan plasma dan aktiva lain yang terkait, jaminan dari perusahaan afiliasi, jaminan pribadi dari komisaris dan direksi anak perusahaan serta penyertaan saham anak perusahaan. Anak perusahaan juga menyatakan kesanggupan ikut serta mengadministrasikan pengembalian kredit yang diperoleh dari petani plasma dan menjamin pengembalian kredit petani plasma yang berasal dari kredit investasi kebun plasma.

The investment credit facilities are secured by the plasma plantations and all the related assets, corporate guarantees from affiliates, personal guarantees from the subsidiaries' commissioners and directors and the subsidiaries' investments in shares of stock. The subsidiaries also commit to administer loan repayments obtained from plasma farmers and to guarantee the plasma farmers' loan repayments.

h. Perjanjian pembiayaan bersama

h. Joint financing agreements

Beberapa anak perusahaan yang bergerak di bidang jasa keuangan tertentu mengadakan perjanjian kerjasama dengan beberapa bank, dimana pihak bank akan:

Certain financial services subsidiaries entered into cooperation agreements with banks, whereby the banks will:

1. Menyalurkan Kredit Usaha Kecil ("KUK") melalui anak perusahaan. Berdasarkan perjanjian kerjasama tersebut, anak perusahaan bertindak sebagai pelaksana dan melakukan pengurusan administrasi untuk setiap pelanggan. Untuk periode yang berakhir pada tanggal 30 Juni 2003 dan 2002, anak perusahaan tidak menyalurkan fasilitas KUK.

1. Provide funds for Small Scale Business Loans ("KUK") through the subsidiaries. Under the agreements, the subsidiaries maintain the documentation for the loan transactions and render administration services for each customer. For the periods ended 30 June 2003 and 2002, the subsidiaries have not administered the distribution of any KUK funds.

(Expressed in millions of Rupiah)

2. Menyalurkan fasilitas kredit untuk pembiayaan konsumen bersama dengan anak perusahaan. Sesuai dengan perjanjian, jumlah dana yang akan disediakan oleh masing-masing pihak adalah sejumlah minimum 10% dari anak perusahaan dan sejumlah maksimum 90% dari pihak bank. Anak perusahaan tersebut menanggung risiko sebesar persentase seperti yang tercantum dalam perjanjian kerjasama.

   Sebagai kompensasi atas hal tersebut di atas, anak perusahaan berhak untuk menentukan tingkat bunga yang lebih tinggi kepada pelanggan. Selisih antara bunga yang diterima dari pelanggan dengan bunga yang dibayarkan ke bank dicatat sebagai penghasilan. Atas transaksi KUK, anak perusahaan akan menanggung semua risiko yang ada. Sedangkan atas transaksi pembiayaan bersama, risiko yang akan ditanggung oleh anak perusahaan akan tergantung pada syarat-syarat sebagaimana ditentukan dalam perjanjian pembiayaan bersama.

2. Provide joint consumer financing facilities together with the subsidiaries. Under the agreements, the amount of funds to be financed by each party represents a minimum of 10% from the subsidiaries and a maximum of 90% from the banks. The subsidiaries bear the risks in accordance in the proportion stated in the agreements.

   As compensation for these facilities, the subsidiaries can charge higher interest rates to their customers. The excess of the interest received from the customers over the interest paid to the banks is recorded as revenue. For KUK transactions, the subsidiaries assume all risks. While for joint financing, the risks assumed by the subsidiaries arising from these transactions shall depend on the terms stated in the joint financing agreements.

i. Denda atas pelanggaran persyaratan hutang

Pada tanggal 30 Juni 2003, berikut ini adalah anak perusahaan Perseroan yang berada dalam kondisi gagal bayar karena tidak dapat memenuhi kewajiban pembayaran pokok hutang dan bunga dan/atau telah melanggar persyaratan keuangan sebagaimana diatur dalam perjanjian hutang:

i. Penalties for breach of loan terms and conditions

As at 30 June 2003, the following subsidiaries of the Company are in default on their debts due to not meeting principal and interest repayments and/or breaching financial covenants as stipulated in the underlying loan agreements:

- FIM (anak perusahaan/*subsidiary of* AOP);
- AICC (anak perusahaan/*subsidiary*).

Sesuai dengan perjanjian hutangnya, anak perusahaan tersebut di atas mungkin terkena denda sebagai akibat dari kondisi gagal bayar. Pada tanggal laporan ini, tidak ada pemberitahuan mengenai pembebanan denda dari bank yang diterima oleh anak perusahaan. Anak perusahaan sedang dalam proses negosiasi restrukturisasi hutang dan apabila berhasil, anak perusahaan yakin bahwa denda tersebut akan diabaikan. Oleh karena itu, tidak ada pengakuan kewajiban sehubungan dengan denda tersebut pada tanggal 30 Juni 2003.

In accordance with the underlying agreements, the above mentioned subsidiaries may be subject to penalties as a result of the defaults. To date, no notices of penalties have been received from the banks. The subsidiaries are in the process of negotiating restructuring of the loans and if successful, are confident that they will not be liable for any penalties. Therefore, no liabilities have been recognised in relation to such penalties as at 30 June 2003.

(Expressed in millions of Rupiah)

j. Penjualan PT Pramindo Ikat Nusantara

Pada 19 April 2002, Telkom, PIN, dan para pemegang saham PIN (termasuk didalamnya Astratel, anak perusahaan yang sepenuhnya dimiliki Perseroan) menandatangani Perjanjian Pembelian dan Penjualan Bersyarat ("P3B") sehubungan dengan rencana akuisisi seluruh saham PIN oleh Telkom. Dalam P3B tersebut disepakati bahwa Telkom akan membeli seluruh saham PIN dari para pemegang saham dengan harga sekitar US$ 381 juta.

Pada tanggal 1 Agustus 2002, Telkom, PIN, dan pemegang saham PIN menandatangani Perubahan Perjanjian Pembelian dan Penjualan Bersyarat ("P4B"), yang merubah tanggal penutupan pertama dan pelepasan saham.

Penjualan saham akan dilakukan dalam tiga transaksi penjualan saham yaitu: 30% pada tanggal 15 Agustus 2002 (tanggal penutupan awal), 15% paling lambat tanggal 30 September 2003 (tanggal penutupan interim) dan 55% paling lambat tanggal 31 Desember 2004 (tanggal penutupan lanjutan).

Pada tanggal 15 Agustus 2002, (Tanggal Penutupan awal yang telah diubah), Telkom dan Astratel menandatangani Instrumen Transfer Hak Awal Kepemilikan Saham (*"Instrument of Transfer of Initial Rights to Shares"*) pada PIN, dimana Astratel akan mentransfer 30% dari 35% saham PIN yang dimilikinya ke Telkom setelah Tanggal Pelepasan.

Pada tanggal 17 September 2002 (tanggal pelepasan), Telkom melakukan pembayaran pertama atas pembelian 30% saham PIN kepada para pemegang saham PIN sejumlah US$ 9 juta, Kemudian surat sanggup bayar sejumlah US$ 105 juta diterbitkan atas sisanya. Surat sanggup bayar tersebut jatuh tempo dalam tiga kali cicilan, yaitu pada tanggal 15 Desember 2002, 15 Maret 2003, dan 15 Juni 2003.

Sehubungan dengan *dua transaksi penjualan* yang tersisa, *yang* pembayarannya sejumlah lebih kurang US$ 267 juta kepada para pemegang saham PIN, ditambah bunga yang timbul, akan dibayar oleh Telkom melalui penerbitan surat sanggup bayar (*promissory note*) yang akan jatuh tempo

j. Disposal of Pramindo Ikat Nusantara

On 19 April 2002, Telkom, PIN and the shareholders of PIN (including Astratel, a wholly owned subsidiary) entered into a Conditional Sale and Purchase Agreement ("CSPA") in respect of the proposed acquisition of all of PIN's shares by Telkom. In the CSPA it is agreed that Telkom will acquire all of PIN's shares from the shareholders of PIN for a total price of approximately US$ 381 million.

On 1 August 2002, Telkom, PIN and the shareholders of PIN entered into an Amendment to Conditional Sale and Purchase Agreement ("ACSPA"), which amended the initial closing and release dates.

The shares shall be disposed of in three share purchase transactions which are 30% at 15 August 2002 (initial closing date), 15% no later than 30 September 2003 (interim closing date) and 55% no later than 31 December 2004 (subsequent closing date).

On 15 August 2002, (amended Initial Closing Date), Telkom and Astratel entered into an Instrument of Transfer of Initial Rights to Shares in PIN, for Astratel to transfer 30% of its 35% interest in PIN to Telkom upon Release Date.

On 17 September 2002 (share pledge release date), *Telkom paid approximately US$ 9 million to shareholders of PIN as an initial payment for the acquisition of 30% of the shares. Promissory notes were then issued for the remaining consideration of US$ 105 million. The notes are due in three instalments on 15 December 2002, 15 March 2003, and 15 June 2003.*

In respect of the two remaining sale transactions, the remaining consideration due to PIN's shareholders of approximately US$ 267 million, plus interest for the applicable period, will be paid by Telkom via the issuance of promissory notes which will be due in seven

(Expressed in millions of Rupiah)

dalam tujuh kali cicilan tiga bulanan dalam jumlah yang beragam. Pada setiap tanggal penutupan/pelepasan tersebut di atas terdapat kondisi tertentu yang harus dipenuhi oleh para pemegang saham.

quarterly instalments of varying amounts. Specific conditions are to be fulfilled by the selling shareholders prior to the above mentioned closing dates/disposals.

k. Perjanjian Jasa Sistem Pendukung

Beberapa anak perusahaan memiliki Perjanjian Jasa Sistem Pendukung dengan PT Sedaya Pratama yang juga merupakan anak perusahaan.

k. Support System Service Agreements

Certain subsidiaries have entered into Support System Service Agreements with PT Sedaya Pratama, which is also a subsidiary.

l. Pelepasan investasi PT United Tractor pada PT Berau Coal

Pada tanggal 21 Agustus 2002, perusahaan asosiasi Perseroan, PT United Tractors Tbk ("UT") dan United Tractors Heavy Industry(s) Pte., Ltd., anak perusahaan yang dimiliki sepenuhnya oleh UT, menandatangani Perjanjian Penjualan dan Pembelian Saham ("P3S") dengan Konsorsium PT Intra Karsa Corporindo ("IKC") untuk pelepasan kepemilikan 60% saham Grup UT di PT Berau Coal.

Penjualan tersebut tidak dapat diselesaikan di tahun 2002, karena IKC tidak memenuhi kewajiban seperti yang tertera pada P3S, sehingga P3S tersebut dapat dibatalkan.

Proses kelanjutan divestasi tersebut masih menunggu kesepakatan antara UT dengan pihak kreditur mengenai penjadwalan ulang hutang UT.

l. Disposal of United Tractor's investment in PT Berau Coal

On 21 August 2002, an associate of the Company, PT United Tractors Tbk ("UT"). and United Tractors Heavy Industry(s) Pte., Ltd., its wholly owned subsidiary of UT, signed a Share Sale and Purchase Agreement ("SSPA") with Consortium PT Intra Karsa Corporindo ("IKC") for the disposal of the UT Group's 60% interest in PT Berau Coal.

The sale was not completed in 2002 as a result of IKC not fulfilling its obligations in accordance with the terms of the SSPA, thus the SSPA can be canceled.

The divestation process still in negotiation between UT and creditors about rescheduling of UT's loans.

m. *Participation Agreement*

Berdasarkan perjanjian *Participation Agreement* tertanggal 17 April 2003, PT Sedaya Multi Investama ("SMI"), anak perusahaan, melakukan "investasi dalam partisipasi" dengan Deutsche Bank AG, cabang Singapura. Pada tanggal 24 April 2003 perjanjian menjadi efektif bersamaan dengan penyetoran dana sebesar US$ 6,69 juta oleh SMI.

m. Participation Agreement

Based on Participation Agreement dated 17 April 2003, PT Sedaya Multi Investama ("SMI"), a subsidiary, entered "investment in participation" with Deutsche Bank AG, Singapore Branch. On 24 April 2003, the agreement was effective when the fund of US$ 6.69 million was paid by SMI.

(Expressed in millions of Rupiah)

29. OPSI PEMILIKAN SAHAM OLEH KARYAWAN

29. *EMPLOYEE STOCK OPTION PLANS*

Perseroan memiliki program Opsi Saham Karyawan ("Opsi Saham") untuk para karyawan, eksekutif dan direksinya dengan rincian sebagai berikut:

The Company has Employee Stock Option Plans ("Stock Option") for the issuance of options to their employees, executives and directors as follows:

	Jumlah rights/ *Total rights*	Tanggal pemberian opsi/ *Grant date*	Period eksekusi/ *Exercise period*	Harga eksekusi Per saham (Rupiah penuh)/ *Exercise price per share (full Rupiah)*	Beban kompensasi/ *Compensation cost*	
Pemberian tahap I	32,420,500	19 Mei/*May* 1999	19 Mei/*May* 2000 sampai dengan/*to* 19 Mei/*May* 2002	1,800	25,550	*Grant I*
Pemberian tahap II	37,579,500	19 Mei/*May* 2000	19 Mei/*May* 2001 sampai dengan/*to* 19 Mei/*May* 2003 (telah diperpanjang menjadi 19 Mei 2004/ *was extended to 19 May 2004)*	3,325	42,349	*Grant II*
					67,899	

Opsi tersebut diberikan kepada Direksi, Eksekutif, dan Karyawan Grup Astra yang pada tanggal pemberian opsi telah bekerja di Grup Astra sekurang-kurangnya 1 tahun pada posisi manager ke atas.

The Options were granted to the Directors, Executives, employees of Astra Group who have worked for the Group for at least 1 year at the manager level or above.

Karyawan Grup Astra mencakup karyawan anak perusahaan Perseroan, tidak termasuk anak perusahaan yang telah mempunyai program Opsi Saham sendiri, dan juga mencakup karyawan yang memperoleh penugasan langsung dari Perseroan untuk ditempatkan di perusahaan afiliasi yang sahamnya baik langsung maupun tidak langsung dimiliki oleh Perseroan sebanyak atau kurang dari 50% dan Perseroan berhak untuk melakukan rotasi terhadap karyawan tersebut.

Employees of the Astra Group include employees of the Company's subsidiaries (excluding subsidiaries which already have their own Stock Option), employees assigned to work in its affiliates of which 50% or less of its shares, directly and indirectly, are owned by the Company for which the Company has authoritied to assignment of such employees to work for these affiliates.

Manajemen Perseroan memutuskan untuk memperpanjang jangka waktu pelaksanaan Opsi Saham Tahap II dengan pertimbangan bahwa jumlah dan harga pelaksanaan Opsi Saham Tahap II tidak mengalami penyesuaian walaupun Perseroan melakukan *right issue* pada awal tahun 2003 serta adanya beberapa periode selama masa eksekusi dari Mei 2001 sampai dengan Mei 2003 dimana harga eksekusi opsi lebih tinggi daripada harga pasar saham Perseroan. Pada bulan Mei 2003, Komisaris Perseroan memberikan persetujuan untuk memperpanjang jangka waktu pelaksanaan Opsi Saham Tahap II, yang sebelumnya berakhir pada 19 Mei 2003, menjadi 19 Mei 2004.

Management of Company decided to extend Stock Option Grant II exercise period considering the amount and exercise price were not adjusted although the Company has completed the right issue in the beginning of 2003 and there were several periods during the exercise period from May 2001 until May 2003 where the exercise price was higher than fair value of Company's shares. In May 2003, Commissioners of Company approved the extension of Stock Option Grant II exercise period, which previously ended on 19 May,2003, until 19 May, 2004.

Beban kompensasi tersebut ditentukan berdasarkan nilai wajar pada tanggal pemberian opsi. Nilai wajar setiap opsi yang diberikan ditentukan dengan menggunakan metode penentuan harga opsi *"Black – Scholes"* dengan asumsi sebagai berikut:

The compensation costs were determined based on the fair value at the grant date. The fair value of each option granted is estimated using the "Black – Scholes" option pricing model, with the following assumptions:

(Expressed in millions of Rupiah)

	Pemberian Tahap I/ *Grant I*	Pemberian Tahap II/ *Grant II*	
Prakiraan dividen	0.00%	0.00%	*Dividend yield*
Ketidakstabilan harga yang diharapkan	54.97%	49.62%	*Expected price volatility*
Suku bunga bebas risiko yang diharapkan	12.00%	12.00%	*Expected risk free interest rate*
Periode opsi yang diharapkan	1.5 tahun/*years*	2.5 tahun/*years*	*Expected lives*

Informasi lain sehubungan dengan program Opsi Saham Karyawan adalah sebagai berikut:

Other relevant information under the plans is as follows:

	Jumlah saham/ *Total shares*	
Opsi saham yang beredar pada 1 Januari 2003	13,098,000	*Options outstanding at 1 January 2003*
Opsi saham yang dieksekusi	(2,150,000)	*Options exercised*
Opsi yang sudah habis masa berlakunya	-	*Options expired*
Opsi saham yang beredar pada 30 Juni 2003	10,948,000	*Options outstanding at 30 June 2003*

30. DANA PENSIUN

Perseroan dan anak perusahaan domestik tertentu menyelenggarakan program pensiun manfaat pasti untuk seluruh karyawan tetap lokal. Jumlah kontribusi berasal dari kontribusi karyawan yang dihitung sebesar 3,2% dari gaji tahunan karyawan (dengan jumlah maksimum Rp 10 juta per bulan untuk karyawan yang bergabung dengan Perseroan setelah tahun 1992) dan kontribusi Perseroan dan anak perusahaan yang dihitung berdasarkan perhitungan aktuaria, kecuali kontribusi TMMI. Kontribusi atas Dana Pensiun TMMI dihitung sebesar 11% dari gaji dasar tahunan karyawan yang diikutsertakan dalam program pensiun. Program pensiun tersebut dikelola oleh Dana Pensiun Astra dan Dana Pensiun Toyota Motor Manufacturing Indonesia.

30. RETIREMENT BENEFITS

The Company and certain domestic subsidiaries have defined benefit retirement plans covering all of their permanent local employees. Contributions are funded and consist of employees' contributions computed at 3.2% of employees' basic annual salaries (to a maximum of Rp 10 million per month for employees joining after 1992) and actuarially computed contributions from the Company and subsidiaries, except for TMMI. Contributions to TMMI's retirement plan are computed at 11% of eligible employees' basic salaries. The pension funds are managed by Dana Pensiun Astra and Dana Pensiun Toyota Motor Manufacturing Indonesia.

	Per tahun/ *Per annum*	
Tingkat diskonto	13%	*Discount rate*
Tingkat kenaikan kompensasi tahunan	10%	*Annual rate of increase in compensation*

(Expressed in millions of Rupiah)

Hasil penilaian aktuaria pada tanggal 31 Desember 2002 adalah sebagai berikut:

The result of the actuarial valuation as of 31 December 2002 is as follows:

Nilai wajar aktiva	208,658	*Plan assets at fair value*
Kewajiban aktuaria	(144,292)	*Accumulated benefit obligations*
Kelebihan nilai wajar aktiva atas kewajiban aktuaria	64,366	*Excess of plan assets over accumulated benefit obligations*

Biaya pensiun yang dibebankan pada usaha untuk enam bulan yang berakhir pada 30 Juni 2003 dan 2002 masing-masing sebesar Rp 20,9 miliar dan Rp 18,3 miliar, dan disajikan dalam akun "beban usaha" (lihat Catatan 24) dan "beban pokok penghasilan".

Retirement benefits charged to operations for the six months ended 30 June 2003 and 2002 are Rp 20.9 billion and Rp 18.3 billion respectively, and are included in "operating expenses" (refer to Note 24) and "cost of revenues" accounts.

31. OPERASI DALAM PENGHENTIAN

31. DISCONTINUING OPERATION

Pada tanggal 30 Agustus 2002, Perseroan menyelesaikan penjualan kepemilikan 74,56% saham Perseroan di SLJ dan pengalihan piutang Perseroan di SLJ (lihat Catatan 3b).

As at 30 August 2002, the Company finalised the disposal of its 74.56% investment in SLJ and an associated receivable (refer to Note 3b).

SLJ merupakan segmen perkayuan dari Perseroan dan oleh karenanya informasi keuangan SLJ akan diungkapkan sebagai operasi dalam penghentian untuk periode yang berakhir pada tanggal 30 Juni 2002. Informasi keuangan komparatif telah disajikan kembali dengan menyajikan secara terpisah operasi yang dilanjutkan dan operasi dalam penghentian. Di bawah ini disajikan pendapatan, hasil usaha dan arus kas untuk periode yang berakhir 30 Juni 2002 dan aktiva bersih SLJ pada tanggal 30 Juni 2002.

SLJ represented the Company's wood-based business segment and as such is considered to be a discontinuing operation for the periods ended 30 June 2002. Comparative financial information has been restated to separately disclose continuing and discontinuing operations. Stated below are the revenue, results and cash flows for the periods ended 30 June 2002 and net assets as at 30 June 2002 of SLJ.

a. Penjualan dan hasil usaha

a. Revenue and result

Lihat Laporan Laba Rugi Konsolidasian pada halaman 5.

Refer to Consolidated Statements of Income on page 5.

b. Kewajiban bersih

b. Net liabilities

	2002	
Kas dan setara kas	19,374	*Cash and cash equivalents*
Investasi jangka pendek	310	*Short-term investments*
Piutang usaha	64,022	*Trade receivables*
Piutang lain-lain	8,456	*Other receivables*
Persediaan	177,493	*Inventories*
Uang muka	20,113	*Advances*
Pajak dibayar di muka	7,942	*Prepaid taxes*
Biaya dibayar di muka	10,071	*Prepaid expenses*
Investasi pada perusahaan asosiasi	7,014	*Investments in associates*
Investasi jangka panjang lain-lain	597	*Other long-term investments*
Hutan tanaman industri	349,114	*Industrial timber plantations*
Hutan tanaman industri dalam pengembangan	8,031	*Industrial timber plantations under development*
Aktiva tetap	811,771	*Fixed assets*
Goodwill	1,813	*Goodwill*

(Expressed in millions of Rupiah)

	2002	
Aktiva pajak tangguhan	1,557	*Deferred tax assets*
Piutang karyawan	4,242	*Loans to officers and employees*
Biaya tangguhan	11,959	*Deferred charges*
Aktiva lain-lain	6,106	*Others assets*
Jumlah aktiva	1,509,985	***Total assets***
Hutang usaha:		*Trade payables:*
Pihak yang mempunyai hubungan istimewa	23,283	*Related parties*
Pihak ketiga	158,707	*Third parties*
Hutang lain-lain	2,615	*Other payables*
Hutang pajak	1,497	*Taxes payable*
Biaya yang masih harus dibayar	192,711	*Accrued expenses*
Hutang pajak	58,795	*Taxes payable*
Hutang jangka panjang:		*Current maturities of long-term debt:*
Hutang bank dan pinjaman lain-lain	809,170	*Bank and other loans*
Pinjaman dana reboisasi	285,204	*Reforestation loans*
Wesel bayar	91,227	*Notes payable*
Hutang lain-lain:		*Other payables:*
Pihak yang mempunyai hubungan istimewa	4,661	*Related parties*
Kewajiban pajak tangguhan	285	*Deferred tax liabilities*
Kewajiban diestimasi	6,639	*Provisions*
Jumlah kewajiban	1,634,794	***Total liabilities***
Hak minoritas atas aktiva bersih anak perusahaan	7	***Minority interest in net assets of subsidiaries***
Kewajiban bersih	124,816	***Net liabilities***

c. **Arus kas bersih** — c. *Net cash flows*

	2002	
Arus kas dari aktivitas operasi		***Cash flows from operating activities***
Penerimaan dari pelanggan	423,772	*Receipts from customers*
Penerimaan dari aktivitas operasi lainnya	37,376	*Receipts from other operating activities*
Penghasilan bunga yang diterima	612	*Interest income received*
Pembayaran kepada pemasok	(363,438)	*Payments to suppliers*
Pembayaran untuk beban usaha	(46,165)	*Payments for operating expenses*
Pembayaran pajak penghasilan	(169)	*Payments for corporate income tax*
Arus kas bersih yang diperoleh dari aktivitas operasi	51,988	***Net cash flows provided from operating activities***
Arus kas dari aktivitas investasi		***Cash flows from investing activities***
Perolehan hutang tanaman industri dalam pengembangan	(794)	*addition to industrial timber plantation under development*
Perolehan aktiva tetap dan aktiva yang belum digunakan dalam usaha	(14,786)	*Acquisition of fixed assets and assets not used in operations*

Arus kas bersih yang

	2002	
Arus kas dari aktivitas pendanaan		***Cash flows from financing activities***
Penambahan pengembalian uang muka kepada pihak yang mempunyai hubungan istimewa	(851)	*Acquisition to advances to related parties*
Pembayaran bunga	(38,748)	*Interest paid*
Arus kas bersih yang digunakan untuk aktivitas pendanaan	(39,599)	***Net cash flows used in financing activities***
Penurunan bersih kas dan setara kas	(3,191)	***Net decrease in cash and cash equivalents***

d. Penyisihan untuk penurunan nilai aktiva

Pada tanggal 30 Juni 2003, penyisihan untuk penurunan nilai aktiva sejumlah Rp 58,8 miliar telah dibukukan untuk mencerminkan nilai aktiva yang dapat diatribusikan kepada SLJ.

d. Provision for impairment

As at 30 June 2002, a provision for impairment of Rp 58.8 billion has been recognised to reflect an assesment of the value of the assets attributable to SLJ.

32. AKTIVA ATAU KEWAJIBAN BERSIH DALAM MATA UANG ASING

Perseroan dan Anak perusahaan domestik memiliki aktiva dan kewajiban dalam mata uang asing dengan rincian sebagai berikut (dalam jumlah penuh):

32. NET ASSETS OR LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The Company and its domestic subsidiaries have assets and liabilities denominated in foreign currencies as follows (in full amounts):

	2003					
	JPY	US$	EUR	GBP	Others*	
Aktiva						*Assets*
Kas dan setara kas	517,829,674	325,209,285	3,617,563	3,707	267,855	*Cash and cash equivalents*
Investasi jangka pendek	-	11,035,812	-	-	-	*Short-term investments*
Piutang usaha	88,652,877	38,479,316	-	-	138,047	*Trade receivables*
Piutang lain-lain	16,992,943	6,705,196	241,438	-	-	*Other receivables*
Uang muka	1,548,439	1,866,352	2,415	201	2,045	*Advances*
Kas dan deposito berjangka yang dibatasi penggunaannya	97,832,320	9,311,968	7	-	-	*Restricted cash and time deposits*
Dana pelunasan obligasi	-	9,969,851	-	-	-	*Bond sinking funds*
Aktiva lain-lain	-	33,064,788	-	-	-	*Other assets*
	722,856,253	435,642,568	3,861,423	3,908	407,947	
Kewajiban						*Liabilities*
Pinjaman jangka pendek	(7,223,499,573)	(6,500,000)	(4,275,825)	-	-	*Short-term loans*
Hutang usaha	(1,399,026,282)	(49,390,596)	(1,879,368)	(316,318)	(165,339)	*Trade payables*
Hutang lain-lain	-	(4,519,182)	(14,023)	-	(33,390)	*Other payables*
Uang muka pelanggan dan penjualan	(1,564,475)	(1,579,079)	-	-	-	*Customer deposits and sales advances*
Biaya yang masih harus dibayar	(179,998,524)	(7,411,986)	-	(201)	-	*Accrued expenses*
Hutang bank dan lain-lain jangka panjang	(2,234,107,469)	(756,997,262)	-	-	-	*Long-term bank and other loans*
Pasiva lain-lain	(213,751)	(994,075)	-	-	-	*Other liabilities*
	(11,038,410,074)	(827,392,180)	(6,169,216)	(316,519)	(198,729)	
(Kewajiban)/aktiva bersih	(10,315,553,821)	(391,749,612)	(2,307,793)	(312,611)	209,218	*Net (liabilities)/assets*
Dalam ekuivalen Rupiah (dalam jutaan)	(713,097)	(3,245,646)	(21,869)	(4,282)	1,733	*Rupiah equivalent (in millions)*
Jumlah dalam Rupiah - bersih (dalam jutaan)	(3,983,161)					*Total in Rupiah – net (in millions)*

* Aktiva dan kewajiban dalam mata uang asing lainnya disajikan dalam jumlah yang setara dengan US Dolar dengan menggunakan kurs pada tanggal neraca.

* *Assets and liabilities denominated in other foreign currencies are presented as US Dollar equivalents using the exchange rate prevailing at balance sheet date.*

	2002					
	JPY	US$	Euros	GBP	Others*	
Aktiva						***Assets***
Kas dan setara kas	1,427,347,908	217,043,596	1,365,333	27,187	601,107	*Cash and cash equivalents*
Investasi jangka pendek	-	26,891,768	-	-	-	*Short-term investments*
Piutang usaha	214,795,775	33,918,852	-	361,203	222,471	*Trade receivables*
Piutang lain-lain	7,755,581	9,768,813	117,994	-	15,937	*Other receivables*
Uang muka	31,615,897	1,028,006	-	150	10,306	*Advance payments*
Kas dan deposito berjangka yang dibatasi penggunaannya *time deposits*		310,232,631	18,166,431	1	-	*Restricted cash and* -
Dana pelunasan obligasi	-	4,466,394	-	-	-	*Bond sinking funds*
Piutang derivatif	-	46,631,842	900,000	-	-	*Derivative receivables*
Aktiva lain-lain	-	394,167	-	-	-	*Other assets*
	1,991,747,792	358,309,869	2,383,328	388,540	849,821	
Kewajiban						***Liabilities***
Pinjaman jangka pendek	(9,456,718,142)	(10,042,334)	(4,788,917)	-	-	*Short-term loans*
Hutang usaha	(3,121,015,080)	(56,252,149)	(446,234)	(458,309)	(156,969)	*Trade payables*
Hutang lain-lain	(22,914,966)	(5,305,912)	(14,925)	-	(51,105)	*Other payables*
Uang muka pelanggan dan penjualan	-	(842,804)	-	(70,975)	-	*Customer deposits and sales advances*
Biaya yang masih harus dibayar	(360,270,607)	(29,051,007)	-	-	-	*Accrued expenses*
Hutang bank dan lain-lain *Long-term bank and* jangka panjang	(3,462,167,029)	(1,043,804,371)	-	-	-	*other loans*
	(16,423,085,824)	(1,145,298,577)	(5,250,076)	(529,284)	(208,074)	
Aktiva/(kewajiban) bersih *Net assets/(liabilities)*		(14,431,338,032)	(786,988,708)	(2,866,748)	(140,744)	641,747
Dalam ekuivalen Rupiah (dalam jutaan)	(1,054,759)	(6,870,411)	(24,736)	(1,878)	5,603	*Rupiah equivalent (in millions)*
Jumlah dalam Rupiah - bersih (dalam jutaan)	(7,946,181)					*Total in Rupiah – net (in millions)*

* Aktiva dan kewajiban dalam mata uang asing lainnya disajikan dalam jumlah yang setara dengan US Dolar dengan menggunakan kurs pada tanggal neraca.

* *Assets and liabilities denominated in other foreign currencies are presented as US Dollar equivalents using the exchange rate prevailing at balance sheet date.*

33. KONDISI EKONOMI

Indonesia mengalami kesulitan ekonomi berkepanjangan yang diperburuk dengan melemahnya ekonomi global pada tahun 2003 dan 2002. Pemulihan stabilitas ekonomi di Indonesia sangat tergantung pada efektifitas kebijakan yang diambil pemerintah, keputusan lembaga pemberi pinjaman internasional, perubahan dalam kondisi ekonomi global dan faktor-faktor lain, termasuk perkembangan peraturan dan politik, yang berada di luar kendali Perseroan dan anak perusahaan.

Kondisi tersebut mengakibatkan ketidakpastian ekonomi dan politik yang berkelanjutan. Laporan

33. ECONOMIC CONDITIONS

Indonesia has been experiencing a prolonged period of economic difficulty which has been compounded in 2003 and 2002 by a downturn in the global economy. Indonesia's return to economic stability is dependant to a large extent on the effectiveness of measures taken by the Government, decisions of international lending organisations, changes in global economic conditions and other factors including regulatory and political developments, which are beyond the Company's and subsidiaries' control.

These circumstances give rise to continued economic and political uncertainties. No adjustments relating

(Expressed in millions of Rupiah)

34. PERISTIWA SETELAH TANGGAL NERACA

Penerbitan Obligasi Serasi Autoraya I

Pada bulan Juli 2003, PT Serasi Autoraya (SAR), anak perusahaan, melalui penawaran umum telah menawarkan Obligasi Serasi Autoraya I dengan nilai nominal sebesar Rp 300 miliar. Obligasi ini mempunyai tingkat bunga per tahun sebesar 13,875% akan jatuh tempo pada tanggal 11 Juli 2008. Berdasarkan surat dari PT Pemeringkat Efek Indonesia ("PT Pefindo") No. 333/PEF-Dir/VI/2003 tanggal 6 Juni 2003, obligasi SAR mendapat peringkat idBBB+.

Pembelian Kembali Hutang Perseroan

Pada tanggal 8 Juli 2003, Perseroan mengambil keputusan untuk menerima penawaran pembelian kembali hutang sejumlah US$ 113, 52 juta dan Rp 7,67 miliar dengan harga rata-rata 97,50%. Sumber pendanaan untuk pembelian kembali hutang Seri II ini adalah berasal dari dana hasil right issue yang dilaksanakan pada awal tahun 2003 (lihat Catatan 1 dan 16).

Dengan terlaksananya pembelian kembali hutang Seri II pada bulan Juli 2003 dan hutang Seri III yang telah dilakukan pada bulan Februari 2003, maka total hutang Perseroan telah berkurang sebesar US$ 123,81 juta dan Rp 67,54 miliar di tahun 2003 diluar cicilan pembayaran rutin.

Kelanjutan restrukturisasi usaha TMMI (dahulu TAM)

Sebagai tindak lanjut dari Nota Kesepahaman reorganisasi TAM (lihat Catatan 3c), pada tanggal 4 Juli 2003, Perseroan telah menandatangani perjanjian penjualan 46% kepemilikannya atas TMMI kepada TMC dengan harga US$ 226 juta.

Dengan demikian, TMC akan menjadi pemegang saham mayoritas yang memiliki 95% saham perusahaan manufaktur (TMMI) sedangkan kepemilikan Perseroan turun menjadi 5%. TMMI akan mengembangkan operasi perusahaan manufaktur tersebut sebagai pusat produksi dan pemasok di wilayah ASEAN untuk produk Toyota.

34. SUBSEQUENT EVENT

Issuance of Serasi Autoraya I Bonds

In July 2003, PT Serasi Autoraya (SAR), a subsidiary, through public offering offered Serasi Autoraya Bonds I with nominal value of Rp 300 billion. The bonds bear 13.875% annual interest and will be due on 11 July 2008. This is in compliance with a letter from PT Pemeringkat Efek Indonesia ("PT Pefindo") No. 333/PEF-Dir/VI/2003 dated 6 June 2003 in which the SAR Bonds I is rated idBBB+.

Debt Buyback of the Company

On 8 July 2003, the Company accepted offers to buy back its debts for US$ 113.52 million and Rp 7.67 billion with average price 97.50%. The Company repurchased Series II debts which fund is generated from proceed of Right Issue in early 2003 (refer to Notes 1 and 16).

With the completion of debt buyback of Series II in July 2003 and Series III in February 2003, the Company's total debt has decreased by US$ 123.81 million and Rp 67.54 billion in 2003 excluding routine installment payment.

Progress on business restructuring of TMMI (formerly TAM)

As a follow up to the Memorandum of Understanding (refer to Note 3c), on 4 July, 2003, the Company signed an agreement to dispose its 46% interest in TMMI to TMC for US$ 226 million.

Thus, TMC shall to acquire a majority stake of 95% in the manufacturing entity (TMMI), while the Company interest shall be decreased to 5%. TMMI will develop manufacturing entity operation as a center of production and supply centers in ASEAN region for Toyota Product.

(Expressed in millions of Rupiah)

Pada perusahaan distribusi (TAM Baru), yang bertanggung jawab atas distribusi mobil Toyota di Indonesia serta impor kendaraan CBU, suku cadang, dan aksesorisnya yang tidak diproduksi di Indonesia, Perseroan akan tetap menjadi pemegang saham mayoritas dengan kepemilikan 51% saham perusahaan distribusi.

In distribution entity (New TAM), which will be responsible for distribution of Toyota vehicles in Indonesia and also importing the CBU vehicles, its spareparts and accessories which are not produced in Indonesia, the Company will maintain its majority stake of 51%.

Pada tanggal 15 Juli 2003 Perseroan dan TMC telah menandatangani dokumen-dokumen, sebagai berikut:

1. *Joint Venture Agreement* untuk TAM Baru;
2. Akta Pendirian untuk TAM Baru; dan
3. *Amended and Restated Shareholders Agreement* untuk TMMI.

On July 15, 2003 the Company and TMC, have signed several documents, that is:

1. *Joint Venture Agreement for New TAM;*
2. *Notarial Deed of New TAM; and*
3. *Amended and Restated Shareholders Agreement for TMMI.*

35. INFORMASI TAMBAHAN

Berikut pada halaman 110 sampai dengan halaman 118 adalah informasi keuangan PT Astra International Tbk. (induk perusahaan saja) yang menyajikan penyertaan Perseroan pada anak perusahaan berdasarkan metode ekuitas dan bukan dengan metode konsolidasi.

35. SUPPLEMENTARY INFORMATION

The following financial information of PT Astra International Tbk (parent company only) on pages 110 to 118, presents the Company's investments in subsidiaries under the equity method, as opposed to the consolidation method.

PT ASTRA INTERNATIONAL Tbk
INDUK PERUSAHAAN SAJA / *PARENT COMPANY ONLY*

NERACA
30 JUNI 2003 DAN 2002
(Dinyatakan dalam jutaan Rupiah, kecuali nilai nominal per saham)

BALANCE SHEETS
AS AT 30 JUNE 2003 AND 2002
(Expressed in millions of Rupiah, except par value per share)

	2003 Tidak Diaudit/ *Unaudited*	2002 Diaudit/ *Audited*	
AKTIVA			***ASSETS***
AKTIVA LANCAR			***CURRENT ASSETS***
Kas dan setara kas	1,127,248	831,395	*Cash and cash equivalents*
Investasi jangka pendek	1,578	1,802	*Short-term investments - net*
Piutang usaha : (setelah dikurangi penyisihan piutang ragu-ragu sebesar Rp 7.608 pada 30/06/2003 dan Rp 9.199 pada 30/06/2002)			*Trade receivables : (net of provision for doubtful accounts of Rp 7,608 at 30/06/2003 and Rp 9,199 at 30/06/2002)*
Pihak yang mempunyai hubungan istimewa	39,514	62,005	*Related parties*
Pihak ketiga	1,057,047	1,012,860	*Third parties*
Piutang lain-lain (setelah dikurangi penyisihan piutang ragu-ragu sebesar Rp 8.949 pada 30/06/2003 dan Rp 7.579 pada 30/06/2002)	153,737	94,734	*Other receivables (net of provision for doubtful accounts of Rp 8,949 at 30/06/2003 and Rp 7,579 at 30/06/2002)*
Persediaan	715,751	963,867	*Inventories*
Uang muka	73,395	114,698	*Advances*
Pajak dibayar di muka	86,964	55,865	*Prepaid taxes*
Biaya dibayar di muka	33,827	29,558	*Prepaid expenses*
Jumlah aktiva lancar	**3,289,061**	**3,166,784**	***Total current assets***
AKTIVA TIDAK LANCAR			***NON-CURRENT ASSETS***
Kas dan deposito berjangka yang dibatasi penggunaannya	1,302,661	86,860	*Restricted cash and time deposits*
Dana pelunasan obligasi	5,312	144,518	*Bond sinking funds*
Piutang lain-lain (setelah dikurangi penyisihan piutang ragu-ragu sebesar Rp 28.096 pada 30/06/2003 dan Rp 41.796 pada 30/06/2002):			*Other receivables (net of provision for doubtful accounts of Rp 28,096 at 30/06/2003 and Rp 41,796 at 30/06/2002):*
Pihak yang mempunyai hubungan istimewa	425,622	604,599	*Related parties*
Investasi pada perusahaan asosiasi dan anak perusahaan	10,177,028	7,619,839	*Investments in associates and subsidiaries*
Investasi jangka panjang lain-lain (setelah dikurangi penyisihan penurunan nilai saham sebesar Rp 5.657 pada 30/06/2003 dan 30/06/2002)	55,643	50,984	*Other long term investments (net of provision for decline in value of Rp 5,657 at 30/06/2003 and at 30/06/2002)*
Aktiva tetap (setelah dikurangi akumulasi penyusutan sebesar Rp 488.133 pada 30/06/2003 dan Rp 432.861 pada 30/06/2002)	1,449,410	1,334,592	*Fixed assets (net of accumulated depreciation of Rp 488,133 at 30/06/2003 and Rp 432,861 at 30/06/2002)*
Aktiva yang belum digunakan dalam usaha	211,454	241,925	*Assets not yet used in operations*
Aktiva pajak tangguhan	723,723	1,024,566	*Deferred tax assets*
Piutang karyawan	64,114	66,509	*Loan to officers and employees*
Biaya tangguhan	3,829	3,808	*Deferred charges*
Aktiva lain-lain	8,188	8,626	*Others assets*
Jumlah aktiva tidak lancar	**14,426,984**	**11,186,826**	***Total non-current assets***
JUMLAH AKTIVA	**17,716,045**	**14,353,610**	***TOTAL ASSETS***

PT ASTRA INTERNATIONAL Tbk
INDUK PERUSAHAAN SAJA / *PARENT COMPANY ONLY*

NERACA
30 JUNI 2003 DAN 2002
(Dinyatakan dalam jutaan Rupiah, kecuali nilai nominal per saham)

BALANCE SHEETS
AS AT 30 JUNE 2003 AND 2002
(Expressed in millions of Rupiah, except par value per share)

	2003 Tidak Diaudit/ *Unaudited*	2002 Diaudit/ *Audited*	
KEWAJIBAN DAN EKUITAS			***LIABILITIES AND EQUITY***
KEWAJIBAN JANGKA PENDEK			***CURRENT LIABILITIES***
Hutang usaha :			*Trade payables :*
Pihak yang mempunyai hubungan istimewa	886,628	691,803	*Related parties*
Pihak ketiga	103,791	157,919	*Third parties*
Hutang lain-lain	92,819	84,524	*Others payables*
Uang muka pelanggan dan penjualan	112,735	80,797	*Customer deposits and sales advances*
Hutang pajak	17,854	29,508	*Taxes payable*
Biaya yang masih harus dibayar	376,398	372,894	*Accrued expenses*
Penghasilan tangguhan	21,266	27,540	*Unearned income*
Bagian hutang jangka panjang yang jatuh tempo dalam waktu satu tahun :			*Current maturities of long-term debt :*
Hutang bank	505,752	1,316,145	*Bank loans*
Obligasi	323,032	839,040	*Bonds*
Jumlah kewajiban jangka pendek	**2,440,275**	**3,600,170**	***Total current liabilities***
KEWAJIBAN JANGKA PANJANG			***NON-CURRENT LIABILITIES***
Hutang lain-lain :			*Other payables :*
Pihak yang mempunyai hubungan istimewa	19,210	22,592	*Related parties*
Penghasilan tangguhan	20,014	20,014	*Unearned income*
Kewajiban diestimasi	335,584	314,594	*Provisions*
Hutang jangka panjang - setelah dikurangi bagian yang jatuh tempo dalam waktu satu tahun :			*Long-term debts-net of current maturities :*
Hutang bank	2,728,408	2,763,476	*Bank loans*
Obligasi	2,475,641	2,537,807	*Bonds*
Jumlah kewajiban jangka panjang	**5,578,857**	**5,658,483**	***Total non-current liabilities***

PT ASTRA INTERNATIONAL Tbk
INDUK PERUSAHAAN SAJA / *PARENT COMPANY ONLY*

NERACA
30 JUNI 2003 DAN 2002
(Dinyatakan dalam jutaan Rupiah, kecuali nilai nominal per saham)

BALANCE SHEETS
AS AT 30 JUNE 2003 AND 2002
(Expressed in millions of Rupiah, except par value per share)

	2003 Tidak Diaudit/ *Unaudited*	2002 Diaudit/ *Audited*	
EKUITAS			***EQUITY***
Modal saham			*Share capital*
Modal dasar - 6.000.000.000 saham dengan nilai nominal Rp 500 per saham			*Authorised - 6,000,000,000 shares with par value of Rp 500 per share*
Modal ditempatkan dan disetor penuh - 4.016.933.116 pada 30/06/2003 dan 2.605.333.236 pada 30/06/2002	2,008,467	1,302,667	*Issued and fully paid 4,016,933,116 shares at 30/06/2003 and 2,605,333,236 shares at 30/06/2002*
Tambahan modal disetor	1,097,781	452,207	*Additional paid-in capital*
Selisih penilaian kembali aktiva tetap	430,121	430,121	*Fixed assets revaluation reserve*
Selisih transaksi restrukturisasi entitas sepengendali	124,361	124,361	*Difference arising from restructuring transactions among entities under common control*
Selisih transaksi perubahan ekuitas perusahaan afiliasi	1,429,794	1,377,211	*Capital transactions of affiliates*
Akumulasi selisih kurs karena penjabaran laporan keuangan	(6,576)	(6,576)	*Exchange differences due to financial statement translation*
Penyesuaian nilai wajar investasi	(331,547)	(300,253)	*Investment fair value revaluation*
Saldo laba telah di tentukan penggunaannya	44,700	4,700	*Appropriated retained earnings*
Saldo laba yang belum ditentukan penggunaannya	4,899,812	1,710,519	*Unappropriated retained earnings*
Jumlah ekuitas	**9,696,913**	**5,094,957**	***Total equity***
JUMLAH KEWAJIBAN DAN EKUITAS	**17,716,045**	**14,353,610**	***TOTAL LIABILITIES AND EQUITY***

PT ASTRA INTERNATIONAL Tbk
INDUK PERUSAHAAN SAJA / *PARENT COMPANY ONLY*

LAPORAN LABA RUGI
UNTUK ENAM BULAN YANG BERAKHIR
30 JUNI 2003 DAN 2002
(Dinyatakan dalam jutaan Rupiah,
kecuali laba bersih per saham)

STATEMENT OF INCOME
FOR THE SIX MONTHS ENDED
30 JUNE 2003 AND 2002
(Expressed in millions of Rupiah,
except net earnings per share)

	2003 Tidak Diaudit/ *Unaudited*	2002 Diaudit/ *Audited*	
Penghasilan bersih	9,480,541	9,615,190	***Net revenues***
Beban pokok penghasilan	(8,407,750)	(8,569,028)	***Cost of revenues***
Laba kotor	1,072,791	1,046,162	***Gross profit***
Beban usaha	(927,832)	(809,400)	***Operating expenses***
Laba usaha	144,959	236,762	***Operating income***
Penghasilan/(beban) lain-lain :			***Other income/(expenses) :***
Laba selisih kurs	287,124	1,090,325	*Foreign exchange gain*
Penghasilan bunga	64,887	73,166	*Interest income*
Penyisihan kerugian	23,455	191,937	*Provision for loss*
Beban bunga	(228,100)	(252,939)	*Interest expense*
Penghasilan/(beban) lain-lain	52,724	(79,748)	*Other income/(expenses)*
	200,090	1,022,741	
Bagian laba bersih perusahaan asosiasi dan anak perusahaan	1,651,624	1,461,689	***Equity in net income of associates companies and subsidiaries***
Laba sebelum pajak penghasilan	1,996,673	2,721,192	***Profit before income tax***
Beban pajak penghasilan	(198,579)	(528,439)	***Income tax expense***
Laba dari aktivitas normal	1,798,094	2,192,753	***Profit from ordinary activities***
Pendapatan luar biasa, setelah pajak	1,674	-	***Extraordinary income, net of income tax***
Laba bersih	1,799,768	2,192,753	***Net income***
Laba bersih per saham :			***Net earnings per share :***
Dasar (Rupiah penuh)	448	621 *)	*Basic (full Rupiah)*
Dilusian (Rupiah penuh)	446	616 *)	*Diluted (full Rupiah)*

* Disajikan kembali — * *Restated*

PT ASTRA INTERNATIONAL Tbk
INDUK PERUSAHAAN SAJA/*PARENT COMPANY ONLY*

LAPORAN PERUBAHAN EKUITAS
UNTUK ENAM BULAN YANG BERAKHIR
30 JUNI 2003 DAN 2002
(Dinyatakan dalam jutaan Rupiah)

STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED
30 JUNE 2003 AND 2002
(Expressed in millions of Rupiah)

	Modal Saham/ *Share capital*	Tambahan modal disetor / *Additional paid-in capital*	Selisih penilaian kembali aktiva tetap/ *Fixed assets revaluation reserve*	Selisih transaksi restukturisasi entitas sepengendali/ *Difference arising from restructuring transactions among entities under common control*	Selisih transaksi perubahan ekuitas perusahaan afiliasi / *Capital transactions of affiliates*	Akumulasi selisih kurs karena penjabaran laporan keuangan / *Exchange difference due to financial statement translation*	Akumulasi penyesuaian nilai wajar investasi / *Investment fair value revaluation reserve*	Saldo laba telah ditentukan penggunaannya / *Appropriated retained earnings*	Saldo (defisit)/ laba yang belum ditentukan penggunaannya / *Unappropriated (accumulated losses)/ retained earnings*	Jumlah / *Total*	
Saldo 1 Januari 2002	1,269,090	339,113	430,121	124,361	1,376,832	(6,576)	(345,957)	4,700	(482,234)	2,709,450	*Balance at 1 January 2002*
Laba bersih	-	-	-	-	-	-	-	-	2,192,753	2,192,753	*Net income*
Penerbitan saham	10,068	-	-	-	-	-	-	-	-	10,068	*Shares issued*
Tambahan modal disetor	-	18,683	-	-	-	-	-	-	-	18,683	*Additional paid-in capital*
Selisih transaksi perubahan ekuitas perusahaan afiliasi	-	-	-	-	(4,422)	-	-	-	-	(4,422)	*Capital transactions of affiliates*
Penyesuaian nilai wajar investasi	-	-	-	-	-	-	63,091	-	-	63,091	*Investment fair value revaluation*
Saldo 30 Juni 2002	1,279,158	357,796	430,121	124,361	1,372,410	(6,576)	(282,866)	4,700	1,710,519	4,989,623	*Balance at 30 June 2002*

PT ASTRA INTERNATIONAL Tbk
INDUK PERUSAHAAN SAJA/*PARENT COMPANY ONLY*

LAPORAN PERUBAHAN EKUITAS
UNTUK ENAM BULAN YANG BERAKHIR
30 JUNI 2003 DAN 2002
(Dinyatakan dalam jutaan Rupiah)

STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED
30 JUNE 2003 AND 2002
(Expressed in millions of Rupiah)

	Modal Saham/ *Share capital*	Tambahan modal disetor / *Additional paid-in capital*	Selisih penilaian kembali aktiva tetap/ *Fixed assets revaluation reserve*	Selisih transaksi restrukturisasi entitas sepengendali/ *Difference arising from restructuring transactions among entities under common control*	Selisih transaksi perubahan ekuitas perusahaan afiliasi / *Capital transactions of affiliates*	Akumulasi selisih kurs karena penjabaran laporan keuangan / *Exchange difference due to financial statement translation*	Akumulasi penyesuaian nilai wajar investasi / *Investment fair value revaluation reserve*	Saldo laba telah ditentukan penggunaannya / *Appropriated retained earnings*	Saldo laba yang belum ditentukan penggunaannya / *Unappropriated retained earnings*	Jumlah / *Total*	
Saldo 1 Januari 2003	1,304,044	453,209	430,121	124,361	1,405,002	(6,576)	(352,411)	4,700	3,140,044	6,502,494	*Balance at 1 January 2003*
Laba bersih	-	-	-	-	-	-	-	-	1,799,768	1,799,768	*Net income*
Pembentukan cadangan umum	-	-	-	-		-	-	40,000	(40,000)	-	*Appropriation for general reserve*
Penerbitan saham	704,423	-	-	-	-	-	-	-	-	704,423	*Shares issued*
Tambahan modal disetor	-	644,572	-	-	-	-	-	-	-	644,572	*Additional paid in capital*
Selisih transaksi perubahan ekuitas perusahaan afiliasi	-	-	-	-	24,792	-	-	-	-	24,792	*Capital transaction of affiliates*
Penyesuaian nilai wajar investasi	-	-	-	-	-	-	20,864	-	-	20,864	*Investment fair value revaluation*
Saldo 30 Juni 2003	2,008,467	1,097,781	430,121	124,361	1,429,794	(6,576)	(331,547)	44,700	4,899,812	9,696,913	*Balance at 30 June 2003*

PT ASTRA INTERNATIONAL Tbk
INDUK PERUSAHAAN SAJA / PARENT COMPANY ONLY

LAPORAN ARUS KAS
UNTUK PERIODE YANG BERAKHIR
30 JUNI 2003 DAN 2002
(Dinyatakan dalam jutaan Rupiah)

STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED
30 JUNE 2003 AND 2002
(Expressed in millions of Rupiah)

	2003 Tidak Diaudit/ Unaudited	2002 Diaudit/ *Audited*	
Arus kas dari aktivitas operasi :			***Cash flows from operating activities :***
Penerimaan dari pelanggan	9,084,782	9,507,426	*Receipts from customers*
Penghasilan bunga yang diterima	60,849	59,841	*Interest income received*
Pembayaran kepada pemasok	(7,835,874)	(8,801,622)	*Payments to suppliers*
Pembayaran kepada karyawan	(264,579)	(237,047)	*Payments to employees*
Pembayaran untuk beban usaha	(663,579)	(533,776)	*Payments for operating expenses*
(Pembayaran)/penerimaan dari pengembalian pajak penghasilan	(3,590)	13,248	*(Payments of)/receipts from refund of corporate income tax*
Pembayaran untuk aktivitas operasi lainnya	(84,670)	(215,801)	*Payments for other operating activities*
Arus kas bersih yang diperoleh dari/ (digunakan untuk) aktivitas operasi	293,339	(207,731)	***Net cash flows provided from/ (used in) operating activities***
Arus kas dari aktivitas investasi :			***Cash flows from investing activities :***
Dividen kas yang diterima	753,838	191,031	*Cash dividends received*
Penurunan penempatan jangka pendek	-	982	*Reduction in short-term investments*
Penerimaan dari pengembalian/(pembayaran) uang muka penyertaan saham	59,058	(948)	*Reduction/(addition) in advances for purchase of shares of stock*
Hasil penjualan aktiva tetap	1,303	3,192	*Proceeds from sale of fixed assets*
Perolehan aktiva tetap dan aktiva yang belum digunakan dalam operasi	(58,099)	(9,002)	*Acquisitions of fixed assets and assets not yet used in operations*
Penambahan biaya tangguhan	-	(182)	*Addition to deferred charges*
Penerimaan dari penjualan investasi jangka panjang	-	25,351	*Proceeds from sale of long-term investments*
Penambahan investasi	(41,407)	-	*Additions to investments*
Arus kas bersih yang diperoleh dari aktivitas investasi	714,693	210,424	***Net cash flows provided from investing activities***

PT ASTRA INTERNATIONAL Tbk
INDUK PERUSAHAAN SAJA / PARENT COMPANY ONLY

LAPORAN ARUS KAS
UNTUK PERIODE YANG BERAKHIR
30 JUNI 2003 DAN 2002
(Dinyatakan dalam jutaan Rupiah)

STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED
30 JUNE 2003 AND 2002
(Expressed in millions of Rupiah)

	2003 Tidak Diaudit/ Unaudited	2002 Diaudit/ *Audited*	
Arus kas dari aktivitas pendanaan :			***Cash flows from financing activities :***
Penambahan modal saham	1,361,096	146,671	*Proceeds from issuance of share capital*
Pembayaran beban bunga	(232,833)	(236,437)	*Interest expense paid*
Pembayaran hutang jangka panjang	(538,122)	-	*Repayment of long-term loans*
Pengembalian dana dari pihak ketiga	-	21,336	*Refund of funds held in escrow*
(Penambahan)/penurunan kas dan deposito berjangka yang dibatasi penggunaannya	(1,270,097)	129,218	*(Addition)/reduction in restricted cash and time deposits*
Penurunan/(penambahan) dana pelunasan obligasi	148,062	(13,135)	*Reduction/(addition) to bond sinking fund*
Arus kas bersih yang (digunakan untuk)/diperoleh dari aktivitas pendanaan	(531,894)	47,653	***Net cash flows (used in)/provided from financing activities***
Kenaikan bersih kas dan setara kas	476,138	50,346	***Net increase in cash and cash equivalents***
Efek dari perubahan kurs pertukaran pada kas dan setara kas	(4,258)	(14,914)	***Effects of exchange rate changes on cash and cash equivalents***
Kas dan setara kas pada awal periode	655,368	795,963	***Cash and cash equivalents at the beginning of the period***
Kas dan setara kas pada akhir periode	1,127,248	831,395	***Cash and cash equivalents at the end of the period***
Aktivitas yang tidak mempengaruhi arus kas :			***Activities not affecting cash flows:***
Keuntungan yang belum direalisasi atas efek tersedia untuk dijual	20,864	45,704	*Unrealized gain on securities available for sale*

PT ASTRA INTERNATIONAL Tbk.
INDUK PERUSAHAAN SAJA/*PARENT COMPANY ONLY*

**REKONSILIASI LABA BERSIH
UNTUK TIGA BULAN YANG BERAKHIR
30 JUNI 2003 DAN 2002**
(Dinyatakan dalam jutaan Rupiah)

***RECONCILIATION OF NET INCOME
FOR THE THREE MONTHS ENDED
30 JUNE 2003 AND 2002***
(Expressed in millions of Rupiah)

Rekonsiliasi antara laba bersih konsolidasian dan laba bersih Perseroan adalah sebagai berikut:

A reconciliation between net income in the consolidated statements of income and net income in the statements of income of the Company is as follows:

	2003 Tidak diaudit/ *Unaudited*	**2002 Diaudit/ *Audited***	
Laba bersih konsolidasian	1,799,768	2,207,083	*Net income per consolidated statements of income*
Rekonsiliasi:			*Reconciliation:*
Kerugian melebihi nilai investasi pada anak perusahaan	-	(14,330)	*Losses in excess of the investments in subsidiaries*
Laba bersih Perseroan (induk perusahaan saja)	1,799,768	2,192,753	*Net income of the Company (parent company only)*

MASNET No. 17 OF 29.07.2003
Announcement No. 17


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

2003 INTERIM RESULTS ANNOUNCEMENT (PRESENTATION MATERIAL)

We append below the presentation material relating to Cycle & Carriage Limited's 2003 interim results announcement.



CCL Presentation Material on 2003 Interim Results (29jul

Submitted by Ho Yeng Tat, Group Company Secretary on 29/07/2003 to the SGX

Cycle & Carriage Limited

2003 interim results

29 July 2003




CYCLE & CARRIAGE

HY 2003 : Key highlights

- 21% increase in underlying net profit over HY2002
- Continued strong performance from Astra; strengthened financial performance
- Overall lower contribution from Motor; improved contribution from Property
- Net debt increased to S$778 million; net debt / shareholders' funds at 62%
- Interim gross dividend maintained at S$0.03 per share

HY 2003 : Key developments

- *Astra stake increased to 35.1%; total cost of investment thus far is S$831 million*
- *Astra announcement*
  - *debt buyback*
  - *dividend*
  - *Toyota-Astra Motor divestment*
- *Acquisition of additional 10% stake in UMF; current ownership at 50%*
- *Loss of Mercedes-Benz distribution in Malaysia; reduced contribution*
- *Continued losses in Australia*
- *Ongoing replenishment of land bank by MCL Land*

2

Financial Highlights

	6 months ended		
	30/6/2003	30/6/2002	Change
	S$m	S$m	
Revenue*	2,695	2,379	13%
Underlying profit	162	134	21%
Exceptional items	1	(22)	n.m.
Net profit	163	112	46%
Shareholders' funds	1,248	934	34%
Capital employed	1,577	1,309	20%
Net debt	778	750	4%
Gearing (net debt/SF)	62%	80%	
Gearing (net debt/CE)	49%	57%	

Financial Highlights (continued)

	6 months ended 30/6/2003 cts	30/6/2002 cts	Change
Underlying EPS	66.9	56.1	19%
EPS	67.5	46.9	44%
Gross dividend per share	3.0	3.0	0%
Net asset value per share	515	391	32%

Trading Profit - By activity

	6 months ended 30/6/2003 S$m	30/6/2002 S$m	Change
Motors			
Singapore	16.9	8.8	92%
Malaysia	5.0	9.8	(49%)
Australia	(8.3)	4.3	n.m.
New Zealand	5.0	3.0	67%
Others	0.1	(0.1)	n.m.
	18.7	25.8	(28%)
Properties			
MCL Land	16.8	7.9	113%
CCLGp Properties	1.4	1.7	(18%)
	18.2	9.6	90%
Astra	112.2	98.0	14%
Other interests	(10.0)	(9.0)	11%
Trading profit	139.1	124.4	12%

n.m. = not meaningful

Net Profit – By activity

	6 months ended		
	30/6/2003	30/6/2002	Change
	S$m	S$m	
Trading profit	139.1	124.4	12%
Material recurring items			
Forex gains	18.2	44.3	(59%)
Deferred tax	4.4	-	n.m.
Provision for tax	-	(35.0)	n.m.
Underlying profit	161.7	133.7	21%
Exceptional items			
Forex losses on loans to subsidiaries	-	(12.4)	n.m.
Revaluation of Inv. Prop.	(6.4)	(9.9)	(35%)
Gain on debt buyback	11.5	-	n.m.
Adjustment- sale of invest.	(3.7)	0.5	n.m.
	1.4	(21.8)	n.m.
Net profit	163.1	111.9	46%

n.m. = not meaningful

Net debt / (cash)

As at	30/6/2003	31/12/2002
	S$m	S$m
CCL	477	363
Singapore Motors	27	(20)
MCL Land	182	121
Cycle & Carriage Australia	50	132
CCL Group Properties	18	17
Cycle & Carriage NZ/TIL	28	23
Other	(4)	(2)
Total	778	634

C&C Group structure

Three core business interests


CYCLE & CARRIAGE


S$1,223m
Astra International
S$3,097m
35.1%
Motor vehicle distribution and retail
Property investment and development
Singapore Motors
100%
MCL Land Limited
S$502m
65.7%
UMF
50.0%
CCL Group Properties
79.3%
C&C Bintang
S$237m
48.1%
C&C Malaysia
84.5%
Australia, New Zealand and Thailand
100%
80.6%
14.3%
11.3%

Listed entities; market capitalisation in S$m as at 28 July 2003 stated below

Contribution to HY 2003 underlying net profit (negative contribution from "others")

Astra

Astra

The Market

	5 months to May 2003	5 months to May 2002	Change
Toyota	40,897	37,319	10%
Daihatsu	8,776	8,526	3%
Isuzu	7,399	11,888	(38%)
BMW	1,125	707	59%
Peugeot	556	775	(28%)
Nissan Diesel	464	489	(5%)
Total	59,217	59,704	(1%)
Vehicle market	140,825	131,941	7%
Astra market share	42%	45%	
Honda	596,963	563,522	6%
Motorcycle market	1,102,849	975,710	13%
Astra market share	54%	58%	
Crude palm oil sold (MT)	209,440	175,749	19%

Astra (continued)

Revenue by activity

	5 months to May 2003 Rp bn	5 months to May 2002 Rp bn	Change
Cars	8,273	8,292	0%
Motorcycles	1,453	1,572	(8%)
Components	880	801	10%
Automotive	10,606	10,665	(1%)
Financial services	826	609	36%
Heavy equipment	142	122	16%
IT & Consumer goods	280	310	(10%)
Agribusiness	997	756	32%
Woodbased	-	342	n.m.
Others	11	8	38%
Total	12,862	12,812	0%

n.m. = not meaningful

Astra (continued)

	5 months to May 2003 Rp bn	5 months to May 2002 Rp bn	Change
Revenue	12,862	12,812	0%
Operating profit	1,371	1,139	20%
Associates' income	774	810	(4%)
Net interest	(117)	(251)	(53%)
Forex gain	290	1,289	(78%)
Miscellaneous	239	141	70%
Profit before tax	2,557	3,128	(18%)
Taxation	(619)	(772)	(20%)
Minority Interests	(337)	(273)	23%
PATAM	1,601	2,083	(23%)

Astra (continued)

	5 months to May 2003 Rp bn	5 months to May 2003 S$ m	5 months to May 2002 S$ m
Revenue	12,862	2,602.0	2,434.3
Trading profit	1,399	283.0	230.3
Forex gain	202	40.8	165.6
Attributable profit	1,601	323.8	395.9
C&C's 35% share		S$ m	S$ m
Trading profit (incl. adj.)		112.2	98.0
Forex gain (adj. for June)		18.2	44.3
SANF debt buyback		11.5	-
Sale of Pramindo		(4.3)	-
Provision for tax		-	(35.0)
BU- gain on sale		-	0.5
Net profit		137.6	107.8

Astra (continued)

Review

Earnings

- Continued benefit from stable economic environment and relative strength of the rupiah
  - exchange gains on foreign currency denominated debt
- Gains on debt buyback
- Adjustment to gain on sale of Pramindo

Operations

- Motor vehicle sales dropped marginally by 1%, and lost 3% in market share
  - Toyota continues as market leader with 29% market share
- Astra Honda Motors sales increased 6% compared to overall market growth of 13%
- Agribusiness buoyed by 17% increase in production and 21% increase in average prices

More soundly financed

- Successful debt restructuring and rights issue
- Debt buyback programme; debt release expected by end 2003
- US$226m disposal of 46% stake in TAM

Astra (continued)

Market outlook

Outlook

- Major contributor to Group earnings going forward
  - possible interim dividend for FY2003, aims to maintain and increase regular dividend payments going forward
- Growth opportunity
  - strong consumption growth and strong distribution network
- Reduced financial risk; more soundly financed

Motors
— Singapore

Singapore Motors

The Market

	6 months ended		
	30/6/2003	30/6/2002	Change
Mercedes-Benz	1,874	1,156	62%
Mitsubishi	2,274	2,099	8%
Kia	1,116	933	20%
Proton	-	207	n.m.
Total	5,264	4,395	20%
Passenger car market	38,407	31,457	22%
C&C market share	14%	14%	
Commercial vehicles (excluding taxis)	475	641	(26%)
Commercial vehicles market	6,640	4,278	55%
C&C market share	7%	15%	

n.m. = not meaningful

Singapore Motors (continued)

	6 months ended		
	30/6/2003	30/6/2002	Change
	S$m	S$m	
Revenue	786.0	601.3	31%
Contributions:			
Motor operations	20.6	9.7	112%
Auto finance	7.8	6.8	15%
	28.4	16.5	72%
Overheads & interest	(8.9)	(5.2)	71%
Taxation	(2.6)	(2.5)	4%
	16.9	8.8	92%

Singapore motors (continued)

Review and market outlook

Review

- HY 2003 earnings increased 92% on the back of continuing high allocation of COEs and higher sales
- New E-Class boosted Mercedes-Benz passenger car sales by 62%
- Sales of Mitsubishi and Kia increased 12%
- Sales of commercial vehicles decreased 26%
- Increased interest in motor finance business, UMF, from 40% to 50% (upon exercise of put option), at a cost of S$16.5 million

Outlook

- Mature market; stable operations
- Strong competition and ongoing margin pressure
- Focus on luxury and quality value marques, continue to develop ancillary services
- Capitalise on strong relationships with principals and service quality

Motors
— Malaysia

C&C Bintang

The Market

	6 months ended 30/6/2003	30/6/2002	Change
Mercedes-Benz*	2,564	1,664	54%
Other	344	22	n.m.
Total	2,908	1,686	72%
Non-national car market	21,181	15,214	39%
CCB market share	14%	11%	
Mercedes-Benz CV	140	213	(34%)
Mazda CV	384	519	(26%)

*1,322 units sold to DaimlerChrysler Malaysia

n.m. = not meaningful

C&C Bintang (continued)

	6 months ended		
	30/6/2003	30/6/2002	Change
	RMm	RMm	
Revenue	545.7	418.4	30%
CCB earnings	22.2	40.1	(45%)
Associates earnings*	(2.5)	(9.4)	(73%)
Profit attributable to shareholders	19.7	30.7	(36%)
Shareholders' funds	665.5	645.8	3%
Earnings per share -basic (sen)	20.1	31.4	(36%)

*Includes provision of RM5.1m for Weld

C&C Bintang (continued)

Review and market outlook

Review

- Change from Mercedes-Benz distributor to major dealer effective January 2003
  - financial impact mitigated by the sale of carry-over units carrying distribution margins

Outlook

- Well positioned to capitalise on demand growth given established market position
- Loss of distribution rights for Mercedes-Benz will have a material adverse effect on earnings going forward

Motors
— Australia

C&C Australia

The Market

	6 months ended		
	30/6/2003	30/6/2002	Change
Hyundai	15,909	20,587	(23%)
Audi	2,234	1,945	15%
Total	18,143	22,532	(19%)
Passenger car market	284,947	264,984	8%
Market share	6%	9%	

C&C Australia (continued)

	30/6/2003 S$m	30/6/2002 S$m	Change
Revenue*	405.8	441.7	(8%)
Profit/(loss) attributable to shareholders	(8.3)	4.3	n.m.
Shareholders' funds	109.6	121.4	(10%)

- Motor activities severely impacted by keen competition
  - increase in sales of Audi vehicles
  - decrease in sales of Hyundai vehicles

* Includes share of associates' revenue

n.m. = not meaningful

Motors

— New Zealand

C&C NZ/TIL

	6 months ended		
	30/6/2003	30/6/2002	Change
Kia distribution	249	185	35%
Other PCs	534	416	28%
Other CVs	231	199	16%
Trucks	404	222	82%
Total	1,418	1,022	39%
Revenue (NZ$m)	142.7	106.5	34%
Attributable profit (NZ$m)	5.1	3.7	38%

- New Zealand operations continue to benefit from strong commercial vehicle demand
- Future performance buoyed by quality products, expanded distribution network and support services
- Stable market

Properties
– MCL Land

MCL Land

	6 months ended		
	30/6/2003	30/6/2002	Change
	S$m	S$m	
Turnover	186.7	183.7	2%
Investment profit	6.7	7.8	(14%)
Development profit	18.6	4.9	280%
Overheads	(0.7)	0.5	n.m.
Trading profit	24.6	13.2	86%
Juniper sale	1.0	-	n.m.
Revaluation deficit	-	(14.9)	n.m.
Net profit/(loss) after tax	25.6	(1.7)	n.m.
Shareholders' funds	823.9	801.3	3%
Capital employed	833.4	811.7	3%
Net debt	182.3	268.8	(32%)
Gearing	22%	33%	
Earnings per share (cts)	6.9	(0.5)	n.m.
Net asset value per share (cts)	223	217	3%

n.m. = not meaningful

MCL Land (continued)

Review and market outlook

Review

- Contribution from development property increased 280%, primarily due to The Warren
- Focus on replenishment of land bank; acquired two sites for S$92.6m
- Singapore property market remained sluggish in the first half, however, some improvement in residential market in the latter part

Outlook

- Sustained profitability of current development projects
- Continued replenishment of land bank
- Property prices in Singapore likely to remain stable in the short-term
- Sentiments continue to be affected by uncertain economic outlook

Properties

— CCL Group Properties

CCL Group Properties

	6 months ended		
	30/6/2003	30/6/2002	Change
	S$m	S$m	
Operating profit	1.2	1.7	(29%)
Revaluation deficit	(6.4)	-	n.m.
Less: translation gain/(loss)	0.2	(10.1)	n.m.
Net profit/(loss)	(5.0)	(8.4)	(40%)

- *Revaluation deficit due to write down in value for Menara Weld*
- *Translation loss on intercompany loans in 2002*

n.m. = not meaningful

MASNET No. 16 OF 29.07.2003
Announcement No. 16


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Request For Lifting Of Suspension Of Trading

29 July 2003

Ms Darrell Lam
Singapore Exchange Securities Trading Limited
2 Shenton Way #19-00
SGX Centre 1
Singapore 068804

Dear Ms Lam

REQUEST FOR LIFTING OF SUSPENSION OF TRADING

Cycle & Carriage Limited wishes to request for a lifting of the suspension in trading of its shares with immediate effect.

Yours faithfully
Ho Yeng Tat
Group Company Secretary
Cycle & Carriage Limited

Submitted by Ho Yeng Tat, Group Company Secretary on 29/07/2003 to the SGX

MASNET No. 15 OF 29.07.2003
Announcement No. 15


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

PROPOSED RIGHTS ISSUE OF CYCLE & CARRIAGE LIMITED

We append below Cycle & Carriage Limited's announcement of its proposed Rights Issue.



CCL Rights Announcement (29jul03).

Submitted by Ho Yeng Tat, Group Company Secretary on 29/07/2003 to the SGX

THIS ANNOUNCEMENT IS NOT FOR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED
(Incorporated in the Republic of Singapore)

PROPOSED RIGHTS ISSUE

1. INTRODUCTION

The Board of Directors of Cycle & Carriage Limited (**"Cycle & Carriage"** or the **"Company"**) is pleased to announce (the **"Announcement"**) that the Company plans to raise between approximately S$245.7 million and S$248.1 million by way of a renounceable underwritten rights issue (the **"Rights Issue"**) at an issue price of S$3.00 for each new ordinary share of S$1.00 each (**"Rights Shares"**) in the capital of the Company.

2. TERMS OF RIGHTS ISSUE

2.1 **Basis.** The Rights Issue will be offered to shareholders of the Company on the basis of one new Rights Share for every three ordinary shares of S$1.00 each (**"Shares"**) held in the capital of the Company as at 5.00 p.m. (Singapore time) on 14 August 2003 (the **"Books Closure Date"**), fractions of a Rights Share being disregarded. Entitled Shareholders (as defined in Section 12 below) are eligible to apply for additional Rights Shares in excess of their provisional allotments of Rights Shares under the Rights Issue.

2.2 **Issue Price.** Each Rights Share will be offered and issued at S$3.00 (the **"Issue Price"**).

The Issue Price represents a discount of approximately 39.8 per cent. to the closing price of S$4.98 per Share on the Singapore Exchange Securities Trading Limited (the **"SGX-ST"**) on 28 July 2003, being the last trading day prior to the date of this Announcement.

2.3 **Size of Rights Issue.** Based on the issued and paid-up share capital of the Company as at the date of this Announcement, comprising 245,658,088 Shares and the 2,407,900 options (the **"Options"**) granted under the CCL Executives' Share Option Scheme 2000 and the CCL Senior Executives' Share Option Scheme (together referred to as the **"ESOS"**) which are exercisable as at the date of this Announcement (the **"Vested Options"**), the Company will issue a minimum of 81,886,029 and a maximum of 82,688,662 Rights Shares, representing approximately 33.3 per cent. and 33.7 per cent., respectively, of the issued share capital of the Company as at the date of this Announcement. The actual number of Rights Shares to be issued will depend on the number of Vested Options which are exercised by the Books Closure Date.

2.4 **Ranking.** The Rights Shares are payable in full upon acceptance and/or application and will, upon allotment and issue, rank *pari passu* in all respects with the then existing issued Shares. The Rights Shares will be eligible for the interim dividend for 2003 announced by the Company today, as further described in Section 6 below.

2.5 **Manager and Financial Adviser.** The Company has appointed UBS AG, Singapore Branch ("**UBS**") as manager and financial adviser for the Rights Issue.

3. INDICATIVE TIMETABLE

An indicative timetable of the Rights Issue is set out below:

Event		Date
Shares trade cum-rights	:	29 July 2003 from 2.00 p.m.
Shares trade ex-rights	:	12 August 2003 from 9.00 a.m.
Books Closure Date	:	14 August 2003 at 5.00 p.m.
Commencement of trading of "nil-paid" rights	:	*19 August 2003 from 9.00 a.m.*
Despatch of Abridged Prospectus and forms to Entitled Shareholders	:	*19 August 2003*
Last date and time for splitting rights (for Entitled Scripholders (as defined below))	:	*27 August 2003 at 4.45 p.m.*
Trading of "nil-paid" rights ceases	:	*27 August 2003 at 5.00 p.m.*
Last date and time for acceptance of and payment for Rights Shares	:	*2 September 2003 at 4.45 p.m. (9.30 p.m. for electronic applications)*
Last date and time for renunciation of and payment for Rights Shares (for Entitled Scripholders)	:	*2 September 2003 at 4.45 p.m.*
Last date and time for application and payment for excess Rights Shares	:	*2 September 2003 at 4.45 p.m. (9.30 p.m. for electronic applications)*
Expected date for issuance of Rights Shares	:	*9 September 2003*
Expected date for listing and commencement of trading of Rights Shares	:	*10 September 2003 from 9.00 a.m.*

All dates shown in italics are indicative only and are subject to confirmation. Definitive dates will be announced in due course.

4. PURPOSE OF THE RIGHTS ISSUE AND USE OF PROCEEDS

4.1 Purpose of the Rights Issue

The purpose of the Rights Issue is to strengthen the balance sheet of the Company and its subsidiaries (the "**Group**") and to finance the Company's long-term strategic investment in PT Astra International Tbk ("**Astra**") with shareholders' funds.

The Company has made a significant investment in Astra in recent years to diversify and expand the Group's earnings base in an industry sector where the Group has experience. The increase in contribution from Astra was the major component of the 46.9 per cent. growth in profit before financing charges which the Group achieved in 2002. In the six months to 30 June 2003, the Group's profit before financing charges grew by 4.6 per cent. compared to the corresponding period of the previous year, with the Astra contribution continuing to be the largest element of the improvement. In addition, following a successful debt restructuring and rights issue, Astra announced on 8 July 2003 that it expects to accomplish the release date ("**Release Date**", being the date on which certain of the restrictions on its activities required by its debt restructuring will be released) by the end of this year and that, in the absence of unforeseen circumstances, it is possible for it to pay a total final dividend for the current financial year ending 31 December 2003 ("**FY2003**") of around 25 per cent. of its net profit excluding extraordinary income. This would include an interim dividend for FY2003 of 50 Rupiahs per share, anticipated to be paid before December 2003. Astra's announcement also stated that it aims to increase the amount of its dividend payment progressively until it reaches an amount of 50 per cent. of its net profit, subject to the achievement of a satisfactory business performance and the maintenance of a sound financial position.

Largely as a consequence of the investment in Astra, the Group's consolidated net debt increased to S$777.8 million as at 30 June 2003, compared to S$91.3 million as at 31 December 1999. Approximately 79.0 per cent. of the Group's borrowings as at 30 June 2003 are repayable within 12 months.

The Directors believe that Astra is now soundly financed, able to resume regular dividend payments and will continue to be a major long-term contributor to the Group's profit. Accordingly, the Directors believe it is now an opportune time to proceed with the Rights Issue and to utilise the net proceeds to reduce the Group's borrowings.

4.2 Use of Proceeds

The net proceeds of the Rights Issue (after deducting estimated expenses) are expected to be between approximately S$233.7 million and S$236.1 million. The proceeds will be utilised to reduce the short-term borrowings of the Group incurred to support the Group's investment in Astra.

5. UNDERWRITING ARRANGEMENTS

5.1 **Underwriting**. In connection with the Rights Issue, the Company has today entered into a management and underwriting agreement (the "**Management and Underwriting Agreement**") with UBS, J.P. Morgan (S.E.A.) Limited ("**JPM**") and Oversea-Chinese Banking Corporation Limited ("**OCBC**") (together referred to as the "**Joint Underwriters**"), pursuant to which the Joint Underwriters have agreed to underwrite the Rights Issue (the Rights Shares so underwritten being referred to as the "**Underwritten Rights Shares**", which shall be all the

Rights Shares to be allotted and issued by the Company pursuant to the Rights Issue). The commission payable to the Joint Underwriters by the Company shall be 2.8 per cent. of the aggregate amount of the Issue Price of the Underwritten Rights Shares.

The percentage of the total number of Rights Shares each Joint Underwriter has agreed to subscribe and/or procure subscriptions for is as follows:

Joint Underwriter	**Percentage (%)**
UBS	61.75
JPM	33.25
OCBC	5.00
Total	100.00

DBS Bank Ltd and United Overseas Bank Limited are acting as sub-underwriters to the Rights Issue.

5.2 **Placement Obligation**. JSH Asian Holdings Ltd ("**JAH**"), a wholly-owned subsidiary of Jardine Strategic Holdings Limited ("**JSH**"), and the Joint Underwriters have today also entered into a placement agreement (the "**JAH Placement Agreement**"), pursuant to which JAH has agreed to subscribe or procure subscriptions by one or more of its related corporations ("**Placee Related Corporations**") for the Rights Shares that are not successfully subscribed for, which shall not exceed 75 per cent. of the Rights Shares (less any Rights Shares which JAH and/or any Placee Related Corporation has successfully subscribed for), on the terms and subject to the conditions of the JAH Placement Agreement. JSH is the controlling shareholder of the Company and as at the date of this Announcement, holds 50.3 per cent. of the issued and paid up capital of the Company.

The placement commission payable to JAH by UBS, on behalf of the Joint Underwriters, will be 2.5 per cent. of the aggregate amount of the Issue Price for the maximum number of Rights Shares which JAH has committed to subscribe or procure subscriptions for.

5.3 **Irrevocable Undertakings**. As at the date of this Announcement, none of the shareholders of the Company has given an irrevocable undertaking to the Company or any of the Joint Underwriters to subscribe and/or procure subscriptions for any of their respective entitlements under the Rights Issue.

6. PROPOSED DIVIDENDS FOR FY2003

The Directors have today declared a gross interim dividend of S$0.03 per Share for FY2003. The books closure date for the interim dividend entitlement will be after the close of the Rights Issue and is currently expected to be 15 September 2003. Accordingly, the Rights Shares will be eligible for the said interim dividend to be paid by the Company.

Considering the current financial position of the Group, the Directors intend, subject to certain factors, to recommend a final gross dividend of S$0.12 per Share for the current financial year. The intended total dividend of S$0.15 per Share for the financial year ending 31 December 2003 represents a gross dividend yield of 3.4 per cent. on the theoretical ex-rights price of S$4.45 and 5.0 per cent. on the Issue Price of each Rights Share. The theoretical ex-

rights price is calculated using the net proceeds from the Rights Issue and assuming that none of the Vested Options are exercised between the date of this Announcement and the Books Closure Date.

In considering a gross dividend for the financial years thereafter, the Directors will take into account the Company's current desire to maintain and potentially increase dividend per Share subject to the Company's policy of enhancing shareholder value over the longer term and other factors including:

(i) the earnings from the Company's Singapore operations and other fully controlled subsidiaries;

(ii) dividend contribution from the Company's associates;

(iii) the level of the Company's cash, gearing, return on equity and retained earnings;

(iv) the Group's expected financial performance;

(v) the Company's investment plans; and

(vi) the dividend yield of comparable companies in Singapore.

7. DESCRIPTION OF BUSINESS

Appendix 1 to this Announcement sets out the Group's business profile and strategy.

8. FINANCIAL EFFECTS OF RIGHTS OFFERING

Appendix 2 to this Announcement sets out an analysis of the financial effects of the Rights Issue on the Group.

9. WORKING CAPITAL

The Group had positive working capital as at 31 December 2000 and 31 December 2001, but negative working capital of S$69.4 million as at 31 December 2002 as S$335.0 million of its floating rate notes were reclassified as current liabilities as they are due for repayment in November 2003. The negative working capital of the Group increased by S$222.4 million from S$69.4 million as at 31 December 2002 to S$291.8 million as at 30 June 2003. The increase was due mainly to the utilisation of working capital of S$67.3 million to finance part of the Company's participation in Astra's rights issue and S$16.5 million to increase its interest in an associated company. In June 2003, S$100.3 million of the Group's long-term loans were reclassified to current borrowings as they are due for repayment in June 2004, contributing to the increase in the negative working capital.

The Company intends to reduce the shortfall in working capital by obtaining new long-term banking facilities.

The Directors are of the opinion that, after taking into consideration the new and existing banking facilities and the net proceeds of the Rights Issue, the Group has sufficient working capital to meet its present requirements.

10. APPROVALS

10.1 **Listing Approval.** The SGX-ST has given its in-principle approval on 28 July 2003 for the admission to the Official List of the SGX-ST and for the dealing in and quotation of all the Rights Shares to be issued pursuant to the Rights Issue. Such in-principle approval is not to be taken as an indication of the merits of the Company, its subsidiaries, the Rights Shares or the Rights Issue.

10.2 **Abridged Prospectus.** The Rights Issue is subject, *inter alia*, to the lodgment of an abridged prospectus (the "**Abridged Prospectus**") together with all accompanying application forms relating to the Rights Issue with the Monetary Authority of Singapore.

11. NOTICE OF BOOKS CLOSURE DATE

Notice of Books Closure Date. Notice is hereby given that the Transfer Books and the Register of Members of the Company will be closed from 5.00 p.m. (Singapore time) on the Books Closure Date, up to and including 5.00 p.m. (Singapore time) on 15 August 2003, for the purpose of determining the provisional Rights Shares entitlements of shareholders under the Rights Issue. For the avoidance of doubt, the provisional Rights Shares entitlements of shareholders will be determined as at 5.00 p.m. (Singapore time) on 14 August 2003.

12. ELIGIBILITY TO PARTICIPATE IN THE RIGHTS ISSUE

12.1 **General.** The Rights Issue is being made to all shareholders who are eligible to participate ("**Entitled Shareholders**"), which comprise Entitled Depositors and Entitled Scripholders (both as defined below). The rights and the Rights Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "**Securities Act**"), or under the securities laws of any state of the United States. The rights and the Rights Shares are being offered and sold outside the United States in reliance on Regulation S ("**Regulation S**") under the Securities Act and, subject to certain exceptions, the rights and the Rights Shares may not be offered, sold, delivered, renounced or transferred, directly or indirectly, in or into the United States.

12.2 **Entitled Depositors.** Shareholders whose Shares are registered in the name of The Central Depository (Pte) Limited ("**CDP**") and whose Securities Accounts with CDP are credited with Shares as at 5.00 p.m. (Singapore time) on the Books Closure Date ("**Depositors**") will be provisionally allotted Rights Shares entitlements on the basis of the number of Shares standing to the credit of their Securities Accounts with CDP as at the Books Closure Date. "**Entitled Depositors**" are Depositors (i) whose registered addresses with CDP are (a) in Singapore or (b) upon the execution and return of an investor letter in a form provided by and satisfactory to the Company, in the United States, in each case as at the Books Closure Date or (ii) who have, by 7 August 2003, being five market days prior to the Books Closure Date, provided to CDP an address (a) in Singapore or (b) upon the execution and return of an investor letter in a form provided by and satisfactory to the Company, in the United States, in each case for the service of notices and documents.

Any Depositor who has a registered address outside Singapore may provide CDP at 4 Shenton Way, #02-01, SGX Centre 2, Singapore 068807, with a registered address in Singapore no later

than 5.00 p.m. (Singapore time) on 7 August 2003 in order to receive the provisional allotment of Rights Shares entitlements, subject to relevant local laws.

12.3 **Entitled Scripholders**. Duly completed and stamped transfers (in respect of Shares not registered in the name of CDP) together with all relevant documents of title received up to 5.00 p.m. (Singapore time) on the Books Closure Date by the Company's Share Registrar, M & C Services Private Limited at 138, Robinson Road, #17-00, The Corporate Office, Singapore 068906, will be registered to determine the provisional Rights Shares entitlements of the transferee (a "**Scripholder**", which term shall include a person who is registered as a holder of Shares and whose share certificates are not deposited with CDP) under the Rights Issue. "**Entitled Scripholders**" are Scripholders (i) whose registered addresses with the Company are (a) in Singapore or (b) upon the execution and return of an investor letter in a form provided by and satisfactory to the Company, in the United States, in each case as at the Books Closure Date or (ii) who have, by 7 August 2003, provided the Company with addresses (a) in Singapore or (b) upon the execution and return of an investor letter in a form provided by and satisfactory to the Company, in the United States, in each case for the service of notices and documents.

Any Scripholder who has a registered address outside Singapore may provide the Company's Share Registrar, M & C Services Private Limited at 138, Robinson Road, #17-00, The Corporate Office, Singapore 068906, with an address in Singapore for the service of notices or documents not later than 5.00 p.m. (Singapore time) on 7 August 2003 in order to receive the provisional allotment of Rights Shares entitlements.

12.4 **New Shareholders arising from Edaran Otomobil Nasional's ("EON") distribution in specie ("EON-related Shareholders")**. EON announced on 24 June 2003 certain key dates regarding its distribution in specie of Cycle & Carriage Shares to its shareholders (the "**EON Distribution**"). According to the said announcement by EON, the date the EON Distribution will be payable to relevant EON shareholders is 9 August 2003. As the Books Closure Date of the Rights Issue is 14 August 2003, provided that the EON Distribution is made by 9 August 2003, EON-related Shareholders who own Shares as at the Books Closure Date will be able to participate in the Rights Issue, to the extent that they are also Entitled Shareholders. The timetable for the Rights Issue is independent of the timetable for the EON Distribution and accordingly, there is no assurance that the EON-related Shareholders will be able to participate in the Rights Issue. As at 11 July 2003, being the books closure date for the EON Distribution, and based on the issued share capital of the Company as at the date of this Announcement, EON held 11.8 per cent. of the issued and paid up capital of the Company.

12.5 **Restricted Shareholders**. Subject to certain exceptions, the Rights Issue is not being extended to shareholders in the United States. Holders of the Company's American depositary receipts ("**ADRs**") will not be eligible to participate in the Rights Issue. In order to participate in the Rights Issue, holders of ADRs not located in the United States are required to exchange their ADRs for the underlying Shares.

The Abridged Prospectus and its accompanying documents will not be registered in any other jurisdiction other than Singapore. The distribution of the Abridged Prospectus and its accompanying documents may be prohibited or restricted (either absolutely or unless various securities requirements, whether legal or administrative, are complied with) in certain jurisdictions under their relevant securities laws.

The Rights Shares will not be offered to shareholders (i) with registered addresses outside Singapore and, upon the execution and return of an investor letter in a form provided by and satisfactory to the Company, the United States as at the Books Closure Date and (ii) who have not, by 7 August 2003, being five market days prior to the Books Closure Date, provided to CDP or the Company, as the case may be, with addresses in Singapore or, upon the execution and return of an investor letter in a form provided by and satisfactory to the Company, the United States for the service of notices and documents ("**Restricted Shareholders**").

The entitlements of the Restricted Shareholders will, if practicable, at the Company's discretion, be sold "nil-paid" on the SGX-ST. Such sale proceeds, less any expenses incurred, will be distributed to the respective Restricted Shareholders shortly after the closing of the Rights Issue, which is currently expected to be in early-September 2003, provided that where the amount to be distributed to any single Restricted Shareholder is less than S$10, it will be retained for the sole benefit of the Company and no Restricted Shareholder shall have any claim whatsoever against the Company, CDP, the Joint Underwriters or the Share Registrar in connection therewith.

12.6 **Entitlements Not Taken Up.** Any entitlements of Rights Shares not taken up for any reason will be aggregated and allocated to satisfy excess applications or disposed of in such manner as the Directors may, in their absolute discretion, deem fit.

13. GENERAL

13.1 **Abridged Prospectus.** The Company will issue and despatch the Abridged Prospectus and application forms for the Rights Issue to Entitled Shareholders after the Books Closure Date. Any Entitled Shareholder who wishes to subscribe for any Rights Shares must do so in the manner set out in the Abridged Prospectus and its accompanying documents.

13.2 **Options.** As provided for in the rules of the ESOS, the Company will make adjustments to the exercise price and/or the number of Shares comprised in the outstanding Options, to take into account the Rights Issue so that employees participating in the ESOS will not be adversely affected thereby. The Company will provide more specific details regarding the adjustments to ESOS participants in due course after the Books Closure Date.

13.3 **Interest of Directors or Substantial Shareholders.** Save as disclosed, no Director or any substantial shareholder of the Company has any interest in the Rights Issue (other than in his/its capacity as a Director or shareholder or Optionholder of the Company, as the case may be).

14. FURTHER INFORMATION

For further information, please contact the following:

Cycle & Carriage:

Ho Yeng Tat
Group Company Secretary
Tel: +65 64708108

UBS:

Ganen Sarvananthan
Director, Equity Capital Markets
Tel: +65 6836 5729
Mobile: +65 9862 3803

Vineet Mishra
Director, Investment Banking Department
Tel: +65 6836 5744
Mobile: +65 9730 3894

BY ORDER OF THE BOARD

Ho Yeng Tat
Group Company Secretary

29 July 2003
Singapore

This Announcement is not for distribution, directly or indirectly, in or into the United States. This Announcement is not, and is not intended to be, an offer of securities for sale in the United States. Securities may not be offered or sold in the United States or to, or for the benefit of, U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act of 1933) absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from Cycle & Carriage. Such prospectus will contain detailed information about Cycle & Carriage and its management, as well as financial statements.

APPENDIX 1

DESCRIPTION OF BUSINESS

A. Business Profile

The Group has three core business interests: a strategic 35.1 per cent. interest in Astra, a leading Indonesian conglomerate which is the largest independent automotive group in Southeast Asia by unit sales; motor vehicle distribution and retail operations; and property investment and development.

The Company is listed on the SGX-ST with a market capitalisation of approximately S$1.2 billion as at the close of trading on 28 July 2003, being the last trading day prior to the date of this Announcement. The Group employs approximately 100,000 employees in six countries in Singapore, Malaysia, Indonesia, Thailand, Australia and New Zealand. For 2002, the Group generated revenue of S$4,985.7 million and net profit of S$217.5 million which has been restated, with total assets of S$2,424.4 million. For the six months ended 30 June 2003, the Group generated revenue of S$2,695.1 million and net profit of S$163.1 million, with total assets of S$2,663.1 million as at 30 June 2003.

A.1 *Astra*

Astra is listed on the Jakarta Stock Exchange and the Surabaya Stock Exchange and has a market capitalisation of approximately 15.1 trillion Rupiahs (S$3.1 billion) as at the close of trading on 28 July 2003, being the last trading day prior to the date of this Announcement. It has an approximate 43 per cent. and 57 per cent. share of the motor vehicle and motorcycle markets in Indonesia, respectively, for 2002. Astra handles the Toyota, Daihatsu, Isuzu, BMW, Peugeot and Nissan Diesel marques in the motor vehicle sector, and the Honda marque for motorcycles. Astra also has interests in palm oil, heavy equipment, financial services and information technology. Astra has become the major contributor to the Group's earnings and is expected to continue to be so going forward.

On 22 May 2003, the shareholders of Astra approved the business restructuring of PT Toyota-Astra Motor (**"TAM"**), a 51.0 per cent. owned subsidiary of Astra, involving a separation of the distribution and manufacturing activities in TAM. Pursuant to the business restructuring, (i) the business activities, assets and liabilities relating to distribution activities currently owned by TAM will be transferred to a new joint venture company, to be 51.0 per cent. owned by Astra and 49.0 per cent. owned by Toyota Motor Corporation, Japan (**"TMC"**), established to carry on the distribution of Toyota brands in Indonesia and (ii) Astra will sell 46.0 per cent. of its shares in TAM to TMC. Following the business restructuring, TAM will become a manufacturing company, 5.0 per cent. owned by Astra and 95.0 per cent. owned by TMC.

As described in Section 4.1 above, Astra had announced on 8 July 2003 that it expects to accomplish Release Date by the end of this year and that, in the absence of unforeseen circumstances, it is possible for it to pay a total final dividend for FY2003 of around 25 per cent. of its net profit excluding extraordinary income. This would include an interim dividend for FY2003 of 50 Rupiahs per share, anticipated to be paid before December 2003. Astra's announcement also stated that it aims to increase the amount of its dividend payment progressively until it reaches an amount of 50 per cent. of its net profit, subject to the

achievement of a satisfactory business performance and the maintenance of a sound financial position.

A.2 *Motor vehicle distribution and retail*

The Group's motor operations in Singapore encompass motor distribution, retailing, after-sales service and vehicle financing, and handle the Mercedes-Benz, Mitsubishi and Kia marques. In January 2001, the Group became the exclusive Mercedes-Benz dealer in Singapore when DaimlerChrysler AG took over the Singapore Mercedes-Benz wholesale distribution operations previously undertaken by the Group.

In Malaysia, the Group has a 48.1 per cent. stake in listed associate, Cycle & Carriage Bintang Berhad, which handles the Mercedes-Benz, Mazda and Peugeot marques. The business is supported by a network of branches, outlets, dealers, authorised workshops and component parts stockists. On 1 January 2003, DaimlerChrysler AG took over the wholesale distribution of Mercedes-Benz brand passenger cars, trucks and vans in Malaysia. However, Cycle & Carriage Bintang Berhad continued with its retail functions as a major dealer for Mercedes-Benz vehicles. The Group also has an 84.5 per cent.-owned Malaysian subsidiary, Cycle & Carriage (Malaysia) Sdn Berhad, which is a dealer handling the Proton, Mazda, Mitsubishi, Kia, Hyundai and Isuzu marques.

In Australia, the Group is involved in importing and distributing Hyundai and Audi vehicles and providing vehicle financing and logistics services. The Group's wholly-owned New Zealand subsidiary, Truck Investments Limited, is a distributor of heavy vehicles including Hino, Renault, ERF and Mack trucks. The Group's New Zealand business also distributes Nissan Diesel heavy trucks and Kia vehicles and operates Nissan, Mitsubishi, Chrysler and Suzuki dealerships. In Thailand, the Group is an authorised dealer for Ford.

A.3 *Property investment and development*

The Group's property business encompasses the investment and development of residential, commercial and industrial properties in Singapore and Malaysia. The book value of the Group's property portfolio was S$939.0 million as at 31 December 2002 and S$1,044.1 million as at 30 June 2003. The Group's principal property entity is 65.7 per cent.-owned MCL Land Limited ("**MCL Land**"), which is listed on the SGX-ST. MCL Land has more than 30 years' experience in property investment and development in Singapore and Malaysia. The Group's 79.3 per cent.-owned subsidiary, CCL Group Properties Sdn Berhad, holds investment properties in Malaysia.

A.4 *JSH*

In November 2002, the Company became a subsidiary of JSH following the close of a successful partial offer which increased JSH's shareholding in the Company from 29.2 per cent. to 50.2 per cent. JSH has been a major shareholder of the Company since 1992 when it initially acquired a 16.0 per cent. shareholding.

JSH is fully supportive of the Group's business development strategy. Pursuant to the JAH Placement Agreement as described in Section 5.2 above, a wholly-owned subsidiary of JSH has agreed to subscribe or procure subscriptions for the Rights Shares on the terms and subject to the conditions of the JAH Placement Agreement.

B. **Group Strategy**

The Group's strategy is to concentrate on the development of each of its three core business interests.

The Group is closely involved in the strategic development of Astra and has five representatives on the Board of Commissioners of Astra. The Directors believe Astra is now soundly financed and is well-positioned to grow its existing automotive and non-automotive businesses. Astra is now an important component of the profitability of the Group.

The Group's strategy for its motor vehicle distribution and retail operations, other than those held by Astra, is to continue to develop both the luxury as well as quality value vehicle markets encompassing a wide range of marques. It is also developing ancillary services to expand the earnings base in areas such as finance, insurance and after sales service.

MCL Land's strategy is to focus on the upgraders' market and to provide high-end apartments at affordable prices. MCL Land intends to build its landbank in the short term and reduce the funds currently tied up in low yielding properties. MCL Land will continue to be innovative in its product design to ensure the maintenance of its leading edge. Cost management also remains a key component of enhancing its competitiveness.

APPENDIX 2

FINANCIAL EFFECTS OF RIGHTS ISSUE

For illustrative purposes only the proforma financial effects of the Rights Issue, based on the audited consolidated financial statements of the Group for the financial year ended 31 December 2002 ("**FY2002**") and the unaudited consolidated financial statements of the Group for the six months ended 30 June 2003 ("**HY2003**"), assuming that none of the Vested Options as at the date of this Announcement are exercised and the minimum number of Rights Shares are issued, and assuming that all the Vested Options as at the date of this Announcement are exercised and the maximum number of Rights Shares are issued, are set out below.

A. Net Tangible Assets ("NTA")

	Assuming no Vested Options are exercised		Assuming all Vested Options are exercised	
	HY2003 S$ million	FY2002 S$ million	HY2003 S$ million	FY2002 S$ million
NTA as at HY2003/FY2002	1,248.4	1,018.7	1,248.4	1,018.7
Estimated proceeds from the exercise of all Vested Options	-	-	10.8	12.7
NTA before the Rights Issue	1,248.4	1,018.7	1,259.2	1,031.4
Estimated net proceeds from the Rights Issue	233.7	233.7	236.1	236.1
NTA after adjusting for the Rights Issue	1,482.1	1,252.4	1,495.3	1,267.5
NTA per Share before the Rights Issue (S$) *	5.08	4.15	5.08	4.16
NTA per Share after adjusting for the Rights Issue (S$) *	4.52	3.82	4.52	3.83

* Based on the number of issued Shares and Vested Options (where they are assumed to be exercised) as at the date of this Announcement.

B. Earnings

	Assuming no Vested Options are exercised		Assuming all Vested Options are exercised	
	HY2003	FY2002	HY2003	FY2002
Net profit for HY2003/FY2002 (S$ million)	163.1	217.5 **	163.1	217.5 **
Number of Shares in issue (million) *	245.7	245.7	248.1	248.1
Number of Shares in issue, adjusted for the Rights Issue (million) *	327.5	327.5	330.8	330.8
Earnings per Share ("**EPS**") before the Rights Issue (cents) *	66.4	88.5	65.7	87.7
EPS after adjusting for the Rights Issue (cents) *	49.8	66.4	49.3	65.8

* Based on the number of issued Shares and Vested Options (where they are assumed to be exercised) as at the date of this Announcement.

** Restated net profit after adjusting for the effect of the change in accounting policy for investment properties.

C. Gearing (Net Debt/Shareholders' Funds)

	Assuming no Vested Options are exercised		Assuming all Vested Options are exercised	
	HY2003 S$ million	**FY2002 S$ million**	**HY2003 S$ million**	**FY2002 S$ million**
Shareholders' funds as at HY2003/FY2002	1,247.7	1,034.8	1,247.7	1,034.8
Estimated proceeds from the exercise of all Vested Options	-	-	10.8	12.7
Shareholders' funds before the Rights Issue	1,247.7	1,034.8	1,258.5	1,047.5
Estimated net proceeds from the Rights Issue	233.7	233.7	236.1	236.1
Shareholders' funds after adjusting for the Rights Issue	1,481.4	1,268.5	1,494.6	1,283.6
Net debt as at HY2003/FY2002	777.8	633.9	777.8	633.9
Estimated proceeds from the exercise of all Vested Options	-	-	(10.8)	(12.7)
Net debt before the Rights Issue	777.8	633.9	767.0	621.2
Estimated net proceeds from the Rights Issue	(233.7)	(233.7)	(236.1)	(236.1)
Net debt after adjusting for the Rights Issue	544.1	400.2	530.9	385.1
Net debt over shareholders' funds before the Rights Issue (%)	62.3	61.3	60.9	59.3
Net debt over shareholders' funds after adjusting for the Rights Issue (%)	36.7	31.5	35.5	30.0

D. Gearing (Net Debt/Capital Employed)

	Assuming no Vested Options are exercised		Assuming all Vested Options are exercised	
	HY2003 S$ million	**FY2002 S$ million**	**HY2003 S$ million**	**FY2002 S$ million**
Capital employed as at HY2003/FY2002	1,577.2	1,365.6	1,577.2	1,365.6
Estimated proceeds from the exercise of all Vested Options	-	-	10.8	12.7
Capital employed before the Rights Issue	1,577.2	1,365.6	1,588.0	1,378.3
Estimated net proceeds from the Rights Issue	233.7	233.7	236.1	236.1
Capital employed after adjusting for the Rights Issue	1,810.9	1,599.3	1,824.1	1,614.4
Net debt over capital employed before the Rights Issue (%)	49.3	46.4	48.3	45.1
Net debt over capital employed after adjusting for the Rights Issue (%)	30.0	25.0	29.1	23.9

MASNET No. 14 OF 29.07.2003
Announcement No. 14


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

SECOND QUARTER RESULTS ANNOUNCEMENT

We append below Cycle & Carriage Limited's 2003 second quarter results announcement.



CCL-2Q Results Announcement (29jul03)

Submitted by Ho Yeng Tat, Group Company Secretary on 29/07/2003 to the SGX


CYCLE & CARRIAGE

29 July 2003

CYCLE & CARRIAGE LIMITED
2003 SECOND QUARTER FINANCIAL STATEMENT AND DIVIDEND ANNOUNCEMENT

PERFORMANCE

Cycle & Carriage recorded a good result in the second quarter of 2003 despite the disruption in Asia caused by the outbreak of Severe Acute Respiratory Syndrome ("SARS") and the uncertain economic environment.

The Group's revenue including its share of associates' and joint ventures' revenue increased by 22% to S$1,476 million in the second quarter compared to the similar period of the previous year with the increase reflected in almost all its businesses.

Underlying profit after tax and minorities was S$101 million in the second quarter, 44% above the second quarter of the previous year due to the strong performance of Astra and unlike the previous year, no further provision was required against Astra's deferred tax asset, partly offset by lower foreign exchange gains. Improved contribution from the motor operations in Singapore was offset by losses in Australia and reduced earnings in Malaysia while the Group's property interests showed increased profits.

After exceptional items which included the write down in the value of one of CCL Group Properties' investment properties, net profit at S$96 million for the second quarter was almost double that of the previous year as the exceptional items in the previous year included the write down in the value of one of MCL Land's investment properties and an exchange loss arising from inter-company quasi equity loans.

Net debt increased by S$144 million from the year-end to S$778 million due to the further investment in Astra and the acquisition by MCL Land of property development sites.

The Board has declared an interim dividend of 3 cents (2002: 3 cents) per share less income tax for the six months to 30 June 2003. The Cycle & Carriage Limited Scrip Dividend Scheme, under which shareholders may elect to receive dividends in the form of shares instead of cash, will not apply to this interim dividend due to factors arising from the rights issue. The Books Closure Date and payment date of this interim dividend are set out in note 12 below.

OUTLOOK

The Group expects to have a satisfactory performance for the remainder of the year. The value of the Indonesian Rupiah will continue to influence the Group's attributable profit from Astra, but its ability to reinstate the payment of dividends will improve the Company's financial position going forward.

Anthony Nightingale
Chairman
29 July 2003

Cycle & Carriage Limited
Consolidated Profit and Loss Account

Three months ended 30 June	Note	2003 S$m	2002 S$m	Change %
Revenue		**1,476.3**	1,210.3	22
Less: Share of associates' and joint ventures' revenue		**(756.1)**	(638.4)	18
Group revenue		**720.2**	571.9	26
Cost of sales		**(634.3)**	(515.2)	23
Gross profit		**85.9**	56.7	51
Other operating income		**3.9**	2.7	44
Selling and distribution expenses		**(43.4)**	(18.6)	133
Administrative expenses		**(23.0)**	(23.3)	-1
Others		**3.8**	-	100
Operating profit		**27.2**	17.5	55
Share of associates' and joint ventures' results		**101.1**	101.9	-1
Profit before financing charges		**128.3**	119.4	7
Net financing charges		**(7.0)**	(6.2)	13
Trading profit		**121.3**	113.2	7
Material, recurring items	4	**22.1**	38.6	-43
Underlying profit		**143.4**	151.8	-6
Exceptional items	4	**(6.4)**	(28.5)	-78
Profit before tax	3	**137.0**	123.3	11
Tax	5	**(36.8)**	(78.3)	-53
Profit after tax		**100.2**	45.0	123
Minorities		**(3.9)**	3.4	nm
Net profit		**96.3**	48.4	99

	cts	cts	
Underlying earnings per share - basic and fully diluted	**41.7**	29.4	42
Earnings per share - basic and fully diluted	**39.8**	20.3	96

Notes : Underlying earnings per share is calculated based on net profit before exceptional items net of tax and minorities. Earnings per share ("EPS") is calculated based on net profit.

Basic underlying EPS and basic EPS are computed based on the weighted average number of ordinary shares in issue of 241.8 million (2Q02:238.5 million) during the period.

In computing fully diluted underlying EPS and fully diluted EPS, share options with exercise prices equal to or above the fair value of the shares are disregarded. The weighted average number of shares used in computation of underlying EPS and EPS on a fully diluted basis is 242.1 million (2Q02:238.9million).

nm – not meaningful

Cycle & Carriage Limited
Consolidated Balance Sheet

	Note	At 30.6.03 S$m	At 31.12.02 S$m
Non-current assets			
Property, plant and equipment		**84.8**	119.8
Investment properties		**440.2**	449.5
Development properties		**566.3**	444.9
Interests in associates and joint ventures		**988.9**	663.4
Deferred tax asset		**6.5**	7.6
Other non-current assets		**25.2**	20.3
Negative goodwill		**(24.7)**	(25.2)
		2,087.2	1,680.3
Current assets			
Properties for sale		**86.1**	49.4
Stocks		**288.1**	354.4
Debtors		**154.1**	187.5
Tax recoverable		**1.8**	2.4
Short term investment		**2.9**	7.9
Bank and other liquid funds		**42.9**	142.5
		575.9	744.1
Total assets		**2,663.1**	2,424.4
Non-current liabilities			
Borrowings due after one year	7	**172.6**	214.0
Deferred tax liability		**8.5**	5.6
Non-current provisions		**30.4**	19.7
Other non-current liabilities		**6.7**	6.0
		218.2	245.3
Current liabilities			
Creditors		**152.3**	203.3
Dividend payable		**22.6**	-
Provisions		**22.5**	25.4
Tax payable		**22.2**	22.4
Borrowings due within one year	7	**648.1**	562.4
		867.7	813.5
Total liabilities		**1,085.9**	1,058.8
Net assets		**1,577.2**	1,365.6
Financed by:			
Share capital and reserves			
Share capital		**242.1**	241.5
Reserves			
Share premium		**264.1**	262.7
Capital reserve		**81.8**	82.4
Revenue reserve		**659.7**	448.2
Shareholders' funds		**1,247.7**	1,034.8
Minorities		**329.5**	330.8
		1,577.2	1,365.6
Net asset value per share		**S$5.15**	S$4.28

Cycle & Carriage Limited
Consolidated Statement of Changes in Equity

	Share capital S$m	Share premium S$m	Capital reserve S$m	Revenue reserve S$m	Total S$m
2003					
Balance at 1 April					
- as previously reported	241.5	262.7	81.8	541.0	1,127.0
Share of an associate's loss on dilution	-	-	-	(0.1)	(0.1)
Translation difference	-	-	-	45.1	45.1
Dividend payable	-	-	-	(22.6)	(22.6)
Net gains not recognised in profit and loss account	-	-	-	22.4	22.4
Net profit	-	-	-	96.3	96.3
Total recognised gains for the financial period	-	-	-	118.7	118.7
Issue of shares	0.6	1.4	-	-	2.0
Balance at 30 June	242.1	264.1	81.8	659.7	1,247.7
2002					
Balance at 1 April					
- as previously reported	238.5	251.2	85.9	315.5	891.1
Revaluation deficit on an investment property	-	-	(3.2)	-	(3.2)
Gain on dilution of interest in an associate	-	-	-	2.2	2.2
Share of an associate's share premium	-	-	0.2	-	0.2
Translation difference	-	-	-	16.7	16.7
Dividend payable	-	-	-	(22.3)	(22.3)
Net losses not recognised in profit and loss account	-	-	(3.0)	(3.4)	(6.4)
Net profit	-	-	-	48.4	48.4
Total récognised gains/(losses) for the financial period	-	-	(3.0)	45.0	42.0
Issue of shares	0.1	0.3	-	-	0.4
Balance at 30 June	238.6	251.5	82.9	360.5	933.5

Cycle & Carriage Limited
Company Balance Sheet

	At 30.6.03 S$m	At 31.12.02 S$m
Non-current assets		
Property, plant and equipment	**0.7**	0.6
Interests in subsidiaries	**1,628.5**	1,411.9
Interests in associates	**88.6**	72.9
	1,717.8	1,485.4
Current assets		
Debtors	**6.4**	2.7
Tax recoverable	**0.3**	-
Short term investment	**0.1**	0.1
Bank and other liquid funds	**8.2**	21.6
	15.0	24.4
Total assets	**1,732.8**	1,509.8
Non-current liabilities		
Borrowings due after one year	**135.0**	50.0
Deferred tax liability	**1.4**	1.4
	136.4	51.4
Current liabilities		
Creditors	**5.6**	5.7
Dividend payable	**22.6**	-
Tax payable	**1.9**	1.7
Borrowings due within one year	**350.0**	335.0
	380.1	342.4
Total liabilities	**516.5**	393.8
Net assets	**1,216.3**	1,116.0
Financed by:		
Share capital and reserves		
Share capital	**242.1**	241.5
Reserves		
Share premium	**264.1**	262.7
Revenue reserve	**710.1**	611.8
Shareholders' funds	**1,216.3**	1,116.0
Net asset value per share	**S$5.02**	S$4.62

Cycle & Carriage Limited
Company Statement of Changes in Equity

	Share capital S$m	Share premium S$m	Revenue reserve S$m	Total S$m
2003				
Balance at 1 April	241.5	262.7	611.7	1,115.9
Translation difference	-	-	0.4	0.4
Dividend payable (net)	-	-	(22.6)	(22.6)
Net loss not recognised in profit and loss account	-	-	(22.2)	(22.2)
Net profit	-	-	120.6	120.6
Total recognised gain for the financial period	-	-	98.4	98.4
Issue of shares	0.6	1.4	-	2.0
Balance at 30 June	242.1	264.1	710.1	1,216.3
2002				
Balance at 1 April	238.5	251.2	439.2	928.9
Reserve realised on repayment of equity loan	-	-	2.3	2.3
Translation difference	-	-	0.7	0.7
Dividend payable (net)	-	-	(22.3)	(22.3)
Net loss not recognised in profit and loss account	-	-	(19.3)	(19.3)
Net profit	-	-	215.3	215.3
Total recognised gain for the financial period	-	-	196.0	196.0
Issue of shares	0.1	0.3	-	0.4
Balance at 30 June	238.6	251.5	635.2	1,125.3

Cycle & Carriage Limited
Consolidated Statement of Cash Flows

Three months ended 30 June	Note	**2003** **S$m**	2002 S$m
Cash flows from operating activities	8	**(2.8)**	23.9
Interest paid		**(13.3)**	(14.0)
Interest received		**0.3**	1.1
Other finance costs paid		**(0.2)**	(0.3)
Income tax paid		**(4.4)**	(12.4)
		(17.6)	(25.6)
Net cash flows from operating activities		**(20.4)**	(1.7)
Cash flows from investing activities			
Sale of property, plant and equipment and shares in an associate		**5.1**	0.4
Purchase of property, plant and equipment		**(4.8)**	(2.4)
Dividends received from associates (net)		**13.9**	4.2
Net cash flows from investing activities		**14.2**	2.2
Cash flows from financing activities			
Proceeds from issue of shares		**1.9**	0.4
Loans to minorities and associates		**-**	(0.2)
Term loans and notes		**(70.8)**	1.2
Dividends paid to minorities		**(7.3)**	(3.5)
Net cash flows from financing activities		**(76.2)**	(2.1)
Net change in cash and cash equivalents		**(82.4)**	(1.6)
Cash and cash equivalents at the beginning of the period		**123.1**	89.4
Effect of exchange rate changes		**-**	(0.4)
Cash and cash equivalents at the end of the period		**40.7**	87.4

Cycle & Carriage Limited
Notes

1 Basis of preparation

The financial information contained in this announcement has been based on the unaudited results for the three months ended 30 June 2003 which were not reviewed by the auditors. The accounting policies used are consistent with those set out in the 2002 audited accounts. There are no changes in those accounting policies except for the change in accounting policy adopted with regards to investment properties as explained in Note 2.

2 Change in accounting policy

With effect from 1 January 2003, the Group changed its policy with regards to the revaluation of investment properties. Under the new policy, the surplus on revaluation of each investment property is taken to the capital reserve account unless it relates to a previous deficit that was charged to the profit and loss account while the deficit on revaluation of each investment property is charged to the profit and loss account unless it offsets a previous surplus. Under the previous policy, the net surplus or deficit on revaluation of investment properties was taken to the capital reserve account unless the total revaluation surplus on the same class of assets was insufficient to cover the deficit, in which case the amount by which the deficit exceeded the available surplus was charged to the profit and loss account. The reasons for the change are:

- different types of investment properties in different countries are subject to different economic and political conditions as well as market risks;
- it is more prudent to charge out any declines in property values to the profit and loss account immediately than to defer them by offseting them against the surpluses of other properties; and
- it aligns the Group's accounting policies more closely with that of international accounting standards.

Following the change in accounting policy, an amount of S$52.6 million has been adjusted against the revenue reserve and capital reserve as at 1 January 2003 with no impact to the shareholders' funds. The comparative information has been restated.

3 Profit before tax

	Group		
Three months ended 30 June	**2003**	2002	*Change*
	S$m	S$m	*%*
Profit before tax is determined after including:			
Interest expense	**(7.7)**	(6.4)	*20*
Interest income	**1.0**	0.4	*150*
Depreciation and amortisation	**(3.6)**	(3.7)	*-3*
Provision for doubtful debts	**(0.5)**	(0.2)	*150*
Provision for stock obsolescence	**(5.9)**	(0.8)	*638*
Net exchange gain	**3.5**	0.4	*775*
Profit on disposal of property, plant and equipment	**-**	0.1	*-100*
Material, recurring items	**22.1**	38.6	*- 43*
Exceptional items	**(6.4)**	(28.5)	*- 78*

4 Material, recurring items and exceptional items

Three months ended 30 June	Group Profit before tax 2003 S$m	2002 S$m	Change %	Profit after tax and minorities 2003 S$m	2002 S$m	Change %
Trading profit	**121.3**	113.2	7	**85.5**	78.2	9
Add: Material, recurring items						
Share of associates'						
- exchange gain on foreign currency debts	**22.1**	38.6	-43	**15.5**	27.0	-43
- deferred tax asset	**-**	-	-	**(0.1)**	-	100
Provision for tax in an associate	**-**	-	-	**-**	(35.0)	-100
	22.1	38.6	-43	**15.4**	(8.0)	nm
Underlying profit	**143.4**	151.8	-6	**100.9**	70.2	44
Add: Exceptional items						
Revaluation deficit of investment properties	**(8.1)**	(16.6)	-51	**(6.4)**	(9.9)	-35
Exchange losses on loans to subsidiaries	**-**	(12.4)	-100	**-**	(12.4)	-100
Share of an associate's						
- gain/(adjustment) on sale of investments	**(0.2)**	0.5	nm	**(0.1)**	0.5	nm
- gain on debt buyback	**1.9**	-	100	**1.9**	-	100
	(6.4)	(28.5)	-78	**(4.6)**	(21.8)	-79
	137.0	123.3	11	**96.3**	48.4	99

5 Tax

Three months ended 30 June	2003 S$m	2002 S$m	Change %
Group	**3.6**	0.5	620
Associates and joint ventures	**33.2**	77.8	-57
	36.8	78.3	-53

The provision for income tax is based on the statutory tax rates of the respective countries in which the companies are operating and after taking into account non-deductible expenses and temporary differences.

6 Dividends (net)

	Group	
Three months ended 30 June	**2003**	2002
	S$m	S$m
Final dividend in respect of 2002 of 12% (2001: 12%) less income tax	**22.6**	22.3

7 Borrowings

	Group	
	At	At
	30.6.03	31.12.02
	S$m	S$m
Borrowings due within one year		
- secured	**118.0**	209.3
- unsecured	**530.1**	353.1
	648.1	562.4
Borrowings due after one year		
- secured	**37.6**	63.8
- unsecured	**135.0**	150.2
	172.6	214.0
Total borrowings	**820.7**	776.4

Certain subsidiaries of the Company pledged their assets in order to obtain loans from financial institutions. The net book value of properties and other assets pledged/mortgaged to financial institutions amounted to S$421.8 million (31.12.02: S$672.5 million).

8 Cash flows from operating activities

Three months ended 30 June	Group 2003 S$m	Group 2002 S$m
Operating profit	**27.2**	17.5
Adjustments for:		
Depreciation and amortisation	**3.6**	3.7
Foreign exchange translation difference	**18.9**	5.2
(Profit) on sale of property, plant and equipment	**-**	(0.1)
	22.5	8.8
Operating profit before working capital changes	**49.7**	26.3
Changes in development properties for sale (excluding interest capitalised during the period)	**(95.6)**	(6.7)
Changes in working capital		
Stocks	**32.2**	23.5
Debtors	**(3.8)**	25.1
Creditors	**6.0**	(15.3)
Retention money payable	**1.2**	0.8
Amounts owing by/to associates and joint ventures	**7.5**	(29.8)
	43.1	4.3
Cash flows from operating activities	**(2.8)**	23.9

9 Issue of shares

The number of shares that may be issued on conversion of all outstanding options granted pursuant to the CCL Executives' Share Option Schemes amounted to 2,747,900 as at 30 June 2003 (30.6.02: 3,493,100).

Between 31 March 2003 and 30 June 2003, 56,667, 399,234 and 102,000 ordinary shares were issued for cash to executives who exercised the options granted on 1 March 2000, 8 May 2001 and 28 February 2002 pursuant to the CCL Executives' Share Option Scheme 2000, to subscribe for shares of S$1.00 each at S$3.89, S$3.227 and S$4.147 respectively, per share.

Except for those mentioned above, there were no other rights, bonus or equity issues during the period between 31 March 2003 and 30 June 2003.

On 2 July 2003, 3,589,557 new ordinary shares of S$1.00 each were issued at an issue price of S$4.72 for each new share to shareholders who had elected to participate in the Cycle & Carriage Limited Scrip Dividend Scheme in respect of the final dividend for the financial year ended 31 December 2002.

10 Interested person transactions

Three months ended 30 June 2003

Name of interested person	Aggregate value of all interested person transactions (excluding transactions less than S$100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920)	Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000)
	S$m	**S$m**
Gammon Skanska Pte Ltd - development of a multi-storey car park	-	8.2
Jardine Matheson Limited - management consultancy services	-	0.8
	-	9.0

11 Others

The results do not include any pre-acquisition profits and have not been affected by any item, transaction or event of a material or unusual nature other than the material, recurring items and exceptional items set out in note 4 of this report.

No other significant transaction or event has occurred between 30 June 2003 and the date of this report except that on 29 July 2003, the Company announced that it plans to raise approximately between S$245.7 million and S$248.1 million by way of a renounceable underwritten rights issue at an issue price of S$3.00 for each new ordinary share of S$1.00 in the capital of the Company. The rights issue will be offered to shareholders of the Company on the basis of 1 new rights share to 3 ordinary shares of S$1.00 each held in the capital of the Company as at 5.00 p.m. on 14 August 2003. The net proceeds of the rights issue (after deducting estimated expenses) are expected to be approximately between S$233.7 million and S$236.1 million and will be used to reduce the short term borrowings of the Group incurred to support the Group's investment in Astra.

12 Closure of books

NOTICE IS HEREBY GIVEN that the Transfer Books and the Register of Members will be closed from 16 September 2003 to 17 September 2003 (both dates inclusive) for the purpose of determining shareholders' entitlement to the interim dividend.

Duly completed transfers received by Cycle & Carriage Limited's Share Registrar, M&C Services Private Limited at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906 up to 5.00 p.m. on 15 September 2003 ("Books Closure Date") will be registered before entitlements to the interim dividend are determined. Shareholders whose securities accounts with The Central Depository (Pte) Limited ("CDP") are credited with shares as at the Books Closure Date will be entitled to the interim dividend. The interim dividend will be paid on 26 September 2003.

- end -

For further information, please contact:
Cycle & Carriage Limited
Ho Yeng Tat Tel: 65 64708108

Full text of the Financial Statement and Dividend Announcement for the three months ended 30 June 2003 can be accessed through the internet at 'www.cyclecarriage.com'.

MASNET No. 13 OF 29.07.2003
Announcement No. 13


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

2003 INTERIM RESULTS ANNOUNCEMENT

We append below Cycle & Carriage Limited's 2003 interim results announcement.



CCL 2003 Interim Results Announcement (29jul03

Submitted by Ho Yeng Tat, Group Company Secretary on 29/07/2003 to the SGX



CYCLE & CARRIAGE

29 July 2003

CYCLE & CARRIAGE LIMITED
2003 HALF YEAR FINANCIAL STATEMENT AND DIVIDEND ANNOUNCEMENT

Highlights

- Astra performs well and announces dividend resumption
- Strong contributions from Singapore motors and MCL
- A 1 for 3 rights issue to raise approximately between S$245.7 million and S$248.1 million
- Astra to receive S$395 million from sale of Toyota manufacturing interest

"The Group expects to have a satisfactory performance for the remainder of the year. The value of the Indonesian Rupiah will continue to influence the Group's attributable profit from Astra, but its ability to reinstate the payment of dividends will improve the Company's financial position going forward."

Anthony Nightingale, *Chairman*
29 July 2003

Results

	Six months ended 30 June		
	2003	2002	Change
	S$m	S$m	%
Revenue	**2,695**	2,379	13
Trading profit after tax and minorities	**139**	124	12
Underlying net profit	**162**	134	21
Net profit	**163**	112	46
	cts	cts	
Underlying earnings per share – basic	**66.9**	56.1	19
Earnings per share - basic	**67.5**	46.9	44
	At 30.6.2003 S$m	At 31.12.2002 S$m	
Shareholders' funds	**1,248**	1,035	21
	S$	S$	
Net asset value per share	**5.15**	4.28	20

The results for the six months ended 30 June 2003 were reviewed by the auditors in accordance with the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements). The results for the six months ended 30 June 2002 were not audited nor reviewed by the auditors. The results for the year ended 31 December 2002 were audited. Certain comparatives have been restated to conform with this financial period's presentation.

CYCLE & CARRIAGE LIMITED
FINANCIAL STATEMENT AND DIVIDEND ANNOUNCEMENT
FOR THE SIX MONTHS ENDED 30 JUNE 2003

OVERVIEW

Cycle & Carriage recorded a good result in the first half of 2003 with a strong contribution from our major associate, Astra. This was achieved despite the disruption in Asia caused by the outbreak of Severe Acute Respiratory Syndrome ("SARS") and the uncertain economic environment.

Further progress has been made in strengthening Astra's finances, including an equity raising of some S$280 million in January which Cycle & Carriage fully supported. This, together with open market share purchases, has enabled the Group to increase its stake in Astra to over 35%. Cycle & Carriage has now announced a rights issue to raise approximately between S$245.7 million and S$248.1 million, for the purpose of reducing the Group's high level of debt mainly arising from the cost of the investment in Astra.

PERFORMANCE

For the six months to 30 June 2003, the underlying profit after tax and minorities was S$162 million, 21% above the previous first half. Astra continues to be the major contributor to the Group's profits with a strong trading performance compensating for a reduction in its foreign exchange gains. An improved contribution from the motor operations in Singapore was offset by losses in Australia and reduced earnings in Malaysia. There were increased profits from our property interests.

After exceptional items, which included Astra's gain on the repurchase of discounted debt, an adjustment to the share of its gain on a disposal and a write down in the value of one of CCL Group Properties' ("CCLGP") investment properties, net profit grew by 46% to S$163 million for the first half of 2003.

Net debt increased by S$144 million to S$778 million due to the further investment in Astra and the acquisition by MCL Land of property development sites.

The Board has declared an interim dividend of 3 cents (2002: 3 cents) per share less income tax for the six months to 30 June 2003. The Cycle & Carriage Limited Scrip Dividend Scheme, under which shareholders may elect to receive dividends in the form of shares instead of cash, will not apply to this interim dividend due to factors arising from the rights issue. The Books Closure Date and payment date of this interim dividend are set out in note 16 below.

RIGHTS ISSUE

Earlier this year Cycle & Carriage invested a further S$152 million in Astra shares through the rights issue and subsequent open market purchases. The Group's shareholding in Astra is now 35.1%, acquired at a total cost of S$831 million and financed from internal resources and debt. The Board considers that Cycle & Carriage's resulting level of consolidated net debt of some S$778 million to be too high.

Astra is now the major contributor to earnings and its improved financial position will allow it to resume dividend payments. Cycle & Carriage, therefore, believes that it is an opportune time to enlarge the equity base of the Company and to finance a greater proportion of the shareholding in this important associate with permanent capital. The Company has, therefore, announced a 1 for 3 rights issue at S$3.00 per share to raise approximately between S$245.7 million and S$248.1 million.

Jardine Strategic is supportive of the Group's business development and has committed to participating fully in the rights issue. Full details of the Rights Issue are being sent to shareholders.

GROUP REVIEW

Astra

Astra has continued to benefit from the stable economic environment in Indonesia and the relative strength of the Rupiah. Its contribution to the Group's trading performance increased by 15% to S$112 million, while its contribution to underlying profit was further boosted by exchange gains of S$18 million on its foreign currency denominated debt. At the exceptional level, Astra recorded gains on debt buyback and an adjustment to a gain on the sale of Pramindo, leading to a contribution after exceptional items of S$138 million.

Following its successful debt restructuring in late 2002, Astra raised Rp1.4 trillion (S$280 million) through a rights issue in January 2003; the funds being used to support higher debt amortisation payments, debt repurchase, and investment and working capital needs.

Astra has entered into an agreement with Toyota Motor Corporation for the sale of 46% out of its 51% interest in the Toyota manufacturing operations in Indonesia for US$226 million (S$395 million), while retaining its 51% stake in the Toyota distribution business. This transaction will substantially complete the restoration of Astra's balance sheet.

Astra's motor vehicle sales for the five months fell marginally to 59,217 units, compared to an overall market growth of 7%, leading to its market share reducing by 3% to 42%. The decline was due to lower sales of the Isuzu Panther resulting from a significant increase in the price of diesel fuel that impacted demand for diesel powered vehicles. Toyota continued as the market leader with a 29% market share.

Sales of motorcycles by Astra Honda Motors increased by 6% to 596,963 units, compared to the overall market growth of 13%, reducing its market share by 4% to 54%. Astra's lower growth reflected increased competition from new models in the cub segment.

The agribusiness benefited from a 17% increase in crude palm oil ("CPO") production to 236,825 metric tonnes and a 21% increase in average prices in the first five months of the year, compared to the similar period of the previous year. Most of the other Astra businesses also achieved improved trading performances.

Motor

Earnings from motor operations for the half year declined 28% to S$19 million due to losses in Australia and a reduced contribution from Cycle & Carriage Bintang following the change in its relationship with Mercedes-Benz.

The Singapore motor operations achieved increased earnings of S$17 million, up 93%, as the market benefited from a continuing high level of certificates of entitlement and reductions in duties. Mercedes-Benz passenger car sales rose 62% to 1,874 units following good demand for the new E-Class. Sales of Mitsubishi and Kia also increased, rising 12% to 3,390 units, but there was a 26% decline in the sales of commercial vehicles.

In March, the Group increased its interest in the motor finance business, UMF (Singapore) Ltd, by 10% to 50% for a total consideration of S$17 million pursuant to the exercise of a put option under the terms of the shareholders' agreement.

Cycle & Carriage Bintang's move from being the Mercedes-Benz distributor in Malaysia to being a major dealer became effective in January 2003, although the negative financial impact was mitigated in the first half by the sale of carry-over units which carried the distribution margin. Together with contribution from Cycle & Carriage (Malaysia)'s motor dealership operations, the Group's Malaysian interests produced S$10 million contribution.

The Group's motor activities in Australia were severely impacted by keen competition and stock provisions resulting in a loss of S$8 million for the period, compared to a profit of S$4 million in the first half of 2002. Sales of Hyundai vehicles declined to 15,909 units at reduced gross profit margins while its Audi joint venture saw a marginal increase in sales in the first half.

The New Zealand operations continued to benefit from the strong demand for commercial vehicles and increased their contribution to S$5 million.

Property

The property market in Singapore weakened in the first half for all sectors with new residential sales being further affected by the SARS outbreak. The Group's investment properties saw pressure on both occupancy levels and rental rates.

The underlying contribution from property, however, increased to S$18 million for the period as MCL Land benefited from a high level of sales achieved prior to the current market weakness. Exceptional items at S$6 million consisted mainly of the write down in the value of one of CCLGP's investment properties.

MCL Land's contribution from development properties came primarily from The Warren, with lower amounts from Forest Hills and Rio Vista. The company continues to replenish its land bank, and acquired two adjoining plots at Carlisle Road and Norfolk Road for S$46 million and a site at Bukit Ho Swee adjacent to the Tiong Bahru MRT station for S$73 million.

OUTLOOK

The Group expects to have a satisfactory performance for the remainder of the year. The value of the Indonesian Rupiah will continue to influence the Group's attributable profit from Astra, but its ability to reinstate the payment of dividends will improve the Company's financial position going forward.

Anthony Nightingale
Chairman
29 July 2003

Cycle & Carriage Limited
Consolidated Profit and Loss Account

Six months ended 30 June	Note	2003 S$m	2002 S$m	Change %
Revenue		**2,695.1**	2,378.7	*13*
Less: Share of associates' and joint ventures' revenue		**(1,344.8)**	(1,170.2)	*15*
Group revenue		**1,350.3**	1,208.5	*12*
Cost of sales		**(1,190.4)**	(1,088.3)	*9*
Gross profit		**159.9**	120.2	*33*
Other operating income		**7.1**	8.7	*-18*
Selling and distribution expenses		**(79.5)**	(51.3)	*55*
Administrative expenses		**(42.8)**	(41.1)	*4*
Others		**7.3**	(0.1)	*nm*
Operating profit		**52.0**	36.4	*43*
Share of associates' and joint ventures' results		**166.8**	172.8	*-3*
Profit before financing charges		**218.8**	209.2	*5*
Net financing charges		**(13.6)**	(12.2)	*11*
Trading profit		**205.2**	197.0	*4*
Material, recurring items	4	**26.0**	63.3	*-59*
Underlying profit		**231.2**	260.3	*-11*
Exceptional items	4	**(2.2)**	(28.5)	*-92*
Profit before tax	3	**229.0**	231.8	*-1*
Tax	5	**(57.4)**	(119.6)	*-52*
Profit after tax		**171.6**	112.2	*53*
Minorities		**(8.5)**	(0.3)	*nm*
Net profit		**163.1**	111.9	*46*

	cts	cts	
Underlying earnings per share			
- basic	**66.9**	56.1	*19*
- fully diluted	**66.9**	56.0	*19*
Earnings per share			
- basic	**67.5**	46.9	*44*
- fully diluted	**67.5**	46.8	*44*

Notes: Underlying earnings per share is calculated based on net profit before exceptional items net of tax and minorities. Earnings per share ("EPS") is calculated based on net profit.

Basic underlying EPS and basic EPS are computed based on the weighted average number of ordinary shares in issue of 241.7 million (30.6.02:238.5 million) during the period.

In computing fully diluted underlying EPS and fully diluted EPS, share options with exercise prices equal to or above the fair value of the shares are disregarded. The weighted average number of shares used in computation of underlying EPS and EPS on a fully diluted basis is 241.8 million (30.6.02:238.8 million).

Certain comparative figures have been restated to conform with this financial period's presentation.

Cycle & Carriage Limited
Consolidated Balance Sheet

	Note	At 30.6.03 S$m	At 31.12.02 S$m
Non-current assets			
Property, plant and equipment		**84.8**	119.8
Investment properties		**440.2**	449.5
Development properties		**566.3**	444.9
Interests in associates and joint ventures	8	**988.9**	663.4
Deferred tax asset		**6.5**	7.6
Other non-current assets		**25.2**	20.3
Negative goodwill		**(24.7)**	(25.2)
		2,087.2	1,680.3
Current assets			
Properties for sale		**86.1**	49.4
Stocks		**288.1**	354.4
Debtors		**154.1**	187.5
Tax recoverable		**1.8**	2.4
Short term investment		**2.9**	7.9
Bank and other liquid funds		**42.9**	142.5
		575.9	744.1
Total assets		**2,663.1**	2,424.4
Non-current liabilities			
Borrowings due after one year	9	**172.6**	214.0
Deferred tax liability		**8.5**	5.6
Non-current provisions		**30.4**	19.7
Other non-current liabilities		**6.7**	6.0
		218.2	245.3
Current liabilities			
Creditors		**152.3**	203.3
Dividend payable		**22.6**	-
Provisions		**22.5**	25.4
Tax payable		**22.2**	22.4
Borrowings due within one year	9	**648.1**	562.4
		867.7	813.5
Total liabilities		**1,085.9**	1,058.8
Net assets		**1,577.2**	1,365.6
Financed by:			
Share capital and reserves			
Share capital		**242.1**	241.5
Reserves			
Share premium		**264.1**	262.7
Capital reserve		**81.8**	82.4
Revenue reserve		**659.7**	448.2
Shareholders' funds		**1,247.7**	1,034.8
Minorities		**329.5**	330.8
		1,577.2	1,365.6
Net asset value per share		**S$5.15**	S$4.28

– more –

Cycle & Carriage Limited

Consolidated Statement of Changes in Equity

	Note	Share capital S$m	Share premium S$m	Capital reserve S$m	Revenue reserve S$m	Total S$m
2003						
Balance at 1 January						
- as previously reported		241.5	262.7	29.8	500.8	1,034.8
- effect of change in accounting policy	2	-	-	52.6	(52.6)	-
- as restated		241.5	262.7	82.4	448.2	1,034.8
Reserve realised on sale of an investment property		-	-	(0.6)	-	(0.6)
Share of an associate's loss on dilution		-	-	-	(0.3)	(0.3)
Translation difference		-	-	-	71.3	71.3
Dividend payable		-	-	-	(22.6)	(22.6)
Net gains/(losses) not recognised in profit and loss account		-	-	(0.6)	48.4	47.8
Net profit		-	-	-	163.1	163.1
Total recognised gains/ (losses) for the financial period		-	-	(0.6)	211.5	210.9
Issue of shares		0.6	1.4	-	-	2.0
Balance at 30 June		242.1	264.1	81.8	659.7	1,247.7
2002						
Balance at 1 January						
- as previously reported		238.5	251.2	39.7	276.7	806.1
- effect of change in accounting policy	2	-	-	39.1	(39.1)	-
- as restated		238.5	251.2	78.8	237.6	806.1
Revaluation deficit on an investment property		-	-	(3.2)	-	(3.2)
Gain on dilution of interest in an associate		-	-	-	2.3	2.3
Share of an associate's revaluation surplus		-	-	7.1	-	7.1
Share of an associate's share premium		-	-	0.2	-	0.2
Translation difference		-	-	-	31.0	31.0
Dividend payable		-	-	-	(22.3)	(22.3)
Net gains not recognised in profit and loss account		-	-	4.1	11.0	15.1
Net profit		-	-	-	111.9	111.9
Total recognised gains for the financial period		-	-	4.1	122.9	127.0
Issue of shares		0.1	0.3	-	-	0.4
Balance at 30 June		238.6	251.5	82.9	360.5	933.5

Cycle & Carriage Limited
Company Balance Sheet

	At 30.6.03 S$m	At 31.12.02 S$m
Non-current assets		
Property, plant and equipment	**0.7**	0.6
Interests in subsidiaries	**1,628.5**	1,411.9
Interests in associates	**88.6**	72.9
	1,717.8	1,485.4
Current assets		
Debtors	**6.4**	2.7
Tax recoverable	**0.3**	-
Short term investment	**0.1**	0.1
Bank and other liquid funds	**8.2**	21.6
	15.0	24.4
Total assets	**1,732.8**	1,509.8
Non-current liabilities		
Borrowings due after one year	**135.0**	50.0
Deferred tax liability	**1.4**	1.4
	136.4	51.4
Current liabilities		
Creditors	**5.6**	5.7
Dividend payable	**22.6**	-
Tax payable	**1.9**	1.7
Borrowings due within one year	**350.0**	335.0
	380.1	342.4
Total liabilities	**516.5**	393.8
Net assets	**1,216.3**	1,116.0
Financed by:		
Share capital and reserves		
Share capital	**242.1**	241.5
Reserves		
Share premium	**264.1**	262.7
Revenue reserve	**710.1**	611.8
Shareholders' funds	**1,216.3**	1,116.0
Net asset value per share	**S$5.02**	S$4.62

Cycle & Carriage Limited
Company Statement of Changes in Equity

	Share capital S$m	Share premium S$m	Revenue reserve S$m	Total S$m
2003				
Balance at 1 January	241.5	262.7	611.8	1,116.0
Translation difference	-	-	1.0	1.0
Dividend payable (net)	-	-	(22.6)	(22.6)
Net loss not recognised in profit and loss account	-	-	(21.6)	(21.6)
Net profit	-	-	119.9	119.9
Total recognised gain for the financial period	-	-	98.3	98.3
Issue of shares	0.6	1.4	-	2.0
Balance at 30 June	242.1	264.1	710.1	1,216.3
2002				
Balance at 1 January	238.5	251.2	438.7	928.4
Reserve realised on repayment of equity loan	-	-	2.3	2.3
Translation difference	-	-	1.8	1.8
Dividend payable (net)	-	-	(22.3)	(22.3)
Net loss not recognised in profit and loss account	-	-	(18.2)	(18.2)
Net profit	-	-	214.7	214.7
Total recognised gain for the financial period	-	-	196.5	196.5
Issue of shares	0.1	0.3	-	0.4
Balance at 30 June	238.6	251.5	635.2	1,125.3

Cycle & Carriage Limited
Consolidated Statement of Cash Flows

Six months ended 30 June	Note	**2003** **S$m**	2002 S$m
Cash flows from operating activities	10	**69.3**	181.5
Interest paid		**(17.1)**	(19.1)
Interest received		**2.4**	1.3
Other finance costs paid		**(1.0)**	(0.5)
Income tax paid		**(6.4)**	(17.8)
		(22.1)	(36.1)
Net cash flows from operating activities		**47.2**	145.4
Cash flows from investing activities			
Sale of property, plant and equipment and shares in an associate		**6.1**	1.5
Proceeds from sale of an investment property		**3.4**	-
Purchase of property, plant and equipment		**(7.5)**	(3.9)
Purchase of shares in a subsidiary		**(0.1)**	-
Purchase of shares in associates		**(168.8)**	(14.7)
Dividends received from associates (net)		**13.9**	4.6
Net cash flows from investing activities		**(153.0)**	(12.5)
Cash flows from financing activities			
Proceeds from issue of shares		**1.9**	0.4
Loans to minorities and associates		**-**	(0.2)
Term loans and notes		**12.8**	(138.1)
Dividends paid to minorities		**(10.6)**	(3.5)
Net cash flows from financing activities		**4.1**	(141.4)
Net change in cash and cash equivalents		**(101.7)**	(8.5)
Cash and cash equivalents at the beginning of the period		**142.2**	96.6
Effect of exchange rate changes		**0.2**	(0.7)
Cash and cash equivalents at the end of the period		**40.7**	87.4

Cycle & Carriage Limited
Notes

1 Basis of preparation

The financial information contained in this announcement has been based on the unaudited results for the six months ended 30 June 2003 which were reviewed by the auditors in accordance with the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements). The accounting policies used are consistent with those set out in the 2002 audited accounts. There are no changes in those accounting policies except for the change in accounting policy adopted with regards to investment properties as explained in Note 2. This interim report is in compliance with Financial Reporting Standard 34 "Interim Financial Reporting".

2 Change in accounting policy

With effect from 1 January 2003, the Group changed its policy with regards to the revaluation of investment properties. Under the new policy, the surplus on revaluation of each investment property is taken to the capital reserve account unless it relates to a previous deficit that was charged to the profit and loss account while the deficit on revaluation of each investment property is charged to the profit and loss account unless it offsets a previous surplus. Under the previous policy, the net surplus or deficit on revaluation of investment properties was taken to the capital reserve account unless the total revaluation surplus on the same class of assets was insufficient to cover the deficit, in which case the amount by which the deficit exceeded the available surplus was charged to the profit and loss account. The reasons for the change are:

- different types of investment properties in different countries are subject to different economic and political conditions as well as market risks;
- it is more prudent to charge out any declines in property values to the profit and loss account immediately than to defer them by offseting them against the surpluses of other properties; and
- it aligns the Group's accounting policies more closely with that of international accounting standards.

Following the change in accounting policy, an amount of S$52.6 million has been adjusted against the revenue reserve and capital reserve as at 1 January 2003 with no impact to the shareholders' funds. The comparative information has been restated.

3 Profit before tax

	Group		
Six months ended 30 June	**2003**	2002	*Change*
	S$m	S$m	*%*
Profit before tax is determined after including:			
Interest expense	**(14.6)**	(12.7)	*15*
Interest income	**2.1**	1.0	*110*
Depreciation and amortisation	**(7.0)**	(7.4)	*-5*
Provision for doubtful debts	**(0.7)**	(0.2)	*250*
(Provision)/writeback in provision for stock obsolescence	**(6.7)**	0.4	*nm*
Net exchange gain	**6.9**	0.3	*nm*
Profit/(loss) on disposal of property, plant and equipment	**(0.3)**	0.3	*nm*
Material, recurring items	**26.0**	63.3	[illegible]

4 Material, recurring items and exceptional items

	Group					
	Profit before tax			Profit after tax and minorities		
Six months ended 30 June	**2003 S$m**	2002 S$m	*Change %*	**2003 S$m**	2002 S$m	*Change %*
Trading profit	**205.2**	197.0	*4*	**139.1**	124.4	*12*
Add: Material, recurring items						
Share of associates'						
- exchange gain on foreign currency debts	**26.0**	63.3	*-59*	**18.2**	44.3	*-59*
- deferred tax asset	**-**	-	*-*	**4.4**	-	*100*
Provision for tax in an associate	**-**	-	*-*	**-**	(35.0)	*-100*
	26.0	63.3	*-59*	**22.6**	9.3	*143*
Underlying profit	**231.2**	260.3	*-11*	**161.7**	133.7	*21*
Add: Exceptional items						
Profit on sale of an investment property	**0.6**	-	*100*	**0.6**	-	*100*
Revaluation deficit of investment properties	**(8.1)**	(16.6)	*-51*	**(6.4)**	(9.9)	*-35*
Exchange losses on loans to subsidiaries	**-**	(12.4)	*-100*	**-**	(12.4)	*-100*
Share of an associate's						
- gain/(adjustment) on sale of investments	**(6.2)**	0.5	*nm*	**(4.3)**	0.5	*nm*
- gain on debt buyback	**11.5**	-	*100*	**11.5**	-	*100*
	(2.2)	(28.5)	*-92*	**1.4**	(21.8)	*nm*
	229.0	231.8	*-1*	**163.1**	111.9	*46*

5 Tax

Six months ended 30 June	**2003 S$m**	2002 S$m	*Change %*
Group	**10.3**	5.7	*81*
Associates and joint ventures	**47.1**	113.9	*-59*
	57.4	119.6	*-52*

The provision for income tax is based on the statutory tax rates of the respective countries in which the companies are operating and after taking into account non-deductible expenses and temporary differences.

6 Dividends (net)

Six months ended 30 June	Group 2003	2002
	S$m	S$m
Final dividend in respect of 2002 of 12% (2001: 12%) less income tax	**22.6**	22.3

7 Segment information

Six months ended 30 June	Revenue		Profit before financing charges		Net profit	
	2003	2002	**2003**	2002	**2003**	2002
	S$m	S$m	**S$m**	S$m	**S$m**	S$m
Astra	**998.6**	853.9	**154.0**	152.4	**112.2**	98.0
Motor	**1,498.1**	1,284.2	**34.2**	40.2	**18.7**	25.8
Property	**194.1**	191.5	**31.6**	16.6	**18.2**	9.6
Others	**4.3**	49.1	**(1.0)**	-	**(10.0)**	(9.0)
	2,695.1	2,378.7	**218.8**	209.2	**139.1**	124.4
Material, recurring items					**22.6**	9.3
Exceptional items					**1.4**	(21.8)
					163.1	111.9

	Total assets At 30.6.03	At 31.12.02
	S$m	S$m
Astra	**662.5**	323.5
Motor	**779.2**	842.3
Property	**1,180.5**	1,202.0
Others	**32.6**	46.6
	2,654.8	2,414.4
Unallocated assets	**8.3**	10.0
	2,663.1	2,424.4

8 Interests in associates and joint ventures

	Group		Company	
	At 30.6.03	At 31.12.02	**At 30.6.03**	At 31.12.02
	S$m	S$m	**S$m**	S$m
At cost:				
- quoted equity shares (Group market value: 2003: S$1,178.0 million; 2002: S$586.8 million)	**856.1**	703.9	**24.9**	24.9
- unquoted equity shares	**113.9**	97.4	**44.7**	28.2
	970.0	801.3	**69.6**	53.1
Provision for diminution in value of investment in unquoted associates and joint ventures	**-**	-	**(0.8)**	-
Post-acquisition reserves	**(135.3)**	(308.8)	**-**	-
Unamortised goodwill	**25.4**	9.1	**-**	-
	860.1	501.6	**68.8**	53.1
Long term loans to associates	**19.8**	19.8	**19.8**	19.8
Amounts owing by associates and joint ventures (non-trade), less provision of S$21.3 million (2002: S$20.7 million)	**124.6**	157.6	**-**	-
Amounts owing to associates and joint ventures (non-trade)	**(15.6)**	(15.6)	**-**	-
	988.9	663.4	**88.6**	72.9

All long term loans and non-trade advances to and from associates are unsecured and have no fixed terms of repayment.

The long term loans and non-trade advances to and from associates and joint ventures are interest free except for the long term loan of S$1.0 million (31.12.02: S$1.0 million) and non-trade advances to associates amounting to S$42.3 million (31.12.02: S$59.4 million) which are interest bearing and the weighted average interest rates at balance sheet date were 3.0% (31.12.02: 3.0%) and 4.5% (31.12.02: 3.7%) per annum, respectively. The fair values of the long term loans and non-trade advances are not disclosed as it is not practicable to determine fair value with sufficient reliability.

Five associates, Rutile Pte Ltd, PMCL Pte Ltd, Bodenheim Investments Pte Ltd, Golden Quantum Acres Sdn Bhd and Grange Development Pte Ltd, are deemed to be joint venture companies as a subsidiary, MCL Land Limited, has a long term 53.5% interest in Grange Development Pte Ltd and a 50% interest in the other four associates and has, by way of contractual arrangements, joint control in the companies' operational and financial affairs. Rutile Pte Ltd and PMCL Pte Ltd each has a 50% interest in Ubi Development Pte Ltd, which owns an industrial development property at Ubi Avenue 1 while Bodenheim Investments Pte Ltd owns a residential property at Upper Serangoon View. Golden

8 Interests in associates and joint ventures (cont'd)

Quantum Acres Sdn Bhd was inactive during the financial period. Grange Development Pte Ltd is developing a residential development at Grange Garden.

MCL Land Limited's share of the assets employed and liabilities incurred by the joint venture companies is as follows:

	At 30.6.03 S$m	At 31.12.02 S$m
Development properties	**250.8**	233.6
Net current liabilities	**(22.6)**	(3.1)
Borrowings due after one year	**(126.3)**	(118.1)
Amount due to shareholders	**(134.1)**	(164.4)
Capital commitments	**84.3**	102.2

Due to the size and complexities of Astra, its results are reported later. As such Astra's results are equity accounted for the six months from 1 December 2002 to 31 May 2003, but adjusted for significant transactions occurring in June 2003. As at 30 June 2003, the carrying value of Astra was S$662.5 million (31.12.02: S$323.5 million).

9 Borrowings

	Group	
	At 30.6.03 S$m	At 31.12.02 S$m
Borrowings due within one year		
- secured	**118.0**	209.3
- unsecured	**530.1**	353.1
	648.1	562.4
Borrowings due after one year		
- secured	**37.6**	63.8
- unsecured	**135.0**	150.2
	172.6	214.0
Total borrowings	**820.7**	776.4

Certain subsidiaries of the Company pledged their assets in order to obtain loans from financial institutions. The net book value of properties and other assets pledged/mortgaged to financial institutions amounted to S$421.8 million (31.12.02: S$672.5 million).

10 Cash flows from operating activities

Six months ended 30 June	Group	
	2003	2002
	S$m	S$m
Operating profit	**52.0**	36.4
Adjustments for:		
Depreciation and amortisation	**7.0**	7.4
Foreign exchange translation difference	**35.0**	16.1
Loss/(profit) on sale of property, plant and equipment	**0.3**	(0.3)
	42.3	23.2
Operating profit before working capital changes	**94.3**	59.6
Changes in development properties for sale (excluding interest capitalised during the period)	**(112.6)**	85.2
Changes in working capital		
Stocks	**66.3**	72.7
Debtors	**24.5**	(27.0)
Creditors	**(43.4)**	(26.2)
Retention money payable	**0.7**	0.3
Amounts owing by/to associates and joint ventures	**39.5**	16.9
	87.6	36.7
Cash flows from operating activities	**69.3**	181.5

11 Issue of shares

The number of shares that may be issued on conversion of all outstanding options granted pursuant to the CCL Executives' Share Option Schemes amounted to 2,747,900 as at 30 June 2003 (30.6.02: 3,493,100).

Between 31 March 2003 and 30 June 2003, 56,667, 399,234 and 102,000 ordinary shares were issued for cash to executives who exercised the options granted on 1 March 2000, 8 May 2001 and 28 February 2002 pursuant to the CCL Executives' Share Option Scheme 2000, to subscribe for shares of S$1.00 each at S$3.89, S$3.227 and S$4.147 respectively, per share.

Except for those mentioned above, there were no other rights, bonus or equity issues during the period between 31 March 2003 and 30 June 2003.

On 2 July 2003, 3,589,557 new ordinary shares of S$1.00 each were issued at an issue price of S$4.72 for each new share to shareholders who had elected to participate in the Cycle & Carriage Limited Scrip Dividend Scheme in respect of the final dividend for the financial year ended 31 December 2002.

12 Interested person transactions

Six months ended 30 June 2003

Name of interested person	Aggregate value of all interested person transactions (excluding transactions less than S$100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920)	Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000)
	S$m	S$m
Capital Services of Singapore Limited - purchase of 10% interest in UMF (Singapore) Limited	16.5	-
Gammon Skanska Pte Ltd - development of a multi-storey car park	-	8.2
Jardine Matheson Limited - management consultancy services	-	0.8
Jardine India Software Technologies Pvt. Ltd - purchase of software development services	-	0.2
	16.5	9.2

13 Commitments

	Group		Company	
	At 30.6.03 S$m	At 31.12.02 S$m	**At 30.6.03 S$m**	At 31.12.02 S$m
(a) Capital commitments				
Approved and contracted	10.2	2.8	-	-
Approved, but not contracted	-	0.1	-	-
	10.2	2.9	-	-
(b) Commitments for property development expenditure				
Approved and contracted	103.7	87.8	-	-
Approved, but not contracted	142.2	102.4	-	-
	245.9	190.2	-	-
(c) Operating lease commitments				
Operating lease commitments with terms of more than one year are as follows:				
Lease rentals payable:				
- within one year	6.1	6.3	0.3	0.1
- between one and five years	12.0	12.6	0.1	0.1

14 Contingent liabilities

(a) The Company has given corporate guarantees to secure bank facilities and term notes for certain subsidiaries totalling S$257.6 million (31.12.02: S$266.4 million).

(b) A subsidiary has given indemnities to financial institutions for guarantees issued on behalf of other subsidiaries amounting to S$12.9 million (31.12.02: S$12.9 million).

15 Others

The results do not include any pre-acquisition profits and have not been affected by any item, transaction or event of a material or unusual nature other than the material, recurring items and exceptional items set out in note 4 of this report.

No other significant transaction or event has occurred between 30 June 2003 and the date of this report except that on 29 July 2003, the Company announced that it plans to raise approximately between S$245.7 million and S$248.1 million by way of a renounceable underwritten rights issue at an issue price of S$3.00 for each new ordinary share of S$1.00 in the capital of the Company. The rights issue will be offered to shareholders of the Company on the basis of 1 new rights share to 3 ordinary shares of S$1.00 each held in the capital of the Company as at 5.00 p.m. on 14 August 2003. The net proceeds of the rights issue (after deducting estimated expenses) are expected to be approximately between S$233.7 million and S$236.1 million and will be used to reduce the short term borrowings of the Group incurred to support the Group's investment in Astra.

16 Closure of books

NOTICE IS HEREBY GIVEN that the Transfer Books and the Register of Members will be closed from 16 September 2003 to 17 September 2003 (both dates inclusive) for the purpose of determining shareholders' entitlement to the interim dividend.

Duly completed transfers received by Cycle & Carriage Limited's Share Registrar, M&C Services Private Limited at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906 up to 5.00 p.m. on 15 September 2003 ("Books Closure Date") will be registered before entitlements to the interim dividend are determined. Shareholders whose securities accounts with The Central Depository (Pte) Limited ("CDP") are credited with shares as at the Books Closure Date will be entitled to the interim dividend. The interim dividend will be paid on 26 September 2003.

For further information, please contact:
Cycle & Carriage Limited
Ho Yeng Tat Tel: 65 64708108

Full text of the Financial Statement and Dividend Announcement for the six months ended 30 June 2003 can be accessed through the internet at 'www.cyclecarriage.com'.

The Board of Directors
Cycle & Carriage Limited
239 Alexandra Road
Singapore 159930

29 July 2003

Dear Sirs

Review of the consolidated interim financial statements of Cycle & Carriage Limited and its subsidiaries ("CCL Group") for the half year ended 30 June 2003

We have reviewed the consolidated interim financial statements (as described in Financial Reporting Standard 34, Interim Financial Reporting) of the CCL Group for the half year ended 30 June 2003. The interim financial statements of the CCL Group are the responsibility of the Company's directors. Our responsibility is to issue a report on these interim financial statements based on our review.

We conducted our review in accordance with the Singapore Standard on Auditing 910, Engagements to Review Financial Statements. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the unaudited interim financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial information of the Group is not presented fairly, in all material respects, in accordance with Financial Reporting Standard 34.

PricewaterhouseCoopers
Certified Public Accountants

Singapore

- end -

MASNET No. 1 OF 29.07.2003
Announcement No. 1


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Request For Suspension Of Trading

29 July 2003

Ms Darrell Lam
Singapore Exchange Securities Trading Limited
2 Shenton Way #19-00
SGX Centre 1
Singapore 068804

Dear Ms Lam

REQUEST FOR SUSPENSION OF TRADING

Cycle & Carriage Limited wishes to request for a suspension in the trading of its shares from 9.00 a.m. to 12.30 p.m. on 29 July 2003, pending an announcement.

Yours faithfully
Ho Yeng Tat
Group Company Secretary
Cycle & Carriage Limited

Submitted by Ho Yeng Tat, Group Company Secretary on 29/07/2003 to the SGX

MASNET No. 99 OF 28.07.2003
Announcement No. 99


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

SECOND QUARTER 2003 REPORT OF CYCLE & CARRIAGE BINTANG BERHAD

We append below the Second Quarter 2003 Report released by our Malaysian associated company, Cycle & Carriage Bintang Berhad, to the Kuala Lumpur Stock Exchange today for information.


CCB-2Q03 Income Statement.|


CCB-2Q03 Balance Sheets.p


CCB-2Q03 Equity Statement.p


CCB-2Q03 Cashflow.pd


CCB-2Q03 Notes to Financial Statement

Submitted by Ho Yeng Tat, Group Company Secretary on 28/07/2003 to the SGX

CYCLE & CARRIAGE BINTANG BERHAD
Condensed Consolidated Income Statements
for the second quarter ended 30 June 2003

	Note	Unaudited 3 months ended		Unaudited 6 months ended	
		30.6.2003 RM'000	30.6.2002 RM'000 (As restated)	30.6.2003 RM'000	30.6.2002 RM'000 (As restated)
REVENUE	3 & 4	265,890	196,067	545,738	418,395
EXPENSES EXCLUDING FINANCE COST AND TAX		(263,571)	(169,959)	(523,812)	(367,955)
OTHER OPERATING INCOME		4,074	3,760	7,738	5,720
PROFIT FROM OPERATIONS		6,393	29,868	29,664	56,160
FINANCE COST		(2)	(1)	(5)	(1)
SHARE OF RESULTS OF ASSOCIATED COMPANIES		(3,697)	(9,908)	(1,743)	(8,408)
PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION		2,694	19,959	27,916	47,751
TAXATION	7				
- Company and subsidiary companies		(997)	(8,316)	(7,508)	(16,065)
- associated companies		(425)	(591)	(731)	(958)
		(1,422)	(8,907)	(8,239)	(17,023)
NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS		1,272	11,052	19,677	30,728
		sen	sen	sen	sen
Earnings per share	8				
- basic		1.30	11.28	20.07	31.37
- diluted		1.30	11.27	20.07	31.32

CYCLE & CARRIAGE BINTANG BERHAD
Condensed Consolidated Balance Sheet

	Note	As at 30 June 2003 RM'000	As at 31 December 2002 RM'000 (As restated)
NON CURRENT ASSETS			
Property, plant and equipment	9 & 11	92,402	95,805
Investments in associated companies	1	157,195	160,305
Investments in unquoted shares	5	66,003	-
Deferred tax assets	1	15,963	16,515
CURRENT ASSETS			
Inventories		159,369	390,086
Trade and other receivables		97,652	90,951
Short term investments	10	919	1,103
Bank and cash balances		205,292	89,715
		463,232	571,855
CURRENT LIABILITIES			
Provision for liabilities and charges		(32,786)	(27,090)
Trade and other payables		(96,329)	(153,182)
Taxation		(116)	(34)
		(129,231)	(180,306)
NET CURRENT ASSETS		334,001	391,549
NON CURRENT LIABILITIES			
Deferred taxation		(15)	(20)
		665,549	664,154
CAPITAL AND RESERVES			
Share capital	12	98,033	98,033
Share premium		11,944	11,944
Reserves		555,572	554,177
		665,549	664,154

CYCLE & CARRIAGE BINTANG BERHAD
Condensed Consolidated Statement of Changes in Equity
for the second quarter ended 30 June 2003

	Note	Share capital RM'000	Non-distributable Share premium RM'000	Non-distributable Other reserves RM'000	Distributable Revenue reserve RM'000	Total RM'000
At 31 December 2002						
as previously reported		**98,033**	**11,944**	**12,650**	**524,797**	**647,424**
Prior year adjustment	1	**-**	**-**	**-**	**16,730**	**16,730**
At 31 December 2002 as restated		**98,033**	**11,944**	**12,650**	**541,527**	**664,154**
Net profit for the year					**19,677**	**19,677**
Dividend paid					**(17,646)**	**(17,646)**
Share of exchange difference						
arising on consolidation				**(636)**		**(636)**
At 30 June 2003		**98,033**	**11,944**	**12,014**	**543,558**	**665,549**
At 31 December 2001						
as previously reported		97,836	11,223	(3,512)	491,989	597,536
Prior year adjustment	1	-	-	-	20,305	20,305
At 31 December 2001 as restated		97,836	11,223	(3,512)	512,294	617,841
Net profit for the year					30,728	30,728
Dividend paid					(17,610)	(17,610)
Share of exchange difference						
arising on consolidation				13,926		13,926
Issue of share capital						
- exercise of share options		197				197
Premium on shares issued			721			721
At 30 June 2002		98,033	11,944	10,414	525,412	645,803

CYCLE & CARRIAGE BINTANG BERHAD
Condensed Consolidated Cash Flow Statement
for the second quarter ended 30 June 2003

	Note	6 months ended 30.6.2003 RM'000	6 months ended 30.6.2002 RM'000
OPERATING ACTIVITIES			
Cash from operations		205,625	105,505
Interest paid		(5)	(1)
Interest received		1,459	615
Taxation paid		(6,994)	(21,314)
Net cash flow from operating activities		200,085	84,805
INVESTING ACTIVITIES			
Proceeds from disposal of property, plant and equipment		373	5,381
Purchase of property, plant and equipment		(1,293)	(4,719)
Payment for investment	5	(66,003)	-
Dividends received		61	33
Net cash flow from investing activities		(66,862)	695
FINANCING ACTIVITIES			
Proceeds from issue of shares		-	918
Dividends paid		(17,646)	(17,610)
Net cash flow from financing activities		(17,646)	(16,692)
NET INCREASE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD		115,577	68,808
CASH AND CASH EQUIVALENTS AT			
- BEGINNING OF PERIOD		89,715	11,420
- END OF PERIOD		205,292	80,228

CYCLE & CARRIAGE BINTANG BERHAD
Notes to the Financial Information
for the second quarter ended 30 June 2003

1 Basis of Preparation

This interim report is prepared in accordance with MASB 26 "Interim Financial Reporting" and paragraph 9.22 of the Listing Requirements of Kuala Lumpur Stock Exchange, and should be read in conjunction with the Group's financial statements for the year ended 31 December 2002.

The accounting policies and presentation adopted for the interim financial report are consistent with those adopted for the annual financial statements for the year ended 31 December 2002 except for the adoption of MASB 25 "Income Taxes" with respect to recognition of deferred tax assets. In accordance with MASB 25, deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised. This change in accounting policy has been accounted for retrospectively.

The new accounting policy has the effect of decreasing net profit for the six months ended 30 June 2003 by RM545,000. The other effects of the change on the Group's financial statements are as follows:

	As previously reported RM'000	Effect of change in policy RM'000	As restated RM'000
At 31 December 2002			
- revenue reserve	524,797	16,730	541,527
- investment in associated companies	160,090	215	160,305
- deferred tax assets	-	16,515	16,515
Six months ended 30 June 2002			
- net profit for the period	29,990	738	30,728

2 Qualification of Audit Report

The Group's financial statements for the year ended 31 December 2002 were not subject to any qualification by the auditor.

3 Segment Reporting

The activities of the Group are conducted within Malaysia as shown in the following segments:

	Automobile industry RM'000	*** Investment RM'000**	**Others RM'000**	**Group RM'000**
3 months ended 30 June 2002				
Revenue	196,067	-	-	196,067
Profit/(loss) before tax	30,392	-	(10,433)	19,959
3 months ended 30 June 2003				
Revenue	**265,890**	**-**	**-**	**265,890**
Profit/(loss) before tax	**3,890**	**2,799**	**(3,995)**	**2,694**
6 months ended 30 June 2002				
Revenue	418,395	-	-	418,395
Profit/(loss) before tax	56,981	-	(9,230)	47,751
6 months ended 30 June 2003				
Revenue	**545,738**	**-**	**-**	**545,738**
Profit/(loss) before tax	**24,966**	**5,291**	**(2,341)**	**27,916**

* Under the terms of the agreement with DaimlerChrysler AG ("DCAG"), the Company is entitled to receive an annual net dividend income of RM11.2 million in respect of the investment in DaimlerChrysler Malaysia Sdn Bhd ("DCM").

In the event that DCM is unable to declare such dividend in full, DCAG undertakes to pay the shortfall to the extent of RM11.2 million (hereinafter refer to "the minimum assured amount"). The amount receivable from DCAG will be subject to income tax and the Group will effectively receive the net income of RM8.1 million.

For the six months ended 30 June 2003, the Group recognised the minimum assured amount of RM5.3 million based on time proportion basis. The recognition of this income has the effect of increasing profit before tax for the first quarter and the second quarter by RM2.5 million and RM2.8 million respectively.

4 Seasonal or Cyclical Factors

There were no major seasonal or cyclical factors affecting the automobile industry.

5 Individually Significant Item

Individually significant items for the six months ended 30 June 2003 were as follows:

a) The Company ceased to have the rights to the Mercedes-Benz wholesale business effective 1 January 2003.

b) Investment of 49% interest in DaimlerChrysler Malaysia Sdn Bhd (a joint-venture with DaimlerChrysler AG), albeit with limited rights for RM66,003,000. DaimlerChrysler Malaysia Sdn Bhd has the rights to the Mercedes-Benz wholesale business effective 1 January 2003.

c) The Group recognised the income in respect of the investment in DaimlerChrysler Malaysia Sdn Bhd amounted to RM5,291,000 on a time proportion basis.

6 Changes in Estimates

There were no changes in estimates of amounts reported in prior financial years that have a material effect in the current quarter and financial year-to-date.

7 Taxation

	3 months ended		**6 months ended**	
	30.6.2003	30.6.2002	**30.6.2003**	30.6.2002
	RM'000	RM'000	**RM'000**	RM'000
		(As restated)		(As restated)
Income tax	**(537)**	7,921	**6,961**	16,788
Deferred tax	**1,534**	395	**547**	(723)
Share of tax in associated companies	**425**	591	**739**	973
Share of deferred tax in associated companies	**-**	-	**(8)**	(15)
	1,422	8,907	**8,239**	17,023

The average effective tax rate differs from the statutory income tax rate of Malaysia as follows:

	%	%	%	%
Statutory income tax rate of Malaysia	**28**	28	**28**	28
Share in associated company's tax of which translation/revaluation losses were not deductible	**22**	17	**2**	7
Capital expenditure not deductible for tax purpose	**3**	4	**-**	3
Real Property Gains Tax	**-**	(4)	**-**	(2)
Average effective tax rate	**53**	45	**30**	36

CYCLE & CARRIAGE BINTANG BERHAD
Notes to the Financial Information
for the second quarter ended 30 June 2003

8 Earnings per Share

	3 months ended		6 months ended	
	30.6.2003	30.6.2002 (As restated)	**30.6.2003**	30.6.2002 (As restated)
(a) Basic earnings per share				
Net profit for the period (RM'000)	**1,272**	11,052	**19,677**	30,728
Weighted average number of ordinary shares in issue ('000)	**98,033**	97,939	**98,033**	97,939
Basic earnings per share (sen)	**1.30**	11.28	**20.07**	31.37
(b) Diluted earnings per share				
Net profit for the period (RM'000)	**1,272**	11,052	**19,677**	30,728
Weighted average number of ordinary shares:				
- in issue ('000)	**98,033**	97,939	**98,033**	97,939
- adjustment for share options ('000)	**3**	160	**3**	160
- for diluted earnings per share calculation ('000)	**98,036**	98,099	**98,036**	98,099
Diluted earnings per share (sen)	**1.30**	11.27	**20.07**	31.32

9 Sales of Unquoted Investments and / or Properties

There were no sales of any unquoted investments or properties for the current quarter and financial year-to-date.

10 Short Term Investments

a) Purchases and disposals
There were no purchases or disposals of any short term investments for the current quarter and financial year-to-date.

b) Investment as at 30 June 2003

	RM'000
At cost	**3,356**
At book value	**919**
At market value	**919**

11 Property, Plant and Equipment

All property, plant and equipment are stated at cost or at the fair values on acquisition less accumulated depreciation.

12 Debts and Equity Securities

There were no issuances and repayment of debt and equity securities, share buy-backs, share cancellations, shares held as treasury shares and resale of treasury shares for the current financial year-to-date.

13 Dividends

(a) (i) An interim ordinary dividend has been declared;

		Sen
(ii)	Amount per share	15.0
(iii)	Previous corresponding period	15.0
(iv)	Date payable	12 September 2003

(v) In respect of deposited securities, entitlement to dividends will be determined on the basis of the record of depositors as at 29 August 2003; and

(b) The total dividend for the current financial year 15.0

The above dividend per share is before tax, the dividend will be paid net of income tax of 28%

14 Off Balance Sheet Financial Instruments

The Company is a party to financial instruments that reduce exposure to fluctuations in foreign currency exchange. These instruments, which mainly comprise foreign currency forward contracts, are not recognised in the financial statements on inception. The purpose of these instruments is to reduce risk.

Foreign currency forward contracts protect the Company from movements in exchange rates by establishing the rate at which a foreign currency asset or liability will be settled. Any increase or decrease in the amount required to settle the asset or liability is offset by a corresponding movement in the value of the forward exchange contract. The gains and losses are therefore offset for financial reporting purposes and are not recognised in the financial statements.

As at 30 June 2003, the open position of foreign currency forward contracts entered into by the Company was RM25.9 million (the fair value was an unfavourable net position of RM0.5 million), none of which has been closed as at 22 July 2003. The total amount of foreign currency forward contracts entered into after 30 June 2003 by the Company was RM9.8 million, all of which were still outstanding as at 22 July 2003.

The details of the open contracts as at 22 July 2003 are as follows:

Maturity	Foreign Currency Amount		RM
	EURO	Yen	Equivalent
More than 1 month, less than 3 months	1,037,742	80,000,000	7,158,091
More than 3 months, less than 6 months	3,643,628	380,000,000	28,536,841
Total	4,681,370	460,000,000	35,694,932

The fair value as at 22 July 2003 was an unfavourable net position of	862,955

The above instruments are executed with credit worthy financial institutions in Malaysia. The Directors are of the view that the possibility of non-performance by these financial institutions is remote on the basis of their financial strength.

15 Changes in the Composition of the Group

There were no changes in the composition of the Group for the current quarter and financial year-to-date including business combination, acquisition or disposal of subsidiaries and long term investments, restructuring and discontinuing operations, other than the effects of the discontinuing operations as disclosed in Note 16 and Note 22 below.

16 Status of Corporate Proposals

In December 2002, the Company entered into a joint-venture with DaimlerChrysler AG, albeit with limited rights for the Company, to carry out the business of wholesale distribution of Mercedes-Benz brand passenger cars, trucks and vans in Malaysia. The joint-venture company, DaimlerChrysler Malaysia Sdn Bhd, has the rights to the Mercedes-Benz wholesale business with effect from 1 January 2003.

There were no corporate proposals announced but not completed at the date of issue of this quarterly report.

17 Group Borrowings and Debt Securities

There were no borrowings and debt securities as at 30 June 2003.

18 Contingent Liabilities

As at the date of issue of this quarterly report, there were no material changes in contingent liabilities since the Annual Financial Report for the year ended 31 December 2002.

19 Material Litigation

a) On 9 July 1998, the Company initiated legal action against a debtor, Transit Link Sdn Bhd and its guarantor, Tan Hooi Chong, for the recovery of RM15.2 million of outstanding debts for the supply of bus chassis to the debtor. Consent Judgment was obtained on 13 July 2000 for settlement by 1 May 2001. However, the debts were not recovered by the stated date. The Company then initiated execution proceedings against both the debtor and the guarantor. The guarantor was adjudged a bankrupt on 30 August 2002 and winding-up order against the debtor was obtained on 22 May 2003. The debts have already been fully provided in the accounts in prior years.

b) On 18 April 2003, the Company was served an Originating Summons from the solicitors of Hup Lee Coachbuilders Holdings Sdn Bhd ("Hup Lee") for a claim of RM5 million. An amended Originating Summons was served on 1 July 2003 increasing the claim. Hup Lee is now claiming RM8 million plus interest accrued thereon being wrongful payment made by Hup Lee to the Company in 1997 in respect of some units of bus chassis supplied by the Company to Transit Link Sdn Bhd. Hup Lee was then the appointed bus body builder of Transit Link Sdn Bhd.

   The Company, as advised by its lawyers, is of the view that this intimated claim is without substantive merit and will proceed to vigorously defend and take the requisite action to have the alleged claim dismissed. The case is scheduled for hearing on 13 August 2003.

20 Capital Commitments

Capital Commitments of the Group as at 30 June 2003 in relation to acquisition of property, plant and equipment were as follows:

	RM'000
Approved and contracted	334
Approved but not contracted	8,689
Total	9,023

21 Material Change in Current Quarter Results Compared to Preceding Quarter Results

The second quarter unaudited profit before taxation of the Group declined from RM25.2 million in the first quarter (as restated) to RM2.7 million. The earnings were affected by the Group's 40% share of a write-down in the value of an investment property (Group's share was RM5.1 million) by its associate, CCL Group Properties Sdn Bhd, a lower proportion of earnings from sales of stocks carried over as such stocks are progressively sold and a write-down on the remaining Mercedes-Benz wholesale stocks due to a diminished sales network following the transfer of the Mercedes-Benz wholesale function to DaimlerChrysler Malaysia Sdn Bhd.

22 Review of Results

The Group recorded an unaudited profit before taxation of RM27.9 million in the first half of 2003, 42% down on the corresponding period of the previous year. The results reflected the effect of the scaled down activities arising from the transfer of the Mercedes-Benz wholesale business to DaimlerChrysler Malaysia Sdn Bhd effective 1 January 2003.

Analysis of the revenue and profit from operations as a result of the transfer of Mercedes-Benz wholesale business to DaimlerChrysler Malaysia Sdn Bhd as mentioned in Note 16 above is as follows:

	3 months ended		**6 months ended**	
	30.6.2003	30.6.2002	**30.6.2003**	30.6.2002
Revenue				
Discontinuing operations	**135,430**	79,395	**259,835**	157,477
Continuing operations	**130,460**	116,672	**285,903**	260,918
	265,890	196,067	**545,738**	418,395
Profit from operations				
Discontinuing operations	**(5,579)**	19,589	**5,329**	38,222
Continuing operations	**11,972**	10,279	**24,335**	17,938
	6,393	29,868	**29,664**	56,160

Discontinuing Operation
During the transitional period, wholesale margins were available on Mercedes-Benz stocks carried forward. Profit from operations from the discontinuing operations amounted to RM5.3 million as compared to RM38.2 million previously as wholesale margins came under pressure for stock clearance purposes and stocks were revalued accordingly. Contribution from the discontinuing operations is expected to continue to fall in the third and subsequent quarters as the stocks carried forward are progressively depleted.

Continuing Operation
The Mercedes-Benz retail business performed above expectations, contributed by higher parts margins.

The Mazda operation has improved its performance compared to the previous corresponding period.

The Peugeot operation continued to improve and with strong support from the Principal is expected to contribute positively.

The assembly operation which undertakes the assembly of certain models of Mercedes-Benz passenger cars and commercial vehicles has also improved its contributions under new fee arrangements with DaimlerChrysler Malaysia Sdn Bhd effective January 2003.

The 40% owned associate, CCL Group Properties Sdn Bhd, incurred a loss (the Group's share was RM5.1 million) from the write-down in the value of one of its properties in this first half. Overall, the loss was lower than the corresponding previous period when it recorded a currency translation loss (the Group's share was RM11.8 million) on Singapore Dollar Loans.

23 Prospects

The results of the Group for the current financial year are expected to be materially below that of the previous financial year with the Company moving from being the Mercedes-Benz distributor in Malaysia to being a major dealer with effect from 1 January 2003. The second half year's results are expected to be lower than the first half.

24 Variance of Actual Profit from Forecast Profit

The Company did not make any profit forecast.

25 Material Subsequent Events

There were no material events subsequent to 30 June 2003 that have not been reflected in the financial statements for the period ended 30 June 2003 up to the date of issue of this quarterly report.

BY ORDER OF THE BOARD

CHAU SIK CHEONG
YEAP KOK LEONG
SECRETARIES

KUALA LUMPUR, 28 JULY 2003

MASNET No. 37 OF 17.07.2003
Announcement No. 37


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Change In Substantial Shareholder's Interests

Name of substantial shareholder:	Edaran Otomobil Nasional Berhad
Date of notice to company:	17/07/2003
Date of change of interest:	16/07/2003
Name of registered holder:	CDP-Raffles Nominees Pte Ltd
Circumstance(s) giving rise to the interest:	Sales in open market at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	100,000
% of issued share capital:	0.041
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$5.354 per share
No. of shares held before the transaction:	28,850,886
% of issued share capital:	11.74
No. of shares held after the transaction:	28,750,886
% of issued share capital:	11.7

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:		28,850,886
% of issued share capital:		11.74
No. of shares held after the transaction:		28,750,886
% of issued share capital:		11.7
Total shares:		28,750,886

Submitted by Ho Yeng Tat, Group Company Secretary on 17/07/2003 to the SGX

MASNET No. 9 OF 17.07.2003
Announcement No. 9


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Change In Substantial Shareholder's Interests

Name of substantial shareholder:	Edaran Otomobil Nasional Berhad
Date of notice to company:	16/07/2003
Date of change of interest:	15/07/2003
Name of registered holder:	CDP-Raffles Nominees Pte Ltd
Circumstance(s) giving rise to the interest:	Sales in open market at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	40,000
% of issued share capital:	0.016
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$5.125 per share
No. of shares held before the transaction:	28,890,886
% of issued share capital:	11.76
No. of shares held after the transaction:	28,850,886
% of issued share capital:	11.74

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:		28,890,886
% of issued share capital:		11.76
No. of shares held after the transaction:		28,850,886
% of issued share capital:		11.74
Total shares:		28,850,886

Submitted by Ho Yeng Tat, Group Company Secretary on 17/07/2003 to the SGX

MASNET No. 39 OF 15.07.2003
Announcement No. 43


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Change In Substantial Shareholder's Interests

Name of substantial shareholder:	Edaran Otomobil Nasional Berhad
Date of notice to company:	15/07/2003
Date of change of interest:	14/07/2003
Name of registered holder:	CDP-Raffles Nominees Pte Ltd
Circumstance(s) giving rise to the interest:	Sales in open market at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	50,000
% of issued share capital:	0.02
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$5.101 per share
No. of shares held before the transaction:	28,940,886
% of issued share capital:	11.78
No. of shares held after the transaction:	28,890,886
% of issued share capital:	11.76

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:		28,940,886
% of issued share capital:		11.78
No. of shares held after the transaction:		28,890,886
% of issued share capital:		11.76
Total shares:		28,890,886

Submitted by Ho Yeng Tat, Group Company Secretary on 15/07/2003 to the SGX

MASNET No. 48 OF 10.07.2003
Announcement No. 69


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Change In Substantial Shareholder's Interests

Name of substantial shareholder:	Edaran Otomobil Nasional Berhad
Date of notice to company:	10/07/2003
Date of change of interest:	09/07/2003
Name of registered holder:	CDP-Raffles Nominees Pte Ltd
Circumstance(s) giving rise to the interest:	Sales in open market at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	1,350,000
% of issued share capital:	0.55
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$5.0000 per share (1,250,000 shares) S$5.0385 per share (100,000 shares)
No. of shares held before the transaction:	30,290,886
% of issued share capital:	12.33
No. of shares held after the transaction:	28,940,886
% of issued share capital:	11.78

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:		30,290,886
% of issued share capital:		12.33
No. of shares held after the transaction:		28,940,886
% of issued share capital:		11.78
Total shares:		28,940,886

Submitted by Ho Yeng Tat, Group Company Secretary on 10/07/2003 to the SGX

MASNET No. 4 OF 10.07.2003
Announcement No. 25


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Change In Substantial Shareholder's Interests

Name of substantial shareholder:	Edaran Otomobil Nasional Berhad
Date of notice to company:	09/07/2003
Date of change of interest:	08/07/2003
Name of registered holder:	CDP-Raffles Nominees Pte Ltd
Circumstance(s) giving rise to the interest:	Sales in open market at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	4,000
% of issued share capital:	0.002
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$5.05 per share
No. of shares held before the transaction:	30,294,886
% of issued share capital:	12.33
No. of shares held after the transaction:	30,290,886
% of issued share capital:	12.33

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:		30,294,886
% of issued share capital:		12.33
No. of shares held after the transaction:		30,290,886
% of issued share capital:		12.33
Total shares:		30,290,886

Submitted by Ho Yeng Tat, Group Company Secretary on 10/07/2003 to the SGX

MASNET No. 73 OF 08.07.2003
Announcement No. 73


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

PT ASTRA INTERNATIONAL TBK

We append below for information the press release issued today in Jakarta by our 35.1% owned Indonesian associated company, PT Astra International Tbk ("Astra") relating to its Debt Buyback Program, Toyota Divestment Transaction and Dividend.

"QUOTE"

Series II Debt Buyback

PT Astra International Tbk ("Astra") conducted a Debt Buyback Program of its Series II debt, comprising bank loans and bonds, both in Rupiah and US$ currencies, since 9 June 2003 pursuant to the terms and conditions in Astra's debt restructuring agreement. This Program was offered to all Astra's creditors and closed on 27 June 2003.

On 8 July 2003, with due observance of its financial conditions, Astra accepted the offers under the Program buying back an amount of US$113.52 million and Rp. 7.67 billion at an average price of 97.50%. The funds used for this Series II debt buyback were generated from the recently completed Rights Issue.

"With the completion of debt buyback of Series II in July 2003 and Series III in February 2003, Astra's total debt has decreased by US$123.81 million and Rp.67.54 billion in 2003 excluding routine instalment payment. The debt position as at today has decreased to US$522.30 million and Rp.756.71 billion from 31 December 2002's position of US$690 million and Rp.878.14 billion," said Financial Director of Astra, John Slack.

Toyota Divestment Transaction

Following Astra shareholders' approval of 22 May 2003 on the plan to sell 46% of the shares in PT Toyota-Astra Motor owned by Astra to Toyota Motor Corporation ("TMC"), a sale and purchase agreement of the said shares was signed on 4 July 2003 with a price of US$ 226 million ("Toyota Divestment Transaction").

The Toyota Divestment Transaction is part of the Toyota business restructuring, whereby the Toyota business in Indonesia will be handled through 2 (two) companies, i.e. distribution company where Astra and TMC own 51% and 49% respectively; and manufacturing company where Astra and TMC own 5% and 95% respectively.

After the completion of the Toyota Divestment Transaction, Astra will receive US$226 million of which 75%, after 30% tax deduction or US$118.65 million, would be used to pay Astra's debt, both Series II and III, in compliance with Astra's debt restructuring agreement.

"After paying the debt using funds from this Toyota Divestment Transaction and after other routine payments, it is estimated that Astra's debt will further decrease to US$422.11 million and Rp. 605.34 billion by the end of 2003," added John Slack.

Dividend

Based on the progress set out above, Astra estimates it can pay a dividend to its shareholders in the current financial year. Under the terms of the debt restructuring agreement, Astra may pay dividends up to an amount of 10% of net profits starting from the financial year 2003, and such dividend payments may increase if Astra is able to fulfil certain financial targets (Release Date), namely, inter alia, if the total debt of Series I and Series II is reduced by 50% from the level as at the date of the agreement.

If Astra achieves the Release Date expected to be accomplished by the end of this year and in the absence of unforeseen circumstances, it is possible for Astra to pay a total final dividend for 2003 of around 25% of the net profit excluding extraordinary income. This would include an interim dividend for the financial year 2003 of Rp.50 per share, anticipated to be paid before December 2003. Astra aims to increase the amount of dividend payment progressively until it reaches an amount of 50% of the net profit in accordance with the maximum dividend payment as set forth in debt restructuring agreement, subject to the achievement of a satisfactory business performance and the maintenance of a sound financial position.

"UNQUOTE"

Submitted by Ho Yeng Tat, Group Company Secretary on 08/07/2003 to the SGX

MASNET No. 45 OF 04.07.2003
Announcement No. 45


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Change In Substantial Shareholder's Interests

Name of substantial shareholder:	Edaran Otomobil Nasional Berhad
Date of notice to company:	04/07/2003
Date of change of interest:	03/07/2003
Name of registered holder:	CDP-Raffles Nominees Pte Ltd
Circumstance(s) giving rise to the interest:	Sales in open market at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	10,000
% of issued share capital:	0.004
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$4.96 per share
No. of shares held before the transaction:	30,304,886
% of issued share capital:	12.34
No. of shares held after the transaction:	30,294,886
% of issued share capital:	12.33

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:		30,304,886
% of issued share capital:		12.34
No. of shares held after the transaction:		30,294,886
% of issued share capital:		12.33
Total shares:		30,294,886

Submitted by Ho Yeng Tat, Group Company Secretary on 04/07/2003 to the SGX

MASNET No. 35 OF 03.07.2003
Announcement No. 35


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Change In Substantial Shareholder's Interests

Name of substantial shareholder:	Edaran Otomobil Nasional Berhad
Date of notice to company:	03/07/2003
Date of change of interest:	02/07/2003
Name of registered holder:	CDP-Raffles Nominees Pte Ltd
Circumstance(s) giving rise to the interest:	Sales in open market at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	60,000
% of issued share capital:	0.024
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$4.966 per share
No. of shares held before the transaction:	30,364,886
% of issued share capital:	12.36
No. of shares held after the transaction:	30,304,886
% of issued share capital:	12.34

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:		30,364,886
% of issued share capital:		12.36
No. of shares held after the transaction:		30,304,886
% of issued share capital:		12.34
Total shares:		30,304,886

A total of 631,218 new shares (at S$4.72 per share) were allotted to Edaran Otomobil Nasional Berhad ("EON") on 2 July 2003 pursuant to the Company's scrip dividend scheme increasing EON's shareholding in the Company to 30,364,886 shares (12.36%) before the above transaction.

Submitted by Ho Yeng Tat, Group Company Secretary on 03/07/2003 to the SGX

MASNET No. 58 OF 02.07.2003
Announcement No. 58



CYCLE & CARRIAGE CYCLE & CARRIAGE LIMITED

Notice Of Change In Substantial Shareholder's Interests

Name of substantial shareholder:	Edaran Otomobil Nasional Berhad
Date of notice to company:	02/07/2003
Date of change of interest:	01/07/2003
Name of registered holder:	CDP-Raffles Nominees Pte Ltd
Circumstance(s) giving rise to the interest:	Sales in open market at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	200,000
% of issued share capital:	0.083
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$5.03510 per share
No. of shares held before the transaction:	29,933,668
% of issued share capital:	12.37
No. of shares held after the transaction:	29,733,668
% of issued share capital:	12.28

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:		29,933,668
% of issued share capital:		12.37
No. of shares held after the transaction:		29,733,668
% of issued share capital:		12.28
Total shares:		29,733,668

Submitted by Ho Yeng Tat, Group Company Secretary on 02/07/2003 to the SGX

MASNET No. 57 OF 02.07.2003
Announcement No. 57


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Change In Substantial Shareholder's Interests

Name of substantial shareholder:	Jardine Strategic Singapore Pte Ltd
Date of notice to company:	02/07/2003
Date of change of interest:	02/07/2003
Name of registered holder:	DBS Trustee Limited
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Acquisition of shares pursuant to scrip dividend scheme

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	2,404,029
% of issued share capital:	0.98
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$4.72 per share
No. of shares held before the transaction:	121,228,835
% of issued share capital:	50.08
No. of shares held after the transaction:	123,632,864
% of issued share capital:	50.33

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:		121,228,835
% of issued share capital:		50.08
No. of shares held after the transaction:		123,632,864
% of issued share capital:		50.33
Total shares:		123,632,864

No. of Warrants : Nil
No. of Options : Nil
No. of Rights : Nil
No. of Indirect Interest : Please refer below.

By way of direct / indirect substantial shareholding interest in Jardine Strategic Singapore Pte Limited ("JSS"), JSH Asian Holdings Limited, Jardine Strategic Holdings Limited, JMH Investments Limited and Jardine Matheson Holdings Limited are deemed to be interested in JSS's notifiable interest in Cycle & Carriage Limited.

Submitted by Ho Yeng Tat, Group Company Secretary on 02/07/2003 to the SGX

MASNET No. 32 OF 02.07.2003
Announcement No. 32


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE LIMITED SCRIP DIVIDEND SCHEME - ALLOTMENT & ISSUE OF SHARES

Cycle & Carriage Limited (the "Company") is pleased to announce that 3,589,557 ordinary shares of $1.00 each in the Company "New Shares") have been allotted and issued to the eligible members of the Company ("Members") who have elected to participate ("Participating Members") in the Cycle & Carriage Limited Scrip Dividend Scheme (the "Scheme") in respect of the final dividend of 12% or S$0.12 per ordinary share less 22% tax for the financial year ended 31 December 2002 (the "Final Dividend"). The issue price of S$4.72 for each of the New Shares, being equal to the average of the last dealt prices of the Company's shares for each of the market days from 16 May 2003 to 20 May 2003, was determined in accordance with Clause 4.9 of the Scheme.

The New Shares were allotted and issued on 2 July 2003 to The Central Depository (Pte) Limited ("CDP") (for credit to the securities accounts of Participating Members with CDP) and to Participating Members who are registered in the Company's Register of Members. The Company has applied to the Singapore Exchange Securities Trading Limited for the listing and quotation of the New Shares. The New Shares will rank pari passu in all respects with the existing ordinary shares of the Company.

Following the issue of the New Shares, the number of issued and paid-up ordinary shares of the Company has increased to 245,658,088 ordinary shares of $1.00 each.

Members who did not elect to participate in the Scheme or who cancelled their permanent election to participate in the Scheme, were paid the Final Dividend in cash on 2 July 2003.

Submitted by Ho Yeng Tat, Group Company Secretary on 02/07/2003 to the SGX

MASNET No. 7 OF 02.07.2003
Announcement No. 7


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

APPOINTMENT OF NEW SHARE REGISTRAR AND CHANGE OF ADDRESS OF OFFICE WHERE REGISTER OF MEMBERS IS KEPT

Cycle & Carriage Limited (the "Company") wishes to inform that it has appointed M&C Services Private Limited to act as the Company's share registrar with effect from 2 July 2003.

The address of the office at which the Register of Members is kept will be changed to the following with effect from 2 July 2003:

138 Robinson Road #17-00
The Corporate Office
Singapore 068906

Submitted by Ho Yeng Tat, Group Company Secretary on 02/07/2003 to the SGX

MASNET No. 69 OF 01.07.2003
Announcement No. 69


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Edaran Otomobil Nasional Berhad
Date of notice to company:	01/07/2003
Date of change of interest:	30/06/2003
Name of registered holder:	CDP-Raffles Nominees Pte Ltd
Circumstance(s) giving rise to the interest:	Sales in open market at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	64,000
% of issued share capital:	0.026
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$5.05 per share
No. of shares held before the transaction:	29,997,668
% of issued share capital:	12.39
No. of shares held after the transaction:	29,933,668
% of issued share capital:	12.37

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:		29,997,668
% of issued share capital:		12.39
No. of shares held after the transaction:		29,933,668
% of issued share capital:		12.37
Total shares:		29,933,668

Submitted by Ho Yeng Tat, Group Company Secretary on 01/07/2003 to the SGX

MASNET No. 69 OF 27.06.2003
Announcement No. 69


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Change In Substantial Shareholder's Interests

Name of substantial shareholder:	Edaran Otomobil Nasional Berhad
Date of notice to company:	27/06/2003
Date of change of interest:	27/06/2003
Name of registered holder:	CDP-Raffles Nominees Pte Ltd
Circumstance(s) giving rise to the interest:	Sales in open market at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	1,203,000
% of issued share capital:	0.497
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$5.10 per share (1,187,000 shares) S$5.15 per share (16,000 shares)
No. of shares held before the transaction:	31,200,668
% of issued share capital:	12.89
No. of shares held after the transaction:	29,997,668
% of issued share capital:	12.39

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:		31,200,668
% of issued share capital:		12.89
No. of shares held after the transaction:		29,997,668
% of issued share capital:		12.39
Total shares:		29,997,668

Submitted by Ho Yeng Tat, Group Company Secretary on 27/06/2003 to the SGX

MASNET No. 4 OF 27.06.2003
Announcement No. 4


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Change In Substantial Shareholder's Interests

Name of substantial shareholder:	Edaran Otomobil Nasional Berhad
Date of notice to company:	26/06/2003
Date of change of interest:	25/06/2003
Name of registered holder:	CDP-Raffles Nominees Pte Ltd
Circumstance(s) giving rise to the interest:	Sales in open market at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	240,000
% of issued share capital:	0.1
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$4.94068 per share
No. of shares held before the transaction:	31,440,668
% of issued share capital:	12.99
No. of shares held after the transaction:	31,200,668
% of issued share capital:	12.89

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:		31,440,668
% of issued share capital:		12.99
No. of shares held after the transaction:		31,200,668
% of issued share capital:		12.89
Total shares:		31,200,668

Submitted by Ho Yeng Tat, Group Company Secretary on 27/06/2003 to the SGX

MASNET No. 43 OF 25.06.2003
Announcement No. 43


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Change In Substantial Shareholder's Interests

Name of substantial shareholder:	Edaran Otomobil Nasional Berhad
Date of notice to company:	25/06/2003
Date of change of interest:	24/06/2003
Name of registered holder:	CDP-Raffles Nominees Pte Ltd
Circumstance(s) giving rise to the interest:	Sales in open market at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	132,000
% of issued share capital:	0.05
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$4.9393 per share
No. of shares held before the transaction:	31,572,668
% of issued share capital:	13.04
No. of shares held after the transaction:	31,440,668
% of issued share capital:	12.99

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:		31,572,668
% of issued share capital:		13.04
No. of shares held after the transaction:		31,440,668
% of issued share capital:		12.99
Total shares:		31,440,668

Submitted by Ho Yeng Tat, Group Company Secretary on 25/06/2003 to the SGX

MASNET No. 68 OF 23.06.2003
Announcement No. 72


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Change In Substantial Shareholder's Interests

Name of substantial shareholder:	Edaran Otomobil Nasional Berhad
Date of notice to company:	23/06/2003
Date of change of interest:	20/06/2003
Name of registered holder:	CDP-Raffles Nominees Pte Ltd
Circumstance(s) giving rise to the interest:	Sales in open market at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	8,000
% of issued share capital:	0.003
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$4.94 per share
No. of shares held before the transaction:	31,580,668
% of issued share capital:	13.05
No. of shares held after the transaction:	31,572,668
% of issued share capital:	13.04

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:		31,580,668
% of issued share capital:		13.05
No. of shares held after the transaction:		31,572,668
% of issued share capital:		13.04
Total shares:		31,572,668

Submitted by Ho Yeng Tat, Group Company Secretary on 23/06/2003 to the SGX

MASNET No. 50 OF 20.06.2003
Announcement No. 61


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Change In Substantial Shareholder's Interests

Name of substantial shareholder:	Edaran Otomobil Nasional Berhad
Date of notice to company:	20/06/2003
Date of change of interest:	19/06/2003
Name of registered holder:	CDP-Raffles Nominees Pte Ltd
Circumstance(s) giving rise to the interest:	Sales in open market at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	250,000
% of issued share capital:	0.1
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$4.94 per share
No. of shares held before the transaction:	31,830,668
% of issued share capital:	13.15
No. of shares held after the transaction:	31,580,668
% of issued share capital:	13.05

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:		31,830,668
% of issued share capital:		13.15
No. of shares held after the transaction:		31,580,668
% of issued share capital:		13.05
Total shares:		31,580,668

Submitted by Ho Yeng Tat, Group Company Secretary on 20/06/2003 to the SGX

MASNET No. 76 OF 29.05.2003
Announcement No. 76


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

STRIKING OFF OF SUBSIDIARY, CCL MYANMAR PTE LTD

Cycle & Carriage Limited wishes to announce that pursuant to an application which it had made to the Registrar of Companies and Businesses under section 344 of the Companies Act, it was notified on 23 May 2003 that its wholly-owned subsidiary, CCL Myanmar Pte Ltd, has been struck off the register with effect from 9 April 2003.

CCL Myanmar Pte Ltd had been dormant since December 1999.

Submitted by Ho Yeng Tat, Group Company Secretary on 29/05/2003 to the SGX

MASNET No. 11 OF 28.05.2003
Announcement No. 11



CYCLE & CARRIAGE **CYCLE & CARRIAGE LIMITED**

CYCLE & CARRIAGE LIMITED SCRIP DIVIDEND SCHEME – DESPATCH OF ELECTION NOTICES TO MEMBERS

On 6 May 2003, Cycle & Carriage Limited (the "Company") announced the application of the Cycle & Carriage Limited Scrip Dividend Scheme (the "Scheme") to the final dividend of 12% or $0.12 per ordinary share of $1.00 each less 22% Singapore income tax for the financial year ended 31 December 2002 (the "Final Dividend") and the books closure date for determining shareholders' entitlements to the Final Dividend.

On 21 May 2003, the Company announced that the issue price of the fully paid new ordinary shares to be issued to members who have elected to participate in the Scheme, in lieu of the cash amount of the Final Dividend, is $4.72 for each share.

The Company is pleased to announce that Notices of Election have been despatched today to all eligible persons registered as holders of shares in the Register of Members of the Company or the Depository Register, as the case may be, as at 5.00 p.m. on 20 May 2003, being the last registration date in respect of the Final Dividend, to whom the Scheme has been made available ("Members") and who have not previously made any permanent election to participate in the Scheme.

Notification in the form of a Scrip Dividend Entitlement Advices have also been despatched today to Members who have previously made permanent elections to participate in the Scheme in respect of all applicable dividends ("Permanent Electors"). No Notices of Election have been sent to Permanent Electors.

Eligible Members who wish to elect to participate in the Scheme must complete, sign and return the Notices of Election to the Company's Share Registrar, Barbinder & Co Pte Ltd (" Share Registrar"), or The Central Depository (Pte) Limited ("CDP"), as the case may be, at their respective addresses set out below, by the close of business on 18 June 2003. Notices of Election received after the close of business on 18 June 2003 will not be effective for the

Final Dividend. Members who do not elect to participate in the Scheme will receive the Final Dividend in cash.

Permanent Electors who wish to cancel their permanent election to participate in the Scheme from and including this Final Dividend, and elect to receive cash instead, must complete and return their Notice of Cancellation to the Share Registrar or the CDP, as the case may be, so as to be received not later than the close of business on 18 June 2003. Notices of Cancellation received after the close of business on 18 June 2003 will not be effective for the Final Dividend. Members who have duly cancelled their permanent election will receive the Final Dividend in cash. A copy of the Notice of Cancellation can be obtained from the Share Registrar or the CDP at their respective addresses set down below.

The Final Dividend will be paid on or around 2 July 2003.

Members who have not received their Notices of Election or Scrip Dividend Entitlement Advice, as relevant, by 11 June 2003 should notify the Share Registrar or CDP, as the case may be, at the following addresses:

Barbinder & Co Pte Ltd
8 Cross Street #11-00
PWC Building
Singapore 048424

The Central Depository (Pte) Limited
4 Shenton Way, #02-01
SGX Centre 2
Singapore 068807

A copy of the Scheme Statement (which contains the terms and conditions of the Scheme) may be obtained upon request from the Share Registrar.

Submitted by Ho Yeng Tat, Group Company Secretary on 28/05/2002 to the SGX

MASNET No. 9 OF 21.05.2003
Announcement No. 9


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE LIMITED SCRIP DIVIDEND SCHEME – ISSUE PRICE OF NEW SHARES

On 6 May 2003, the Board of Cycle & Carriage Limited (the "Company") announced the application of the Cycle & Carriage Limited Scrip Dividend Scheme (the "Scheme") to the final dividend of 12% or $0.12 per ordinary share of $1.00 each less 22% Singapore income tax for the financial year ended 31 December 2002 (the "Final Dividend") and the books closure date for determining shareholders' entitlements to the Final Dividend. Details of the application of the Scheme to this Final Dividend were also announced on 6 May 2003.

The Company wishes to inform that for the purposes of the application of the Scheme to the Final Dividend, the issue price of the fully paid new ordinary shares of $1.00 each ("New Shares") in the capital of the Company to be issued to members who have elected to participate in the Scheme, in lieu of the cash amount of the Final Dividend, is S$4.72 for each New Share, being the average of the last dealt prices for a share on the Singapore Exchange Securities Trading Limited ("SGX-ST") for each of the three market days during the period commencing on the day on which the shares were first quoted ex-dividend on the SGX-ST after the announcement of the Final Dividend and ending on the day before 21 May 2003 (being the Books Closure Date for the Final Dividend).

The Final Dividend will be paid on or around 2 July 2003.

Save for members with a shareholding of less than 26 shares and overseas members who had not by 12 May 2003 provided registered addresses in Singapore to the Company or The Central Depository (Pte) Limited ("CDP"), Notices of Election will be despatched to eligible members on or about 28 May 2003.

A copy of the Scheme Statement, setting out the terms and conditions of the Scheme, is available upon request from the Company's Share Registrar, Barbinder & Co Pte Ltd at 8 Cross Street #11-00, PWC Building, Singapore 048424 ("Share Registrar"). Notification in the form of a Scrip Dividend

Entitlement Advice, will be sent on or about 28 May 2003 to members who had previously made a permanent election to participate in the Scheme in respect of their scrip dividend entitlement. No Notice of Election will be sent to them. If such members wish to cancel their permanent election to participate in the Scheme from and including this Final Dividend, and elect to receive cash instead, a Notice of Cancellation must be completed and returned to the Share Registrar or CDP, as the case may be, so as to be received not later than the close of business on 18 June 2003. Copies of the Notice of Cancellation can be obtained, as the case may be, from the Share Registrar at its address stated above or CDP at 20 Cecil Street, #06-03/08, Singapore Exchange, Singapore 0497805.

Submitted by Ho Yeng Tat, Group Company Secretary on 21/05/2003 to the SGX